As confidentially submitted to the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933 on June 19, 2019, as Amendment No. 3 to the Confidential Submission.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________________________
WeWork Companies Inc.
(Exact name of registrant as specified in its charter)
____________________________________

Delaware (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	46-2918595 (I.R.S. Employer Identification Number)
____________________________________
115 West 18th Street
New York, New York 10011
Telephone: (646) 491-9060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________________________
Jennifer Berrent
Co-President and Chief Legal Officer
Jared DeMatteis
Deputy Chief Legal Officer
115 West 18th Street
New York, New York 10011
Telephone: (646) 491-9060
____________________________________
With copies to:

Graham Robinson Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Roxane F. Reardon John C. Ericson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502
____________________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
____________________________________
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 19, 2019
The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Prospectus
          Shares
WeWork Companies Inc.
Class A Common Stock
This is an initial public offering of Class A common stock by WeWork Companies Inc. The estimated initial public offering price is between $              and $            per share.
We intend to apply to list our Class A common stock on the            (the “          ”) under the symbol “WE”.
We have two classes of outstanding common stock, Class A common stock and Class B common stock. The rights of the holders of the shares of Class A common stock and Class B common stock are identical, except as to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock under certain circumstances. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise set forth in this prospectus or as required by applicable law. The holders of our outstanding shares of Class B common stock will hold approximately          % of the voting power of our outstanding capital stock upon the completion of this offering, and Adam Neumann, our Co-Founder and Chief Executive Officer, will hold or have the ability to control approximately          % of the voting power of our outstanding capital stock upon the completion of this offering.
Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the        . We will be treated as an “emerging growth company” under the federal securities laws for certain purposes until we complete this offering. Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 24.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$
Underwriting discounts and commissions(2)		$(1)
Proceeds to us, before expenses		$(1)

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock described below.

(2)	See “Underwriting” for a description of compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of Class A common stock. See “Underwriting” .
The underwriters expect to deliver the shares of Class A common stock to purchasers on          , 20  .
Prospectus dated           , 20    .

Table of contents

______________________________________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we have filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus that we have filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.
This prospectus contains references to our trademarks, trade names and service marks and to those belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
This prospectus contains industry, market and competitive position data that is based on industry publications and studies conducted by independent third parties that we believe to be reliable. However, we have not independently verified market and industry data from third-party sources and the accuracy and completeness of this information cannot be guaranteed. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to a source of this type of data in any paragraph, you may assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context

i

otherwise requires. Forecasts and projections are based on historical market data and other third-party sources, and forecasted or projected amounts may not be achieved. Forward-looking information obtained from third-party sources is subject to the same qualifications and the uncertainties regarding the other forward-looking statements in this prospectus. See “Risk factors” and “Cautionary note regarding forward-looking statements”.

ii

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to purchase our Class A common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements”, before making an investment decision.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we”, “our”, “us”, “the Company” and “our company” refer to WeWork Companies Inc. and its consolidated subsidiaries. Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
Our story
We are a mission-driven company committed to making a positive impact on the world. Our global platform provides members with flexible access to beautiful spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure. Together, we believe our mission and platform are transforming how people work, live and grow.
In early 2010, we opened our doors to our first member community at 154 Grand Street in New York City. In the beginning, our members consisted mostly of freelancers, start-ups and small businesses. Over the past nine years, we have scaled our business while staying true to our vision of a world where people work to make a life, not just a living. Today, we are a global platform that integrates space, community, services and technology in over 485 locations in 105 cities across 28 countries, and our 466,000 memberships include global enterprises across multiple industries, including 37% of the Global Fortune 500. We strive to provide our members around the world with a better day at work for less.

Our global platform as of March 31, 2019

	2010	2012	2014	2016	2018	Q1 2019
Locations	2	7	23	111	425	485
Cities	1	3	8	34	100	105
Memberships	450	4,000	15,000	87,000	401,000	466,000

Over 50%

of our members are outside of the United States

We have proven that the principles of community, flexibility and cost efficiency can be applied to serve the workplace needs of everyone, from global citizens to global enterprises. We pioneered a “space-as-a-service” membership model that offers the benefits of a collaborative culture, the flexibility to scale up and scale down workspace as needed and the power of a worldwide community, all for a lower cost. Through iterative product development at scale and significant investment in technology infrastructure, we have proven that we can build better solutions for less money. We are changing the way people work globally, and in the process, we have disrupted the largest asset class in the world - real estate.
We start by looking at space differently: as a place to bring people together, build community and enhance productivity. Philosophically, we believe in bringing comfort and happiness to the workplace. Our goal is for our members to feel that their surroundings are beautiful but simple, elevated but approachable, global but with local touches, all delivered at a high quality but without the expense. We employ over 500 designers and architects who work relentlessly in service to our members. Next, we add a team of trained community managers to bring human connection to our spaces. Our community team of over 2,500 employees is the heart and soul of our spaces - they foster collaboration and holistically support our members both personally and professionally. Lastly, with a persistent dedication to improving the member experience, we add services and amenities to our platform, either by building them ourselves, acquiring them or entering into partnerships.
The entire member experience is powered by technology designed to enable our members to manage their own space, make connections among each other and access services, all with the goal of driving our members’ productivity, happiness and success.

Technology is at the foundation of our global platform. Our purpose-built technology and operational expertise has allowed us to scale faster, while improving the quality of our solutions and decreasing the cost to find, build, fill and run our spaces. We have over 1,000 engineers, product designers and machine learning scientists that are dedicated to building, integrating and automating the complex systems we use to operate our business. As a result, we are able to deliver a premium experience to our members at a lower price relative to traditional alternatives.
We have grown significantly since our inception. Our membership base has grown by over 100% every year since 2014. It took us more than seven years to achieve $1 billion of run-rate revenue, but only one additional year to reach $2 billion of run-rate revenue and just six months to reach $3 billion of run-rate revenue.
The more locations we strategically cluster in a given city, the larger and more dynamic our community becomes. This clustering effect leads to greater brand awareness for our offerings and allows us to realize economies of scale, which, in turn, drives stronger monetization of our global platform. We employ a deliberate city expansion strategy within existing and new markets to drive global scale. We believe that operating efficiencies and the benefits of scale have allowed us to capture a multiplying demand for our space-as-a-service offering.

As we expand, we continue to add new members at a strong pace while also strengthening our relationships with existing members. Of the new memberships added in 2018, 35% were attributable to organizations that were already members at the end of 2017. Across our member community we have high retention rates and expanding relationships, reflecting high member satisfaction with our platform.
Large enterprises are increasingly seeing the value proposition of our global platform. With our space-as-a-service model, we can provide a headquarters in London, a satellite office in Beijing, Berlin or Buenos Aires, or a group of on-demand workstations across San Francisco. We believe that through our variety of space solutions, we can meet an enterprise’s distinct needs on a flexible and cost-effective basis with availability around the world. We help amplify or reset an enterprise’s culture, sparking innovation, enhancing productivity and helping the organization attract and retain talent. As of March 31, 2019, 41% of our memberships were with organizations having more than 500 employees (which we refer to as enterprise members), more than double the 20% as of two years prior. Enterprise is our fastest growing membership type.
We monetize our platform through a variety of means, including by selling memberships, providing ancillary value-added services to our members and extending our global platform beyond work. Today, we are signing more multi-year membership agreements for multiple solutions across our global platform. This creates a backlog of committed revenue, which we expect will drive increasing recurring revenues and cash flows as well as increase our revenue visibility. We had committed revenue backlog of $3.5 billion as of March 31, 2019, approximately seven times the $0.5 billion as of December 31, 2017.

We operate our business so that locations are accretive to our financial performance. After an initial investment, each additional location not only adds members to our platform and revenue to our income statement, but also becomes profitable once it reaches a break-even point. As we move through the different lifecycle phases of each location, the cash flows shift from outgoing during the find and build phases, which is an investment to scale our global platform, to incoming during the fill and run phases, which represents monetization of our platform.
As we build and open more locations across existing markets, expand to new markets and scale our suite of services, we increase the value of our offerings to our members and create additional capacity for incremental monetization of our platform. Given our strong economics, we intend to continue deploying capital to grow and rapidly open new locations.
As of today, we estimate that our penetration in our target markets globally is less than 0.3%. We plan to build aggressively, relying on the investment, experience, expertise, brand and scale that we have developed to date. We will leverage our leadership position to capture the global opportunity by growing in existing and new markets and expanding the scope of our solutions and services.
We continue to learn from our data and experiences to innovate on what drives our member success and execute using our purpose-built technology and mission-driven team. We believe that we have laid the foundation to capitalize on our significant market opportunity by continuing to reinvent the future of work.
We are just getting started.

Our opportunity
We are reinventing the way people work and transforming the way individuals and organizations relate to the workplace. When we started, it was obvious to us that the solutions available in the market were not meeting the needs of the modern workforce and did not offer the community, flexibility and global mobility that individuals and organizations needed to grow and succeed. Rather than a static solution locked to a long-term lease, we imagined the future of work: dynamic, well-designed workspaces for less, a suite of value-added services, all powered by data, analytics and deeply integrated technology capabilities that helped our members unlock creativity and productivity.
We believe the following trends are enabling the re-invention of work and will allow us to continue to grow our business:

•	Urbanization. People are moving to major global urban centers, prioritizing greater accessibility to services and increased human connection.

•	Globalization. The world is increasingly connected through trade and the movement of capital, people and information across borders.

•	Independent workforce . People are increasingly engaged in independent work.

•
Flexible solutions . Individuals and organizations are increasingly looking to lower fixed costs by converting long-term lease obligations into flexible solutions that can expand and contract with their evolving space needs in a capital-efficient manner.

•	Workplace culture. People are increasingly seeking environments that humanize the work experience.

•	Sharing economy . People are demonstrating a greater willingness to share, driven by a desire for value, quality and variety.
Individuals and organizations turn to us directly to solve their workspace needs because of the value of our integrated solution - space, community, services and technology - and the scale of our global platform. As a result, we are able to aggregate demand and match individuals and organizations to the right spaces, at the right times, at the right prices. By acting in this role of demand aggregator, we are able to choose strategically where and how fast to grow.

Addressable market size
We view any person or organization with the need for professional workspace as a potential member. 1 In the 105 cities in which we had locations as of March 31, 2019, we estimate that there are approximately 145 million potential members based on occupation and employment data from Demographia, the Organization for Economic Cooperation and Development and the International Labor Organization.
We expect to expand aggressively in our existing cities as well as launch in up to 175 additional cities. We evaluate expansion in new cities based on multiple criteria, primarily our assessment of the potential member demand as well as the strategic value of having that city on our global platform. Based on data from Demographia and the Organization for Economic Cooperation and Development, we have identified our market opportunity to be 280 total target cities with an estimated potential member population of approximately 256 million people in aggregate.
When applying our annualized average revenue per member for the three months ended March 31, 2019 to our potential member population of 145 million people in our existing 105 cities, we estimate a total opportunity of $920 billion. Among our total potential member population of 256 million people across our 280 total target cities globally, we estimate an opportunity of $1.6 trillion.
We are able to deliver a premium experience to our members at a lower price relative to traditional alternatives. Based on data from CBRE Group and Cushman & Wakefield, we estimate the average annual occupancy spend per employee is approximately $12,000. 2 When this amount is applied to our potential member population of 145 million people in our existing 105 cities, we estimate an opportunity of $1.7 trillion. Among our total potential member population of 256 million people across our 280 total target cities globally, we estimate an opportunity of $3.0 trillion.
We believe that we will be able to capture a portion of this existing spend per employee given our powerful brand and leadership position, which we expect will benefit from the tailwinds of the trends enabling the re-invention of work. Based on our calculations, we have realized less than 0.3% of our opportunity in our 280 total target cities globally, and even in our ten largest markets we only have 0.5% penetration today.
As we have scaled our business, our membership community has expanded from mostly freelancers, start-ups and small businesses to global enterprises. Based on data from the U.S. Census Bureau and Eurostat database, we estimate 38%, or 98 million people, of our target addressable population to come from enterprises.
Space-as-a-service is an entry point to the category of work. As our business model evolves, our physical platform grows and our membership base expands, we expect to use the same principles of demand aggregation to continue to offer a growing portfolio of services to meet our members’ needs. We believe these services will be a driver of higher margin revenue growth, further increasing our opportunity.
Our economics
Our strong unit economics, together with the increasing cost efficiency with which we open new locations, gives us the confidence to continue to invest in finding, building and filling buildings in order to drive long-term value creation.
1 Defined as the estimated number of desk jobs in U.S. cities based on data from the U.S. Census Bureau, Statistics of U.S. Businesses, and select occupations defined by ILO (managers, professionals, technicians and associate professionals, and clerical support workers) for non-U.S. cities.
2 Average total occupancy cost weighted by addressable population for 73 cities globally.

The profitability profile of our business is a managed outcome driven by the maturity of our locations, or the length of time a location has been open to our members. We define locations that have been open for at least 24 months as mature. Once a location reaches maturity, occupancy generally stabilizes, our initial investment in build-out and in sales and marketing to drive our initial members is complete and the location begins to generate a recurring stream of revenues, contribution margin (See “ Non-GAAP financial measures ” for the definition of and additional information about this non-GAAP metric) and cash flow. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our locations are non-mature and have not reached stable cash flow. As of March 1, 2019, only 29% of our locations were considered mature and our occupancy for mature locations was 88%.
As we build and open more spaces in existing and new markets, we create additional capacity that lays the foundation for incremental revenue and future profits. We intend to continue to invest in growth as we believe the timing of our future profitability largely depends on levers we control.

•
We can control the speed of growth of new locations. We believe decreasing our growth increases occupancy and provides us with price elasticity because of the limit on supply. We have seen this occur where we have strategically slowed growth in certain cities. For example, following the Brexit referendum, we momentarily slowed our growth in London resulting in an incremental 10 percentage points of occupancy in our London locations. We have since resumed full speed growth in London. As of March 1, 2019, our occupancy for mature locations in London was 91%.

•
We are just beginning to add value-added services to our global platform. As we proactively seek additional partnership, acquisition and innovation opportunities, we will be able to provide additional services to our existing membership base by leveraging our physical spaces and our existing relationships. We expect sales of these services will provide incremental cash flow at higher-margins than our existing revenue streams.

•
We can focus on more capital efficient approaches to growing our global platform. We can do this with our Powered by We solution in which the member pays for build-out of their space as well as through management agreements, participating leases and other occupancy arrangements where the landlord pays in whole or in part for the build-out costs. Importantly, we do not subsidize or incentivize our space providers. Instead, landlords generally help subsidize our supply by providing tenant improvement allowances that help fund our build-outs. We have historically focused on optimizing tenant improvement allowances from landlords and we expect to continue to strategically focus on growth through lower capital expenditure alternatives.

Our community
Nine years ago, we had a vision. We thought that if we created a community that helped people live life with purpose, we could have a meaningful impact on the world. From the moment we started, we had conviction that there was an entrepreneurial spirit that was being underserved. We knew there were creators all around the world who were looking for a better work solution at a lower price.
We built communities first in New York, then San Francisco, Los Angeles, Boston and Seattle. In 2014, we made a bold decision to expand internationally to cities of the world at the same time that we were still building our brand and presence in the United States. We started in London, followed soon after by Tel Aviv, and by 2016, we had opened our doors in Shanghai, the first of our locations in Asia, as well as in Mexico City, the first of our locations in Latin America.
As our global community grew, we realized that the principles of community, flexibility and cost efficiency can be applied to serve the employee needs of organizations of all sizes. In 2016, we took another leap and made the strategic decision to expand our focus to meet the needs of a broader range of organizations, particularly enterprises. Enterprise organizations increasingly seek cost-efficient, flexible and scalable workplace solutions and a workplace environment that fosters strong community, promotes productivity and increases employee engagement. Our global platform directly addresses these challenges for enterprise organizations, effectively and immediately.
The energy and spirit of our broad and diverse community lies in our community managers and their teams that work each day, often behind the scenes, to holistically support our members. We hire people who are passionate about connecting others and we train them to bring people together. This unique role, coupled with our customized technology that empowers our community team to better serve members, differentiates us from any other workspace offering. The authenticity and dedication of our community team humanizes the work experience and is integral to developing and maintaining the distinct personality and culture at each of our locations. Our community teams invest the time to get to know our members - from their personal hopes and dreams to their professional goals and challenges - and create bespoke events to help our members thrive.
We also integrate community technology across all of our operations to enhance the value we deliver to our members. Our WeWork app enables our members to easily book space, connect with other members for advice or services and discover events and activities. To create the best member experience, we strive to pair human judgment and creativity with algorithms that amplify ideas quickly and globally. Our community teams provide a rich source of programming ideas, and with over 2,500 events occurring per week, we can develop insights quickly on what works best for members with select interests.
We view space as a place to bring people together and build communities. Each of our spaces is designed to make our members feel welcome and at home, and to encourage a sense of belonging. We believe that individuals are more productive when they are able to express their full and authentic self, so we aspire to be as inclusive as possible. Our design contributes to our success. We foster collaboration by providing design elements such as exposed internal staircases, open floorplans, communal meeting rooms and centrally located refreshments. Our spaces and their unique look-and-feel are the signature of our brand. All of our spaces follow global design guidelines, but reflect freedom of expression at local level as part of our global-local playbook.

WeWork 33 Rue la Fayette, Paris

In Paris, our office space at Rue la Fayette incorporates the building's Art Deco style and monumental glass ceiling to combine the traditional with the modern.

WeWork Tokyo Square Garden, Tokyo

In Tokyo, we design and build meeting rooms to be larger to accommodate members that tend to include entire teams at all meetings.

WeWork 205 Hudson, New York

In New York City, our locations intentionally incorporate local architectural elements, artwork and industrial floors.

Our global platform
Our goal is to provide everyone from global citizens to global enterprises a better day at work at a lower price with more flexible access to beautiful, inspiring workplaces. We achieve this with a simple space-as-a-service membership model that consists of several workplace solutions that can be used individually or in combination as needed. Our global presence and local market density provide our members the flexibility to scale up or down over time or satisfy exceptional space needs on demand. Accordingly, our members can specify what they need in simpler terms of people and purpose rather than navigating the complexity of square feet calculations and staggered time commitments.
Our membership offerings provide access to our global community in multiple ways. Each offering also provides different types of access to space.
Our dedicated workplace solutions provide move-in ready private office and shared workspace offerings for individuals, teams and organizations. Our configured workplace solutions provide private floors or whole offices configured to member needs and brand aesthetics. In addition to these services that we provide at our core locations, we have two additional solutions to meet the needs of our larger members. Our on-demand workplace solutions provide shared workstations or shared private spaces as needed by the hour, day or month for members such as traveling executives, mobile sales teams, freelancers and remote employees. We have on-demand membership options geared towards organizations as well as individuals.
Each membership plan includes valuable benefits on business services and lifestyle perks that help members increase their productivity both in and out of the office. Our established partner relationships, a suite of our own We Company offerings and the trust of hundreds of thousands of members across the globe allow us to deliver services to our members at scale. These solutions allow us to further connect with our members, driving higher retention, while also attracting valuable third-party partners who can utilize our platform to reach our member base. We envision a future where the We Company becomes a one-stop shop where members will have access to services from us, third parties and our partners, all enabling our members to work, live and grow more successfully.
The density of our locations, our technology infrastructure and ability to aggregate demand across our member base allows us to offer solutions to partners who benefit from a physical touchpoint to grow their offerings. Our members benefit from differentiated access to value-added services without having to leave our locations. These services also generate ancillary revenue for us at attractive margins and enhance our member experience. We are in the early stages of developing this delivery network for solutions that can benefit from using our spaces as physical delivery zones.
Our strengths
We are committed to our vision.

•	We have spent the last nine years building a founder-led, mission-driven company and executing on our vision of providing a better day at work for less.

•
Our global platform provides members with flexible access to beautiful spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure.

Our member community is strong and growing.

•
Our membership base has grown by over 100% every year since 2014 and over 50% of our members are located outside of the United States. Our 466,000 memberships include global enterprises across multiple industries and, notably, 37% of the Global Fortune 500. Enterprise is our fasting growing membership type, currently representing 41% of our memberships.

•
As we expand, we continue to add new members at a strong pace while also strengthening our relationships with our existing members. Of the new memberships added in 2018, 35% were attributable to organizations that were already members at the end of 2017.

We built a global platform that integrates space, community services and technology.

•
We have a powerful brand with a global platform spanning 485 locations in 105 cities across 28 countries. Individuals and organizations turn to us directly to solve their workplace needs. As a result, we are able to aggregate demand and match individuals and organizations to the right spaces, at the right times, at the right prices.

•	We offer a space-as-a-service model that we operationalize by using a global-local playbook powered by technology.
We have attractive economics.

•	Our run-rate revenue is $3.0 billion, with 105% year-over-year growth. Our committed revenue backlog is $3.5 billion, seven times the committed revenue backlog as of December 31, 2017.

•
We operate our business so that locations are accretive to our financial performance resulting in growing contribution margin. We strategically cluster locations in cities leading to greater brand awareness and economies of scale, which, in turn, drives stronger monetization of our global platform.

Our future impact will transform the way people work, live and grow.

•
We estimate that our penetration in our target markets globally is less than 0.3%. We have invested in the infrastructure for us to expand in existing and new markets as well as expand the scope of our solutions and services.

•
We have created a powerful ecosystem and developed a globally recognized brand that benefits not only our members and partners, but also our landlords, neighborhoods and cities through shared value creation. We believe our powerful brand, global footprint, scalable business model, and cost advantage are significant competitive advantages that will allow us to further penetrate existing and new markets and maximize the future impact of the WeWork effect.

Our growth strategy
We are focused on long-term sustainable growth and intend to continue to learn from our data and experiences, innovate on what drives our members’ success and execute using our purpose-built technology and mission-driven team. We believe that we have laid the foundation to capitalize on our significant market opportunity by continuing to reinvent the future of work.
We intend to grow by:

•	Expanding in new and existing markets.

•	Enhancing service offerings.

•	Developing and strengthening relationships with enterprise members.

•	Lowering upfront capital costs and improving operational efficiency.

•	Investing in technology.

Risk factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, results of operations and prospects, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:

•	the sustainability of our rapid growth and our ability to manage our growth effectively;

•	the success of our business strategy, including expanding in new and existing markets and enhancing our solutions and service offerings;

•	our ability to achieve profitability at a company level in light of our history of losses;

•	our ability to retain existing members and attract new members;

•	our ability to open new spaces with satisfactory arrangements in sufficient numbers or at sufficient rates to continue the future growth of our membership base and our business;

•	risks related to the long-term and fixed-cost nature of our leases;

•	risks related to operating in foreign jurisdictions;

•	our ability to maintain the value and reputation of our brand;

•	risks related to our transactions with related parties;

•	our co-founder and chief executive officer has control over key decision-making as a result of his control over a majority of the total voting power of our outstanding capital stock; and

•	the success of our strategic partnerships.
Implications of being an emerging growth company
We will be treated as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), for certain purposes until the earlier of the date we complete this offering and December 31, 2019. As such, we are permitted to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding the provision of selected financial data and executive compensation arrangements. We will also take advantage of the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Accordingly, the information contained in this prospectus may be different from the information you might receive from other public companies. See “Management’s discussion and analysis of financial condition and results of operations—JOBS Act” for further information on being treated as an emerging growth company.
Our principal stockholder and our status as a controlled company
Following the completion of this offering, as a result of his share ownership, together with his voting arrangements with certain stockholders, Adam Neumann, our co-founder and chief executive officer, will be able to exercise voting control with respect to an aggregate of              shares of our Class A common stock and             shares of our Class B common stock, representing approximately          % of the total voting power of our outstanding capital stock (or approximately           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Accordingly, Adam will continue to have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors.
Because Adam will control a majority of our outstanding voting power, we will be a “controlled company” under the corporate governance rules for           -listed companies. Therefore, we may elect not to comply with certain corporate governance standards, such as the requirement that our board of directors have a compensation committee composed entirely of independent directors. For at least some period following completion of this offering, we intend to take advantage of these exemptions.
Corporate information
Our predecessor was originally organized on March 23, 2010. On October 8, 2011, our predecessor transferred all of its assets to WeWork Companies LLC, a Delaware limited liability company. On May 30, 2013, WeWork Companies LLC converted into WeWork Companies Inc., a Delaware corporation and the issuer of the shares of Class A common stock being offered in this offering.
Our principal executive offices are located at 115 West 18th Street, New York, New York 10011, and our telephone number is (646) 491-9060. Our website address is www.we.co. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.
Channels for disclosure of information
Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls and webcasts.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

The offering

Shares offered by us in this offering:

Class A common stock	shares.

Option to purchase additional shares of Class A common stock	shares.

Shares to be outstanding upon completion of this offering:

Class A common stock	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Class B common stock	shares.

Voting rights:

Class A common stock
One vote per share, representing, in the aggregate, approximately         % of the combined voting power of our capital stock outstanding upon completion of this offering (or         % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Class B common stock
10 votes per share, representing, in the aggregate, approximately          % of the combined voting power of our capital stock outstanding upon completion of this offering (or          % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).
Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise set forth in this prospectus or as required by applicable law. Adam Neumann, our Co-Founder and Chief Executive Officer, will hold or have the ability to control approximately          % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately          % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors. See “Description of capital stock”.

Conversion rights:

Class A common stock	Our Class A common stock is not convertible into any other class of shares, including our Class B common stock.

Class B common stock
Our Class B common stock is convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers described in our restated certificate of incorporation. See “Description of capital stock—Class A common stock and Class B common stock—Conversion” for more information.

Use of proceeds
Assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $              (or $              if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), less underwriting discounts and commissions and estimated offering expenses.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We currently intend to use the net proceeds of this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Pending their use, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments or hold them as cash. See “Use of proceeds”.

Dividends	We do not expect to pay dividends on our Class A common stock or our Class B common stock in the foreseeable future. See “Dividend policy”.

Listing	We intend to apply to list our Class A common stock on the under the trading symbol “WE”.

Risk factors	Investing in our Class A common stock involves risks. See “Risk factors” for a discussion of certain factors that you should carefully consider before making an investment decision.
The number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering is based on               shares of Class A common stock and               shares of Class B common stock to be outstanding immediately prior to the completion of this offering. Unless otherwise noted, these references exclude:

•	shares of Class A common stock issuable upon the exercise of stock options outstanding as of , 2019 at a weighted average exercise price of $ per share;

•	shares of Class B common stock issuable upon the exercise of stock options outstanding as of , 2019 at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2019 at an exercise price of $13.12 per share, which warrants were issued to members at our first location;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2019 at an exercise price of $0.001 per share;

•	shares of Class A common stock issuable upon the settlement of restricted stock units outstanding as of , 2019; and

•
              shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering. See “Executive compensation—WeWork Companies Inc. 2019 Omnibus Incentive Plan”.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus and assumes:

•	no exercise of the outstanding options or warrants described above;

•	no settlement of the outstanding restricted stock units described above;

•	the exercise of warrants held by SB WW Holdings (Cayman) Limited (the “SB WW warrants”) into an aggregate of shares of Class A common stock upon completion of this offering;

•
the conversion of the 2018 convertible note (as defined under “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Convertible note and warrant agreements”) held by SoftBank Group Corp. into               shares of Class A common stock upon completion of this offering;

•
the conversion of a convertible promissory note held by one of our other investors (the “2014 convertible note”) into                shares of Series C preferred stock, which will convert into shares of Class A common stock upon completion of this offering;

•
the conversion of all our outstanding Series A, Series B, Series C, Series D-1, Series D-2, Series E, Series F and Series G preferred stock (collectively, our “senior preferred stock”), and all of our Series AP-1, Series AP-2 and Series AP-3 preferred stock (collectively, our “acquisition preferred stock”), into shares of Class A common stock upon completion of this offering;

•
the conversion of all of our outstanding junior preferred stock into an aggregate of           shares of Class B common stock (together with the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock, the “preferred stock conversions” and the preferred stock conversions, together with the exercise or conversion upon the completion of this offering of the SB WW warrants, the 2018 convertible note and the 2014 convertible note, the “IPO-related security conversions”) upon completion of this offering;

•	the filing of our restated certificate of incorporation immediately prior to the completion of this offering;

•	the effectiveness of our amended and restated bylaws upon the completion of this offering;

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised.

Summary consolidated financial and operating information
The following summary consolidated financial information for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018 has been derived from our audited annual consolidated financial statements and notes thereto included elsewhere in this prospectus. Our audited annual consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and are presented in U.S. dollars. T he summary condensed consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of our unaudited interim condensed consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected for any future period.
The information presented below should be read in conjunction with the information under “ Management’s discussion and analysis of financial condition and results of operations ” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus .

	Year Ended December 31,			Three Months Ended March 31,
(Amounts in thousands, except share and per share data)	2016	2017	2018	2018	2019
Consolidated statement of operations information:
Revenue	$436,099	$886,004	$1,821,751	$342,163	$728,336

Expenses:
Community operating expenses (1) (2)	433,167	814,782	1,521,129	288,152	581,502
Other operating expenses (1) (2)	—	1,677	106,788	15,161	36,163
Pre-opening community expenses (2)	115,749	131,324	357,831	73,232	115,554
Sales and marketing expenses	43,428	143,424	378,729	62,811	150,999
Growth and new market development expenses (2)	35,731	109,719	477,273	58,679	138,117
General and administrative expenses (2) (3)	115,346	454,020	357,486	78,194	218,537
Depreciation and amortization	88,952	162,892	313,514	62,043	124,855
Total expenses	832,373	1,817,838	3,512,750	638,272	1,365,727

Loss from operations	(396,274)	(931,834)	(1,690,999)	(296,109)	(637,391)
Interest and other income (expense), net	(33,400)	(7,387)	(237,270)	19,433	378,152
Pre-tax loss	(429,674)	(939,221)	(1,928,269)	(276,676)	(259,239)
Income tax benefit (provision)	(16)	5,727	850	2,192	(5,030)
Net loss	(429,690)	(933,494)	(1,927,419)	(274,484)	(264,269)
Net loss attributable to noncontrolling interests	—	49,500	316,627	43,022	86,447
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)	$(1,610,792)	$(231,462)	$(177,822)
Net loss per share attributable to Class A and Class B common stockholders: (4)
Basic	$(2.66)	$(5.54)	$(9.87)	$(1.43)	$(1.08)
Diluted	$(2.66)	$(5.54)	$(9.87)	$(1.43)	$(1.08)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	161,324,940	159,689,116	163,148,918	162,202,359	164,776,642
Pro forma net loss per share attributable to Class A and Class B common stockholders: (4)
Basic			$(4.76)		$(0.50)
Diluted			$(4.76)		$(0.50)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted			338,368,587		357,927,293

(1)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

(2)
See Note 17 to our audited annual consolidated financial statements and Note 18 to our unaudited interim condensed consolidated financial statements, each included elsewhere in this prospectus, for a description of the components of rent expense and the amount of rent expense included within each of these line items. Whether our cash rent obligations are higher or lower than our GAAP rent expense will generally depend on the average tenor of our leases, which has been impacted by our significant growth, among other factors. In the earlier portion of the life of a lease, our GAAP rent expense calculated on a straight-line basis is typically higher than our cash rent obligations, while in the later portion of the life of a lease, our cash rent obligations will typically exceed our GAAP rent expense calculated on a straight-line basis.

(3)
Includes stock-based compensation expense of $17.4 million , $260.7 million and $18.0 million for the years ended December 31, 2016, 2017 and 2018, respectively, and includes stock-based compensation expense of $5.0 million and $79.4 million for the three months ended March 31, 2018 and 2019, respectively.

(4)
See Note 22 to our audited annual consolidated financial statements and Note 22 to our unaudited interim condensed consolidated financial statements, each included elsewhere in this prospectus, for a description of how we compute basic and diluted net loss per share attributable to Class A and Class B common stockholders and pro forma basic and diluted net loss per share attributable to Class A and Class B common stockholders.

	As of March 31, 2019
(Amounts in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Consolidated balance sheet information:
Cash and cash equivalents	$2,499,383	$	$
Total current assets	3,367,130
Property and equipment, net	5,894,230
Total assets	11,186,324
Total liabilities	8,534,489
Total convertible preferred stock included as temporary equity	3,508,571
Total noncontrolling interests included as temporary equity	1,231,566
Total equity (deficit)	(2,088,302)

(1)
The pro forma balance sheet information in this table gives effect to the IPO-related security conversions. The pro forma balance sheet information in this table also gives effect to stock-based compensation expense of approximately $        million associated with restricted stock units and stock options, for which the portion of the service period had been rendered as of               ,        . This pro forma adjustment related to stock-based compensation expense of approximately $               million has been reflected as an increase in additional paid-in capital and a decrease in accumulated deficit. See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

(2)
The pro forma as adjusted balance sheet information in this table gives effect to the transactions described in note (1) above as well as the issuance by us of                shares of Class A common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus.

Key performance indicators and financial measures
In connection with the management of our WeWork offering, we identify, measure and assess a variety of operational and financial metrics. The principal metrics we use in managing and evaluating our business are set forth below.
Any totals of the operational metrics presented as of a period end reflect the count as of the first day of the last month in the period. The first day of the month is traditionally one of the most active days at our locations as most move-ins and openings occur on the first of the month as part of our move-in, move-out (“MIMO”) process, where we support members who are new, existing, transferring or growing. First-of-the-month counts are used because the economics of those counts generally impact the results for that monthly period.

	As of December 31,			As of March 31
	2016	2017	2018	2018	2019
Locations (in ones) (1)	111	200	425	234	485
Memberships (in ones) (2)	87,000	186,000	401,000	219,000	466,000
Enterprise membership percentage (3)	18%	28%	38%	28%	41%
Contribution margin (in thousands) (4)	$95,943	$233,147	$467,125	$95,128	$169,479
Contribution margin percentage (4)	22.1%	26.9%	27.5%	29.2%	27.0%
Committed revenue backlog (in billions) (5)	$0.1	$0.5	$2.6	N/R	$3.5
Run-rate revenue (in billions) (6)	$0.6	$1.1	$2.4	$1.5	$3.0

N/R = Not reported

(1)
“Locations” represents the number of unique, open WeWork buildings (or groups of buildings to the extent they are marketed as a single branded place) where there are workstations available for access by members. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Locations ” for additional information about this metric.

(2)
“Memberships” represents the cumulative number of WeWork memberships and on-demand memberships. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Memberships ” for additional information about this metric.

(3)
“Enterprise membership percentage” represents the percentage of our memberships attributable to organizations with 500 or more full-time employees. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Enterprise membership percentage ” for additional information about this metric.

(4)
See “ Non-GAAP financial measures ” for the definition of and additional information about these non-GAAP metrics. The following table reconciles our revenue to contribution margin for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
(Amounts in thousands)	2016	2017	2018	2018	2019
Revenue	$436,099	$886,004	$1,821,751	$342,163	$728,336
Less community operating expenses(a)	(433,167)	(814,782)	(1,521,129)	(288,152)	(581,502)
Adjusted to exclude other revenue(b)	(1,744)	(19,106)	(124,415)	(16,708)	(100,202)
Adjusted to exclude the following (as related to community operating expenses):
Adjustments for impact of straight-lining of rent(c)	92,723	162,313	268,125	54,992	100,190
Stock-based compensation expense(d)	2,032	18,718	22,793	2,833	22,657
Contribution margin	$95,943	$233,147	$467,125	$95,128	$169,479

(a)
Represents total community operating expenses as presented on our consolidated statements of operations. See “ Management’s discussion and analysis of financial condition and results of operations — Components of results of operations ” for a discussion of components of community operating expenses.

(b)
Includes all other revenue not related to membership and service revenue. See “ Management’s discussion and analysis of financial condition and results of operations — Components of results of operations ” for a discussion of components of revenue.

(c)
Represents the non-cash adjustment to record free rent periods and rent escalation clauses on a straight-line basis over the term of the applicable lease, and is one of the three key components of our rent expense recognized under GAAP. See “Non-GAAP financial measures” and Note 17 to our audited annual consolidated financial statements and Note 18 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Whether our cash rent obligations are higher or lower than our GAAP rent expense will generally depend on the average tenor of our leases, which has been impacted by our significant growth, among other factors. In the earlier portion of the life of a lease, our GAAP rent expense calculated on a straight-line basis is typically higher than our cash rent obligations (as we are often in a free rent period, when our cash rent obligations could be nil), and with respect to these leases, excluding adjustments for impact of straight-lining of rent will typically have the effect of increasing our non-GAAP measures. In the later portion of the life of a lease, our cash rent obligations will typically exceed our GAAP rent expense calculated on a straight-line basis, and with respect to these leases, excluding adjustments for impact of straight-lining of rent will typically have the effect of reducing our non-GAAP measures.

(d)
Represents the non-cash expense of our equity compensation arrangements for our directors, executive officers, other employees and consultants. Total consolidated stock-based compensation expense for the year ended December 31, 2017 and for the three months ended March 31, 2019 include $271.0 million related to a tender offer which closed in October 2017 (the “2017 tender offer”) and $120.0 million related to a tender offer which launched in March 2019 and closed in April 2019 (the “2019 tender offer”), respectively, through which common shares were acquired by SoftBank from employees at a price greater than the fair market value of the shares, which resulted in non-cash expense to the Company. We rely on equity compensation to compensate and incentivize these individuals, and we may continue to do so in the future.

(5)
“Committed revenue backlog” as of a given date represents total non-cancelable contractual commitments, net of discounts, remaining under agreements entered into as of such date, which we expect will be recognized as revenue subsequent to such date. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Committed revenue backlog ” for additional information about this metric. We began reporting committed revenue backlog on a quarterly basis as of March 31, 2019.

(6)
“Run-rate revenue” for a given period represents our revenue recognized in accordance with GAAP for the last month of such period multiplied by 12. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Run-rate revenue ” for additional information about this metric. The calculation of run-rate revenue for March 31, 2019 excludes from total revenue $39.5 million of revenue recognized during the month ended March 31, 2019 relating to a reimbursement for services performed in connection with Creator Award events, as the events primarily occurred in prior periods and is considered non-recurring.

Risk factors
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only risks we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or prospects. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to “ Cautionary note regarding forward-looking statements ” for more information regarding forward-looking statements.
Risks relating to our business
Our business has grown rapidly, and we may fail to manage our growth effectively.
We have experienced rapid growth in our business, including in the number of our locations and in the size of our membership base. This rapid growth places a significant strain on our existing resources. Difficulties associated with our continued growth could result in harm to our reputation and could have a material adverse effect on our business, including our prospects for continued growth, and on our financial condition, results of operations and cash flows.
We expect our capital expenditures and operating expenses to increase on an absolute basis as we continue to invest in additional locations, launch additional solutions and services, hire additional team members and increase our marketing efforts. In particular, we expect to invest in local infrastructure to support our continued growth. As we decentralize and localize certain decision-making and risk management functions, we may discover that our internal processes are ineffective or inefficient. In particular, to manage our rapid growth, we will need to enhance our reporting systems and procedures and continue to improve our operational, financial, management, sales and marketing and information technology infrastructure. Continued growth could also strain our ability to maintain reliable service levels for our members. If we do not manage our growth effectively, increases in our capital expenditures and operating expenses could outpace any increases in our revenue, which could have a material adverse effect on our results of operations.
Our rapid growth may not be sustainable.
Our historical growth rates may not be indicative of future growth. The market for our solutions and services may not continue to grow at the rate we expect or at all, and our memberships may decline as a result of increased competition in the space-as-a-service sector or the maturation of our business. Additionally, as we grow, the ability of our management to source sufficient reasonably-priced opportunities for new locations of the type we have historically targeted or to develop and launch additional solutions and services may become more limited.
Our business strategy includes entering into new markets and introducing new solutions and services. This strategy is inherently risky, may not be successful and could be costly.
As part of our growth strategy, we intend to continue expansion into (i) additional locations in existing and new markets within the United States and throughout the world, (ii) new solutions service offerings and (iii) new strategic opportunities, including real estate acquisition. Such expansion efforts also generally involve significant risks and uncertainties, including distraction of management from our existing solutions and services and the operations of our existing locations. As we attempt to grow our foothold in an evolving industry and acquire new businesses that enhance value for our members, we may encounter issues and risks not discovered in our development or analysis of such expansion efforts. Our operations in any new markets or solutions and services into which we expand may also generate less revenue or cash flow than our core WeWork offering.
Our expansion efforts have required, and we expect them to continue to require, substantial resources and management attention. We spend significant time, money, energy and other resources trying to understand our members’ needs and working to accommodate them, which may include exploring and negotiating for new solutions and services. However, as we expand into new markets and introduce new solutions and services, our members may not be satisfied with our solutions and services, including any new offerings that we launch. The time, money, energy and other resources we dedicate to exploring and pursuing new solutions and services may be greater than the short-term, and potentially the total, returns from these new offerings.
We will also face new operational risks and challenges as we enter into new markets. Expansion into foreign jurisdictions subjects us to legal, regulatory, economic and political risks that may be different from and additional to those that we face in jurisdictions where we currently operate, and we may operate at a disadvantage relative to competitors who are more familiar with local market practices and networks. Expansion into new solutions and services subjects us to similar risks as we compete with the many established participants in those markets, additional regulatory and legal risks, and execution risks as we implement new business practices and integrate a new mission into our existing range of solutions and services. To the extent the benefits of our expansion efforts do not meet our expectations, we may recognize a loss on our investment or gains that do not justify our investment. See “— We plan to continue expanding our business into markets outside the United States, which will subject us to risks associated with operating in foreign jurisdictions ”.
Our success in this regard may increasingly depend on the financial success and cooperation of local partners and other third parties. For more information, see “—Our growth and success depends on our ability to maintain the value and reputation of our brand and the success of our strategic partnerships”.
We have a history of losses and, especially if we continue to grow at an accelerated rate, we may be unable to achieve profitability at a company level (as determined in accordance with GAAP) for the foreseeable future.
We had an accumulated deficit as of December 31, 2017 and 2018 and as of March 31, 2018 and 2019 and had net losses for the years ended December 31, 2016, 2017 and 2018 and for the three months ended March 31, 2018 and 2019. Our accumulated deficit and net losses have historically resulted primarily from the substantial investments required to grow our business, including the significant increase in recent periods in the number of locations we operate. We expect that these costs and investments will continue to increase as we continue to grow our business. We also intend to invest in maintaining our high level of member service and support, which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as a result of our growth. These expenditures will make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or for the foreseeable future.
Our operating costs and other expenses may be greater than we anticipate, and our investments to make our business and our operations more efficient may not be successful. Increases in our costs, expenses and investments may reduce our margins and materially adversely affect our business, financial condition and results of operations. In addition, recently opened or future locations may not generate revenue or cash flow comparable to those generated by our existing mature locations, and our mature locations may not be able to continue to generate those levels of revenue or cash flow. Further, our We Company offerings, such as WeLive, WeGrow, Flatiron School and Meetup, and additional We Company offerings that we may launch or acquire in the future, may not generate meaningful revenue or cash flow. For any of these reasons, we may be unable to achieve profitability for the foreseeable future and may face challenges in growing our cash flows.
We may not be able to continue to retain existing members, most of whom enter into membership agreements with short-term commitments, or to attract new members in sufficient numbers or at sufficient rates to sustain and increase our memberships or at all.
We principally generate revenues through the sale of memberships. We have in the past experienced, and expect to continue to experience, member terminations. In many cases, our members may terminate their membership agreements with us at any time upon as little notice as one calendar month. Members may cancel their memberships for many reasons, including a perception that they do not make sufficient use of our available space and services, that they need to reduce their expenses or that alternative work environments may provide better value or a better experience.
Our results of operations could be adversely affected by declines in demand for our memberships. Demand for our memberships may be negatively affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in our reputation and saturation in the markets where we operate. Prevailing general and local economic conditions may also negatively affect the demand for our memberships, particularly from current and potential members that are small- and mid-sized businesses and may be disproportionately affected by adverse economic conditions.
Substantially all of our leases with our landlords are for terms that are significantly longer than the terms of our membership agreements with our members. The average length of the initial term of our U.S. leases is approximately 15 years, and future minimum rental payments for our operating leases totaled $37.6 billion as of March 31, 2019. If we are unable to replace members who may terminate their membership agreements with us, our cash flows and ability to make payments under our lease agreements with our landlords may be adversely affected. These same factors that reduce demand for our memberships may not have the same impact on a landlord that has longer commitments from its tenants than we have from our members.
We must continually add new members both to replace departing members and to expand our current member base. We may not be able to attract new members in sufficient numbers to do so. Even if we are able to attract new members to replace departing members, these new members may not maintain the same level of involvement in our community. In addition, the revenue we generate from new members may not be as high as the revenue generated from existing members because of discounts we may offer to these new members, and we may incur marketing or other expenses, including referral fees, to attract new members, which may further offset our revenues from these new members. For these and other reasons, we could experience a decline in revenue, which could adversely affect our results of operations.
A high number of our members are concentrated in major metropolitan areas. An economic downturn or subsequent declines in market rents in any of these areas may result in increased member terminations and could adversely affect our results of operations.
A significant portion of our member base consists of small- and mid-sized businesses and freelancers who may be disproportionately affected by adverse economic conditions. In addition, our concentration in specific cities magnifies the risk to us of localized economic conditions in those cities or the surrounding regions. For the year ended December 31, 2018 and the three months ended March 31, 2019, we generated the majority of our revenue from locations in the United States and the United Kingdom. The majority of our United States revenue was generated from our locations in the greater New York City, San Francisco, Los Angeles, Seattle, Washington, D.C. and Boston markets. A majority of our locations in the United Kingdom are in London. Economic downturns in these markets or other markets in which we are growing our number of locations may have a disproportionate effect on our revenue and our ability to retain members, in particular members that are small- and mid-sized businesses, and thereby require us to expend time and resources on sales and marketing activities that may not be successful and could impair our results of operations. In addition, our business may be affected by generally prevailing economic conditions in the markets where we operate, which can result in a general decline in real estate activity, reduce demand for our services and exert downward pressure on our revenue.
We may not be able to successfully negotiate satisfactory arrangements in respect of spaces that we occupy, or renew or replace existing spaces on satisfactory terms or at all, any of which will necessarily constrain our ability to grow our member base.
We currently lease real estate for the majority of our locations, and we are actively pursuing revenue-sharing arrangements and other types of partnerships with real estate owners. If we are unable to negotiate these lease and other arrangements on satisfactory terms, we may not be able to expand our location base.
Our lease renewal options are typically tied to upward-only rent reviews, whereby rent for any given lease renewal term is equal to the greater of the rent in effect for the period immediately prior to the rent review date and the then-prevailing net effective rent in the open market. As a result, increases in rental rates in the markets in which we operate, particularly those markets where initial terms under our leases are shorter, could adversely affect our business, financial condition, results of operations and prospects.
In addition, our ability to negotiate favorable terms to extend an expiring lease or in connection with an alternate location will depend on then-prevailing conditions in the real estate market, such as overall rental cost increases, competition from other would-be tenants for desirable leased spaces and our relationships with current and prospective building owners and landlords, and may depend on other factors that are not within our control. If we are not able to renew or replace an expiring lease, we will incur significant costs related to vacating that space and redeveloping whatever alternative space we are able to find, if any. In addition, if we are forced to vacate a space, we could lose members who purchased memberships based on the design, location or other attributes of that particular space and may not be interested in the other spaces we have available.
The average length of the initial term of our U.S. leases is approximately 15 years. As we continue to expand our presence into certain international markets, including Europe, Latin America, China, Japan and the Pacific, local market practices may require us to enter into leases that have shorter initial terms, which reduces the certainty of our future obligations with respect to these locations and the continued availability of our occupied spaces at these locations.
The long-term and fixed-cost nature of our leases may limit our operating flexibility and could adversely affect our liquidity and results of operations.
We currently lease a significant majority of our locations under long-term leases that, with very limited exceptions, do not contain early termination provisions. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which may be terminated by our members upon as little notice as one calendar month. Our leases generally provide for fixed monthly payments that are not tied to space utilization or the size of our member base, and all of our leases contain minimum rental payment obligations. As a result, if members at a particular space terminate their membership agreements with us and we are not able to replace these departing members, our rent expense may exceed our revenue. In addition, in an environment where cost for real estate is decreasing, we may not be able to lower our fixed monthly payments under our leases at rates commensurate with the rates at which we would be pressured to lower our monthly membership fees, which may also result in our rent expense exceeding our membership and service revenue. In any such event, we would not have the ability to reduce our rent under the lease or otherwise terminate the lease in accordance with its terms.

If we experience a prolonged reduction in revenues at a particular space, our results of operations in respect of that space would be adversely affected unless and until the lease expires or we are able to assign the lease or sublease the space to a third party. Our ability to assign a lease or sublease the space to a third party may be constrained by provisions in the lease that restrict these transfers without the prior consent of the landlord. Additionally, we could incur significant costs if we decide to assign or sublease unprofitable leases, as we may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. If we default under the terms of the lease and cease operations at the leased spaces, we could be exposed to breach of contract and other claims, which could result in direct and indirect costs to us and could result in operational disruptions that could harm our reputation and brand.
In addition, while our leases are often held by special purpose entities, our consolidated financial condition and results of operations depend on the ability of our subsidiaries to perform their obligations under these leases over time. Our business reputation, financial condition and results of operations depend on our subsidiaries’ ongoing compliance with their leases. We may determine that it is necessary to fund the lease payments of our subsidiaries beyond the terms of our limited parent guarantees (if applicable), in which case any difficulty of our subsidiaries in performing their obligations under our leases could affect our liquidity. We are also pursuing strategic alternatives to pure leasing arrangements, including revenue-sharing arrangements and other partnerships with respect to spaces. Some of our revenue-sharing agreements contain penalties that are payable in the event we terminate the arrangement. In addition, we have limited experience to date with these types of transactions, and we may not be able to successfully complete additional transactions on commercially reasonable terms or at all.
We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.
We have entered into a number of transactions with related parties, including our significant stockholders, directors and executive officers. For example, we have entered into several transactions with our Co-Founder and Chief Executive Officer, Adam Neumann, including leases with landlord entities in which Adam has a significant ownership interest. We have similarly entered into leases with landlord entities in which other members of our board of directors have a significant ownership interest, such as through a real estate investment fund (the “WPI Fund”). See “Certain relationships and related party transactions—Real estate transactions—WPI Fund”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.
Transactions with a landlord entity in which our directors, officers and significant stockholders hold ownership interests present potential for conflicts of interest, as the interests of the landlord entity and its shareholders may not align with the interests of our stockholders with respect to the negotiation of, and certain other matters related to, our lease with that landlord entity. For example, conflicts may arise in connection with decisions regarding the structure and terms of the lease, tenant improvement allowances or termination provisions. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these leases, such as the use of offsets for unreimbursed tenant improvement allowances or the treatment of events of default.
Our leases with landlords generally provide that, if the landlord declines to reimburse us for buildout expenses or other tenant improvement allowances for which we have the right to be reimbursed under the relevant lease, we may apply such receivables as an offset to our related rental obligations on those impacted leases. Certain of our leases with related parties, including those with landlord entities in which Adam holds a significant ownership interest, provide for tenant improvement allowances. If any of these entities declined to reimburse us for buildout expenses to which we were entitled under the relevant lease, we expect that we would apply such receivables as an offset to our related rental obligations on those impacted leases.
Pursuant to our related party transactions policy, all additional material related party transactions that we enter into require either (i) the unanimous consent of our audit committee or (ii) the approval of a majority of the members of our Board of Directors. Nevertheless, these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations, and we may have achieved more favorable terms if such transactions had not been entered into with related parties.
A significant part of our international growth strategy and international operations will be conducted through joint ventures, and disputes with our partners may adversely affect our interest in these joint ventures.
Our international growth strategy has included entering into joint ventures in non-U.S. jurisdictions, such as in China, Japan and the broader Pacific region. Our success in these regions therefore depends on third parties whose actions we cannot control. Although in the case of certain of these joint ventures we have the right to appoint a majority of the members of the board of directors, there are many significant matters for which we require the consent of our partners in these joint ventures. Our partners in these joint ventures may have interests that are different from ours, and we may disagree with our partners as to the resolution of a particular issue to come before the joint venture or as to the management or conduct of the business of the joint venture in general. In addition, in connection with these joint ventures and other strategic partnerships, we have entered into certain agreements that provide our partners with exclusivity or other preemptive rights that may limit our ability to pursue business opportunities in the manner that we desire. For instance, with respect to each of ChinaCo, JapanCo and PacificCo (each as defined and described under “Business—Organizational structur e ” and “Certain relationships and related party transactions —Regional joint ventures” ) , we have agreed to conduct all or an agreed portion of our business through the relevant joint venture. We may not be able to resolve any dispute relating to our business, operations or management of the relevant joint venture, which could have a material adverse effect on our interest in the joint venture or the business of the joint venture in general.
Some of the counterparty risks we face with respect to our members are heightened in the case of enterprise members.
Enterprise members, which often sign membership agreements with longer terms and for a greater number of memberships than our other members, accounted for 32% and 37% of our total membership and service revenue for the year ended December 31, 2018 and the three months ended March 31, 2019, respectively. Memberships attributable to enterprise members generally account for a high proportion of our revenue at a particular location, and some of our locations are occupied by just one enterprise member. A default by an enterprise member under its agreement with us could cause a significant reduction in the operating cash flow generated by the location where that enterprise member is situated. We would also incur certain costs following an unexpected vacancy by an enterprise member. The greater amount of available space generally occupied by any enterprise member relative to our other members means that the time and effort required to execute a definitive agreement is greater than our membership agreements with individual members or small- or mid-sized businesses. In some instances, we offer configured solutions that require us to customize the workspace to the specific needs and brand aesthetics of the enterprise member. Enterprise members may nevertheless delay commencement of their membership agreements, fail to make membership fee payments when due, or declare bankruptcy or otherwise default on their obligations to us. Any of these events could result in the termination of that enterprise member’s agreement with us and sunk costs and transaction costs that are difficult or impossible for us to recover.

We are exposed to risks associated with the development and construction of the spaces we occupy.
Opening new locations subjects us to risks that are associated with development projects in general, such as delays in construction, contract disputes and claims, and fines or penalties levied by government authorities relating to our construction activities. We may also experience delays opening a new space as a result of delays by the building owners or landlords in completing their base building work or as a result of our inability to obtain, or delays in our obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. We seek to open new spaces on the first day of a month and delays, even if the delay only lasts a few days, can cause us to defer opening a space by a full month. Failure to open a space on schedule may damage our reputation and brand and may also cause us to incur expenses in order to rent and provide temporary space for our members or to provide those members with discounted membership fees.
In developing our spaces, we generally rely on the continued availability and satisfactory performance of unaffiliated third-party general contractors and subcontractors to perform the actual construction work, and in many cases to select and obtain the related building materials. As a result, the timing and quality of the development of our occupied spaces depends on the performance of these third parties on our behalf.
We do not have long-term contractual commitments with general contractors, subcontractors or materials suppliers. The prices we pay for the labor or materials provided by these third parties, or other construction-related costs, could unexpectedly increase, which could have an adverse effect on the viability of the projects we pursue and on our results of operations and liquidity. Skilled parties and high-quality materials may not continue to be available at reasonable rates and in the markets in which we pursue our construction activities.
The people we engage in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury and loss of life, damage to or destruction of property, plant and equipment, and environmental damage. Our insurance coverage may be inadequate in scope or coverage amount to fully compensate us for any losses we may incur arising from any such events at a construction site we operate or oversee. In some cases, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to our spaces, loss of revenue during the repairs and, potentially, personal injury or death. We also can suffer damage to our reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.
Supply chain interruptions may increase our costs or reduce our revenues.
We depend on the effectiveness of our supply chain management systems to ensure reliable and sufficient supply, on reasonably favorable terms, of materials used in our construction and development and operating activities, such as furniture, lighting, millwork, wood flooring, security equipment and consumables. The materials we purchase and use in the ordinary course of our business are sourced from a wide variety of suppliers around the world. Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. In the event of disruptions in our existing supply chain, the labor and materials we rely on in the ordinary course of our business may not be available at reasonable rates or at all. In some cases, we may rely on a single source for procurement of construction materials or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at our existing locations or significantly delay our opening of a new location, which may cause harm to our reputation and results of operations.

We incur costs relating to the maintenance, refurbishment and remediation of our spaces.
The terms of our leases generally require that we ensure that the spaces we occupy are kept in good repair throughout the term of the lease. The terms of our leases may also require that we return the space to the landlord at the end of the lease term in the same condition it was delivered to us, which, in such instances, will require removing all fixtures and improvements to the space. The costs associated with this maintenance, removal and repair work may be significant.
We also anticipate that we will be required to periodically refurbish our spaces to keep pace with the changing needs of our members. Extensive refurbishments may be more costly and time-consuming than we expect and may adversely affect our results of operations and financial condition. Our member experience may be adversely affected if extensive refurbishments disrupt our operations at our locations.
Our growth and success depends on our ability to maintain the value and reputation of our brand and the success of our strategic partnerships.
Our brand is integral to our business as well as to the implementation of our strategies for expanding our business. In January 2019, we launched a global rebranding effort that may require significant resources and expenses and may affect our ability to attract and retain members, all of which may have a material adverse effect on our business or results of operations.
Maintaining, promoting and positioning our brand will depend largely on our ability to provide a consistently high quality member experience and on our marketing and community-building efforts. To the extent our locations or product or service offerings are perceived to be of low quality or otherwise are not compelling to new and existing members, our ability to maintain a positive brand reputation may be adversely affected.
In addition, failure by third parties on whom we rely but whose actions we cannot control, such as general contractors and construction managers who oversee our construction activities or facilities management staff, to uphold a high standard of workmanship, ethics, conduct and legal compliance could subject us to reputational harm based on their association with us and our brand. As we pursue our growth strategies of entering into joint ventures, revenue-sharing arrangements and other partnerships with local partners in non-U.S. jurisdictions, such as through ChinaCo, JapanCo, PacificCo and IndiaCo (each as defined and described under “Business—Organizational structure” and “Certain relationships and related party transactions—Regional joint ventures”), we become increasingly dependent on third parties whose actions we cannot control.
We receive a high degree of media coverage domestically and internationally and we believe that much of our reputation depends on word-of-mouth and other non-paid sources of opinion, including on the internet. Unfavorable publicity or consumer perception or experience of our spaces, practices, or product or service offerings could adversely affect our reputation, resulting in difficulties in attracting and retaining members and business partners, and limiting the success of our community-building efforts and the range of solutions and services we are able to offer.
Historically, many of our members have signed up for memberships because of positive word-of-mouth referrals by existing members, which has reduced our need to rely on traditional marketing efforts. To the extent that we are unable to maintain a positive brand reputation organically, we may need to rely more heavily on traditional marketing efforts to attract new members, which would increase our marketing expenses both in absolute terms and as a percentage of our member acquisition costs.

If our employees, members of our community or other people who enter our spaces act badly, our business and our reputation may be harmed.
Our emphasis on our values makes our reputation particularly sensitive to allegations of violations of community rules or applicable laws by our members, employees or other people who enter our spaces. While we verify the identity of any individual interested in joining our community, we do not conduct extensive background checks or otherwise extensively vet potential members prior to entering into membership agreements that provide them access to our locations. If our members, employees or other people violate our policies or engage in illegal or unethical behavior, or are perceived to do so, we may be the subject of negative publicity and our reputation may be harmed. These bad acts may also encourage existing members to leave our locations and make it more difficult to recruit new members at that location, which would adversely impact our results of operations for the affected location.
If our pricing and related promotional and marketing plans are not effective, our business and prospects may be negatively affected.
Our business and prospects depend on the impact of pricing and related promotional and marketing plans and our ability to adjust these plans to respond quickly to economic and competitive conditions. If our pricing and related promotional and marketing plans are not successful, or are not as successful as those of competitors, our revenue, membership count and market share could decrease, thereby adversely impacting our results of operations.
We may make decisions consistent with our mission that may reduce our short- or medium-term operating results.
Our mission is integral to everything we do, and many of our strategic and investment decisions are geared toward improving the experience of our members and the attractiveness of our community. While we believe that pursuing these goals will produce benefits to our business in the long-term, these decisions may adversely impact our short- or medium-term operating results and the long-term benefits that we expect to result from these initiatives may not materialize within the timeframe we expect or at all, which could harm our business and financial results.
We may be unable to adequately protect or prevent unauthorized use of our trademarks and other proprietary rights and we may be prevented by third parties from using or registering our trademarks or other intellectual property.
To protect our trademarks and other proprietary rights, we rely and expect to continue to rely on a combination of protective agreements with our team members and third parties (including local or other strategic partners we may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. In certain jurisdictions, rights in trademarks are derived from registration of the trademark. We may not have trademark rights in a jurisdiction where our trademarks are not registered, including with respect to any new brands and existing brands associated with new product lines. We have obtained a strategic set of trademark, copyright and patent applications or registrations in the United States and other jurisdictions and have filed, and we expect to file from time to time, additional trademark, copyright and patent applications. Nevertheless, these applications may not proceed to registration or issuance and in any event may not be comprehensive (particularly with respect to non-U.S. jurisdictions), third parties may challenge any trademarks, copyrights or patents issued to or held by us, the agreements (including license agreements with local or other strategic partners) and security measures we have in place may be inadequate or otherwise fail to effectively accomplish their protective purposes, third parties may infringe or misappropriate our intellectual property rights, and we may not be successful in asserting intellectual property rights against third parties. Third parties may also take the position that we are infringing their rights, and we may not be successful in defending these claims. For example, we have received correspondence from third parties asserting potential claims of trademark infringement with respect to some of our WE names and trademarks. We dispute these assertions. Additionally, we may not be able to enforce or defend our proprietary rights or prevent infringement or misappropriation without substantial expense to us and a significant diversion of management time and attention from our business strategy.
We currently hold various domain names relating to our brand, most importantly wework.com, we.co, wegrow.com and welive.com, as well as several other @we and @wework social media handles. Competitors and others could attempt to capitalize on our brand recognition by using domain names or social media handles similar to those we hold. We may be unable, without significant cost or at all, to maintain or protect our use of domain names and social media handles or prevent third parties from acquiring domain names or social media handles that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights in our domain names.
If the measures we have taken to protect our proprietary rights are inadequate to prevent unauthorized use or misappropriation by third parties or such rights are diminished or we are prevented from using intellectual property due to successful third-party challenges, the value of our brand and other intangible assets may be diminished and our business and results of operations may be adversely affected.
We rely on a combination of proprietary and third-party technology systems to support our business and member experience, and, if these systems experience difficulties, our business, financial condition, results of operations and prospects may be materially adversely affected.
We use a combination of proprietary technology and technology provided by third-party service providers to support our business and our member experience. For example, the WeWork app, which we developed in-house but which incorporates third-party and open source software where appropriate, connects local communities and develops and deepens connections among our members, both at particular spaces and across our global network.
We also use technology of third-party service providers to help manage the daily operations of our business. For example, we rely on our own internal systems as well as those of third-party service providers to process membership payments and other payments from our members. Our solutions and services may not continue to be supported by the applicable third-party service providers on commercially reasonable terms or at all, and we may not be able to attract and retain sufficiently skilled and experienced technical or operations personnel and third-party contractors to operate and maintain these technologies and systems. Moreover, we may be subject to claims by third parties who maintain that our service providers’ technology infringes the third party’s intellectual property rights. Although our agreements with our third-party service providers often contain indemnities in our favor with respect to these eventualities, we may not be indemnified for these claims or we may not be successful in obtaining indemnification to which we are entitled.
To the extent we experience difficulties in the operation of technologies and systems we use to manage the daily operations of our business or that we make available to our members, our ability to operate our business, retain existing members and attract new members may be impaired. We may not be able to attract and retain sufficiently skilled and experienced technical or operations personnel and third-party contractors to operate and maintain these technologies and systems, and our current product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. Also, any harm to our members’ personal computers or other devices caused by our software, such as the WeWork app, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the member experience, our reputation and our results of operations and financial condition.

If our proprietary information and/or member data we collect and store, particularly billing and personal data, were to be accessed by unauthorized persons, our reputation, competitive advantage and relationships with our members could be harmed and our business could be materially adversely affected.
We generate significant amounts of proprietary, sensitive and otherwise confidential information relating to our business and operations, and we collect, store and process confidential and personal data regarding our members, including member names and billing data. Our proprietary information and member data is maintained on our own systems as well as the systems of third-party service providers.
Similar to other companies, our information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. Our systems or the systems of our third-party service providers could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or destruction of our proprietary information and/or members’ data.
Because techniques used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against us or our service providers, we and they may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illicitly obtain identification and password credentials could potentially gain unauthorized access to our systems or the systems of our third-party service providers. If any such event occurs, we may have to spend significant capital and other resources to notify affected individuals, regulators and others as required under applicable law, mitigate the impact of the event and develop and implement protections to prevent future events of that nature from occurring. From time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information. We have experienced unauthorized breaches of our systems prior to this offering, which we believe did not have a material effect on our business.
If a data security incident occurs, or is perceived to occur, we may be the subject of negative publicity and the perception of the effectiveness of our security measures and our reputation may be harmed, which could damage our relationships and result in the loss of existing or potential members and adversely affect our results of operations and financial condition. In addition, even if there is no compromise of member information, we could incur significant regulatory fines, be the subject of litigation or face other claims. In addition, our insurance coverage may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related data and system incidents.
Although we expect to become Payment Card Industry Data Security Standard (PCI DSS) compliant in 2019, our practices with respect to this type of information are evolving and do not yet fully comply with that industry standard and other applicable guidelines. Additionally, if new operating rules or interpretations of existing rules are adopted regarding the processing of credit cards that we are unable to comply with, we could lose the ability to give members the option to make electronic payments, which could result in the loss of existing or potential members and adversely affect our business.
Our reputation, competitive advantage, financial position and relationships with our members could be materially harmed if we are unable to comply with complex and evolving data protection laws and regulations, and the costs and resources required to achieve compliance may have a materially adverse impact on our business.
The collection, protection and use of personal data are governed by privacy laws and regulations enacted in the United States, Europe, Asia and other jurisdictions around the world in which we operate. These laws and regulations continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with applicable privacy laws and regulations may increase our costs of doing business and adversely impact our ability to conduct our business and market our solutions and services to our members and potential members.
For example, we are subject to the European Union’s General Data Protection Regulation (“GDPR”) in a number of jurisdictions. The GDPR imposes significant new obligations, and compliance with these obligations depends in part on how particular regulators apply and interpret them. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits and/or reputational damage. Further, any U.K. exit from the European Union will increase uncertainty regarding applicable laws and regulations pending more clarity on the terms of that exit.
Additionally, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for companies, effective in 2020. The CCPA creates a private right of action that could lead to consumer class actions and other litigation against us, with statutory damages of up to $750 per violation. The California Attorney General will also maintain authority to enforce the CCPA and will be permitted to seek civil penalties for intentional violations of the CCPA of up to $7,500 per violation. Other U.S. states and the U.S. Congress are in the process of considering legislation similar to California’s legislation. If we fail to comply with the CCPA or other federal or state data protection laws, or if regulators or plaintiffs assert we have failed to comply with them, it may lead to regulatory enforcement actions, private lawsuits and/or reputational damage.
We are also subject to China’s Cybersecurity Law, which took effect in 2017. China’s Cybersecurity Law and its implementing regulations lay out requirements on cybersecurity, data localization and data protection, subjecting many previously under-regulated or unregulated activities to government scrutiny under provisions that have not yet been subject to public interpretation by enforcement authorities. Likewise, in Canada we are subject to Canada’s Personal Information and Protection of Electronic Documents Act (“PIPEDA”). PIPEDA provides Canadian residents with privacy protections and sets out rules for how companies may collect, use and disclose personal information in the course of commercial activities. The costs of compliance with, and other burdens imposed by, these and other international data privacy and security laws may limit the use and adoption of our solutions and services and could have a materially adverse impact on our business. Any failure or perceived failure by us or third-party service-providers to comply with international data privacy and security laws may lead to regulatory enforcement actions, fines, private lawsuits or reputational damage.
Our future success depends in large part on the continued service of Adam Neumann, our Co-Founder and Chief Executive Officer, which cannot be ensured or guaranteed.
Adam Neumann, our Co-Founder and Chief Executive Officer, is critical to our operations. He is key to setting our strategic direction and the strength of our culture. We believe Adam provides strategic insight, leadership and commitment to the growth of our global community with a unique combination of skills ranging from vision to real estate acumen to communications with investors, members and employees. We have no employment agreement in place with Adam, and there can be no assurance that Adam will continue to work for us or serve our interests in any capacity.
Adam Neumann will control a majority of our voting stock upon completion of this offering.
Following the completion of this offering, as a result of his share ownership, together with his voting arrangements with certain stockholders, Adam Neumann, our Co-Founder and Chief Executive Officer, will be able to exercise voting control with respect to an aggregate of           shares of our Class A common stock and           shares of our Class B common stock, representing approximately           % of

the total voting power of our outstanding capital stock (or approximately           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As a result, Adam will continue to have the ability to control significant corporate activities, including:

•
the election of our board of directors and, through our board of directors, decision-making with respect to our business strategy and company policies, and the appointment and removal of our corporate officers;

•	acquisitions and dispositions of businesses and assets, mergers and other business combinations;

•	issuances of shares of our capital stock; and

•	payment of dividends.
Adam’s voting control will limit the ability of other stockholders to influence corporate activities and, as a result, we may take actions that stockholders other than Adam do not view as beneficial. Adam’s voting control may also inhibit transactions involving a change of control of our company, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares. As a stockholder, even a controlling stockholder, Adam is entitled to vote his shares, and shares over which he has voting control as a result of voting arrangements, in his own interests, which may not be the same as, or may conflict with, the interests of our other stockholders. For a description of the voting arrangements affecting our capital stock, see “Description of capital stock—Voting arrangements”.
Further, following the completion of this offering, SoftBank entities will beneficially own             shares of our Class A common stock representing approximately             % of the total voting power of our outstanding capital stock (or approximately             % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). SoftBank entities have also entered into certain investment agreements as a result of which they may acquire additional shares of our capital stock in the future. Therefore, even if Adam were to sell a significant number of his shares of our voting stock, the voting power of our outstanding capital stock may continue to be significantly concentrated and the ability of others to influence our corporate matters may continue to be significantly limited.
We are a “controlled company” as defined in the            rules, and are able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.
Upon completion of this offering, Adam Neumann will own or control more than 50% of the total voting power of our capital stock and, as such, we will be a controlled company under the rules of the            . As a controlled company, we may take advantage of exemptions under the rules of the           with respect to certain corporate governance requirements, such as the requirements that (1) a majority of our board of directors be independent directors and (2) we have a compensation committee composed entirely of independent directors.
For so long as we are a controlled company, you will not have the same protections afforded to stockholders of companies that are subject to these and all of the other corporate governance requirements of the rules of the           .
We plan to continue expanding our business into markets outside the United States, which will subject us to risks associated with operating in foreign jurisdictions.
Expanding our operations into markets outside the United States has been an important part of our growth strategy. For the three months ended March 31, 2019, 57% of our revenue was attributable to our operations in the United States and 43% of our revenue was attributable to our operations elsewhere, compared with 62% and 38% for the three months ended March 31, 2018. We expect to continue to expand our operations in markets outside the United States in the coming years.
While we have already expanded our operations to a number of non-U.S. markets, the success of our expansion into additional non-U.S. markets will depend on our ability to attract local members. Our solutions and services may not appeal to potential members in all markets in the same way it appeals to our members in markets where we currently operate. In addition, local competitors may have a substantial competitive advantage over us in a given market because of their greater understanding of, and focus on, individuals and organizations in that market, as well as their more established local infrastructure and brands. We may also be unable to hire, train, retain and manage the personnel we require in order to manage our international operations effectively, on a timely basis or at all, which may limit our growth in these markets.
Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that may be different from and incremental to those that we face in the United States, including:

•	the need to adapt the design and features of our spaces and services to accommodate specific cultural norms and language differences;

•
difficulties in understanding and complying with local laws and regulations in foreign jurisdictions, including local labor laws, tax laws, environmental regulations and rules and regulations related to occupancy of our workspaces;

•	varying local building codes and regulations relating to building design, construction, safety, environmental protection and related matters;

•
significant reliance on third parties with whom we may engage in joint ventures, strategic alliances or ordinary course contracting relationships whose interests and incentives may be adverse to or different from ours or may be unknown to us;

•	varying laws, rules, regulations and practices regarding protection and enforcement of intellectual property rights, including trademarks;

•	laws and regulations regarding consumer and data protection and security, and encryption that may be more restrictive than comparable laws and regulations in the United States;

•
corrupt or unethical practices in foreign jurisdictions that may subject us to compliance costs, including competitive disadvantages, or exposure under applicable anti-corruption and anti-bribery laws;

•	compliance with applicable export controls and economic sanctions, such as those administered by the United States Office of Foreign Assets Control;

•	fluctuations in currency exchange rates and compliance with foreign exchange controls and limitations on repatriation of funds; and

•	unpredictable disruptions as a result of security threats or political or social unrest and economic instability.
Finally, continued expansion in markets outside the United States will require significant financial and other investments. These investments include property sourcing and leasing, marketing to attract and retain new members, developing localized infrastructure and services, developing relationships with local partners and third-party service providers, further developing corporate capabilities able to support operations in multiple countries, and potentially entering into strategic transactions with or even acquiring companies based outside the United States and integrating those companies with our existing operations. If we invest substantial time and resources to expand our operations outside the United States, but cannot manage these risks effectively, the costs of doing business in those markets, including the investment of management attention, may be prohibitive, or our expenses may increase disproportionately to the revenue generated in those markets.
We face risks arising from strategic transactions such as acquisitions and investments that we evaluate, pursue and undertake.
From time to time, we evaluate potential strategic acquisition or investment opportunities, and from time to time we pursue and undertake certain of those opportunities. We have expanded rapidly, including through acquisitions of companies engaged in a variety of businesses, including Meetup (an online platform that brings people together offline) and Flatiron School (a software programming education platform). We plan to continue to pursue and complete acquisitions or investments, some of which may be material and may not create the value that we expect. We also plan to continue or accelerate investments in real estate vehicles, including through the WPI Fund and as we launch and grow our ARK real estate investment platform.
Any transactions that we enter into could be material to our financial condition and results of operations. We have limited experience in completing and integrating major acquisitions. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures and could entail unforeseen liabilities that are not recoverable under the relevant transaction agreements or otherwise.
The integration of acquisitions involves a number of significant risks which may include but are not limited to:

•	the assimilation and retention of personnel, including management personnel, in the acquired businesses;

•	accounting, tax, regulatory and compliance issues that could arise;

•	expenses and difficulties in the transition and integration of operations and systems;

•	unanticipated expenses incurred or charges to earnings based on unknown circumstances or liabilities;

•	failure to realize the synergies and other benefits we expect from the acquisition, at the pace we anticipate or at all;

•	general economic conditions in the markets in which the acquired business operates; and

•	difficulties encountered in conducting business in markets where we have limited experience and expertise.
If we are unable to successfully complete and integrate our strategic acquisitions in a timely manner, our business, growth strategies and results of operations could be adversely affected.
We have entered into certain agreements that may limit our ability to directly acquire ownership interests in properties in the near term, and our control and joint ownership of certain properties with third-party investors may create conflicts of interest.
We control ARK, our newly launched real estate investment platform, through our ownership of its general partner and investment manager. ARK’s master fund is focused on real estate assets that we and ARK believe would benefit from our occupancy. In connection with the formation of ARK, we agreed that ARK would be the exclusive general partner and investment manager for any real estate investment vehicle managed by, or otherwise affiliated with, The We Company. We also agreed to make commercial real estate and other real estate-related investment opportunities that meet ARK’s investment mandate available to ARK on a first look basis. Because of these requirements, which are in effect at least until there are no investment vehicles managed or sponsored by ARK that are actively investing, we may be required to acquire ownership interests in properties through ARK that we otherwise could have acquired through one of our operating subsidiaries, which may prevent us from realizing the full benefit of certain attractive investment opportunities and thereby adversely affect our growth prospects.
Additionally, ARK focuses on investing in or owning properties that we and ARK believe would benefit from our occupancy, and we expect a WeWork entity to occupy a meaningful portion of each property acquired by ARK. Our ownership interest in ARK may create situations where our interests with respect to the exercise of ARK’s management rights in respect of its investments, as well as ARK’s duties to limited partners in ARK-managed investment vehicles, may be in conflict with our own independent economic interests as a tenant and operator of our locations. For example, conflicts may arise in connection with decisions regarding the structure and terms of the leases entered into between us and ARK, tenant improvement allowances or guarantee or termination provisions. Conflicts of interest may also arise in connection with the exercise of contractual remedies under such leases , such as the use of offsets for unreimbursed tenant improvement allowances or the treatment of events of default.
Our ownership interest in ARK may impact our results of operations.
Although investments through ARK will mostly be capitalized by third-party equity capital commitments from limited partners or similar members, ARK’s general partner and its investment manager are our subsidiaries and, accordingly, any investment in real estate through ARK will be reflected in our consolidated financial statements. The inclusion of particularly large ARK transactions, including any debt financing arrangements in respect of any of those transactions, may affect the comparability of our results of operations from period to period.
Additionally, investments through ARK may require that we incur or guarantee debt, which we expect will generally be through loans secured by assets or properties that ARK acquires. For example, an entity in which we hold an interest has incurred a secured loan to purchase certain property, which we have leased from that entity. The secured loan is recourse to us in certain limited circumstances, and we also provided performance guarantees relating to the development of that property.
Our business will suffer if we are unable to hire, develop, retain and motivate highly skilled and dedicated team members to support our mission.
We strive to attract and motivate team members who share a dedication to the member community and our vision, but we may not be successful in doing so. Our success depends on our ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel dedicated to our mission for all areas of our business. Our U.S.-based team members, including most of our senior management, work for us on an at-will basis. Other companies, including competitors, may be successful in recruiting and hiring team members away from us, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our employee morale, productivity and retention could suffer, which could adversely affect our business, financial condition and results of operations. Additionally, the success of each of our new and existing locations depends on our ability to hire and retain dedicated community managers and team members. As we enter new geographic markets and launch new solutions and services, we may experience difficulty attracting employees in the areas we require who are dedicated to our mission.

We may not be able to compete effectively with others.
Our WeWork offering has few barriers to entry. While we consider ourselves to be a leader in the space-as-a-service sector, with core competencies in sourcing, design and operating new locations, our reported success may encourage people to launch competing flexible workspace offerings. If new companies decide to launch competing solutions in the markets in which we operate, or if any existing competitors obtain a large-scale capital investment, we may face increased competition for members.
In addition, some of the business services we offer or plan to offer are provided by one or more large, national or international companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have access to better lease terms than we do, have operations in more jurisdictions than we do or be able or willing to provide services at a lower price than we are. Our inability to compete effectively in securing new or repeat business could hinder our growth or adversely impact our operating results.
Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects.
Our limited operating history and the growth of our business make it difficult to accurately assess our future prospects. It may not be possible to discern fully the economic and other business trends that we are subject to. Elements of our business strategy are new and subject to ongoing development as our operations mature. In addition, it may be difficult to evaluate our business because there are few other companies that offer the same or a similar range of product and service offerings as we do.
Certain of the measures we use to evaluate our financial and operating performance are subject to inherent challenges in measurement and may be impacted by subjective determinations and not necessarily by changes in our business.
We track certain operational metrics, including key performance indicators such as memberships and enterprise membership percentage, with internal systems and tools that are not independently verified by any third party. Certain of these measures are also based on assumptions or estimates of future events. In particular, the tenant improvement amounts used to calculate net capex per workspace added represent the full tenant improvement allowance in our leases with landlords, rather than the amounts we have collected from landlords or submitted for reimbursement. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the data we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.
Our committed revenue backlog and run-rate revenue may not be indicative of future revenues.
Committed revenue backlog as of a given date represents total non-cancelable contractual commitments, net of discounts, remaining under agreements entered into as of such date, which we expect will be recognized as revenue subsequent to such date. For membership agreements with month-to-month commitments commencing in a future month, the contractual commitment recorded within committed revenue backlog is one month of revenue. Existing month-to-month membership agreements are not included in the calculation of committed revenue backlog. Pre-opening locations and agreements with enterprise members comprise a majority of our committed revenue backlog.

Revenue reflected in our committed revenue backlog may be affected by unexpected cancellations or renegotiations. Committed revenue backlog is not necessarily indicative of future earnings or revenues and we may not ultimately realize our committed revenue backlog.
Run-rate revenue for a given period represents our revenue recognized in accordance with GAAP for the last month of such period multiplied by 12. We view run-rate revenue as an operating metric, and it is not intended to be a replacement or forecast of revenue in accordance with GAAP. Run-rate revenue is not necessarily indicative of future revenues, and we may not ultimately realize levels of revenue in line with or above our run-rate revenue.
If our employees were to engage in a strike or other work stoppage or interruption, our business, results of operations, financial condition and liquidity could be materially adversely affected.
Although we believe that our relations with our employees are good, if disputes with our employees arise, or if our workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of, or inefficiencies in, our operations or incur higher labor costs, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, some of our employees outside of the United States are represented or may seek to be represented by a labor union or workers’ council.
We may be subject to litigation and other legal proceedings which could adversely affect our business, financial condition and results of operations.
We have in the past been, are currently and may in the future become involved in private actions, class actions, investigations and various other legal proceedings, including from members, employees, commercial partners, third-party license holders, competitors and government agencies, among others. With respect to employees, we could face a wide variety of claims, including discrimination, privacy, ERISA and disability claims. Often these cases raise complex factual and legal issues, and the result of any such litigation, investigations and legal proceedings are inherently unpredictable. Claims against us, whether meritorious or not, could require significant amounts of management time and corporate resources to defend and could be harmful to our reputation. If any of these legal proceedings were to be determined adversely to us, or if we were to enter into settlement arrangements, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition and results of operations.
Our business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events for which we may not be sufficiently insured.
Natural disasters and other adverse weather and climate conditions, public health crises, political crises such as terrorist attacks, war and other political instability, or other unexpected events could disrupt our operations, damage one or more of our locations, or prevent short- or long-term access to one or more of our locations. Many of our spaces are located in the vicinity of disaster zones, including flood zones in New York City and potentially active earthquake faults in the San Francisco Bay Area and Mexico City. Many of our locations are concentrated in metropolitan areas or located in or near prominent buildings, which may be the target of terrorist attacks. Although we carry comprehensive liability, fire, extended coverage and business interruption insurance with respect to our spaces, there are certain types of losses that we do not insure against because they are either uninsurable or not insurable on commercially reasonable terms. Should an uninsured event or a loss in excess of our insured limits occur, we could lose some or all of the capital invested in, and anticipated future revenues from, the affected spaces, and we may nevertheless continue to be subject to obligations related to those spaces.

Economic and political instability and potential unfavorable changes in laws and regulations in international markets could adversely affect our results of operations and financial condition.
Our business may be affected by political instability and potential unfavorable changes in laws and regulations in international markets in which we operate. For example, the United Kingdom’s anticipated exit from the European Union, known as “Brexit,” could impact our operations in the United Kingdom in the short term through volatility in the British Pound as the United Kingdom negotiates its anticipated exit from the European Union. In the longer term, any impact from Brexit on our operations in the United Kingdom will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. Additionally, there are concerns regarding potential changes in the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, government regulations and tariffs. It remains unclear how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies. The implementation by China or other countries of higher tariffs, capital controls, new adverse trade policies or other barriers to entry could have an adverse impact on our business, financial condition and results of operations.
Risks relating to our financial condition
Our ability to draw amounts under our senior credit facility depends on our compliance with certain financial covenants and on our level of unrestricted and unencumbered cash.
Our bank facilities (as defined herein) are important sources of our liquidity. Our ability to draw amounts and to issue letters of credit under the senior credit facility depends on our compliance with certain financial covenants and our maintenance of minimum levels of total consolidated cash.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The agreements that govern our indebtedness restrict our ability to dispose of certain assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of indebtedness”.
In addition, we conduct a substantial portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, lenders under any of our existing and future indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under our debt instruments could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.
We may require additional capital, which may not be available on terms acceptable to us or at all.
We incurred net losses in the years ended December 31, 2016, 2017 and 2018 and in the three months ended March 31, 2018 and 2019, and w e do not intend to achieve positive GAAP net income in the near term . As a result, we may require additional financing. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. To the extent we use available funds or are unable to draw on our bank facilities, we may need to raise additional funds, which may not be available to us on favorable terms when required, or at all. In the event that we are unable to obtain additional financing on favorable terms, our interest expense and principal repayment requirements could increase significantly, which could harm our business, revenue and financial results.
We incur significant costs related to the development of our workspaces, which we may be unable to recover in a timely manner or at all.
At each of our locations, we create beautiful workspaces that inspire our members to create, collaborate and connect. Development of a workspace for members typically takes several months from the date we take possession of the space under the relevant lease to the opening date. During this time, we incur substantial upfront costs without recognizing any revenues from the space.
To the extent that our members (in particular enterprise members) require configured solutions, we generally enter into multi-year membership agreements to help offset any increased upfront costs related to the development of these workspaces. In addition, as we go forward, we intend to continue to finance upfront development costs by attempting to secure cost reimbursements from landlords, focusing on management agreements and other partnerships where landlords finance significant development costs for our locations, and securing funding through capital markets and other financing transactions. We expect the capital expenditures associated with the development of our workspaces to continue to be one of the primary costs of our business. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources”. If we are unable to complete our development and construction activities for any reason, including an inability to secure adequate funding, or conditions in the real estate market or the broader economy change in ways that are unfavorable, we may be unable to recover these costs in a timely manner or at all.
Our development activities are also subject to cost and schedule overruns as a result of many factors, some of which are beyond our control and ability to foresee, including increases in the cost of materials and labor. In addition, while many of our existing leases provide for reimbursement by the landlord or building owner of a portion of the construction and development expenses we incur, our landlords or building owners may not reimburse us for these expenses in a timely manner and we may not continue to be granted these provisions in future leases that we negotiate. To be eligible for reimbursement of these development expenses, we are also required to compile invoices, lien releases and other paperwork from our contractors, which is a time-consuming process that requires the cooperation of third parties whom we do not control. We may make errors in pursuing these reimbursement entitlements in accordance with the strict requirements of the landlords or building owners we deal with. In addition, we are subject to counterparty risk with respect to these landlords and building owners.

Changes to accounting rules or regulations and our assumptions, estimates and judgments may adversely affect the reporting of our business, our financial condition and our results of operations.
Our consolidated financial statements are prepared in accordance with U.S. GAAP. New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, in February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), codified as ASC Topic 842, Leases. This update requires a lessee to recognize on its balance sheet right-of-use assets and lease liabilities for any leases with a lease term of more than twelve months. Long-term l eases are our primary means of securing real estate to deliver space-as-a-service to our members. While we are currently evaluating the impact ASU 2016-02 will have on our consolidated financial position, results of operations and cash flows, we expect that our adoption of ASU 2016-02 will have a material impact on our consolidated balance sheet. As of March 31, 2019, future minimum rental payments for our operating leases totaled $37.6 billion . We expect that the majority of these operating leases will be impacted by ASU 2016-02, resulting in an increase in right-of-use assets and lease liabilities based on the present value of future lease payments. This and other future changes to accounting rules or regulations could also have a material adverse effect on the reporting of our business, financial condition and results of operations.
Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our results of operations. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for judgments about the carrying values of assets, liabilities and equity, as well as the amount of revenue and expenses that are not readily apparent from other sources. Our financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.
Fluctuations in exchange rates may adversely affect us.
Our international businesses typically earn revenue and incur expenses in local currencies, primarily the British Pound, Euro and Chinese Yuan. For example, we earned approximately 43%, 41%, and 31% of our revenues from subsidiaries whose functional currency is not the U.S. dollar for the three months ended March 31, 2019 and the years ended December 31, 2018 and 2017, respectively. Because our consolidated financial statements are reported in U.S. dollars, we are exposed to currency translation risk when we translate the financial results of our consolidated non-U.S. subsidiaries from their local currency into U.S. dollars. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects period-over-period comparability of our operating results. Any strengthening of the U.S. dollar against one or more of these currencies could materially adversely affect our business, financial condition and results of operations.
Risks relating to laws and regulations affecting our business
Our extensive foreign operations and contacts with landlords and other parties in a variety of countries subject us to risks under U.S. and other anti-corruption laws, as well as applicable export controls and economic sanctions.
Under the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws and local laws prohibiting certain corrupt payments to government officials or agents, we may become liable for the actions of our directors, officers, employees, agents or other strategic or local partners or representatives over whom we may have little actual control. We are continuously engaged in sourcing and negotiating new locations around the world, and certain of the landlords, real estate agents or other parties with whom we interact may be government officials or agents, even without our knowledge. As we increase our international sales and business operations, our contacts with foreign public officials, and therefore our potential exposure to liability under laws such as the FCPA, are likely to increase.
Additionally, as we pursue our growth strategy of entering into joint ventures, revenue-sharing arrangements and other partnerships with local partners in non-U.S. jurisdictions, our use of intermediaries, and therefore our potential exposure to liability under laws such as the FCPA, are likely to increase.
Similarly, our international sales and business operations expose us to potential liability under a wide variety of U.S. and international laws and regulations relating to economic sanctions and export control, such as those administered by the U.S. Office of Foreign Assets Control. Failure to comply with these laws and regulations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations and our financial condition.
Our business is subject to a variety of U.S. and non-U.S. laws, many of which are evolving and could limit or otherwise negatively affect our ability to operate our business.
Laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. It is not always clear how existing laws apply to our business model. We strive to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to us is often uncertain and may conflict across jurisdictions.
Existing local building codes and regulations, and any future changes to these codes or regulations, may increase our development costs or delay the development of our workspaces.
Our development activities are subject to local, state and federal laws, as well as the oversight and regulation in accordance with local building codes and regulations relating to building design, construction, safety, environmental protection and related matters. We are responsible for complying with the requirements of individual jurisdictions and must ensure that our development activities comply with varying standards by jurisdiction. Any existing or new government regulations or ordinances that relate to our development activities may result in significant additional expenses to us and, as a result, might adversely affect our results of operations.
Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes the Company pays and therefore its financial condition and results of operations.
As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law.
If such law changes were to be adopted or if the tax authorities in the jurisdictions where we operate were to challenge our application of relevant provisions of applicable tax laws, we could be adversely affected.
Risks relating to this offering and ownership of our Class A common stock
The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock and limiting your ability to influence corporate matters.
Our Class B common stock has ten votes per share, whereas our Class A common stock, which is being offered by us in this offering, has one vote per share. When this offering is completed, our outstanding Class B common stock will represent           % of the total voting power of our outstanding

capital stock (or           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Due to the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our capital stock, even when the outstanding shares of Class B common stock represent a small minority of the economic interest in our capital stock, and will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control will significantly limit your ability to influence corporate matters. In addition, if in the future we issue additional shares of Class B common stock, which carry ten votes per share, holders of shares of Class A common stock carrying one vote per share will have their voting interests diluted disproportionate to their economic dilution.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See “Description of capital stock” for descriptions of our Class A common stock and our Class B common stock and the rights associated with each.
The difference in the voting rights of our Class A common stock and our Class B common stock may harm the value and liquidity of our Class A common stock.
The difference in the voting rights of our Class A common stock and Class B common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the right of the holders of our Class B common stock to ten votes per share. The existence of two classes of common stock with voting rights could also result in less liquidity for either class of stock than if there were only one class of our common stock.
Our dual class structure may depress the trading price of our Class A common stock.
Our dual class structure may result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock outstanding prior to this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate substantial dilution of $           in pro forma net tangible book value per share from the price you paid (calculated based on the assumed initial public offering price of $           per share, which represents the

midpoint of the estimated offering price range set forth on the cover of this prospectus). For additional information about the dilution that you will experience immediately upon completion of this offering, see “Dilution”.
There has been no prior public market for our Class A common stock, the price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following completion of this offering. In addition, the market price of our Class A common stock following completion of this offering may be higher or lower than the initial public offering price. The market price of our Class A common stock following completion this offering will depend on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•	actual or anticipated changes in our operating results;

•	actual or anticipated developments in our industry or our business, our competitors’ businesses or the competitive landscape generally;

•	rumors and market speculation involving us or other companies in our industry;

•	additions or departures of key management or other personnel;

•	litigation or disputes involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	sales of shares of our stock by us, our insiders or our other stockholders;

•
the failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors; and

•	general economic conditions and slow or negative growth in any of our significant markets.
The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our Class A common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the company. Any litigation of this type brought against us could result in substantial costs and a diversion of management’s attention and resources.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.
Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:

•	our success in retaining existing members and attracting new members, including our ability to adapt to rapidly evolving market trends and member preferences;

•	fluctuations in revenue generated from our members, including as a result of variability in our membership levels and use of our product and service offerings;

•	the amount and timing of our operating expenses;

•	the timing and success of openings of new locations;

•	the impact of competitive developments in the markets in which we operate and our response to those developments;

•	economic and market conditions, particularly those affecting our industry; and

•	other risks and factors described in this “Risk factors” section.
The occurrence of any one of the events contemplated above, or the cumulative effect of the occurrence of one or more of such factors, could cause our quarterly results to fluctuate significantly. As a result, quarterly comparisons of results may not be meaningful, and you should not rely on the historical results of one quarter as an indication of future performance, and interim period results are not necessarily indicative of the results for the full year.
An active trading market for our Class A common stock may never develop or be sustained.
We intend to apply to list our Class A common stock on the            under the symbol “WE”. However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies using our shares as consideration.
If equity research analysts publish unfavorable commentary or downgrade our Class A common stock, the price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our Class A common stock. If one or more equity analysts do cover us and our Class A common stock and publish research reports about us, the price or trading volume of our Class A common stock could decline if one or more securities analysts downgrade our Class A common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
Although we ceased to be an “emerging growth company,” we can continue to take advantage of certain reduced disclosure requirements in this registration statement, which may make our Class A common stock less attractive to investors.
We ceased to be an emerging growth company as defined in the JOBS Act on December 31, 2018. However, because we ceased to be an emerging growth company after we confidentially submitted our registration statement related to this offering to the SEC, we will be treated as an emerging growth company for certain purposes until the earlier of the date on which we complete this offering and December 31, 2019. As such, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including reduced disclosure obligations regarding the provision of selected financial data and executive compensation arrangements. We cannot predict if investors will find our Class A common stock less attractive because we have relied on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be less demand for our Class A common stock and the price that some investors are willing to pay for our Class A common stock may decrease.
We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company.
Prior to this offering, we were not subject to the continuous disclosure requirements of U.S. securities laws and the rules, regulations and policies of the                     . As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. We will be subject to, among other things, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the corporate governance requirements found in the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules and regulations of the SEC, as well as the rules and regulations implemented by the                     . We expect that compliance with these requirements will increase our legal, accounting and financial compliance costs and will make some activities more difficult, time consuming and costly. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents may require our management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements, which could adversely affect our business, financial condition and results of operations.
We have not yet determined whether our existing disclosure controls and internal controls over financial reporting are compliant with Section 404 of the Sarbanes-Oxley Act. Additionally, our current internal control systems and procedures may not be adequate to support our rapid growth. Any failure of our internal systems, controls and procedures could have an adverse effect on our stated results of operations and harm our reputation.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our disclosure controls and internal control over financial reporting, and our auditor will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting, starting with the second annual report that we file with the SEC after the completion of this offering. Because we are not currently required to comply with Section 404, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions. Management’s assessment of our internal control systems and procedures may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Additionally, any actual or perceived weakness or condition that needs to be addressed in our internal control systems may have an adverse impact on our business.

Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. We are in the process of developing and implementing an enterprise risk management framework, but this development and implementation may not proceed smoothly or on our projected timetable, and this framework may not fully protect us against operational risks and losses.
We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures that we might take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. If we fail to maintain effective systems, controls and procedures, including disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We may also experience higher than anticipated operating expenses, as well as higher independent auditor fees, during and after the implementation of these changes.
If we are unable to implement any of the changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
Our management will have broad discretion over the use of the proceeds we receive from this offering and might not use them effectively, which could affect our results of operations and cause our share price to decline.
Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds from this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You may not agree with the decision of our management and will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.
The market price of our Class A common stock could decline significantly as a result of sales of a large number of shares of our stock in the market after this offering. The perception that these sales might occur could depress the market price of Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering, we will have outstanding                 shares of Class A common stock (or                 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and                  shares of Class B common stock. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, each of our executive officers and directors and holders of substantially all of our Class A common stock (including securities convertible into or exchangeable for shares of our Class A common stock) have entered into lock-up agreements under which they have agreed not to sell or otherwise transfer their shares for a period of        days after the date of this prospectus. These lock-up provisions are subject to certain exceptions and may be waived by           at any time. Although we have been advised that there is no present intention to do so,           may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Underwriting”.
We have also issued securities in connection with investments or acquisitions and may do so again in the future. The number of shares of our capital stock issued in connection with an investment or acquisition could constitute a material portion of the then outstanding shares of our Class A common stock.
We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring or paying any dividends on our Class A common stock or Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. See “Dividend policy”.
Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.
Delaware corporate law contains, and we expect that our restated certificate of incorporation and amended and restated bylaws will contain, provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous.
Any provision of our restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Cautionary note regarding forward-looking statements
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in “Risk factors” and other cautionary statements included in this prospectus, which you should consider and read carefully. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

Non-GAAP financial measures
To evaluate our business, we rely on our results of operations calculated in accordance with GAAP, which we supplement with a limited number of financial measures that are not defined or calculated under principles, standards or rules that comprise GAAP. We encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. Our definitions of the non-GAAP financial measures described below are specific to our business, and you should not assume that they are comparable to similarly titled financial measures of other companies.
Why do we use non-GAAP measures in evaluating our business?
We supplement our GAAP results with non-GAAP measures to provide additional information and insight into our historical and future financial performance, financial position and cash flows. We also understand that our existing investors use the non-GAAP measures described below to evaluate the performance of our business, and we expect that investors following this offering will do the same.
What non-GAAP measures do we use in evaluating our business?
In evaluating the performance of our business, we supplement our GAAP results by evaluating our contribution margin and contribution margin percentage as a key financial measure. While not a key financial measure, we also supplement our GAAP results by evaluating adjusted EBITDA.
What are contribution margin and contribution margin percentage, and why do we believe they are useful?
We define “contribution margin” as membership and service revenue less community operating expenses, adjusted to exclude adjustments for impact of straight-lining of rent and stock-based compensation. See “Prospectus summary—Summary consolidated financial and operating information” for a reconciliation of revenue (the most directly comparable financial measure calculated in accordance with GAAP) to contribution margin. “Contribution margin percentage” represents contribution margin as a percentage of total membership and service revenue.
When used in conjunction with GAAP financial measures, we believe that contribution margin is a useful supplemental measure of operating performance because it allows us to analyze the core operating performance of our locations. Contribution margin is a measure of unit economics or a non-GAAP measure of gross profit that can be determined on a location by location basis. It accounts for the impact of support functions that are directly attributable to the operation of our locations, such as costs associated with billings, collections, purchasing and accounts payable functions. Contribution margin excludes general and administrative expenses, pre-opening community expenses, sales and marketing expenses, growth and new market development expenses, other operating expenses, and other revenue because these items are not directly attributable to the membership and service revenue we realize from a given location in the relevant period.

•	General and administrative expenses are not incurred at the location level and are therefore not directly attributable to the operation of our locations.

•
Pre-opening community expenses consist of expenses incurred before a location opens for member operations and are driven primarily by the number of new locations that we open (or are in the process of opening). These expenses therefore are not attributable to the operations of our existing open locations.

•
Our sales and marketing efforts are primarily focused on pre-opening locations and non-mature locations, as once a location reaches maturity, occupancy at that location has historically tended to be self-sustaining, and we do not incur significant sales and marketing costs related to those locations. The payroll expenses of our centralized sales and marketing team, which is responsible for filling new locations, are included in sales and marketing expenses and therefore excluded from contribution margin, but the payroll expenses of our dedicated sales leads, who take over responsibility for sales and occupancy maintenance once a new location is filled, are included in community operating expenses and therefore reflected in contribution margin.

•	Growth and new market development expenses, other operating expenses and other revenue are not directly attributable to the daily operation of our WeWork locations.
We believe the use of this measure enables greater comparability of the operating performance of each of our locations from period to period. However, this measure is not an indicator of our performance as a whole and does not include all expenses necessary to operate our business. Contribution margin is not a measure of, nor does it imply, profitability under GAAP.
What are the components of GAAP rent expense and how do we treat them in our non-GAAP measures?
Our most significant community operating expense is rent expense. Under GAAP, rent expense is recognized on a straight-line basis over the life of the lease term. We evaluate our rent expense based on three key components:

•
“Rent contractually paid or payable” represents cash payments for base and contingent rent payable under our leases, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid. A substantial majority of our lease agreements contain provisions for free rent periods and rent escalation clauses.

•	“Amortization of lease incentives” represents the amortization of cash received for tenant improvement allowances and broker commissions.

•	“Adjustments for impact of straight-lining of rent” represents the non-cash adjustment to record free rent periods and rent escalation clauses on a straight-line basis over the terms of our leases.
Contribution margin includes the impact of rent contractually paid or payable and amortization of lease incentives but excludes adjustments for impact of straight-lining of rent.
Amortization of lease incentives
Contribution margin includes the impact of the benefit recognized from amortization of lease incentives, as we view the lease incentives we negotiate as a financing decision. The cash we receive is used to offset the significant capital expenditure investments we make in building our global platform. We have chosen to finance a portion of our capital expenditures through the advance of significant tenant improvement allowances from our landlords. Had we made the decision to instead finance that portion of our capital expenditures through a traditional loan or through drawings under our credit facilities, our monthly rent expense for that location would likely be reduced, and those payments could instead be used to pay down principal and interest on the loan, which payments would not have impacted our calculations of contribution margin. As a result, we believe that including the impact of amortization of lease incentives in our calculation of contribution margin results in a useful supplemental measure of operating performance that is neutral regarding the financing decisions made with respect to our capital expenditures. We believe that including the impact of amortization of lease incentives also helps us compare the performance of locations across our portfolio, as in some cases, particularly in certain non-U.S. jurisdictions where we are opening new locations, we have not always been able to negotiate a tenant improvement allowance into the terms of our leases.

Adjustments for impact of straight-lining of rent
We enter into leases with landlords that have an average initial term of approximately 15 years. These leases typically provide for a specified annual rent. In order to limit our exposure to material increases in market rates, we typically negotiate a predetermined annual escalation from the initial rent figure. We also typically negotiate a free rent period, which we use to build out the space. This is a common arrangement in the real estate industry – the goal for the tenant is not to pay cash rent while the location is not yet generating revenue. For new leases where we negotiated free rent during the year ended December 31, 2018, the average free rent period was approximately nine months. It has typically taken us approximately four to six months to build out a space and another three months to begin to fill the space with members to a level where we earn meaningful revenue at that location.
Under GAAP, we are required to record free rent periods and rent escalation clauses on a straight-line basis over the term of the lease. In other words, we are required to record the total of all payments due under the lease evenly over the period of the lease, regardless of what our cash rent obligations may be in a particular period. This is referred to as “straight-lining of rent”. To better enable our management and board of directors to evaluate our performance and develop internal budgets and cash flow forecasts, we supplement our GAAP results by excluding from contribution margin adjustments for impact of straight-lining of rent. We believe that the exclusion of adjustments for impact of straight-lining of rent also enables investors to better understand the cash rent obligations of our business and the underlying economics of our locations during periods when we are recording rent expense, as required by GAAP, but are not yet incurring rent on a cash basis and are not yet earning meaningful revenue from that location.
Whether our cash rent obligations are higher or lower than our GAAP rent expense will generally depend on the average tenor of our leases, which has been impacted by our significant growth, among other factors. In the earlier portion of the life of a lease, our GAAP rent expense calculated on a straight-line basis is typically higher than our cash rent obligations (as we are often in a free rent period, when our cash rent obligations could be nil), and with respect to these leases, excluding adjustments for impact of straight-lining of rent will typically have the effect of increasing contribution margin. I n the later portion of the life of a lease, our cash rent obligations will typically exceed our GAAP rent expense calculated on a straight-line basis , and with respect to these leases, excluding adjustments for impact of straight-lining of rent will typically have the effect of reducing our non-GAAP measures.
As a result of our significant growth in recent periods, which has been marked by our entry into a number of new leases with free rent periods at the outset of the lease term, adjustments for impact of straight-lining of rent has generally increased our contribution margin. For example, adjustments for impact of straight-lining of rent increased from $188.7 million for the year ended December 31, 2016 to $272.9 million for the year ended December 31, 2017 and to $542.8 million for the year ended December 31, 2018. Over the same period, our consolidated locations grew from 111 as of December 31, 2016 to 197 as of December 31, 2017 and to 410 as of December 31, 2018. For our mature locations, the adjustments for impact of straight-lining of rent is typically not a significant component of total expenses. However, 71% of our locations as of December 31, 2018 were not mature, and many of the leases for these locations are in a “free rent” period. Once the maturity of our leases outpaces the growth of our portfolio of leases, we expect that the exclusion of adjustments for impact of straight-lining of rent will have the effect of decreasing contribution margin.
Adjusted EBITDA
While not a key financial measure, we also supplement our GAAP results by evaluating adjusted EBITDA on a quarterly basis. See “Management’s discussion and analysis of financial condition and results of operations—Quarterly results of operations” for our definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss.

What are the limitations of using our non-GAAP measures as supplemental measures?
Our non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	they do not reflect our tax expense or the cash requirements to pay our taxes;

•	they do not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•
although adjustments for impact of straight-lining of rent excludes the impact of non-cash charges, these charges generally reflect amounts we will be required to pay our landlords in cash over the lifetime of our leases; and

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect any cash requirements for such replacements.

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $               (or $                if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), less underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We currently intend to use the net proceeds of this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management in this regard. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments or hold them as cash.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by $               (or $               if the underwriters exercise in full their option to purchase additional shares of Class A common stock) less underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us remains the same. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by $               (or $               if the underwriters exercise in full their option to purchase additional shares of Class A common stock) less underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the initial public offering price remains the same.

Dividend policy
We have never declared or paid any dividends on our capital stock. We do not intend to pay dividends on our Class A common stock or our Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

•	our historic and projected financial condition, liquidity and results of operations;

•	our capital levels and needs;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may consider;

•	statutory and regulatory prohibitions and other limitations;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.
The agreements governing our bank facilities and the indenture governing our senior notes also impose certain restrictions on distributions by us to our stockholders, and the terms of any credit agreements or other borrowing arrangements we enter into in the future may restrict our ability to pay cash dividends. See “ Description of indebtedness ”.
As a Delaware corporation, we are subject to certain restrictions on the payment of dividends under the Delaware General Corporation Law (the “DGCL”). Generally, a Delaware corporation may only pay dividends either out of surplus or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Capitalization
The following table shows our cash and cash equivalents and capitalization as of                ,       :

•	on an actual basis;

•	on a pro forma basis to give effect to the IPO-related security conversions; and

•
on a pro forma as adjusted basis to give effect to the transactions described in the preceding bullet point as well as the issuance by us of                 shares of Class A common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
You should read the following table together with “Selected historical consolidated financial and operating information” and “ Management’s discussion and analysis of financial condition and results of operations ” and our audited annual consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of ,
(Amounts in thousands)	Actual	Pro forma	Pro forma as adjusted (1)
Cash and cash equivalents:
Total cash and cash equivalents	$	$	$
Long-term debt and capital lease obligations:
Bank facilities	$	$	$
Capital lease obligations
Long-term debt, net
Convertible related party liabilities, net
Total long-term debt and capital lease obligations
Convertible preferred stock, $0.001 par value (2)
Noncontrolling interests
Equity:
Class A common stock, $0.001 par value (3)
Class B common stock, $0.001 par value (4)
Additional paid-in capital (5)
Additional other comprehensive income (loss)
Accumulated deficit (5)
Noncontrolling interests
Total equity (deficit)
Total capitalization	$	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by $               , less underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization would increase by approximately $               , less underwriting discounts and commissions and estimated expenses payable by us.

(2)
Actual: Series A Convertible Preferred Stock –                shares authorized, issued and outstanding; Series B Convertible Preferred Stock –                shares authorized, issued and outstanding; Series C Convertible Preferred Stock –                shares authorized and                shares issued and outstanding; Series D-1 Convertible Preferred Stock –                shares authorized, issued and outstanding;

Series D-2 Convertible Preferred Stock –                shares authorized, issued and outstanding; Series E Convertible Preferred Stock –                shares authorized, issued and outstanding; Series F Convertible Preferred Stock –               shares authorized and                shares issued and outstanding; Series G Convertible Preferred Stock –                shares authorized and                shares issued and outstanding; Acquisition Preferred Stock –                shares authorized and                shares issued and outstanding; and Junior Non-Voting Preferred Stock –                shares authorized, issued and outstanding. Pro forma and pro forma as adjusted: no shares authorized, issued or outstanding.

(3)	Actual: shares authorized, shares issued and outstanding. Pro forma: shares authorized and shares issued and outstanding. Pro forma as adjusted: shares authorized and shares issued and outstanding.

(4)	Actual: shares authorized and shares issued and outstanding. Pro forma and pro forma as adjusted: shares authorized and shares issued and outstanding.

(5)
Pro forma and pro forma as adjusted gives effect to stock-based compensation expense of approximately $        million associated with restricted stock units, for which the portion of the service period had been rendered as of               , 2019. This pro forma adjustment related to stock-based compensation expense of approximately $               million has been reflected as an increase in additional paid-in capital and a decrease in accumulated deficit. See Note 2 to our audited annual consolidated financial statements included elsewhere in this prospectus.

The number of shares of Class A common stock and Class B common stock to be outstanding on a pro forma and pro forma as adjusted basis excludes:

•	shares of Class A common stock issuable upon the exercise of stock options outstanding as of , 2019 at a weighted average exercise price of $ per share;

•	shares of Class B common stock issuable upon the exercise of stock options outstanding as of , 2019 at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2019 at an exercise price of $13.12 per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2019 at an exercise price of $0.001 per share;

•	shares of Class A common stock issuable upon the settlement of restricted stock units outstanding as of , 2019; and

•	shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering.

Dilution
If you invest in our Class A common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Class A common stock exceeds the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following the completion of this offering.
Net tangible book value per share is determined as of any date by subtracting our total liabilities from the total book value of our tangible assets (equal to our total assets less intangible assets) and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding as of that date.
Our historical net tangible book value per share as of                     , 2019 was $            , or $          per share. Our pro forma net tangible book value per share as of                     , 2019 was $          , or $           per share, after giving effect to the IPO-related security conversions, but not the completion of this offering.
After giving effect to our sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                     , 2019 would have been $            , or $         per share. This amount reflects an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $        per share to new investors purchasing shares of Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Pro forma net tangible book value per share at , 2019
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share upon completion of this offering
Dilution per share to new investors in this offering

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms determined at the time of pricing of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted net tangible book value per share immediately following the completion of this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case less underwriting discounts and commissions and estimated offering expenses payable by us, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma as adjusted net tangible book value immediately following the completion of this offering would be $          per share and the dilution to new investors would be $           per share, in each case assuming an initial public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus.
The following table summarizes, as of                     , 2019, on a pro forma as adjusted basis as described above, the difference between existing stockholders and new investors in this offering with respect to the aggregate number of shares of common stock purchased and with respect to the total consideration and the average price per share paid to us by our existing stockholders and to be paid to us by the new investors in this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100.0%		$100.0%	$

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares held by existing stockholders upon completion of this offering would be reduced to        % of the total number of shares outstanding upon completion of this offering, and the number of shares held by new investors would increase to              shares, or        % of the total number of shares outstanding upon completion of this offering.
The foregoing discussion assumes no exercise of (i) options to purchase       shares of Class A common stock at a weighted average exercise price of $        per share, (ii) options to purchase        shares of Class B common stock at a weighted average exercise price of $        per share, (iii) warrants to purchase         shares of Class A common stock at an exercise price of $13.12 per share and (iv) warrants to purchase         shares of Class A common stock at an exercise price of $0.001 per share, and no settlement of the outstanding restricted stock units underlying            shares of Class A common stock at a weighted average exercise price of $        per share, and excludes             shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering, as described in “ Executive compensation —WeWork Companies Inc. 2019 Omnibus Incentive Plan”. To the extent that options or warrants are exercised, new awards are issued under our new equity incentive plan or we issue additional shares of common stock in the future, new investors in this offering will experience further dilution.

Selected historical consolidated financial and operating information
The following selected historical consolidated financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016 , 2017 and 2018 has been derived from our audited annual consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with GAAP and are presented in U.S. dollars. T he selected historical consolidated financial information as of March 31, 2019 and for the three months ended March 31, 2018 and 2019 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of our unaudited interim condensed consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected for any future period.
The information presented below should be read in conjunction with the information under “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
(Amounts in thousands, except share and per share data)	2016	2017	2018	2018	2019
Consolidated statement of operations information:
Revenue	$436,099	$886,004	$1,821,751	$342,163	$728,336

Expenses:
Community operating expenses (1)	433,167	814,782	1,521,129	288,152	581,502
Other operating expenses (1)	—	1,677	106,788	15,161	36,163
Pre-opening community expenses	115,749	131,324	357,831	73,232	115,554
Sales and marketing expenses	43,428	143,424	378,729	62,811	150,999
Growth and new market development expenses	35,731	109,719	477,273	58,679	138,117
General and administrative expenses (2)	115,346	454,020	357,486	78,194	218,537
Depreciation and amortization	88,952	162,892	313,514	62,043	124,855
Total expenses	832,373	1,817,838	3,512,750	638,272	1,365,727

Loss from operations	(396,274)	(931,834)	(1,690,999)	(296,109)	(637,391)
Interest and other income (expense), net	(33,400)	(7,387)	(237,270)	19,433	378,152
Pre-tax loss	(429,674)	(939,221)	(1,928,269)	(276,676)	(259,239)
Income tax benefit (provision)	(16)	5,727	850	2,192	(5,030)
Net loss	(429,690)	(933,494)	(1,927,419)	(274,484)	(264,269)
Net loss attributable to noncontrolling interests	—	49,500	316,627	43,022	86,447
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)	$(1,610,792)	$(231,462)	$(177,822)
Net loss per share attributable to Class A and Class B common stockholders: (3)
Basic	$(2.66)	$(5.54)	$(9.87)	$(1.43)	$(1.08)
Diluted	$(2.66)	$(5.54)	$(9.87)	$(1.43)	$(1.08)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	161,324,940	159,689,116	163,148,918	162,202,359	164,776,642
Pro forma net loss per share attributable to Class A and Class B common stockholders: (3)
Basic			$(4.76)		$(0.50)
Diluted			$(4.76)		$(0.50)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted			338,368,587		357,927,293

(1)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

(2)
Includes stock-based compensation expense of $17.4 million , $260.7 million and $18.0 million for the years ended December 31, 2016, 2017 and 2018, respectively, and includes stock-based compensation expense of $5.0 million and $79.4 million for the three months ended March 31, 2018 and 2019, respectively.

(3)
See Note 22 to our audited annual consolidated financial statements and Note 22 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to Class A and Class B common stockholders and pro forma basic and diluted net loss per share attributable to Class A and Class B common stockholders.

	As of December 31,		As of March 31,
(Amounts in thousands)	2017	2018	2019
Consolidated balance sheet information:
Cash and cash equivalents	$2,020,805	$1,744,209	$2,499,383
Total current assets	2,427,096	2,464,078	3,367,130
Property and equipment, net	2,337,092	4,368,772	5,894,230
Total assets	5,364,072	8,644,916	11,186,324
Total non-current liabilities	1,755,924	4,675,071	6,568,293
Total liabilities	2,406,511	6,284,159	8,534,489
Total convertible preferred stock included as temporary equity	3,405,435	3,498,696	3,508,571
Total noncontrolling interests included as temporary equity	854,577	1,320,637	1,231,566
Total equity (deficit)	(1,302,451)	(2,458,576)	(2,088,302)

	Year Ended December 31,			Three Months Ended March 31,
(Amounts in thousands)	2016	2017	2018	2018	2019
Consolidated cash flow information:
Net cash provided by (used in) operating activities	$176,905	$243,992	$(176,729)	$(10,664)	$(44,796)
Net cash used in investing activities	(818,525)	(1,376,767)	(2,475,798)	(292,868)	(1,528,255)
Net cash provided by financing activities	727,908	2,724,315	2,658,469	30,240	2,389,649
Effects of exchange rate changes	(2,261)	(763)	(13,119)	9,683	6,847
Net increase (decrease) in cash, cash equivalents, and restricted cash	$84,027	$1,590,777	$(7,177)	$(263,609)	$823,445

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “ Risk factors ”. Our historical results are not necessarily indicative of the results to be expected for any future period.
Overview
We are a mission-driven company committed to making a positive impact on the world. Our global platform provides members with flexible access to beautiful spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure. Together, we believe our mission and platform are transforming how people work, live and grow.
In early 2010, we opened our doors to our first member community at 154 Grand Street in New York City. In the beginning, our members consisted mostly of freelancers, start-ups and small businesses. Over the past nine years, we have scaled our business while staying true to our vision of a world where people work to make a life, not just a living. Today, we are a global platform that integrates space, community, services and technology over 485 locations in 105 cities across 28 countries, and our 466,000 memberships include global enterprises across multiple industries, including 37% of the Global Fortune 500. We strive to provide our members around the world with a better day at work for less.
We have proven that the principles of community, flexibility and cost efficiency can be applied to serve the workplace needs of everyone, from global citizens to global enterprises. We pioneered a “space-as-a-service” membership model that offers the benefits of a collaborative culture, the flexibility to scale up and scale down workspace as needed and the power of a worldwide community, all for a lower cost. Large enterprises are increasingly seeing the value proposition of our global platform. As of March 31, 2019, 41% of our memberships were with organizations having more than 500 employees (which we refer to as enterprise members), more than double the 20% as of two years prior. Enterprise is our fastest growing membership type.
We have grown significantly since our inception. Our membership base has grown by over 100% every year since 2014 as we have added new members at a strong pace while also strengthening our relationships with existing members. Of the new memberships added in 2018, 35% were attributable to organizations that were already members at the end of 2017. Across our member community we have high retention rates and expanding relationships, reflecting high member satisfaction with our platform. It took us more than seven years to achieve $1 billion of run-rate revenue, but only one additional year to reach $2 billion of run-rate revenue and just six months to reach $3 billion of run-rate revenue.

Launch
Opened first location in New York
450
Expanded into San Francisco
2K
Expanded into Los Angeles
4K
+5000 Members
5K
International Expansion
Expanded into London & Israel
15K
Vertical Integration
Acquired CASE Design
40K
Launch of Enterprise
Created dedicated sales team & launched global offering
Platform Extension
Opened first two WeLive locations
International Expansion
Expanded into China, Japan, Southeast Asia, Latin America & Australia
Entered into partnership with Embassy in India
87K
Reached $1B Run-Rate Revenue
Platform Extension
Acquired Flatiron School, Meetup, Unomy, Fieldlens, Spacemob
Launched Refugee Initiative & Veterans in Residence programs
186K
Reached $2B Run-Rate Revenue
Platform Extension
Launched Headquarters by WeWork, WeGrow & 2U Partnership
Re-launched WeWork Labs
Acquired Conductor, NakedHub & Teem
Launched Rent the Runway & sweetgreen partnerships
International Expansion
International represents +50% of membership base
401K
Launched The We Company
Acquired Euclid
Launched Made by We
466K
Reached $3B Run-Rate Revenue
Memberships
2010
2011
2012
2013
2014
2015
2016
2017
2018
Q1'19

	2010	2011	2012	2013	2014	2015	2016	2017	2018	Q1'19
# Cities	1	2	3	3	8	16	34	65	100	105
# Cities with 5K+ Memberships					1	1	3	8	19	23

As our business model evolves, our physical platform grows and our membership base expands, we expect to use the principles of demand aggregation to continue to offer a growing portfolio of services to meet our members’ needs. We believe these services will be a driver of higher margin revenue growth, further increasing our opportunity. Our established partner relationships, a suite of our own We Company offerings and the trust of hundreds of thousands of members across the globe allow us to deliver services to our members at scale. We believe these services will be a driver of higher margin revenue growth, further increasing our opportunity.
Our investments in our global platform, coupled with purpose-built technology and operational expertise, provide what we believe is a significant first-mover advantage as the pioneer of the space-as-a-service model. We continue to learn from our data and experiences to innovate on what drives our member success and execute using our purpose-built technology and mission-driven team. We believe that we have laid the foundation to capitalize on our significant market opportunity by continuing to reinvent the future of work .
Key performance indicators and financial measures
To evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions, we rely on both our GAAP financial results and the following key performance measures.

Locations
Locations represents the number of WeWork buildings where a member can access our workplace solutions. As of March 1, 2019, we operated 485 locations across 105 cities spanning 28 countries, up 107% from 234 locations as of March 1, 2018.
We monitor the performance of our portfolio of locations based on their maturity, or length of time a location has been open to our members. We define locations that have been open for at least 24 months as mature. We believe our mature locations , which as of March 1, 2019, comprised 29% of our total fleet of open locations, are representative of our steady-state performance.
The number of locations reflects our scale and is an indicator of our capacity to sell memberships across our global platform. Our future capital expenditures are a function of the number of new locations we open and the cost at which we build out our workspaces in these new locations.
Memberships
Memberships are the cumulative number of WeWork memberships and on-demand memberships. WeWork memberships are memberships that permit a member to occupy a workstation and represent the number of memberships from our dedicated solutions and configured solutions (other than Powered by We solutions). On-demand memberships provide access to our on-demand solutions: shared workstations or shared private spaces, as needed, by the hour, day or month. Each WeWork membership and on-demand membership is considered to be one membership.

The number of memberships is a key indicator of the adoption of our global platform, the scale and reach of our network, and our ability to fill our locations with members. Memberships also represent future growth and monetization opportunities as we expand our service offerings. As of March 1, 2019, we had 466,000 memberships, up 113% from 219,000 memberships as of March 1, 2018.
Memberships are presented in this prospectus rounded to the nearest thousand. Memberships can differ from the number of individuals using workspace at our locations for a number of reasons, including members utilizing workspace for fewer individuals than the space was designed to accommodate.
Enterprise membership percentage
Enterprise memberships represent memberships attributable to enterprise members, which are organizations with 500 or more full-time employees. Enterprise membership percentage represents the percentage of our memberships attributable to these organizations . There is no minimum number of workstations that an organization needs to reserve in order to be considered an enterprise member. For example, an organization with 700 full-time employees that pays for 50 of its employees to occupy dedicated workstations at our locations would be considered one enterprise member with 50 memberships. As of March 1, 2019, 41% of our memberships were attributable to enterprise members, up from 28% as of March 1, 2018. For the three months ended March 31, 2019, enterprise memberships accounted for 37% of membership and services revenue compared to 29% for the three months ended March 31, 2018.
Enterprise members are strategically important for our business as they often sign more multi-year membership agreements for multiple solutions across our global platform, which enhances our revenue visibility. We have proven our ability to meet the distinct needs of enterprise members, which has made this our fastest growing membership type. We plan to deepen existing relationships and forge new relationships with enterprise members.

Run-rate revenue
Note: The calculation of run-rate revenue for March 31, 2019 excludes $39.5 million of revenue recognized during the month ended March 31, 2019 relating to reimbursement for services performed in connection with Creator Award events, as the events primarily occurred in prior periods and the reimbursement is considered non-recurring.
Run-rate revenue for a given period represents our revenue recognized in accordance with GAAP for the last month of such period multiplied by 12. We view run-rate revenue as an operating metric, and it is not intended to be and should not be used as a replacement for or forecast of revenue reported in accordance with GAAP.
Given the growth we have experienced, we view run-rate revenue as a useful metric in measuring the magnitude of our scale at a given point in time. Moving forward, we expect run-rate revenue to continue to grow as we expand our membership base and further monetize our platform.
Committed revenue backlog
Committed revenue backlog as of a given date represents total non-cancelable contractual commitments, net of discounts, remaining under agreements entered into as of such date, which will be recognized as revenue subsequent to such date. For membership agreements with month-to-month commitments commencing in a future month, the contractual commitment recorded within committed revenue backlog is one month of revenue. Existing month-to-month membership agreements are not included in the calculation of committed revenue backlog.

Committed revenue backlog provides significant visibility into our future performance and is a key indicator of sustained demand for our workspaces and the degree of revenue predictability in our business. We expect this metric to grow due to continued membership growth, in particular from enterprise members, who typically sign membership agreements with longer-term commitments.
Contribution margin and contribution margin percentage
Contribution margin represents membership and service revenue minus community operating expenses, excluding the impact of straight-line rent and stock-based compensation. Community operating expenses are our largest category of expenses and represent the costs associated with servicing members at our locations. These expenses consist primarily of rent and tenancy expenses, core operating expenses (such as utilities and internet), expenses associated with repairs and maintenance and the costs of supporting a dynamic community in our locations. Our community team salaries are included in community operating expenses and specifically include a dedicated member of the community team who is responsible for filling spaces after a location reaches maturity. Lastly, community operating expenses include the impact of support functions that are directly attributable to the operation of these locations, such as costs associated with billings, collections, purchasing, accounts payable functions and member technology.
Contribution margin excludes general and administrative expenses, pre-opening community expenses, sales and marketing expenses, growth and new market development expenses, other operating expenses and other revenue because these items are not directly attributable to the membership and service revenue we realize from a given location in the relevant period. Contribution margin is a non-GAAP performance measure. See " Prospectus summary — Summary consolidated financial and operating information ” for a reconciliation of revenue to contribution margin. Contribution margin percentage represents contribution margin as a percentage of total membership and service revenue.
When used in conjunction with GAAP financial measures, we believe that contribution margin is a useful supplemental measure of operating performance because it allows us to analyze the core operating performance of our locations. Contribution margin is a measure of unit economics or non-GAAP gross profit that can be determined on a location by location basis.
Our business model
We monetize our global platform through a variety of solutions, including by selling memberships, providing ancillary value-added services to our members and extending our platform beyond work.

Currently, we derive the majority of our revenue from recurring monthly membership fees, which accounted for over 80% of total revenue for the three months ended March 31, 2019. Our range of workspace solutions enables us to serve the distinct needs of people and organizations of all sizes, from global citizens to global enterprises. Our membership and service revenue also includes revenue from business services purchased by our members, such as conference rooms and printing credits, and from commissions on the sale of additional business services to our members, which, together, accounted for approximately 4% of total revenue for the three months ended March 31, 2019.
The remaining 16% of total revenue for the three months ended March 31, 2019 represented revenue we generated from additional services that we deliver either through our suite of We Company offerings or in conjunction with partners. These services, dedicated to improving our members’ experience, allow us to further connect with our members, driving higher retention, while also attracting valuable third-party partners who can utilize our platform to reach our member base.
Lifecycle of a location and factors affecting our performance
Our business is built on a global platform of physical locations. Over the past several years, we have demonstrated a proven track record of scaling our geographic footprint and our membership base while monetizing our open locations, in particular as they reach maturity. The lifecycle of a location refers to the process by which we build out and operate the location through our global-local playbook. We categorize this process into four phases: find, build, fill and run.
As of March 1, 2019

(1)	Pre-Opening Locations represent locations that have not yet opened for member operations.

(2)	Non-Mature Locations represent locations open for member operations for 24 months or less.

(3)	Mature Locations represent locations open for member operations for greater than 24 months.
Our locations have distinct revenue, expense and capital cost profiles through each phase of their lifecycles. First, we incur growth and new market development expenses associated with our real estate team that is responsible for finding new locations and negotiating lease terms. Once we take possession of a space, we incur growth and new market development expenses associated with our design and construction teams as well as capital costs related to building out our spaces. In this phase, we also begin our efforts to fill our spaces, and we incur sales and marketing expenses associated with our sales teams, advertising campaigns and fees paid to brokers who sell memberships, particularly to enterprises. After a location opens, we begin generating revenue and contribution margin as we further fill and run the spaces. Once a location has been open to members for more than 24 months, occupancy generally stabilizes and the location generates a recurring stream of cash flows.
As we build more spaces and open more locations in existing and new markets, we create additional capacity laying the foundation for incremental revenue and future profits. As a space-as-a-service platform, we compare the lifetime value we can create from incremental capacity to the cost of creating that incremental capacity. We estimate that with every $1 billion in net capital expenditures we invest in opening new workspaces, we can create workstation capacity that has the potential to generate significant revenue and contribution margin over the course of a 15 year lease.
Note: Assumes 100% utilization of workstation capacity, no maintenance capital expenditures and no sales and marketing expenses

(1)	Represents workstation capacity generated from net capital expenditures of $1 billion divided by net capex per workstation added from January 1, 2017 to December 31, 2018.

(2)	Represents annualized average membership and service revenue per WeWork membership (“ARPM”) for the three months ended March 31, 2019.

(3)	Represents implied membership and service revenue based on workstation capacity of 240,000 multiplied by ARPM of $6,340.

(4)
Represents contribution margin percentage for the three months ended March 31, 2019. See “ Non-GAAP financial measures ” for a definition of contribution margin and “ Prospectus summary — Summary consolidated financial and operating information ” for a reconciliation of contribution margin to revenue. Contribution margin represents membership and services revenue less community operating expenses excluding the impact of straight-line rent and stock-based compensation. Community operating expenses include the expenses required to manage an open location, including repair and maintenance expenses, the salaries of our building staff and member technology.

Our real estate team is responsible for sourcing, underwriting, negotiating and entering into leases for spaces that fit our investment criteria within our existing and new markets.
Once we identify a desirable location, we endeavor to negotiate favorable lease terms. The terms often include free rent periods, which we primarily use to transform a traditional office space into a WeWork location, and tenant improvement allowances, under which a landlord reimburses us for all or a portion of the capital expenditures we incur by us during this transformation .
As we scale, we intend to pursue capital-efficient partnerships with building owners as an alternative to standard leases. Under a participating lease, the landlord typically pays or reimburses us for the full build-out of the space. Additionally, we generally do not pay a specified annual rent, but rather rent is determined as a formula based on revenues or profits from the space. We also plan to continue to enter into management agreements, as we have done in India, under which the building owner funds all capital expenditures to build out the space to our design specifications and maintains full responsibility for the space, while we function as the manager and receive an agreed-upon management fee.

(1)	Leases signed includes initial lease executions only. Amendment executions for expansion premises and leases acquired through acquisitions, including Naked Hub, are excluded.

(2)	Location openings exclude buildings acquired in connection with our Naked Hub acquisition.
Our ability to continue to grow depends not only on the availability of new locations, but also on our ability to secure those new locations on attractive lease terms. These terms drive the visibility, timing and magnitude of our expected cash flows and future capital needs. Our ability to continue to grow our global footprint efficiently , through favorable lease terms , will materially impact our financial performance.

We aim to develop vibrant and welcoming spaces for our members that are cost-efficient to build and cost-effective to maintain. Even before we take possession of a space, we engage with engineers, designers, architects, layout experts and decorators to be ready to start the construction of a space the moment we take possession. As we have refined this process, we have been able to significantly reduce the time we take to build-out a location, with most locations opening within five months after we take possession.
W e incur the majority of our gross capital expenditures to build-out our spaces during this phase. Since 2015, we have launched a number of initiatives to reduce our net capex per workstation, which we define as our gross capital expenditures less the tenant improvement allowances we receive from landlords. These initiatives include developing a global supply chain, clustering in cities allowing us to leverage economies of scale in those cities and bringing certain functions and technologies in house. Our ability to maintain or reduce our net capex per workstation will have a significant impact on the overall investment required to continue to grow our business at an accelerated pace.

(1)	Based on independent third-party survey of brokers.

(2)
Net capex per workstation added for the periods presented represents gross capital expenditures (excluding capitalized costs unrelated to sellable workstation capital projects) completed in the years presented, regardless of when the costs were incurred, less the total tenant improvement allowance provided per the terms of the leases associated with the completed projects, regardless of when the cash collection for such tenant improvement allowance occurred, divided by the total number of workstations delivered in connection with the respective completed projects.

During the build phase, locations incur pre-opening community expenses consisting primarily of rent expense. Given the impact of free-rent periods, rent expense recorded in accordance with GAAP typically substantially exceeds cash payments required to be made during this phase. Of the rent expense included within pre-opening community expense in the year ended December 31, 2018, approximately 85% was a non-cash expense. We also begin to incur sales and marketing expenses during this phase as our global-local sales team begins to sell memberships.
Our ability to continue to grow our platform at an accelerated pace depends on our ability to quickly and cost-effectively build out new locations and sell memberships prior to opening. Our ability to maintain or reduce our net capex per workstation and reduce membership sales costs will have a significant impact on the overall investment required to continue to grow our business at an accelerated pace.
During this phase, we focus on optimizing utilization of space at our locations by driving membership sales using global sales teams, local community teams, broker partners and our online presence to help fill our spaces. We start to generate revenue and contribution margin when we open our space to members. We believe it takes 24 months for a location to hit maturity - the point at which most of the floors will have been opened and occupancy will have stabilized for the location.

(1)	Reflects WeWork memberships as a percentage of workstation capacity.
Our ability to monetize our growing platform depends on our ability to grow our membership base. Over time, our sales and marketing efforts have become more efficient and we have been improving the speed at which we fill our locations , as we are increasingly targeting enterprises who typically sign membership agreements for more workspaces and with longer-term commitments. Enterprises often use third-party brokers to help them manage their real estate needs. As we intend to further grow our enterprise membership base, we expect to continue making use of third-party brokers to help us attract new enterprise members, and we expect that sales and marketing expenses associated with broker referral fees may grow in line with these efforts. Our enterprise membership percentage increased from 28% as of December 31, 2017 to 41% as of March 31, 2019. We also expect the use of discounts to help drive initial occupancy and longer-term commitments, which will have a significant impact on our financial performance.
Once a location has been open to members for more than 24 months, occupancy generally stabilizes and the location generates a recurring stream of revenues, contribution margin and cash flow. In 2018, our occupancy stabilized at an average of approximately 88% after 18 months and remained at that level after 24 months.

(1)
Measures the net impact of member organizations who joined from January 1, 2016 to March 1, 2018 who increased, reduced or canceled WeWork memberships throughout the period from March 1, 2018 to March 1, 2019, but excludes WeWork memberships attributable to IndiaCo locations.

At this phase, the community team, which includes a dedicated sales lead at each of our locations, is primarily responsible for maintaining occupancy in our locations , which reduces our reliance on our centralized sales and marketing teams. The community team strives to foster a positive and engaging experience for our members, which we believe drives our high retention rates across our member community.
As we have scaled globally, we continue to realize operating efficiencies due to economies of scale and by leveraging technology solutions and our global-local playbook.

During this phase, we incur ongoing repairs and maintenance, which are reflected in our community operating expenses. In addition, we may incur minimal capital expenditures related to the redevelopment of our spaces.
Our ability to continue to generate a recurring stream of revenues, contribution margin and cash flow at this phase depends on the ability of our community teams to maintain a positive member experience while efficiently running the locations.
Developed markets case study
The financial performance of our locations generally improves as they progress through the phases of the lifecycle of a location outlined above, ultimately culminating with our mature locations generating a recurring stream of revenues, contribution margin and cash flow. The more locations we strategically cluster in a given city, the larger and more dynamic our community becomes. This clustering effect leads to greater brand awareness for our offerings and allows us to realize economies of scale, which in turn, drives stronger monetization of our global platform. Our growth over the past two years in the markets where we had the highest number of members has been accompanied by a corresponding increase in run-rate revenue and contribution margin.

(1)
“Developed markets” includes our seven largest markets by memberships as of March 1, 2017, which represents 28 cities with open locations as of March 1, 2019, including Boston, Los Angeles, Santa Monica, Pasadena, Irvine, Manhattan Beach, Long Beach, Burbank, West Hollywood, Costa Mesa, Culver City, El Segundo, Playa Vista, London, New York, Astoria, Brooklyn, Long Island City, San Francisco, Oakland, Mountain View, San Mateo, Mill Valley, Berkeley, Chicago, Washington DC, McLean and College Park. Excludes Chelsea HQ, Salesforce HQ, Devonshire Square and two WeLive locations.

(2)	Represents memberships attributable to seven largest markets.

(3)	Represents membership and service revenue for the last month in the relevant period multiplied by 12.
Future growth
The strong unit economics demonstrated at our mature locations, together with our reduced net capex per workstation, increasing committed revenue backlog driven by our growing enterprise membership percentage and low market penetration give us the confidence to continue to invest in finding, building and filling buildings in order to drive long-term value creation.

We expect to continue to fund these growth investments from cash on hand and by raising additional capital. The timing at which we may achieve profitability depends on a variety of factors, including economic and competitive conditions in the markets where we operate and seek to expand, the pace at which we choose to grow and our ability to add new products and services to our platform.
Key factors affecting the comparability of our results
Global expansion
We have embarked on a strategic worldwide expansion program to grow our platform by opening locations in new markets as well as opening new locations in markets where we currently operate.
As we continue to grow our global platform in new markets, certain metrics may be impacted by the geographic mix of our platform. For example, ARPM has declined as we have expanded internationally into lower-priced markets and through our use of discounts to help drive initial occupancy and longer-term commitments, which is a trend we expect could continue in the near-term. Also, our overall contribution margin percentage may decline as certain lower margin markets, such as China, become a larger portion of our portfolio.
Tenant improvement allowances also vary greatly by geography, especially given they are not as prevalent in some of the newer markets we enter.
Acquisition activity and expanding our solutions and services
We have recently launched or acquired new solutions and services that we believe will add value to our members and have the potential to become meaningful revenue streams in the future.
We intend to continue selectively pursuing strategic partnerships and acquisitions to expand our global position. If these acquisition and product expansion efforts do not scale successfully, it may impact our growth prospects and our ability to achieve profitability.
Recent developments
In May 2019, we acquired Managed by Q Inc., an office management platform, for a total contract price of $220.0 million, paid $100.0 million in cash and the remainder in Series AP-3 Acquisition Preferred Stock.
Components of results of operations
Revenue
Revenue includes membership and service revenue as well as other revenue as described below.
Membership revenue represents membership fees, net of discounts, from sales of our memberships, on-demand memberships and revenue associated with our WeLive offering. We derive a significant majority of our revenue from recurring membership fees. The price of each membership varies, based on the type of workplace solution selected by the member and the geographic location of the space occupied, and any monthly allowances for business services, such as conference room reservations and printing or copying allotments that are included in the base membership fee. All memberships include access to our community through our member app. Membership revenue is recognized monthly, on a ratable basis, over the life of the agreement, as access to space is provided.
Service revenue primarily includes billings to members for ancillary business services in excess of the monthly allowances. Services offered to members include access to conference rooms, printing, photocopies, initial set-up fees, phone and IT services, parking fees and other services.

We assess the performance of our locations differently based on whether the revenues and expenses of the location are consolidated within our results of operations (“consolidated locations”) or whether the revenues and expenses of the location are not consolidated within our results of operations but we are entitled to a management fee for our services, such as locations (“IndiaCo locations”) operated by WeWork India Services Private Limited (“IndiaCo”). The term “locations” includes only consolidated locations when used in “ Management’s discussion and analysis of financial condition and results of operations — Consolidated results of operations ” but includes both consolidated locations and IndiaCo locations when used elsewhere in this prospectus.
Service revenue also includes commissions we earn from third-party service providers. We offer access to a variety of business and other services to our members, often at exclusive rates, and receive a percentage of the sale when one of our members purchases a service from a third-party. These services range from business services to deals on clothing and gym memberships to discounted rates for personal services. Service revenue is recognized on a monthly basis as the services are provided.
Service revenue does not include any revenue recognized by We Company offerings. For example, services provided by Meetup and Flatiron School are not included in our service revenue, even if those services have been delivered to a member. All revenue recognized by our We Company offerings not related to our workplace solutions are included in other revenue.
Other revenue includes revenue from our Powered by We solution performed and recognized using the percentage-of-completion method based primarily on contract cost incurred to date compared to total estimated contract cost, as well as income generated from sponsorships and ticket sales from branded events and revenue generated by any new solutions or services not directly related to the membership and service revenue earned through the operation of our workplace solutions, such as Flatiron School and Meetup.
Community operating expenses
Community operating expenses include the day-to-day costs of operating an open location and exclude pre-opening costs, depreciation and amortization and general sales and marketing, which are separately recorded.
Rent expense
Our most significant community operating expense is rent expense. Rent expense is recognized on a straight-line basis over the life of the lease term in accordance with GAAP based on the following three key components:

•
Rent contractually paid or payable represents cash payments for base and contingent rent payable under our lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.

•	Adjustments for impact of straight-lining of rent represents the non-cash adjustment to record free rent periods and rent escalation clauses on a straight-line basis over the term of the lease.

•	Amortization of lease incentives represents the amortization of cash received for tenant improvement allowances and broker commissions.
Tenancy costs
Community operating expenses also include our share of real estate and related taxes and common area maintenance charges relating to our leased locations open for members. Real estate and related taxes and common area maintenance charges are collectively referred to as tenancy costs.

Other community operating expenses
Other community operating expenses typically include utilities, maintenance, cleaning expenses, office expenses, security expenses, credit card processing fees, and food and beverage costs. Community operating expenses also include personnel and related costs for the teams managing our community operations, including member relations, new member sales and member retention and facilities management, as well as costs for corporate functions that directly support the operations of our communities, such as personnel costs associated with our billings, collections, purchasing and accounts payable functions. As our global platform continues to expand, we expect to achieve further economies of scale on these community support functions, which we expect to have a positive impact on our future margins.
Other operating expenses
Other operating expenses relate to costs of operating and providing services to our members through our We Company offerings that have surpassed the initial incubation phase of their development, including Meetup, Flatiron School and Conductor (a marketing services software company that provides search engine optimization and enterprise content marketing solutions) in the period subsequent to their acquisition.
Pre-opening community expenses
Pre-opening community expenses include all expenses incurred before a location opens for members. The primary components of pre-opening community expenses are rent expense, our share of tenancy costs including real estate and related taxes and common area maintenance charges, utilities, cleaning, personnel and related expenses, and other costs of opening our locations. Personnel expenses are included in pre-opening costs as we staff our locations prior to their opening to help ensure a smooth opening and a successful member move-in experience.
Sales and marketing expenses
Sales and marketing expenses consist primarily of expenses related to our general sales and marketing efforts, including advertising costs, member referral fees, personnel and related expenses related to our sales, marketing, branding, public affairs and events teams, and other costs associated with strategic marketing events. Strategic events, such as events that are part of our Creator Awards program, are investments we make in the continued expansion of our business. We have also made investments in our sales and marketing organization. Our sales and marketing efforts are primarily focused on pre-opening locations and non-mature locations.
Growth and new market development expenses
To execute on our growth opportunities, we have dedicated teams that are responsible for finding and building our new locations and researching, exploring and initiating new markets and new solutions and services.
Growth and new market development expenses consist primarily of non-capitalized design, development, warehousing, logistics and real estate costs, expenses incurred researching and pursuing new markets, solutions and services, and other expenses related to our growth and global expansion. These costs include non-capitalized personnel and related expenses for our development, design, product, research, real estate, talent acquisition, mergers and acquisitions, legal, and technology research and development teams and related professional fees and other expenses incurred such as recruiting fees, employee relocation costs, due diligence costs, integration costs, transaction costs, contingent consideration fair value adjustments relating to acquisitions and impairments and write-offs.

Growth and new market development expenses also include cost of goods sold in connection with our Powered by We solutions and costs of providing services by We Company offerings that are still in the initial incubation stage of their development and which are not included in other operating expenses above.
General and administrative expenses
General and administrative expenses consist primarily of personnel and related expenses and stock-based compensation expense related to corporate employees, technology, consulting, legal and other professional services expenses, costs for our corporate offices and various other costs we incur to manage and support our business.
Interest and other income (expense)
Interest and other income (expense) is comprised of interest income, interest expense, earnings from equity method and other investments, and foreign currency gain (loss). Interest expense primarily includes non-cash interest expense associated with the imputed interest and fair value adjustments of the embedded derivative associated with the 2018 convertible note (as defined under “—Liquidity and capital resources—Convertible note and warrant agreements”), accretion of asset retirement obligations and the amortization of deferred financing costs, interest expense recorded in connection with capital lease liabilities, interest expense relating to our senior notes (as defined under “— Liquidity and capital resources —Senior notes”) and interest expense recorded in connection with outstanding letters of credit issued under our senior credit facility and our letter of credit facility (each as defined under “— Liquidity and capital resources — Bank facilities ”) as required by our various leases.

Consolidated results of operations
The following table sets forth our consolidated results of operations and other key metrics for the periods presented:

(Amounts in thousands, except percentages and where noted)	Year Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
Consolidated statement of operations information:
Revenue	$436,099	$886,004	$1,821,751	$342,163	$728,336

Expenses:
Community operating expenses(1)	433,167	814,782	1,521,129	288,152	581,502
Other operating expenses(1)	—	1,677	106,788	15,161	36,163
Pre-opening community expenses	115,749	131,324	357,831	73,232	115,554
Sales and marketing expenses	43,428	143,424	378,729	62,811	150,999
Growth and new market development expenses	35,731	109,719	477,273	58,679	138,117
General and administrative expenses(2)	115,346	454,020	357,486	78,194	218,537
Depreciation and amortization	88,952	162,892	313,514	62,043	124,855
Total expenses	832,373	1,817,838	3,512,750	638,272	1,365,727
Loss from operations	(396,274)	(931,834)	(1,690,999)	(296,109)	(637,391)
Interest and other income (expense), net (3)	(33,400)	(7,387)	(237,270)	19,433	378,152
Pre-tax loss	(429,674)	(939,221)	(1,928,269)	(276,676)	(259,239)
Income tax benefit (provision)	(16)	5,727	850	2,192	(5,030)
Net loss	(429,690)	(933,494)	(1,927,419)	(274,484)	(264,269)
Net loss attributable to noncontrolling interests	—	49,500	316,627	43,022	86,447
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)	$(1,610,792)	$(231,462)	$(177,822)

Key performance indicators and financial measures:
Locations (in ones) (4)	111	200	425	234	485
Memberships (in ones)	87,000	186,000	401,000	219,000	466,000
Enterprise membership percentage	18%	28%	38%	28%	41%
Contribution margin(5)	$95,943	$233,147	$467,125	$95,128	$169,479
Contribution margin percentage(5)	22.1%	26.9%	27.5%	29.2%	27.0%
Committed revenue backlog (in billions)(6)	$0.1	$0.5	$2.6	N/R	$3.5
Run-rate revenue (in billions)(7)	$0.6	$1.1	$2.4	$1.5	$3.0

N/R = Not reported

(1)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

(2)
Includes stock-based compensation expense of $17.4 million , $260.7 million and $18.0 million for the years ended December 31, 2016, 2017 and 2018, respectively, and includes stock-based compensation expense of $5.0 million and $79.4 million for the three months ended March 31, 2018 and 2019, respectively.

(3)
Refer to Note 13 to our audited annual consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements, each included elsewhere in this prospectus, for additional information on fair value adjustments included in interest and other income (expense), net.

(4)	Number presented includes IndiaCo locations, which are not consolidated within our results of operations though we are entitled to a management fee for our services.

(5)
See “ Non-GAAP financial measures ” for additional information about contribution margin and contribution margin percentage and “ Prospectus summary — Summary consolidated financial and operating information — Key performance indicators and financial measures ” for a reconciliation of revenue to contribution margin.

(6)	We began reporting committed revenue backlog on a quarterly basis as of March 31, 2019.

(7)
The calculation of run-rate revenue for the three months ended March 31, 2019 excludes $39.5 million of revenue recognized during the month ended March 31, 2019 relating to reimbursement for services performed in connection with Creator Award events, as the events primarily occurred in prior periods and the reimbursement is considered non-recurring.

Consolidated results of operations as a percentage of revenue
The following table sets forth our consolidated statements of operations information as a percentage of revenue for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
Revenue	100%	100%	100%	100%	100%

Expenses:
Community operating expenses(1)	99%	92%	83%	84%	80%
Other operating expenses(1)	—%	—%	6%	4%	5%
Pre-opening community expenses	27%	15%	20%	21%	16%
Sales and marketing expenses	10%	16%	21%	18%	21%
Growth and new market development expenses	8%	12%	26%	17%	19%
General and administrative expenses	26%	51%	20%	23%	30%
Depreciation and amortization	20%	18%	17%	18%	17%
Total operating expenses	191%	205%	193%	187%	188%

Loss from operations	(91)%	(105)%	(93)%	(87)%	(88)%
Interest and other income (expense), net	(8)%	(1)%	(13)%	6%	52%
Pre-tax loss	(99)%	(106)%	(106)%	(81)%	(36)%
Income tax benefit (provision)	—%	1%	—%	1%	(1)%
Net loss	(99)%	(105)%	(106)%	(80)%	(36)%
Net loss attributable to noncontrolling interests	—%	6%	17%	13%	12%
Net loss attributable to WeWork Companies Inc.	(99)%	(100)%	(88)%	(68)%	(24)%

(1)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

Comparison of the three months ended March 31, 2018 and 2019 and of the years ended December 31, 2016 , 2017 and 2018
Revenue
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Revenue	$342,163	$728,336	$386,173	113%

Total revenue increased $386.2 million to $728.3 million for the three months ended March 31, 2019 , primarily driven by an increase in membership and service revenue, which increased $302.7 million to $628.1 million for the three months ended March 31, 2019 , from $325.5 million for the three months ended March 31, 2018 .
The growth in revenue was primarily driven by growth in our membership base, including growth within existing locations and growth from new location openings. There were 464 locations as of March 31, 2019 , compared to 228 locations as of March 31, 2018 .
The WeWork community relating to those locations has grown to approximately 416,000 WeWork memberships as of March 31, 2019 from 202,000 as of March 31, 2018 and to approximately 30,000 on-demand memberships as of March 31, 2019 from 12,000 as of March 31, 2018 .
The increase in membership and service revenue due to growth of our membership base was slightly offset by a decline in ARPM of $412 to $6,340 for the three months ended March 31, 2019 from $6,752 for the three months ended March 31, 2018 . ARPM has experienced a decline primarily due to our continued expansion into new global markets with different pricing structures. In some cases we also use discounts to encourage longer contract terms. Our growing membership base combined with increasing average commitment lengths has provided increased visibility as to future revenues as we continue to scale globally, driving an increase in our committed revenue backlog from approximately $0.5 billion as of December 31, 2017 to approximately $3.5 billion as of March 31, 2019.
We calculate ARPM using our membership and service revenue (other than membership and service revenue from our WeLive offering and related services and other than management fee income from services provided to IndiaCo) divided by the average of the number of WeWork memberships (other than WeWork memberships associated with IndiaCo locations) as of the first day of each month in the period.
Other revenue increased $83.5 million , primarily related to a $39.5 million reimbursement for services performed for an affiliate in connection with Creator Award events. The remaining $44.0 million increase in other revenue was primarily due to revenue generated from our Powered by We solutions and the expansion of our suite of We Company offerings.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Revenue	$886,004	$1,821,751	$935,747	106%

Total revenue increased $935.7 million to $1.8 billion for the year ended December 31, 2018, primarily driven by an increase in membership and service revenue, which increased $830.4 million to $1.7 billion for the year ended December 31, 2018, from $866.9 million for the year ended December 31,

2017. The growth in revenue was primarily driven by growth in our membership base, including growth within existing locations and growth from new location openings. There were 410 locations as of December 31, 2018, compared to 197 locations as of December 31, 2017.
The WeWork community relating to those locations has grown to approximately 357,000 WeWork memberships as of December 31, 2018 from 171,000 as of December 31, 2017 and to approximately 30,000 on-demand memberships as of December 31, 2018 from 12,000 as of December 31, 2017 .
The increase in membership and service revenue due to growth in our membership base was slightly offset by a decline in ARPM of $370 to $6,558 for the year ended December 31, 2018 from $6,928 for the year ended December 31, 2017 . ARPM has experienced a decline primarily due to our expansion into global markets with different pricing structures. In some cases we also use discounts to attract members as we open new locations at a faster rate, or to encourage longer contract terms.
Other revenue increased $105.3 million to $124.4 million for the year ended December 31, 2018, from $19.1 million for the year ended December 31, 2017, due to the acquisition of several companies including Meetup, Flatiron School and Conductor and revenue from our Powered by We solutions and various other activities not directly related to our workplace solutions.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Revenue	$436,099	$886,004	$449,905	103%

Total revenue increased $449.9 million to $886.0 million for the year ended December 31, 2017, primarily driven by an increase in membership and service revenue, which increased $432.5 million to $866.9 million for the year ended December 31, 2017 from $434.4 million for the year ended December 31, 2016. The growth in revenue was primarily driven by growth in our membership base, including growth within existing locations and growth from new location openings.
There were 197 locations as of December 31, 2017, compared to 111 locations as of December 31, 2016. The WeWork community relating to those locations has grown to approximately 171,000 WeWork memberships as of December 31, 2017 from 81,000 as of December 31, 2016 and to approximately 12,000 on-demand memberships as of December 31, 2017 from 6,000 as of December 31, 2016 . Additionally, we opened two WeLive locations during 2016.
The increase in membership and service revenue due to growth in our membership base was slightly offset by a decline in ARPM of $456 to $6,928 for the year ended December 31, 2017 from $7,384 for the year ended December 31, 2016 . ARPM has experienced a decline primarily as we have expanded into different global markets with different pricing structures and in some cases may also use discounts to attract members as we open new locations at a faster rate.
Other revenue increased $17.4 million to $19.1 million for the year ended December 31, 2017, from $1.7 million for the year ended December 31, 2016 due to the launch of our Powered by We solutions, which represented $13.7 million of the increase in other revenue during the year ended December 31, 2017 . During 2017 , we also acquired Meetup and Flatiron School. The collective revenue earned by these offerings for the periods subsequent to their acquisitions during the year ended December 31, 2017 contributed $3.2 million of the increase. The remaining increase in other revenue of $0.5 million relates to revenue from various other activities not directly related to our workplace solutions.

Community operating expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Rent expense	$162,506	$324,645	$162,139	100%
Tenancy costs	27,251	64,621	37,370	137%
Employee compensation and benefits (excluding stock-based compensation)	38,952	65,245	26,293	68%
Stock-based compensation	2,833	22,657	19,824	N/M
Other community operating expenses	56,610	104,334	47,724	84%
Total community operating expenses	$288,152	$581,502	$293,350	102%

N/M = Not meaningful
Community operating expenses increased $293.4 million to $581.5 million due to the overall growth of our global platform and the increase in the number of open locations. As a percentage of total revenue, community operating expenses for the three months ended March 31, 2019 was 80% , which remained relatively flat as compared to 84% for the three months ended March 31, 2018 .
Our most significant community operating expense is rent expense, which includes the following components and changes:

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Rent contractually paid or payable	$125,871	$255,885	$130,014	103%
Adjustments for impact of straight-lining of rent	54,992	100,190	45,198	82%
Amortization of lease incentives	(18,357)	(31,430)	(13,073)	71%
Total community rent expense	$162,506	$324,645	$162,139	100%

The following table includes the components of rent expense included in community operating expenses as a percentage of membership revenue:

	Three Months Ended March 31,		Change
	2018	2019	%
Rent contractually paid or payable	41%	43%	2%
Adjustments for impact of straight-lining of rent	18%	17%	(1)%
Amortization of lease incentives	(6)%	(5)%	1%
Total community rent expense	53%	54%	1%

The $130.0 million increase in rent contractually paid or payable, which is paid after locations open for members and after the expiration of any free rent period, was primarily driven by the growth from 228 locations as of March 31, 2018 to 464 locations as of March 31, 2019 . The increase in rent contractually paid or payable is also impacted by escalations in base rent payments. As a percentage of membership revenue, rent contractually paid or payable increased by 2% for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 and was impacted by our expansion into regions where a free rent period in leases is less customary and by an increase in the proportion of non-mature locations that have not yet achieved full occupancy, but are paying full rent.
The $45.2 million increase in adjustments for impact of straight-lining of rent was primarily driven by free rent periods and rent escalations given that a majority of our leases are in the first half of the life of the lease. The impact of straight-lining rent typically increases rent expense in the first half of the life of a lease, when rent expense recorded in accordance with GAAP exceeds cash payments made, and then decreases rent expense in the second half of the life of the lease when rent expense is less than the cash payments required.
The $13.1 million increase in amortization of lease incentives benefit was also primarily driven by the new locations that opened since March 31, 2018 .
The increase in the number of open locations and the growth of our global platform also resulted in a $37.4 million increase in total tenancy costs (including real estate and related taxes and common area maintenance charges) as compared to the three months ended March 31, 2018.
Employee compensation and benefits expense included in community operating expenses increased $26.3 million as compared to the three months ended March 31, 2018. To support the operations of our growing platform, we have made significant personnel investments in teams that run the day-to-day operations of our locations, and functions such as billings, collections, purchasing and accounts payable teams. Sales incentive bonuses are also paid to employees as a means of compensating community team members responsible for location level sales and member retention efforts.
Stock-based compensation expense increased $19.8 million , including $16.8 million driven by the 2019 tender offer, through which common shares were acquired from employees at a price greater than the fair market value of the shares and resulted in additional stock-based compensation expense during the three months ended March 31, 2019. Additionally, we made new stock-based grants to new and existing employees and the fair value of our capital stock increased, which also contributed to the increase in stock-based compensation.
The overall growth in our global platform was also the primary driver of the remaining $47.7 million increase in all other community operating expenses, which related to increases in cleaning, office, consumables, utilities, repairs and maintenance expenses and other expenses required to operate our locations. As a percentage of membership revenue, these community operating expenses for the three months ended March 31, 2019 were 17% , which remained relatively flat as compared to 18% for the three months ended March 31, 2018 .
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Rent expense	$458,521	$851,679	$393,158	86%
Tenancy costs	76,194	152,229	76,035	100%
Employee compensation and benefits (excluding stock-based compensation)	102,801	184,171	81,370	79%
Stock-based compensation	18,718	22,793	4,075	22%
Other community operating expenses	158,548	310,257	151,709	96%
Total community operating expenses	$814,782	$1,521,129	$706,347	87%

Community operating expenses increased $706.3 million to $1.5 billion for the year ended December 31, 2018 , generally driven by the overall growth of our global platform and the increase in the number of open locations. As a percentage of total revenue, community operating expenses for the year ended December 31, 2018 was 83% , which represented a decrease of 9% as compared to 92% for the year ended December 31, 2017 .

Our most significant community operating expense is rent expense, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Rent contractually paid or payable	$347,305	$672,421	$325,116	94%
Adjustments for impact of straight-lining of rent	162,313	268,125	105,812	65%
Amortization of lease incentives benefit	(51,097)	(88,867)	(37,770)	74%
Total rent expense included in community operating expenses	$458,521	$851,679	$393,158	86%

The following table includes the components of rent expense included in community operating expenses as a percentage of membership revenue:

	Year Ended December 31,		Change
	2017	2018	%
Rent contractually paid or payable	42%	42%	—%
Adjustments for impact of straight-lining of rent	20%	17%	(3)%
Amortization of lease incentives benefit	(6)%	(6)%	—%
Total rent expense included in community operating expenses	56%	53%	(3)%

The $325.1 million increase in rent contractually paid or payable, which is paid after locations open for members and after the expiration of any free rent period, was primarily driven by the 213 new location openings that occurred during the year ended December 31, 2018 compared to the 86 location openings that occurred during the year ended December 31, 2017 . The increase in rent contractually paid or payable is also impacted by escalations in base rent payments. As a percentage of membership revenue, rent contractually paid or payable remained flat for the year ended December 31, 2018 as compared to the year ended December 31, 2017 .
The $105.8 million increase in adjustments for impact of straight-lining of rent was primarily driven by free rent periods and rent escalations given that the majority of our leases are in the first half of the life of the lease. The impact of straight-line rent typically increases rent expense in the first half of the life of a lease, when rent expense recorded in accordance with GAAP exceeds cash payments made, and then decreases rent expense in the second half of the life of the lease, when rent expense is less than the cash payments required.
The $37.8 million increase in amortization of lease incentives benefit was also primarily driven by the new locations that opened during the year ended December 31, 2018 and 2017 .
The increase in the number of open locations and the growth of our global platform also resulted in a $76.0 million increase in total tenancy costs (including real estate and related taxes and common area maintenance charges) as compared to the year ended December 31, 2017 .
Employee compensation and benefits expense included in community operating expenses increased $81.4 million compared to the year ended December 31, 2017 . To support the operations of our growing platform, we made significant personnel investments in teams that run the day-to-day operations of our locations, and functions such as billings, collections, purchasing and accounts payable teams. Sales incentive bonuses are also paid to employees as a means of compensating community team members responsible for location level sales and member retention efforts.
Stock-based compensation expense included in community operating expenses increased $4.1 million mainly driven by increases in headcount of employees who support our members, additional expense associated with awards granted to existing employees, and increases in our stock price, offset by a decline in stock-based compensation expense as the year ended December 31, 2017 included $12.2 million of additional stock-based compensation expense relating to the 2017 tender offer, through which common shares were acquired from our employees at a price greater than the fair market value of the shares.
The overall growth in our global platform was also the primary driver of the remaining $151.7 million increase in all other community operating expenses, which related to increases in cleaning, office, consumables, utilities, repairs and maintenance expenses and other expenses required to operate our locations. As a percentage of membership revenue, these other community operating expenses remained relatively flat at approximately 19% for the year ended December 31, 2018 .
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Rent expense	$241,588	$458,521	$216,933	90%
Tenancy costs	41,880	76,194	34,314	82%
Employee compensation and benefits (excluding stock-based compensation)	61,409	102,801	41,392	67%
Stock-based compensation	2,032	18,718	16,686	N/M
Other community operating expenses	86,258	158,548	72,290	84%
Total community operating expenses	$433,167	$814,782	$381,615	88%

N/M = Not meaningful
Community operating expenses increased $381.6 million to $814.8 million for the year ended December 31, 2017 and were generally driven by the overall growth of our global platform and the increase in the number of open locations. As a percentage of total revenue, community operating expenses for the year ended December 31, 2017 were 92% , which represented a decrease of 7% as compared to 99% for the year ended December 31, 2016 .
Our most significant community operating expense is rent expense, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Rent contractually paid or payable	$171,330	$347,305	$175,975	103%
Adjustments for impact of straight-lining of rent	92,723	162,313	69,590	75%
Amortization of lease incentives	(22,465)	(51,097)	(28,632)	127%
Total community rent expense	$241,588	$458,521	$216,933	90%

The following table includes the components of rent expense included in community operating expenses as a percentage of membership revenue:

	Year Ended December 31,		Change
	2016	2017	%
Rent contractually paid or payable	41%	42%	1%
Adjustments for impact of straight-lining of rent	22%	20%	(2)%
Amortization of lease incentives	(5)%	(6)%	(1)%
Total rent expense included in community operating expenses	58%	56%	(2)%

Rent contractually paid or payable, which is paid after locations open for members and after the expiration of any free rent period, increased $176.0 million , primarily driven by the 86 new location openings that occurred during the year ended December 31, 2017 and the 58 new location openings that occurred during the year ended December 31, 2016 . The increase in rent contractually paid or payable is also impacted by escalations in base rent payments. As a percentage of membership revenue, rent contractually paid or payable remained relatively flat for the year ended December 31, 2017 as compared to the year ended December 31, 2016 .
The $69.6 million increase in adjustments for impact of straight-lining of rent was primarily driven by free rent periods and rent escalations given the majority of our leases are in the first half of the life of the lease. The impact of straight-line rent typically increases rent expense in the first half of the life of a lease, when rent expense recorded in accordance with GAAP exceeds cash payments made, and then decreases rent expense in the second half of the life of the lease when rent expense is less than the cash payments required.
The $28.6 million increase in amortization of lease incentives benefit was also primarily driven by the new locations that opened during the year ended December 31, 2017 and locations that were only open for a portion of the year ended December 31, 2016.
The increase in the number of open locations and the growth of our global platform also resulted in a $34.3 million increase in total tenancy costs (including real estate and related taxes and common area maintenance charges) as compared to the year ended December 31, 2016 .
Employee compensation and benefits expense included in community operating expenses increased $41.4 million compared to the year ended December 31, 2016 . To support the operations of our growing platform, we made significant personnel investments in teams that run the day-to-day operations of our locations, and functions such as billings, collections, purchasing and accounts payable teams.
Stock-based compensation expenses included in community operating expenses increased $16.7 million mainly driven by the 2017 tender offer, which resulted in additional stock-based compensation expense of $12.2 million during the year ended December 31, 2017 , as common shares were acquired from our employees at a price greater than the fair market value of the shares. The remaining $4.5 million increase in stock-based compensation expense is attributable to the increase in personnel, who have received new grants, and additional grants to existing employees, both at a stock price higher than those of previous grants.
The overall growth in our global platform was also the primary driver of the remaining $72.3 million increase in all other community operating expenses, which related to increases in cleaning, office consumables, utilities, repairs and maintenance expenses and other expenses required to operate our locations. As a percentage of membership revenue, these community operating expenses for the period declined slightly to 19% for the year ended December 31, 2017 , compared to 21% for the year ended December 31, 2016 .
Other operating expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Other operating expenses	$15,161	$36,163	$21,002	139%

Other operating expenses relate to costs of operating and providing services through our We Company offerings that have surpassed the initial incubation phase of their development. For the three months ended March 31, 2018 and 2019 , other operating expenses relate to the operation of Meetup, Flatiron School and Conductor for the periods subsequent to their acquisitions. The increase in other operating expenses is primarily related to increases in payroll expenses for these We Company offerings relating to the expansion of their operations. Additionally, as Conductor was acquired on March 22, 2018, the first quarter of 2019 reflects a full period of other operating expenses related to Conductor while the first quarter of 2018 reflects a partial period of other operating expenses related to Conductor.
Comparison of the years ended December 31, 2017 and December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Other operating expenses	$1,677	$106,788	$105,111	N/M

N/M = Not meaningful
Other operating expenses relate to costs of operating and providing services through our We Company offerings that have surpassed the initial incubation phase of their development. For the years ended December 31, 2017 and 2018 , other operating expenses relate to the operation of Meetup, Flatiron School and Conductor for the periods subsequent to their acquisitions. The increase in expense period over period is primarily related to the timing of the acquisitions. Flatiron School was acquired in October 2017, Meetup was acquired in December 2017 and Conductor was acquired in March 2018.
Comparison of the years ended December 31, 2016 and December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Other operating expenses	$—	$1,677	$1,677	—%

Other operating expenses increased $1.7 million primarily due to the operation of our Meetup and Flatiron School offerings for the periods subsequent to their acquisitions during 2017.
Pre-opening community expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Rent expense	$64,284	$102,538	$38,254	60%
Tenancy costs	7,414	8,045	631	9%
Other pre-opening community expenses	1,534	4,971	3,437	224%
Total pre-opening community expenses	$73,232	$115,554	$42,322	58%

Pre-opening community expenses increased $42.3 million to $115.6 million for the three months ended March 31, 2019 primarily as a result of the continued acceleration of the growth of our platform during 2018 and 2019. We opened 54 new locations during the three months ended March 31, 2019 compared to 31 new location openings during the three months ended March 31, 2018 . In addition, as of March 31, 2019 , there were 161 pre-opening locations where we had taken possession of the new location but where it had not yet opened for members, compared to 68 as of March 31, 2018 . The increase in pre-opening community expenses incurred was mitigated through operational efficiencies we have achieved in our build processes, including investments in new technology, which help us to quickly and efficiently design and construct a space, typically resulting in approximately four to six months from the date we take possession of the space to opening for members.

Our most significant pre-opening community expense for the period before a location is open for member operations is rent expense, which includes the following components and changes:

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Rent contractually paid or payable	$8,147	$14,204	$6,057	74%
Adjustments for impact of straight-lining of rent	56,881	90,119	33,238	58%
Amortization of lease incentives	(744)	(1,785)	(1,041)	140%
Total pre-opening rent expense	$64,284	$102,538	$38,254	60%

The $6.1 million increase in rent contractually paid or payable and the increase in amortization of lease incentives benefit of $1.0 million is generally the result of the increase in the number of pre-opening locations described above.
The $33.2 million increase in adjustments for impact of straight-lining of rent is primarily driven by straight-line rent expense during free rent periods provided for a limited time before our locations open for members. During this period, rent expense recorded in accordance with GAAP exceeds cash payments required to be made. As the number of location openings and the number of pre-opening locations at the end of each period has increased as described above, so too have adjustments for impact of straight-lining of rent relating to those pre-opening locations.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Rent expense	$112,851	$316,168	$203,317	180%
Tenancy costs	11,684	29,402	17,718	152%
Other pre-opening community expenses	6,789	12,261	5,472	81%
Total pre-opening community expenses	$131,324	$357,831	$226,507	172%

Pre-opening community expenses increased $226.5 million to $357.8 million for the year ended December 31, 2018 , primarily as a result of the continued acceleration of the growth of our platform during 2018. We opened 213 new locations during the year ended December 31, 2018 compared to 86 new locations during the year ended December 31, 2017 . In addition, as of December 31, 2018 , there were 110 pre-opening locations where we had taken possession of the location but where it had not yet opened for members, compared to 62 as of December 31, 2017 . The increase in pre-opening community expenses incurred was mitigated through the operational efficiencies we have achieved in our build processes, including investments in new technology, which help us to quickly and efficiently develop a space, typically resulting in approximately four to six months from the date we take possession of the space to opening for members.

Our most significant pre-opening community expense for the period before a location is open for member operations is rent expense, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Rent contractually paid or payable	$6,973	$51,334	$44,361	N/M
Adjustments for impact of straight-lining of rent	108,285	268,593	160,308	148%
Amortization of lease incentives benefit	(2,407)	(3,759)	(1,352)	56%
Total pre-opening rent expense	$112,851	$316,168	$203,317	180%

N/M = Not meaningful
The $44.4 million increase in rent contractually paid or payable and the increase in amortization of lease incentives benefit of $1.4 million is generally the result of the increase in the number of pre-opening locations described above.
The $160.3 million increase in adjustments for impact of straight-lining of rent is primarily driven by straight-line rent expense during free rent periods provided for a limited time before our locations open for members. During this period, rent expense recorded in accordance with GAAP exceeds cash payments required to be made. As the number of location openings and pre-opening locations has increased as described above, so too have adjustments for impact of straight-lining of rent relating to those pre-opening locations.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Rent expense	$103,613	$112,851	$9,238	9%
Tenancy costs	5,357	11,684	6,327	118%
Other pre-opening community expenses	6,779	6,789	10	—%
Total pre-opening community expenses	$115,749	$131,324	$15,575	13%

Pre-opening community expenses increased $15.6 million to $131.3 million for the year ended December 31, 2017 , primarily as a result of the acceleration of the growth of our platform during 2017. We opened 86 and 58 new locations during the years ended December 31, 2017 and 2016 , respectively, and there were 62 and 35 pre-opening locations where we had taken possession of the location but it had not yet opened for members as of December 31, 2017 and 2016 , respectively.
Our most significant pre-opening community expense for the period before a location is open for members is rent expense, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Rent contractually paid or payable	$10,822	$6,973	$(3,849)	(36)%
Adjustments for impact of straight-lining of rent	94,526	108,285	13,759	15%
Amortization of lease incentives	(1,735)	(2,407)	(672)	39%
Total pre-opening rent expense	$103,613	$112,851	$9,238	9%

The $3.8 million decline in rent contractually paid or payable and the increase in amortization of lease incentives benefit of $0.7 million is generally the result of our ability to negotiate leases with more favorable lease terms, including improved lease rates, longer free rent periods, long-term revenue-sharing agreements with building owners and/or larger tenant improvement allowances. Rent contractually paid or payable represented only 6% of the total pre-opening rent expense recorded in accordance with GAAP for the year ended December 31, 2017 and 10% for the year ended December 31, 2016.
The $13.8 million increase in adjustments for impact of straight-lining of rent is primarily driven by straight-line rent expense during free rent periods provided for a limited time before our locations open for operations. During this period, rent expense recorded in accordance with GAAP exceeds cash payments required to be made. As the number of location openings and pre-opening locations has increased as described above, so too have adjustments for impact of straight-lining of rent relating to those pre-opening locations.
Sales and marketing expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Sales and marketing expenses	$62,811	$150,999	$88,188	140%

Sales and marketing expenses increased $88.2 million to $151.0 million for the three months ended March 31, 2019 , which helped drive the 113% increase in total revenue growth over the same period in 2018 . The increased sales and marketing efforts have also helped drive an increase in committed revenue backlog from approximately $0.5 billion as of December 31, 2017 to approximately $3.5 billion as of March 31, 2019.
As a percentage of total revenue, sales and marketing expenses increased to 21% for the three months ended March 31, 2019 as compared to 18% for the three months ended March 31, 2018 .
Employee compensation and benefits related to sales and marketing expenses increased $38.6 million primarily due to our investment in additional sales and marketing personnel to support the continued expansion of our platform. Stock-based compensation increased by $8.2 million , including $6.8 million driven by the 2019 tender offer. Additionally, we made new stock-based grants to new and existing employees and the fair value of our capital stock increased, which also contributed to the increase in stock-based compensation.
The increase in sales and marketing was also driven by a $19.7 million increase in advertising expenses, an $18.5 million increase in member referral fees and a $3.2 million increase in various other costs, all associated with our investment in the growth in our business.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Sales and marketing expenses	$143,424	$378,729	$235,305	164%

Sales and marketing expenses increased $235.3 million to $378.7 million for the year ended December 31, 2018 . The increased sales and marketing efforts helped drive the 106% increase in total revenue growth over the comparative period. The increased sales and marketing efforts have also helped drive an increase in committed revenue backlog, which increased 393% during the year ended December 31, 2018 from approximately $0.5 billion as of December 31, 2017 to approximately $2.6 billion as of December 31, 2018. As a percentage of total revenue, sales and marketing expenses increased from 16% to 21% for the year ended December 31, 2017 as compared to the year ended

December 31, 2018 as we have increased sales and marketing efforts as an investment to help drive future revenue growth.
Sales and marketing employee compensation and benefits increased $103.8 million and stock-based compensation increased in total by $2.1 million due primarily to our investment in additional and more experienced sales and marketing personnel. The increase in stock-based compensation included an offsetting decrease of $2.9 million relating to the 2017 tender offer, which resulted in additional stock-based compensation expense during the year ended December 31, 2017 , as common shares were acquired from our employees at a price greater than the fair market value of the shares.
The increase in sales and marketing was also driven by higher spending on advertising of $50.2 million and a period-over-period increase in member referral fees of $33.9 million. The remaining $45.3 million increase in all other sales and marketing expenses represent our investment in efforts to increase sales and is largely driven by expenses associated with strategic marketing events and other promotional activities, professional fees and travel.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Sales and marketing expenses	$43,428	$143,424	$99,996	230%

Sales and marketing expenses increased $100.0 million to $143.4 million for the year ended December 31, 2017 . The increased sales and marketing efforts helped drive the 103% increase in total revenue growth. As a percentage of total revenue, sales and marketing expenses increased from 10% for the year ended December 31, 2016 to 16% for the year ended December 31, 2017 , as we have increased our sales and marketing efforts as an investment to help drive future revenue growth. The increased sales and marketing efforts have also helped drive an increase in committed revenue backlog, which increased 427% during the year ended December 31, 2017 from approximately $0.1 billion as of December 31, 2016 to approximately $0.5 billion as of December 31, 2017.
Sales and marketing employee compensation and benefits increased $24.9 million due to our investment in additional and more experienced sales and marketing personnel and a $3.5 million increase in stock-based compensation expense including $2.9 million relating to the 2017 tender offer, which resulted in additional stock-based compensation expense during the year ended December 31, 2017 , as common shares were acquired from our employees at a price greater than the fair market value of the shares.
The increase in sales and marketing was also driven by higher spending on advertising of $26.2 million and a period-over-period increase in member referral fees of $10.5 million. The remaining $34.9 million increase in all other sales and marketing expenses represent our investment in efforts to increase sales and is largely driven by expenses associated with strategic marketing events and other promotional activities, professional fees and travel.
Growth and new market development expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Growth and new market development expenses	$58,679	$138,117	$79,438	135%

Growth and new market development expenses increased $79.4 million to $138.1 million for the three months ended March 31, 2019. Overall, our investment in growth and new market development related expenses as a percentage of total revenues increased by 2% to 19% for the three months ended March 31, 2019 , compared to 17% for the three months ended March 31, 2018 , as we continued to make investments in our future growth and expansion.
The increase was primarily the result of a $53.6 million increase in employee compensation and benefits expenses driven by our investment in additional personnel to strengthen our real estate, construction, design, mergers and acquisitions, talent acquisitions, and technology research and development departments.
Additionally, there was a $28.2 million increase in stock-based compensation including $21.3 million driven by the 2019 tender offer. We also made new stock-based grants to new and existing employees and the fair value of our capital stock increased, which also contributed to the increase in stock-based compensation.
During the three months ended March 31, 2019 , we also incurred an increase of approximately $29.5 million in construction costs relating to an increase in the number of Powered by We projects.
The increase in growth and new market development expenses were also offset by a $52.3 million decline in fair value of the contingent consideration payable in stock associated with the naked Hub acquisition that was recorded during the three months ended March 31, 2019 . The decline in fair value of our contingent consideration was primarily driven by a decline in our projected obligation to issue additional shares of our Class A Common Stock.
The remaining $20.5 million increase related to increases in professional fees, travel costs and various other costs associated with our expansion in existing markets as well as researching, exploring and selecting new locations and developing new solutions and services.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Growth and new market development expenses	$109,719	$477,273	$367,554	335%

Growth and new market development expenses increased $367.6 million to $477.3 million for the year ended December 31, 2018. Overall, our investment in growth and new market development related expenses as a percentage of total revenues increased by 14% to 26% for the year ended December 31, 2018, compared to 12% for the year ended December 31, 2017, as we continued to make investments in our future growth and expansion.
Compensation and related benefits increased $110.8 million driven by our investment in additional personnel to strengthen our real estate, construction, design, mergers and acquisitions, talent acquisitions, and technology research and development departments. Stock-based compensation for these employees and stock issued to consultants for services rendered increased by $8.2 million in the year ended December 31, 2018 relative to the year ended December 31, 2017.
We also incurred an additional $82.7 million in consulting and other professional fees and travel costs associated with our expansion in existing markets as well as researching, exploring and selecting new markets and developing new solutions and services. During 2018 we expanded into certain key countries, such as Chile, Ireland, Japan, Peru, Philippines, Poland, Thailand, Spain and Vietnam.

During the year ended December 31, 2018 , we also incurred an increase of $39.5 million in direct external construction costs relating to an increase in the number of Powered by We projects during 2018.
Our significant acquisition activity during 2018 also resulted in an $80.6 million non-cash charge related to the remeasurement of the contingent consideration payable in stock associated with the naked Hub acquisition, and an offsetting $4.2 million gain related to the remeasurement of the contingent consideration payable in cash. The change in fair value of the contingent consideration was driven by changes in our projected obligation to issue additional ChinaCo Class A Ordinary Shares based on the anti-dilution provisions of the acquisition agreement, changes in the likelihood of achieving certain milestones, and an increase in the fair market value of the ChinaCo Class A Ordinary Shares and our Class A common stock during the period.
We also recorded an increase of $22.8 million in impairment charges and property and equipment write-offs relating to excess, obsolete or slow-moving inventory of furniture and equipment, early termination of leases and terminated deals.
The remaining $27.2 million increase primarily relates to warehousing, storage, shipping costs and various other costs associated with our growth.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Growth and new market development expenses	$35,731	$109,719	$73,988	207%

Growth and new market development expenses increased $74.0 million to $109.7 million for the year ended December 31, 2017 from $35.7 million for the year ended December 31, 2016. Overall, our investment in growth and new market development-related expenses as a percentage of total revenues increased 4% to 12% for the year ended December 31, 2017, compared to 8% for the year ended December 31, 2016, as we continued to make investments in our future growth and expansion.
This increase was primarily the result of a $23.8 million increase in compensation and related benefits, including stock-based compensation, driven primarily by our investment in additional personnel to strengthen our real estate, construction and design departments. The increase included $8.5 million of stock-based compensation relating to the 2017 tender offer, as common shares were acquired from our employees at a price greater than the fair market value of the shares.
We also incurred an additional $8.1 million in consulting and other professional fees and travel costs associated with our expansion in existing markets as well as researching, exploring and selecting new markets and developing new solutions and services. During 2017 , we expanded into certain key markets, such as Asia and Latin America. Our overall growth and expansion into new markets was also a primary contributing factor to a $19.1 million increase in overall warehousing, storage and other shipping costs.
During the year ended December 31, 2017 , we also incurred $12.7 million in direct external construction costs relating to our Powered by We solutions, and a $2.9 million one-time payment for talent acquisition, both of which did not occur during year ended December 31, 2016 . The remaining $7.4 million increase relates to various other costs associated with our growth.

General and administrative expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
General and administrative expenses	$78,194	$218,537	$140,343	179%

General and administrative expenses increased $140.3 million to $218.5 million , primarily due to an increase in stock-based compensation of $74.4 million , including $73.0 million driven by the 2019 tender offer. Additionally, we made new stock-based grants to new and existing employees and the fair value of our capital stock increased, which also contributed to the increase in stock-based compensation.
Excluding the impact of stock-based compensation and stock issued for services rendered by consultants, general and administrative expenses for the three months ended March 31, 2019 represented 18% of total revenue compared to 21% for the three months ended March 31, 2018 .
The increase in general and administrative expenses included a $30.7 million increase in employee compensation and benefits and a $7.6 million increase in corporate rent expense, both primarily driven by our continued investment in additional corporate personnel and an expanded global leadership team to support our current and future anticipated growth. General and administrative expenses were also impacted by expenses related to professional fees, which increased by $9.5 million primarily due to additional consulting and legal costs.
The growth in our global platform was also the primary driver of the remaining $18.2 million increase, which largely consisted of travel, corporate technology costs and various other miscellaneous general and administrative expenses that support our growing business.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
General and administrative expenses	$454,020	$357,486	$(96,534)	(21)%

General and administrative expenses decreased $96.5 million to $357.5 million for the year ended December 31, 2018 . The decrease was primarily driven by the 2017 tender offer, which resulted in $247.3 million of additional stock-based compensation expense during the year ended December 31, 2017 , as common shares were acquired from our employees at a price greater than the fair market value of the shares. Other stock-based compensation expense and expense related to stock issued for services rendered by consultants increased a total of $14.4 million year over year.
The remaining $136.4 million increase in general and administrative expenses is generally related to our continued investment in corporate infrastructure to support the growth of our business. Excluding the impact of stock-based compensation and stock issued for services rendered by consultants, general and administrative expenses for the year ended December 31, 2018 represented 18% of total revenue compared to 21% for the year ended December 31, 2017.
Compensation and related benefits, excluding stock-based compensation, increased $76.2 million year over year. This increase was primarily driven by our investment in additional corporate personnel and an expanded global leadership team to support our current and future anticipated growth. General and administrative expenses were also impacted by expenses related to professional fees which increased by $15.3 million for the year ended December 31, 2018, primarily due to additional consulting and legal costs, as well as a $13.7 million increase related to corporate technology expenses, an $11.9 million increase in rent expense associated with space for corporate employees, and a $6.2 million increase in travel costs.
The remaining $13.1 million increase in all general and administrative expenses was largely driven by technology and rent expenses for our corporate offices.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
General and administrative expenses	$115,346	$454,020	$338,674	294%

General and administrative expenses increased $338.7 million to $454.0 million for the year ended December 31, 2017 . The increase was primarily driven by the 2017 tender offer, which resulted in $247.3 million of additional stock-based compensation expense during the year ended December 31, 2017 , as common shares were acquired from our employees at a price greater than the fair market value of the shares. Other stock-based compensation expense and expense related to stock issued for services rendered by consultants increased a total of $1.7 million year over year.
The remaining $89.7 million increase in general and administrative expenses is generally related to our continued investment in corporate infrastructure to support the growth of our business. Excluding the impact of stock-based compensation and stock issued for services rendered by consultants, general and administrative expenses as a percentage of total revenues remained relatively consistent at 21% for the year ended December 31, 2017, compared to 22% for the year ended December 31, 2016.
The total of all other compensation and related benefits, excluding stock-based compensation, increased $42.4 million year over year. This increase was primarily driven by our investment in additional corporate personnel and an expanded global leadership team to support our current and future anticipated growth.
The growth in our global platform was the primary driver of the remaining $47.3 million increase in general and administrative expenses which largely consisted of professional fees and corporate technology expenses.
Depreciation and amortization expenses
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Depreciation and amortization expense	$62,043	$124,855	$62,812	101%

Depreciation and amortization expense increased $62.8 million to $124.9 million for the three months ended March 31, 2019 driven by the increase in costs associated with leasehold improvements, furniture and equipment primarily associated with the growth of our platform and the increase in the number of our locations from 228 as of March 31, 2018 to 464 as of March 31, 2019 , as well as continued expansion of previously opened locations.

Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Depreciation and amortization expenses	$162,892	$313,514	$150,622	92%

Depreciation and amortization expenses increased $150.6 million to $313.5 million for the year ended December 31, 2018 driven by the increase in leasehold improvements, furniture, and equipment primarily associated with the 213 new location openings in 2018 compared to the 86 new location openings that occurred during the year ended December 31, 2017, as well as continued expansion of previously opened locations.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Depreciation and amortization expenses	$88,952	$162,892	$73,940	83%

Depreciation and amortization expenses increased $73.9 million to $162.9 million for the year ended December 31, 2017 driven by the increase in leasehold improvements, furniture, and equipment primarily associated with the 86 new location openings in 2017 and the 58 new location openings that occurred during the year ended December 31, 2016, as well as continued expansion of previously opened locations.
Interest and other income (expense), net
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Income (loss) from equity method investments	$283	$(1,600)	$(1,883)	N/M
Interest expense	(5,205)	(13,039)	(7,834)	151%
Interest income	7,008	16,449	9,441	135%
Foreign currency gain (loss)	17,347	9,830	(7,517)	(43)%
Gain on change in fair value of related party financial instruments	—	366,512	366,512	—%
Interest and other income (expense), net	$19,433	$378,152	$358,719	N/M

N/M = Not meaningful
Interest and other income (expense), net increased $358.7 million to $378.2 million of income for the three months ended March 31, 2019. The increase was primarily driven by a gain on the change in fair value of related party financial instruments as further discussed in Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
Interest income increased by $9.4 million , primarily due to our capital raising activities and associated increases in interest earned from the increased average balance of cash and cash equivalents held as of March 31, 2019 .
Interest expense increased by $7.8 million primarily due to a $25.3 million decline in the fair value of the embedded redemption derivative liability associated with the 2018 convertible note (as further discussed in Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus), which was offset by increases in imputed interest expense on the 2018 convertible note of $15.3 million . Additionally, $13.8 million of interest expense was accrued associated with our senior notes, which began accruing interest on April 30, 2018. The remaining $4.0 million increase in interest expense is associated with increases in letters of credit, surety bonds issued in lieu of cash security deposits, and asset retirement obligations.
The net foreign currency gain decreased by $7.5 million primarily driven by the increase in foreign currency denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. We had 267 locations outside of the United States as of March 31, 2019 , compared with 93 as of March 31, 2018 .
The loss from equity method investments increased $1.9 million , primarily driven by various losses recorded on our equity method investments, none of which were individually significant.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Income (loss) from equity method investments	$(30,900)	$(12,638)	$18,262	(59)%
Interest expense	(15,459)	(183,697)	(168,238)	N/M
Interest income	9,531	37,663	28,132	295%
Foreign currency gain (loss)	29,441	(78,598)	(108,039)	(367)%
Interest and other income (expense), net	$(7,387)	$(237,270)	$(229,883)	N/M

N/M = Not meaningful
Interest and other income (expense), net increased $229.9 million to $237.3 million net expense for the year ended December 31, 2018 as compared to the year ended December 31, 2017.
The loss from equity method investments decreased $18.3 million, primarily related to $15.0 million in impairments recorded in 2017 on one of our investments.
Interest expense increased by $168.2 million primarily due to a $97.6 million increase in expense related to the change in fair value of the embedded redemption feature associated with the 2018 convertible note (see Note 13 to our audited annual consolidated financial statements included elsewhere in this prospectus), imputed interest expense on the 2018 convertible note of $22.4 million and $37.0 million of interest expense incurred during the year ended December 31, 2018 associated with our senior notes, which began accruing interest on April 30, 2018. The remaining $11.2 million increase in interest expense relates primarily to increases in letters of credit outstanding under our credit facilities and surety bonds issued during 2018 in lieu of cash security deposits.
Interest income increased by $28.1 million, primarily due to our capital-raising activities and associated increases in interest earned from the increased average balance of cash and cash equivalents held during 2018.
The net foreign currency loss increased by $108.0 million primarily driven by the increase in foreign currency denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. We had 230 locations outside of the United States as of December 31, 2018, compared with 74 as of December 31, 2017. During the year ended December 31, 2018, we incurred a $78.6 million net foreign currency loss. The largest net foreign currency loss impact related to fluctuations in the Euro and British Pound given our concentration of international operations in the European Union and the United Kingdom and the corresponding fluctuations in those currencies. During the year ended December 31, 2018, we also experienced approximately $16.7 million in foreign currency loss as a result of fluctuations in the Argentine Peso (“ARS”). As of July 1, 2018, we changed the functional currency of our legal entity in

Argentina from ARS to USD as a result of hyperinflation of the ARS. Subsequent to such change, any transactions that remain denominated in ARS will be remeasured through settlement through earnings based on changes in the ARS to USD exchange rates at each reporting period. No other currencies accounted for more than 5% of the total net foreign currency gain (loss) for the year ended December 31, 2018.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Income (loss) from equity method investments	$(359)	$(30,900)	$(30,541)	N/M
Interest expense	(12,351)	(15,459)	(3,108)	25%
Interest income	2,477	9,531	7,054	285%
Foreign currency gain (loss)	(23,167)	29,441	52,608	(227)%
Interest and other income (expense), net	$(33,400)	$(7,387)	$26,013	(78)%

N/M = Not meaningful
Interest and other income (expense), net decreased $26.0 million to $7.4 million net expense for the year ended December 31, 2017 from $33.4 million net expense for the year ended December 31, 2016. The change included an increase in loss from equity method investments of $30.5 million, primarily related to $15.0 million in impairments recorded in 2017 on one of our investments and an increase in investment activity.
Interest income also increased by $7.1 million, primarily driven by our capital-raising activities and the resulting increase in interest income earned on our increased average balance of cash and cash equivalents held during 2017.
Interest expense increased by $3.1 million primarily related to an increase in interest expense due to an increase in outstanding letters of credit issued under our senior credit facility.
The net increase in foreign currency gains of $52.6 million was primarily driven by the increase in foreign currency-denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. We had 74 locations outside of the United States as of December 31, 2017, compared with 31 as of December 31, 2016.
Income tax benefit (provision)
Comparison of the three months ended March 31, 2018 and the three months ended March 31, 2019

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Income tax benefit (provision)	$2,192	$(5,030)	$(7,222)	(329)%

There was a $(7.2) million net increase in the tax provision for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 . The increase was due to the inclusion of a benefit of $3.1 million related to the release of a valuation allowance from the acquisition of Conductor during the three months ended March 31, 2018 and the addition of approximately $4.0 million in current income tax expense for ChinaCo during the three months ended March 31, 2019, primarily relating to the interest income and foreign currency gains earned on cash held by the entity.
Our effective income tax rate was lower than the U.S. federal statutory rate primarily due to the effect of certain non-deductible permanent differences, the effect of our operating in jurisdictions with various statutory tax rates, and valuation allowances. For additional discussion, see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
Comparison of the year ended December 31, 2017 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017	2018	$	%
Income tax benefit (provision)	$5,727	$850	$(4,877)	(85)%

Income tax benefit was $0.9 million for the year ended December 31, 2018 compared to $5.7 million for the year ended December 31, 2017 . Current income tax expense increased by $7.0 million from $2.3 million for the year ended December 31, 2017 to $9.3 million for the year ended December 31, 2018, primarily due to net income generated by our foreign subsidiaries. The deferred income tax benefit increased by $2.1 million from $8.0 million for the year ended December 31, 2017 to $10.1 million for the year ended December 31, 2018. Of the total deferred income tax benefit of $10.1 million, $8.5 million consisted of U.S. federal and state deferred tax benefit and resulted from a release of our U.S. valuation allowance due to 2018 acquisitions and the re-characterization of certain intangibles from indefinite lived to definite lived. The remaining $1.6 million of foreign deferred tax benefit related primarily to our 2018 acquisition of naked Hub.
Our effective income tax rate differed from the U.S. federal statutory rate of 21% primarily due to the effect of certain non-deductible permanent differences, including stock compensation expense, the effect of our operating in jurisdictions with various statutory tax rates, and valuation allowances against our deferred tax assets primarily related to net operating loss carry-forwards where it is more likely than not that some or all of the deferred tax assets will not be realized. For additional discussion, see Note 18 to our audited annual consolidated financial statements included elsewhere in this prospectus.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016	2017	$	%
Income tax benefit (provision)	$(16)	$5,727	$5,743	N/M

N/M = Not meaningful
Income tax benefit was $5.7 million for the year ended December 31, 2017 compared to a $16 thousand provision for the year ended December 31, 2016. This net benefit increase included $2.3 million of current tax expense in foreign jurisdictions, offset by $8.0 million of deferred tax benefit related to U.S. federal, state and foreign jurisdictions. Of the total $8.0 million of deferred tax benefit, $7.9 million consisted of U.S. federal and state deferred tax benefit and resulted from a combination of our 2017 acquisitions and the December 22, 2017 enactment of the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act reduces the U.S. corporate statutory tax rate from 35% to 21% and allows for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income. Both of these provisions apply to tax years beginning after December 31, 2017 and directly contributed to the $7.9 million U.S. federal and state deferred tax benefit.
Our effective income tax rate differed from the U.S. federal statutory rate of 35% primarily due to the effect of certain non-deductible permanent differences, including stock compensation expense, the effect of our operating in jurisdictions with various statutory tax rates, the December 22, 2017 enactment of the Tax Act and valuation allowances against our deferred tax assets primarily related to net operating loss carry-forwards where it is more likely than not that some or all of the deferred tax assets will not be realized. For additional discussion, see Note 18 to our audited annual consolidated financial statements included elsewhere in this prospectus.

Net loss attributable to noncontrolling interests
During 2017 through 2019, various of our consolidated subsidiaries issued equity to other parties in exchange for cash as more fully described in Note 5 to the audited annual consolidated financial statements and Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. As we have the power to direct the activities of these entities that most significantly impact their economic performance and the right to receive benefits that could potentially be significant to these entities, they remain our consolidated subsidiaries, and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our consolidated balance sheets, consolidated statements of operations and consolidated statements of comprehensive loss, respectively. The increase in the net loss attributable to noncontrolling interests from the three months ended March 31, 2018 to the three months ended March 31, 2019 of $43.4 million is largely due to continued expansion of operations and the corresponding increases in net losses incurred by the ChinaCo, PacificCo and JapanCo ventures.
The increase in the net loss attributable to noncontrolling interests from the year ended December 31, 2017 to the year ended December 31, 2018 of $267.1 million is largely due to continued expansion of operations and the corresponding increases in net losses incurred by the ChinaCo, PacificCo and JapanCo joint ventures.
The net loss attributable to noncontrolling interests was $49.5 million for the year ended December 31, 2017. No noncontrolling interests existed as of or during the year ended December 31, 2016.
Net loss attributable to WeWork Companies, Inc.
As a result of the factors described above, our net loss attributable to WeWork Companies Inc. improved by $53.6 million from $(231.5) million for the three months ended March 31, 2018 to $(177.8) million for the three months ended March 31, 2019 .
We recorded a net loss attributable to WeWork Companies Inc. of $(1.6) billion for the year ended December 31, 2018, compared to $(884.0) million for the year ended December 31, 2017 and $(429.7) million for the year ended December 31, 2016.

Quarterly results of operations
The following table sets forth certain unaudited financial and operating information for the quarterly periods presented. The quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended
(Amounts in thousands, except percentages and where noted)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Revenue:
Membership and service revenue	$162,851	$197,897	$234,337	$271,813	$325,455	$388,501	$453,984	$529,396	$628,134
Other revenue	370	444	6,789	11,503	16,708	33,107	28,302	46,298	100,202
Total revenue	163,221	198,341	241,126	283,316	342,163	421,608	482,286	575,694	728,336

Expenses(1):
Community operating expenses (2)	153,206	185,295	212,496	263,785	288,152	347,816	405,100	480,061	581,502
Other operating expenses (2)	—	—	—	1,677	15,161	26,863	31,631	33,133	36,163
Pre-opening community expenses	27,663	25,034	29,525	49,102	73,232	83,751	97,530	103,318	115,554
Sales and marketing expenses	18,718	23,740	41,150	59,816	62,811	77,078	109,559	129,281	150,999
Growth and new market development expenses	17,220	19,518	26,853	46,128	58,679	115,412	118,510	184,672	138,117
General and administrative expenses	36,603	45,979	52,665	318,773	78,194	77,063	90,696	111,533	218,537
Depreciation and amortization	31,227	38,005	42,166	51,494	62,043	75,375	77,590	98,506	124,855
Total expenses	284,637	337,571	404,855	790,775	638,272	803,358	930,616	1,140,504	1,365,727
Loss from operations	(121,416)	(139,230)	(163,729)	(507,459)	(296,109)	(381,750)	(448,330)	(564,810)	(637,391)
Interest and other income (expense), net	634	105,563	(3,949)	(109,635)	19,433	(65,839)	(48,888)	(141,976)	378,152
Pre-tax loss	(120,782)	(33,667)	(167,678)	(617,094)	(276,676)	(447,589)	(497,218)	(706,786)	(259,239)
Income taxes benefit (provision)	6	—	—	5,721	2,192	(819)	(97)	(426)	(5,030)
Net loss	(120,776)	(33,667)	(167,678)	(611,373)	(274,484)	(448,408)	(497,315)	(707,212)	(264,269)
Net loss attributable to noncontrolling interests	—	8,608	7,840	33,052	43,022	51,740	104,346	117,519	86,447
Net loss attributable to WeWork Companies Inc.	$(120,776)	$(25,059)	$(159,838)	$(578,321)	$(231,462)	$(396,668)	$(392,969)	$(589,693)	$(177,822)

Key performance indicators and financial measures:
Locations (in ones) (3)	127	148	163	200	234	287	335	425	485
Memberships (in ones) (4)	101,000	128,000	154,000	186,000	219,000	268,000	319,000	401,000	466,000
Enterprise membership percentage (5)	20%	22%	25%	28%	28%	30%	34%	38%	41%
Contribution margin (6)	$43,051	$52,326	$65,175	$72,595	$95,128	$106,458	$121,358	$144,181	$169,479
Contribution margin percentage (6)	26.4%	26.4%	27.8%	26.7%	29.2%	27.4%	26.7%	27.2%	27.0%
Committed revenue backlog (in billions) (7)	N/R	N/R	N/R	$0.5	N/R	N/R	N/R	$2.6	$3.5
Run-rate revenue (in billions) (8)	$0.7	$0.8	$1.1	$1.1	$1.5	$1.8	$2.0	$2.4	$3.0

Other financial information:
Adjusted EBITDA(9)	$(28,808)	$(34,102)	$(45,051)	$(85,366)	$(106,526)	$(140,813)	$(168,192)	$(250,122)	$(220,274)

N/R = Not reported

(1)	The following table sets forth stock-based compensation expense and expense related to stock-based payments for services rendered by consultants included in the below line items:

	Three Months Ended
(Amounts in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Stock-based compensation expense:
Community operating expenses	$663	$675	$810	$16,570	$2,833	$3,587	$3,071	$13,302	$22,657
Other operating expenses	—	—	—	355	814	1,385	1,188	1,135	3,490
Sales and marketing expenses	372	378	454	3,040	1,670	1,756	1,542	1,375	9,821
Growth and new market development expenses	630	642	772	9,339	1,649	3,605	8,302	4,167	29,814
General and administrative expenses	3,904	4,465	4,165	248,128	5,002	5,544	3,909	3,564	79,407
Total	$5,569	$6,160	$6,201	$277,432	$11,968	$15,877	$18,012	$23,543	$145,189
Stock-based payments for services rendered by consultants:
General and administrative expenses	$584	$1,870	$2,309	$2,563	$2,971	$4,235	$4,710	$5,175	$4,769
Growth and new market development expenses	—	—	—	—	—	1,233	274	359	433
Total	$584	$1,870	$2,309	$2,563	$2,971	$5,468	$4,984	$5,534	$5,202

(2)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

(3)
“Locations” represents the number of unique, open WeWork buildings (or groups of buildings to the extent they are marketed as a single branded place) where there are workstations available for access by members. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Locations ” for additional information about this metric.

(4)
“Memberships” represents the cumulative number of WeWork memberships and on-demand memberships. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Memberships ” for additional information about this metric.

(5)
“Enterprise membership percentage” represents the percentage of our memberships attributable to organizations with 500 or more full-time employees. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Enterprise membership percentage ” for additional information about this metric.

(6)
See “ Non-GAAP financial measures ” for the definition of and additional information about these non-GAAP metrics. The following table reconciles our revenue to contribution margin for the periods presented:

	Three Months Ended
(Amounts in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Revenue	$163,221	$198,341	$241,126	$283,316	$342,163	$421,608	$482,286	$575,694	$728,336
Less: community operating expenses	(153,206)	(185,295)	(212,496)	(263,785)	(288,152)	(347,816)	(405,100)	(480,061)	(581,502)
Adjusted to exclude other revenue	(370)	(444)	(6,789)	(11,503)	(16,708)	(33,107)	(28,302)	(46,298)	(100,202)
Adjusted to exclude the following (as related to community operating expenses):
Adjustments for impact of straight-lining of rent	32,743	39,049	42,524	47,997	54,992	62,186	69,403	81,544	100,190
Stock-based compensation expense	663	675	810	16,570	2,833	3,587	3,071	13,302	22,657
Contribution margin	$43,051	$52,326	$65,175	$72,595	$95,128	$106,458	$121,358	$144,181	$169,479

(7)
“Committed revenue backlog” as of a given date represents total non-cancelable contractual commitments, net of discounts, remaining under agreements entered into as of such date, which we expect will be recognized as revenue subsequent to such date. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures —Committed revenue backlog” for additional information about this metric. We started reporting committed revenue backlog on a quarterly basis on March 31, 2019.

(8)
Run-rate revenue for a given period represents our revenue recognized in accordance with GAAP for the last month of such period multiplied by 12. See “ Management’s discussion and analysis of financial condition and results of operations — Key performance indicators and financial measures — Run-rate revenue ” for additional information about this metric. The calculation of run-rate revenue for March 31, 2019 excludes $39.5 million of revenue recognized during the month ended March 31, 2019 relating to reimbursement for services performed in connection with Creator Award events, as the events primarily occurred in prior periods and the reimbursement is considered non-recurring.

(9)
Adjusted EBITDA represents net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, adjustments for impact of straight-lining of rent, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants and income or expense relating to the change in fair value of contingent consideration payable in stock.

When used in conjunction with GAAP financial measures, we believe that adjusted EBITDA is a useful supplemental measure of operating performance because it facilitates comparisons of historical performance. Adjusted EBITDA is also a measure used internally by our management to evaluate quarterly performance, develop internal budgets and forecasts and make strategic decisions, including those related to operating expenses.
Our most significant community operating expense is rent expense. Under GAAP, rent expense is recognized on a straight-line basis over the life of the lease term. To better enable our management and board of directors to evaluate our performance and develop internal budgets and cash flow forecasts, we supplement our GAAP results by excluding from adjusted EBITDA the impact of straight-lining of rent. Our calculation of adjusted EBITDA excludes the adjustments for impact of straight-lining of rent for similar reasons as those discussed in relation to the treatment of these amounts in calculating contribution margin as further discussed in the section titled “ Non-GAAP financial measures —What are the components of GAAP rent expense and how do we treat them in our non-GAAP measures?”. As a result of our significant growth in recent periods, which has been marked by our entry into a number of new leases with free rent periods at the outset of the lease term, adjustments for impact of straight-lining of rent has generally increased our adjusted EBITDA by the amounts in the reconciliation below.
A reconciliation of net loss to adjusted EBITDA is set forth below:

	Three Months Ended
(Amounts in thousands)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Net loss	$(120,776)	$(33,667)	$(167,678)	$(611,373)	$(274,484)	$(448,408)	$(497,315)	$(707,212)	$(264,269)
Income tax (benefit) provision	(6)	—	—	(5,721)	(2,192)	819	97	426	5,030
Interest and other (income) expense	(634)	(105,563)	3,949	109,635	(19,433)	65,839	48,888	141,976	(378,152)
Depreciation and amortization	31,227	38,005	42,166	51,494	62,043	75,375	77,590	98,506	124,855
Adjustments for impact of straight-lining of rent	55,228	59,093	68,002	90,604	112,601	125,361	145,546	159,334	194,198
Stock-based compensation expense	5,569	6,160	6,201	277,432	11,968	15,877	18,012	23,543	145,189
Stock-based payments for services rendered by consultants	584	1,870	2,309	2,563	2,971	5,468	4,984	5,534	5,202
Change in fair value of contingent consideration payable in stock	—	—	—	—	—	18,856	34,006	27,771	(52,327)
Adjusted EBITDA	$(28,808)	$(34,102)	$(45,051)	$(85,366)	$(106,526)	$(140,813)	$(168,192)	$(250,122)	$(220,274)

Liquidity and capital resources
Our primary sources of liquidity are our cash and cash equivalents on hand and amounts available under the bank facilities. As of March 31, 2019 , we maintained a cash and cash equivalents balance of $2.5 billion , which includes $679.8 million held by our consolidated variable interest entities (“VIEs”) that will be used first to settle obligations of the VIE and also subject to the restrictions discussed below. In addition, as of March 31, 2019, our consolidated VIEs have $400 million in unfunded commitments from investors and we are scheduled to receive $200 million during each of 2019 and 2020, which will provide additional liquidity for our consolidated VIEs. For the three months ended March 31, 2019 , our primary source of cash was the $1.5 billion draw in January 2019 under the 2018 warrant (as defined under “—Convertible note and warrant agreements”). Proceeds have been used to fund our growth, operations and capital expenditures for design and build-out of our spaces. In addition, the $1.0 billion drawn in April 2019 under the 2018 warrant and the $1.5 billion available to draw in April 2020 under the 2019 warrant (as defined under “—Convertible note and warrant agreements”) are expected to provide additional future liquidity.
A summary of our current cash position and our primary committed sources of cash financings as of March 31, 2019 are as follows:

(1)	Represents $1.0 billion received in cash from SBWW Cayman in April 2019, drawn under the 2018 warrant.

(2)
Represents unfunded commitments of consolidated VIEs scheduled to be received, including $100 million to JapanCo scheduled to be received in each of July 2019 and July 2020 and $100 million to PacificCo scheduled to be received in each of October 2019 and October 2020.

(3)	Represents $1.5 billion commitment from SBWW available to be drawn in April 2020 under the 2019 warrant.
Our primary uses of cash relate to capital expenditures associated with the design and build-out of our spaces as well as rent expenses, tenancy costs, other community operating costs and general and administrative expenses. While also uses of cash, we view pre-opening community expenses, sales and marketing expenses, growth and new market development expenses and cash payments made for acquisitions as discretionary investments that will fuel our ability to continue to grow in the future. Although these amounts are important to our growth, we believe that they can be scaled back to the extent needed based on our future cash needs.

As of March 31, 2019 , our consolidated VIEs held the following, in each case after intercompany eliminations:

	March 31, 2019
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)
Cash and cash equivalents	$652,313	$27,510
Restricted cash	81,405	—
Total assets	2,051,102	948,008
Total liabilities	644,250	603,844
Total net assets (3)	1,406,852	344,164

(1)
The “Asia JVs” include ChinaCo, JapanCo and PacificCo. JapanCo and PacficCo are prohibited from declaring dividends without the approval of an affiliate of Softbank Group Capital Limited. As a result, any net assets of JapanCo and PacificCo would be considered restricted net assets to WeWork Companies Inc. In addition, certain subsidiaries of ChinaCo are incorporated in China and are subject to laws and regulations of the People’s Republic of China (“PRC”). As a result of local PRC laws and restrictions, assets held by ChinaCo may not be freely transferable to the United States. The net assets of the Asia JVs include preferred stock issued to affiliates of SoftBank and other investors that includes a liquidation preference and is redeemable upon the occurrence of an event that is not solely within our control. Excluding the redeemable preferred stock, the total net assets of the Asia JVs is negative.

(2)	The “Other VIEs” include all other consolidated VIEs other than the Asia JVs discussed separately in (1) and include the 424 Fifth Venture, ARK, the Creator Fund and WeWork Waller Creek.

(3)	Total net assets represents total assets less total liabilities after the total assets and total liabilities have both been reduced to remove amounts that are eliminated in consolidation.
Assets of our consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs’ owners, including us, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to our Asia JVs discussed in note (1) to the table above, third-party approval for the distribution of available net assets is not required for any of our consolidated VIEs.
Creditors of our consolidated VIEs do not have recourse against the general credit of the Company except with respect to certain performance and other guarantees of the 424 Fifth Venture loans (as described in more detail in Note 14 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus) and certain lease guarantees we have provided to landlords of our consolidated VIEs, which guarantees totaled $36.7 million as of March 31, 2019.
We also have investments in several unconsolidated entities (as described in more detail in Note 10 to our unaudited interim condensed consolidated financial statements as of March 31, 2019 included elsewhere in this prospectus) with various partners whom we consider to be financially stable and who have the ability to fund committed capital calls when needed. Some of these unconsolidated entities are also financed with non-recourse debt. We believe that investment level cash flows along with unfunded commitments will be sufficient to fund the capital needs of these unconsolidated entities over the next twelve months.
We believe our existing cash and cash equivalents, together with cash provided by operating activities and unfunded contractual commitments that we expect will be funded, will be sufficient to meet our operating working capital and capital expenditure requirements over the next twelve months. We do not expect distributions from our consolidated VIEs or unconsolidated investments to be a significant source of liquidity and our assessment of our ability to meet our operating working capital and capital expenditure requirements over the next twelve months does not assume that we will receive distributions from those entities. Our future financing requirements and the future financing requirements of our consolidated VIEs will depend on many factors, including the number of new locations to be opened, our net member retention rate, the timing and extent of spending to support the development of our platform, the expansion of our sales and marketing activities and potential investments in, or acquisitions of, businesses or technologies. Additional funds to support discretionary growth activities may not be available on favorable terms or at all.
Convertible note and warrant agreements
In July 2018, we entered into an agreement for the issuance of a convertible note with SoftBank Group Corp. for a commitment in an aggregate amount of $1.0 billion (as amended in January 2019, the “2018 convertible note”). On August 31, 2018, we drew down on the full $1.0 billion commitment.
On November 1, 2018, we entered into a warrant agreement with SB WW Holdings (Cayman) Limited (“SBWW Cayman”) pursuant to which we agreed to issue to SBWW Cayman shares of our capital stock (as amended in January 2019, the “2018 warrant”). Under the terms of the 2018 warrant, SBWW Cayman made a payment of $1.5 billion on January 15, 2019 and a payment of $1.0 billion on April 15, 2019.
Upon the completion of this offering, the 2018 convertible note will automatically convert into and the 2018 warrant will automatically be exercised for shares of Class A common stock at a fixed per share price of $110 (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar recapitalization event upon the completion of this offering).
In January 2019, we entered into an additional warrant agreement with SoftBank Group Corp. pursuant to which we agreed to issue shares of our capital stock (the “2019 warrant”). Under the terms of the 2019 warrant, SBWW Cayman will make a payment of $1.5 billion on April 3, 2020. The right of SBWW Cayman to receive shares of our capital stock will be automatically exercised on April 3, 2020 at a per-share price of $110 (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar recapitalization event from January 7, 2019 through April 3, 2020).
The 2018 convertible note and the 2019 warrant were reissued on March 7, 2019 in connection with the assignment of the 2018 convertible note and the 2019 warrant, respectively, from SoftBank Group Corp. to SBWW Cayman.
Senior notes
On April 30, 2018, we issued $702 million in aggregate principal amount of unsecured 7.875% senior notes due 2025 (the “senior notes”) in a private offering under the Securities Act. The senior notes mature on May 1, 2025. We received gross proceeds of  $702 million  from the issuance of the senior notes. We also incurred debt issuance costs of $17.4 million , which costs are deferred and amortized to interest expense over the term of the senior notes using the effective interest method.
The indenture that governs the senior notes restricts us from incurring indebtedness or liens or making certain investments or distributions, subject to a number of exceptions. Certain of these exceptions included in the indenture that governs our senior notes are subject to us having minimum growth-adjusted EBITDA (as defined in the indenture that governs our senior notes) for the most recent four consecutive fiscal quarters. For incurrences in fiscal years ending December 31, 2019, 2020, 2021 and 2022-2025, the minimum growth-adjusted EBITDA required for the immediately preceding four consecutive fiscal quarters is $200 million, $500 million, $1,000 million and $2,000 million, respectively. As of March 31, 2019, we satisfied the minimum growth-adjusted EBITDA requirements for these incurrence-based covenant calculations under the indenture that governs the senior notes.
Bank facilities
In November 2015, we amended and restated our credit agreement (as defined under “Description of indebtedness—Bank facilities”) to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial covenants. At various times between 2016 and 2019, we executed amendments to the credit agreement which amended certain of the financial and other covenants. In

November 2017 and as amended in August 2018 and January 2019, we entered into a letter of credit reimbursement agreement (as defined under “Description of indebtedness—Bank facilities) that provides for an additional $500.0 million in availability of standby letters of credit. The revolving loans and letters of credit under the credit agreement and letter of credit reimbursement agreement will terminate in November 2020.
Any amounts borrowed under the credit agreement and reimbursement obligations under the letter of credit reimbursement agreement are guaranteed by certain of our domestic wholly-owned subsidiaries. Our obligations and the obligations of the guarantors under the credit agreement and letter of credit reimbursement agreement are secured on a pari passu basis (except with respect to certain cash collateral) by first-priority liens on substantially all of our assets, including the pledge of our equity interests in each of our and the guarantors’ direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantees and security requirements under each of these facilities are subject to certain customary exceptions and exclusions.
As of March 31, 2019 , $925.7 million of stand‑by letters of credit, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s wholly owned subsidiaries, were outstanding under a combination of the credit agreement and the letter of credit reimbursement agreement. We were in compliance with all of the covenants contained in the credit agreement and the letter of credit reimbursement agreement as of March 31, 2019 . As of March 31, 2019 , we would not have been able to borrow under our credit agreement and keep those amounts outstanding or have unreimbursed draws on letters of credit under either the credit agreement or the letter of credit reimbursement agreement past the end of a fiscal quarter due to the financial covenants contained in those agreements (other than certain foreign subsidiary borrowings up to $50.0 million).
Other letter of credit arrangements
In addition, we have also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by certain of our consolidated VIEs. There was $64.5 million of stand‑by letters of credit outstanding under these other arrangements at March 31, 2019 .
Noncontrolling interests
During 2019, we invested $50 million for a 17.4% interest in a consolidated joint venture that simultaneously closed on the acquisition of an $852.8 million real estate investment located in New York City (the “424 Fifth Venture”) which includes $2.8 million of capitalized transaction costs. The 424 Fifth Venture was initially capitalized with a $50 million investment from us, $237.5 million of equity from other investors and a debt facility of up to $900 million, of which $617.4 million , was drawn as of March 31, 2019. The 424 Fifth Venture loans are secured only by the assets and equity of the 424 Fifth Venture, and are non-recourse to us, subject to certain customary performance guarantees standard for real estate and construction financing.
During 2019, we formed ARK, an affiliate that serves as our new global real estate acquisition and management platform. We secured from a third-party investor $500 million in capital commitments to ARK and an additional $500 million in capital commitments to related future real estate ventures we expect to form within the next two years. During the three months ended March 31, 2019, we received $3.9 million from the third-party investor. As of March 31, 2019, we have committed $12.5 million in capital to ARK, which amount may increase in proportion to additional third-party capital commitments secured up to a maximum aggregate amount of $25.0 million.
During 2018, ChinaCo issued stock as part of the consideration for the acquisition of naked Hub and raised an additional $500.0 million of funds through the sale of Series B Preferred Stock. We also received $44.7 million and $6.0 million in capital contributions from the issuance of an equity interest in the Creator Fund during the year ended December 31, 2018 and the three months ended March 31, 2019, respectively, and received $3.2 million from the issuance of an equity interest in WeWork Waller Creek during the year ended December 31, 2018.
During 2017, we received a total of $900.0 million in cash and an additional $600.0 million in commitments to be funded over a three-year period in exchange for a noncontrolling interest in ChinaCo, JapanCo and PacificCo. During 2018, we received $200.0 million of the $600.0 million in commitments, and an additional $200.0 million is scheduled to be received during each of 2019 and 2020.
Lease obligations
In evaluating our lease obligations, the future minimum rental payments under operating and capital leases signed as of March 31, 2019 , including escalation clauses but excluding contingent rent, were $37.7 billion. A majority of our leases are held by individual special purpose subsidiaries. As of March 31, 2019 , we provided credit support in respect of leases in the form of corporate guarantees of $4.2 billion , outstanding standby letters of credit of $990.2 million , cash security deposits to landlords in the amount of $216.5 million , and surety bonds issued of $149.8 million, although we may be obligated to make all required rental payments. In addition, individual property lease security obligations on any given lease typically decrease over the life of the lease, although we continually enter into new leases in the ordinary course of our business.
Capital expenditures and tenant improvement allowances
Capital expenditures are primarily for the design and build-out of our spaces. Our leases often contain provisions regarding tenant improvement allowances, which are reimbursements paid by landlords for a portion of the costs we incur in designing and developing our workspaces. Tenant improvement allowances are reflected in the consolidated financial statements when predetermined milestones are met and we can request reimbursement under the terms of the relevant lease.
We have also incurred certain capital expenditures that are expected to be reimbursed by the landlords as tenant improvement allowances but for which the applicable milestones have not yet been achieved as of the end of a given reporting period. In those instances, the landlords have not been billed, and the tenant improvement allowances have not been reflected in the consolidated financial statements, for the applicable period presented.
We monitor gross and net capital expenditures, which are primarily associated with our leasehold improvements, in evaluating our liquidity. We define net capital expenditures as the gross purchases of property and equipment, as reported in “cash flows from investing activities” in the consolidated statements of cash flows, less cash collected from landlords for tenant improvement allowances. While cash received for tenant improvement allowances is reported as “operating cash flows” in the consolidated statements of cash flows, we consider cash received for tenant improvement allowances to be a reduction against our gross capital expenditures in the calculation of net capital expenditures.
As the payments received from landlords for tenant improvement allowances are generally received after certain project milestones are completed, payments received from landlords presented in the table below are not directly related to the cash outflows reported for the capital expenditures reported.

The table below shows our gross and net capital expenditures for the periods presented:

(Amounts in thousands)	Year Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
Gross capital expenditures	$(776,074)	$(1,023,953)	$(2,055,020)	$267,539	$598,998
Cash collected for tenant improvement allowances	325,294	452,090	673,415	(137,045)	(196,749)
Net capital expenditures	$(450,780)	$(571,863)	$(1,381,605)	$130,494	$402,249

In the ordinary course of our business, we enter into certain agreements to purchase construction and related contracting services related to the build-outs of our locations that are enforceable and legally binding and that specify all significant terms and the approximate timing of the purchase transaction. Our purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with our construction schedule. As of March 31, 2019 , we have issued approximately $600.9 million in such outstanding construction commitments.
As of March 31, 2019 , we also had a total of $251.5 million in lease incentive receivables recorded on our consolidated balance sheet that are expected to be collected within the next twelve months and will serve as an additional source of capital to fund our outstanding commitments. If lease incentives receivables from landlords are determined to be uncollectable, we may offset such receivables with our related rental obligations on those impacted leases. Our ability to negotiate future lease terms that include significant tenant improvement allowance may be impacted by our international expansion into markets where such allowances may be less common. Future decisions to enter into long-term revenue-sharing agreements with building owners, rather than more standard fixed lease arrangements, may also impact future cash inflows relating to tenant improvement allowances and cash outflows relating to capital expenditures.
Summary of cash flows
A summary of our cash flows from operating, investing and financing activities for the three months ended March 31, 2018 and 2019 is presented in the following table:

	Three Months Ended March 31,		Change
(Amounts in thousands, except percentages)	2018	2019	$	%
Cash provided by (used in):
Operating activities	$(10,664)	$(44,796)	$(34,132)	320%
Investing activities (1)	(292,868)	(1,528,255)	(1,235,387)	422%
Financing activities (1)	30,240	2,389,649	2,359,409	N/M
Effects of exchange rate changes	9,683	6,847	(2,836)	(29)%
Net increase (decrease) in cash, cash equivalents and restricted cash	(263,609)	823,445	1,087,054	(412)%
Cash, cash equivalents, and restricted cash—Beginning of period	2,171,119	2,163,942	(7,177)	—%
Cash, cash equivalents, and restricted cash—End of period	$1,907,510	$2,987,387	$1,079,877	57%

N/M = Not meaningful

(1)
Investing activities and financing activities during the three months ended March 31, 2019 included $861.0 million in cash outflows and $880.1 million in cash inflows, respectively, relating to the acquisition, development and related financing of the real estate acquired by our consolidated 424 Fifth Venture.

Operating cash flows
Net cash provided by (used in) operating activities consists primarily of the revenue we generate from our members and the tenant improvement allowances we receive offset by rent, tenancy and other operating costs. In addition, uses of cash from operating activities consist of employee compensation and benefits, professional fees, advertising, office supplies, warehousing, utilities, cleaning, consumables, and repairs and maintenance related payments as well as member referral fees, payments we make and reimbursements for our strategic events including the WeWork Creator Awards program and various other costs of running our business.
The $34.1 million increase in net cash used in operating activities in the three months ended March 31, 2019 relative to the three months ended March 31, 2018 was primarily attributable to net cash used for investments in the expansion of our business.
Included in our cash flow from operating activities, after elimination of intercompany cash flows, was $31.7 million of cash used in operating activities of consolidated VIEs for the three months ended March 31, 2019 , compared to $16.2 million of cash used in operating activities for the three months ended March 31, 2018 . This increase in cash used in operations also generally related to the expansion of our business.
Investing cash flows
Cash used in investing activities increased by $1.2 billion to $1.5 billion for the three months ended March 31, 2019. Net cash used in investing activities is primarily used to support the growth of our platform, including funding additional purchases of property and equipment, primarily relating to leasehold improvements at our leased locations, which increased by $331.5 million , and an $21.6 million increase in the funding of security deposits with landlords for new locations.
Our cash used in investing activities also includes a $6.6 million increase in cash used for strategic investments (net of proceeds from sales and redemptions) and an increase of $861.1 million in cash used for acquisitions, primarily due to the acquisition of a real estate building by the consolidated 424 Fifth Venture in the three months ended March 31, 2019. The remaining $14.6 million increase in net cash used in investing activities includes an increase in cash outflows of $9.0 million relating to the sale of software licenses during 2018 that did not occur in 2019, an increase in cash outflows of $3.2 million relating to capitalized software, and an increase in cash outflows of $2.4 million in net cash used to fund loans to employees and related parties.
Financing cash flows
Cash provided by financing activities increased $2.4 billion to $2.4 billion for the three months ended March 31, 2019. This increase was primarily attributable to $1.5 billion in proceeds from the draw down on the 2018 warrant, $625.2 million in proceeds primarily from the 424 Fifth Venture loans, proceeds from the issuance of noncontrolling interests of $247.4 million associated with the consolidated 424 Fifth Venture, ARK and the Creator Fund and the remaining $11.2 million net increase relates to changes in various other financing activities.

Comparison of the year ended December 31, 2017 and the year ended December 31, 2018
A summary of our cash flows from operating, investing and financing activities for the years ended December 31, 2017 and 2018 is presented in the following table:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2017(1)	2018	$	%
Cash provided by (used in):
Operating activities	$243,992	$(176,729)	$(420,721)	(172)%
Investing activities	(1,376,767)	(2,475,798)	(1,099,031)	80%
Financing activities	2,724,315	2,658,469	(65,846)	(2)%
Effects of exchange rate changes	(763)	(13,119)	(12,356)	N/M
Net increase (decrease) in cash, cash equivalents, and restricted cash	1,590,777	(7,177)	(1,597,954)	(100)%
Cash, cash equivalents, and restricted cash—Beginning of period	580,342	2,171,119	1,590,777	274%
Cash, cash equivalents, and restricted cash—End of period	$2,171,119	$2,163,942	$(7,177)	—%

N/M = Not meaningful

(1)
We retrospectively adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash in connection with the preparation of our annual financial statements for the year ended December 31, 2018. See Note 2 to our audited annual consolidated financial statements included elsewhere in this prospectus for the impact that the adoption had on our statements of cash flows.

Operating cash flows
The $420.7 million increase in net cash used in operating activities from the year ended December 31, 2017 to the year ended December 31, 2018 was primarily attributable to net cash used for investments in the expansion of our business.
Included in our cash flow from operating activities, after elimination of intercompany cash flows, was $120.9 million of cash used in operating activities of consolidated VIEs for the year ended December 31, 2018 , compared to $34.2 million for the year ended December 31, 2017. This increase in cash used in operations also generally related to the expansion of our business.
Investing cash flows
Cash used in investing activities increased by $1.1 billion to $2.5 billion for the year ended December 31, 2018 from $1.4 billion for the year ended December 31, 2017 . Net cash used in investing activities is primarily used to support the growth of our platform, including funding additional purchases of property and equipment, and this increase in the year ended December 31, 2018 primarily related to leasehold improvements at our leased locations, which increased by $1.0 billion , and the funding of security deposits with landlords for new locations which increased by $28.3 million .
Our cash used in investing activities for the year ended December 31, 2018 also includes an increase in cash used for strategic investments (net of sales and redemptions) of $75.7 million, which was offset by a decrease of $39.3 million in cash used for acquisitions in 2018 as compared to the year ended December 31, 2017. The remaining $2.7 million increase in net cash used in investing activities includes an increase of $11.7 million in cash used for loans to employees and related parties partially offset by an increase in cash inflows of $9.0 million relating to the sale of software licenses.
Financing cash flows
Cash provided by financing activities decreased by $65.8 million to $2.7 billion for the year ended December 31, 2018 . This decrease was primarily attributable to a decrease in proceeds from the issuance of noncontrolling interests of $152.1 million , a decrease of $53.6 million driven by the receipt of a loan during 2017 compared to the repayment of that loan during 2018, partially offset by an increase in net proceeds from the issuance of debt and equity in the amount of $51.4 million and a $110.0 million increase in cash received for members’ service retainers during the year ended December 31, 2018 . The remaining $21.5 million net decrease in cash provided by financing activities relates to changes in various other financing activities.
Comparison of the year ended December 31, 2016 and the year ended December 31, 2017
A summary of our cash flows from operating, investing and financing activities for the years ended December 31, 2016 and December 31, 2017 is presented in the following table:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2016(1)	2017(1)	$	%
Cash provided by (used in):
Operating activities	$176,905	$243,992	$67,087	38%
Investing activities	(818,525)	(1,376,767)	(558,242)	68%
Financing activities	727,908	2,724,315	1,996,407	274%
Effects of exchange rate changes	(2,261)	(763)	1,498	(66)%
Net increase (decrease) in cash, cash equivalents, and restricted cash	84,027	1,590,777	1,506,750	N/M
Cash, cash equivalents, and restricted cash—Beginning of period	496,315	580,342	84,027	17%
Cash, cash equivalents, and restricted cash—End of period	$580,342	$2,171,119	$1,590,777	274%

N/M = Not meaningful

(1)
We retrospectively adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash in connection with the preparation of our annual financial statements for the year ended December 31, 2018. See Note 2 to our audited annual consolidated financial statements included elsewhere in this prospectus for the impact that the adoption had on our statements of cash flows.

Operating cash flows
Cash provided by operating activities increased $67.1 million to $244.0 million for the year ended December 31, 2017 from $176.9 million for the year ended December 31, 2016. This increase was primarily attributable to an increase in cash received from tenant improvement allowances of $126.8 million. The increase in cash received from tenant improvement allowances was partially offset by an increase in net cash used in all other operating activities of $59.7 million relating primarily to net cash used for investments in the expansion of our businesses and the timing of payments.
Investing cash flows
Cash used in investing activities increased $558.2 million to $1.4 billion for the year ended December 31, 2017 from $818.5 million for the year ended December 31, 2016 . Net cash used in investing activities is primarily to support the growth of our platform, including funding additional purchases of property and equipment, primarily relating to leasehold improvements at our leased locations, which increased by a total of $247.9 million , and the funding of deposits with landlords for new locations, which increased by $57.5 million .
Our growth strategy also includes cash used in making strategic investments (net of redemptions) and acquisitions, which increased in total by $266.8 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, including approximately $141.0 million for our 2017 acquisition of Meetup. Other changes in cash used in investing activities included an increase in cash used for capitalized software investments of $6.1 million, which was more than offset by a $20.1 million decrease in cash used in making loans to employees and related parties in 2017.

Financing cash flows
Cash provided by financing activities increased $2.0 billion to $2.7 billion for the year ended December 31, 2017 from $727.9 million for the year ended December 31, 2016. This increase was primarily attributable to net proceeds of $900.0 million received from the issuance of noncontrolling interests in certain consolidated subsidiaries during the year ended December 31, 2017, an increase of $1.0 billion in net proceeds received from the sale of preferred stock, and an increase in cash provided by receipt of members’ security deposits in the amount of $47.2 million. The increase in cash provided by financing activities was also driven by loans payable to related parties totaling $26.1 million, which we received in 2017 from a real estate investment fund in which the Company is a 50% owner of the entity that is the general partner of the fund, and a $7.7 million increase in proceeds from the exercise of stock options and warrants. These amounts were partially offset by an increase in payments for debt issuance costs and principal payments for property and equipment acquired under capital leases which increased by $2.3 million and $0.2 million, respectively.
Contractual obligations
The following table sets forth certain contractual obligations as of March 31, 2019 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

(Amounts in thousands)	Remainder of 2019	2020	2021	2022	2023	2024 and beyond	Total
Non-cancelable operating lease commitments (1)	$1,148,723	$2,097,682	$2,369,593	$2,494,023	$2,563,826	$26,971,062	$37,644,909
Capital lease commitments, including interest	4,250	5,673	5,772	5,901	6,033	44,977	72,606
Construction commitments (2)	503,743	94,551	897	326	324	1,054	600,895
Asset retirement obligations (3)	400	485	324	1,940	1,125	97,165	101,439
Long-term debt obligations, including interest(4)	70,981	77,430	93,795	791,202	61,372	831,641	1,926,421
Convertible related party liabilities(5)	2,087,773	—	—	—	—	—	2,087,773
Total	$3,815,870	$2,275,821	$2,470,381	$3,293,392	$2,632,680	$27,945,899	$42,434,043

(1)
Future minimum rental payments under operating leases, inclusive of escalation clauses and exclusive of contingent rent payments, that have initial or remaining lease terms in excess of one year as of March 31, 2019 .

(2)
In the ordinary course of our business, we enter into certain agreements to purchase construction and related contracting services related to the build-outs of our locations that are enforceable, legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. Our purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with our construction schedule.

(3)
Certain lease agreements contain provisions that require us to remove leasehold improvements at the end of the lease term. When such an obligation exists, we record an asset retirement obligation at the inception of the lease at its estimated fair value. These obligations are recorded as liabilities on our unaudited interim condensed consolidated balance sheet as of March 31, 2019 .

(4)	Primarily represents principal and interest payments on senior notes, other loans, and 424 Fifth Venture.

(5)
Primarily represents principal on the 2018 convertible note and 2018 warrant. These obligations are recorded as liabilities on our unaudited interim condensed consolidated balance sheet as of March 31, 2019 . The 2018 warrant is classified as a liability in accordance with ASC 480, as it includes a potential cash settlement obligation to repurchase shares that is outside of our control. We cannot make a determination of whether these obligations will be settled in capital stock or cash, and the timing of a potential conversion of the 2018 convertible note is variable. See Note 13 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional details.

Off-balance sheet arrangements
Except for operating leases entered into in the normal course of business, certain letters of credit and surety bonds entered into as security under the terms of several of our leases, our unconsolidated investments, and the unrecorded construction and other commitments set forth above, we did not have any off-balance sheet arrangements as of March 31, 2019 . Our unconsolidated investments are discussed in Note 10 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
Quantitative and qualitative disclosures about market risks
Interest rate risk
We have market risk exposure arising from changes in interest rates on the revolving loans under the credit agreement, which bears interest at rates that are benchmarked against the Federal Funds Rate, Prime and LIBOR. However as of March 31, 2019 , there were no loans outstanding under the credit agreement and the payments due on the $925.7 million of outstanding stand‑by letters of credit and the unused portion represent a fixed 1.5% of the amount outstanding and 0.375% of the unused amount. These letters of credit were secured by restricted cash of $406.6 million at March 31, 2019 . There were no other borrowings outstanding under the credit agreement as of March 31, 2019 . We also have market risk exposure arising from changes in interest rates on the 424 Fifth Venture loans, totaling $617.4 million as of March 31, 2019, which bear interest rates benchmarked against LIBOR. The 424 Fifth Venture loan agreements include a LIBOR floor of 2.513% and a LIBOR cap of 4%. The LIBOR interest rate cap expires on February 8, 2021.
Foreign currency risk
The U.S. dollar is the functional currency of our consolidated and unconsolidated entities operating in the United States. For our consolidated and unconsolidated entities operating outside of the United States, we generally assign the relevant local currency as the functional currency, as the local currency is generally the principal currency of the economic environment in which the foreign entity primarily generates and expends cash. Our international operating companies typically earn revenue and incur expenses in local currencies that are consistent with the functional currency of the relevant entity, and therefore they are not subject to significant foreign currency risk in their daily operations. However, as exchange rates may fluctuate between periods, revenue and operating expenses, when converted into U.S. dollars, may also fluctuate between periods. For the three months ended March 31, 2019, we earned approximately 45% of our revenues from subsidiaries whose functional currency is not the U.S. dollar. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations are primarily impacted by fluctuations in the U.S. dollar-Euro, U.S. dollar-British Pound and U.S. dollar-Chinese Yuan exchange rate.
We hold cash and cash equivalents in foreign currencies to have funds available for use by our international operations. In addition, monetary intercompany transactions that are not of a long-term investment nature may be denominated in currencies other than the U.S. Dollar and/or in a different currency than the respective entity’s functional currency. As a result, we are subject to foreign currency risk and changes in foreign currency exchange rates can impact the foreign currency gain (loss) recorded in our consolidated statements of operations relating to these monetary intercompany transactions. As of March 31, 2019, we had a balance of $194.4 million in cash and cash equivalents, $3.3 billion in various other monetary assets and $2.1 billion in various other monetary liabilities that were subject to foreign currency risk. A 10% change in the relevant exchange rates would result in a total net change of $139.3 million in foreign currency gain or loss on these transactions.

Inflation risk
Inflationary factors such as increases in the cost of raw materials and overhead costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through higher membership fees or price increases for services. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical accounting estimates, significant accounting policies and new accounting standards not yet adopted
Our preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting policy estimate to be critical if: (1) we must make assumptions that were uncertain when the estimate was made; and (2) changes in the estimate or selection of a different estimate methodology could have a material effect on our consolidated results of operations or financial condition. While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when the estimate or assumption was made. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.
The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our audited annual consolidated financial statements are described below. See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for additional information related to critical accounting estimates and significant accounting policies, including details of recent accounting pronouncements that were adopted and not yet adopted as of March 31, 2019.
Business combinations
We determine the fair value of assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
The fair value measurements of contingent consideration liabilities established in connection with business combinations are determined as of the acquisition date and typically based on significant unobservable inputs, including the discount rate and estimated probabilities and timing of achieving specified milestones. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs. Significant judgment is employed in determining the appropriateness of these inputs. Changes to the inputs described above could have a material impact on our financial position and results of operations in any given period.

Consolidation and variable interest entities
We are required to consolidate entities deemed to be VIEs in which we are the primary beneficiary. We are considered to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.
Asset retirement obligations
Certain lease agreements contain provisions that require us to remove leasehold improvements at the end of the lease term. When such an obligation exists, we record an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful lives. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.
Revenue recognition
We recognize revenue under the five-step model required under ASC 606, which requires us to identify the relevant contract with the member, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified and recognize revenue when (or as) each performance obligation is satisfied.
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our members to make required payments. If the financial condition of a specific member were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.
Stock-based compensation
Stock-based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award. The expense is recognized on a straight-line basis over the requisite service period for awards that vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided. Unvested stock-based awards provided to non-employees are remeasured each reporting period. We expect to continue to grant stock-based awards in the future, and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely continue to represent a significant expense.
We estimate the fair value of stock option awards granted using the Black-Scholes-Merton option pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of our stock on the date of grant. The expected option term for options granted is calculated using the “simplified method.” This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. We use the historical volatilities of similar entities due to the lack of sufficient historical data for our common stock price. Dividend yields are based on our history and expected future actions. The risk-free interest rate is based on the yield curve of a zero coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options have an exercise price equal to or greater than the fair market value of our common stock on the date of grant.

Because we are privately held and there is no public market for our stock, the fair value of our equity is approved by our Board of Directors or the Compensation Committee thereof at the time stock-based awards are granted. In estimating the fair value of stock, we use the assistance of a third-party valuation specialist and consider factors we believe are material to the valuation process, including but not limited to, the price at which recent equity was issued by us or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, time frame for a potential public offering and estimates of weighted average cost of capital. We believe the combination of these factors provides an appropriate estimate of our expected fair value and reflects the best estimate of the fair value of our common stock at each grant date.
We have elected to recognize forfeitures of stock-based awards as they occur. Recognition of any compensation expense relating to stock grants that vest contingent on the completion of this offering will be deferred until the completion of this offering.
JOBS Act
We will be treated as an “emerging growth company” pursuant to the JOBS Act for certain purposes until the earlier of the date we complete this offering and December 31, 2019. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These exemptions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	reduced disclosure about executive compensation arrangements and no requirement to include a compensation discussion and analysis; and

•
accounting standards transition period accommodation that allows for the deferral of compliance with new or revised financial accounting standards until a company that is not an issuer is required to comply with such standards.

We have availed ourselves in this prospectus of the reduced reporting requirements described above, and we have and will take advantage of the extended transition period for complying with new or revised accounting standards. As a result, the information that we are providing to you and may provide to you in the future may be less comprehensive than what you might receive from other public companies.
When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Business
Our story
We are a mission-driven company committed to making a positive impact on the world. Our global platform provides members with flexible access to beautiful spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure. Together, we believe our mission and platform are transforming how people work, live and grow.
In early 2010, we opened our doors to our first member community at 154 Grand Street in New York City. In the beginning, our members consisted mostly of freelancers, start-ups and small businesses. Over the past nine years, we have scaled our business while staying true to our vision of a world where people work to make a life, not just a living. Today, we are a global platform that integrates space, community, services and technology in over 485 locations in 105 cities across 28 countries, and our 466,000 memberships include global enterprises across multiple industries, including 37% of the Global Fortune 500. We strive to provide our members around the world with a better day at work for less.

We have proven that the principles of community, flexibility and cost efficiency can be applied to serve the workplace needs of everyone, from global citizens to global enterprises. We pioneered a “space-as-a-service” membership model that offers the benefits of a collaborative culture, the flexibility to scale up and scale down workspace as needed and the power of a worldwide community, all for a lower cost. Through iterative product development at scale and significant investment in technology infrastructure, we have proven that we can build better solutions for less money. We are changing the way people work globally, and in the process, we have disrupted the largest asset class in the world - real estate.
We start by looking at space differently: as a place to bring people together, build community and enhance productivity. Philosophically, we believe in bringing comfort and happiness to the workplace. Our goal is for our members to feel that their surroundings are beautiful but simple, elevated but approachable, global but with local touches, all delivered at a high quality but without the expense. We employ over 500 designers and architects who work relentlessly in service to our members. Next, we add a team of trained community managers to bring human connection to our spaces. Our community team of over 2,500 employees is the heart and soul of our spaces - they foster collaboration and holistically support our members both personally and professionally. Lastly, with a persistent dedication to improving the member experience, we add services and amenities to our platform, either by building them ourselves, acquiring them or entering into partnerships.
The entire member experience is powered by technology designed to enable our members to manage their own space, make connections among each other and access services, all with the goal of driving our members’ productivity, happiness and success.

Technology is at the foundation of our global platform. Our purpose-built technology and operational expertise has allowed us to scale faster, while improving the quality of our solutions and decreasing the cost to find, build, fill and run our spaces. We have over 1,000 engineers, product designers and machine learning scientists that are dedicated to building, integrating and automating the complex systems we use to operate our business. As a result, we are able to deliver a premium experience to our members at a lower price relative to traditional alternatives.
We have grown significantly since our inception. Our membership base has grown by over 100% every year since 2014. It took us more than seven years to achieve $1 billion of run-rate revenue, but only one additional year to reach $2 billion of run-rate revenue and just six months to reach $3 billion of run-rate revenue.
The more locations we strategically cluster in a given city, the larger and more dynamic our community becomes. This clustering effect leads to greater brand awareness for our offerings and allows us to realize economies of scale, which, in turn, drives stronger monetization of our global platform. We employ a deliberate city expansion strategy within existing and new markets to drive global scale. We believe that operating efficiencies and the benefits of scale have allowed us to capture a multiplying demand for our space-as-a-service offering.

As we expand, we continue to add new members at a strong pace while also strengthening our relationships with existing members. Of the new memberships added in 2018, 35% were attributable to organizations that were already members at the end of 2017. Across our member community we have high retention rates and expanding relationships, reflecting high member satisfaction with our platform.

(1)
Measures the net impact of member organizations who joined from January 1, 2016 to March 1, 2018 who increased, reduced or canceled WeWork memberships throughout the period from March 1, 2018 to March 1, 2019, but excludes WeWork memberships attributable to IndiaCo locations.

Large enterprises are increasingly seeing the value proposition of our global platform. With our space-as-a-service model, we can provide a headquarters in London, a satellite office in Beijing, Berlin or Buenos Aires, or a group of on-demand workstations across San Francisco. We believe that through our variety of space solutions, we can meet an enterprise’s distinct needs on a flexible and cost-effective basis with availability around the world. We help amplify or reset an enterprise’s culture, sparking innovation, enhancing productivity and helping the organization attract and retain talent. As of March 31, 2019, 41% of our memberships were with organizations having more than 500 employees (which we refer to as enterprise members), more than double the 20% as of two years prior. Enterprise is our fastest growing membership type.

We monetize our platform through a variety of means, including by selling memberships, providing ancillary value-added services to our members and extending our global platform beyond work. Today, we are signing more multi-year membership agreements for multiple solutions across our global platform. This creates a backlog of committed revenue, which we expect will drive increasing recurring revenues and cash flows as well as increase our revenue visibility. We had committed revenue backlog of $3.5 billion as of March 31, 2019, seven times the $0.5 billion as of December 31, 2017.

We operate our business so that locations are accretive to our financial performance. After an initial investment, each additional location not only adds members to our platform and revenue to our income statement, but also becomes profitable once it reaches a break-even point. As we move through the different lifecycle phases of each location, the cash flows shift from outgoing during the find and build phases, which is an investment to scale our global platform, to incoming during the fill and run phases, which represents monetization of our platform. See “Management’s discussion and analysis of financial condition and results of operations-Our business model” for a detailed discussion of our unit economics.
As we build and open more locations across existing markets, expand to new markets and scale our suite of services, we increase the value of our offerings to our members and create additional capacity for incremental monetization of our platform. Given our strong economics, we intend to continue deploying capital to grow and rapidly open new locations.
As of today, we estimate that our penetration in our target markets globally is less than 0.3%. We plan to build aggressively, relying on the investment, experience, expertise, brand and scale that we have developed to date. We will leverage our leadership position to capture the global opportunity by growing in existing and new markets and expanding the scope of our solutions and services.
We continue to learn from our data and experiences to innovate on what drives our member success and execute using our purpose-built technology and mission-driven team. We believe that we have laid the foundation to capitalize on our significant market opportunity by continuing to reinvent the future of work.
We are just getting started.

Our opportunity
We are reinventing the way people work and transforming the way individuals and organizations relate to the workplace. When we started, it was obvious to us that the solutions available in the market were not meeting the needs of the modern workforce and did not offer the community, flexibility and global mobility that individuals and organizations needed to grow and succeed. Rather than a static solution locked to a long-term lease, we imagined the future of work: dynamic, well-designed workspaces for less, a suite of value-added services, all powered by data, analytics and deeply integrated technology capabilities that helped our members unlock creativity and productivity.
Trends enabling the re-invention of work
We believe the following trends are driving a global shift that will allow us to continue to grow our business:

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Urbanization. People are moving to major global urban centers, prioritizing greater accessibility to services and increased human connection over lower cost of living and property ownership. According to a United Nations study, by 2030 urban areas are projected to house 60% of people globally, and one in every three people will live in cities with at least half a million inhabitants. Increased population density puts pressure on urban infrastructure and resources, leading to demand for innovative, environmentally-sustainable solutions at a more cost-effective price.

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Globalization. The world is increasingly connected through trade and the movement of capital, people and information across borders. According to a Wells Fargo Market Strategies International survey, 94% of respondents agreed that U.S. companies should consider expanding internationally for long-term growth. As individuals and organizations increasingly operate internationally, we believe that they will value a single provider that can offer a global network of spaces and services that makes managing global teams and driving employee satisfaction more efficient.

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Independent workforce . People are increasingly engaged in independent work. According to McKinsey, within the next decade, independent workers could make up as much as 50% of the U.S. workforce. As people shift to working independently, they continue to seek a community that provides support and social opportunities during the workday. This shift is creating a need for flexible workplace solutions that meet the diverse needs of independent workers, including support and business opportunities that stem from access to a global network and a vibrant community.

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Flexible solutions . Individuals and organizations are increasingly looking to lower fixed costs by converting long-term lease obligations into flexible solutions that can expand and contract with their evolving space needs in a capital-efficient manner. “As-a-service” models allow companies to focus on their core operations while outsourcing non-core aspects of their operations that have typically been viewed as fixed costs. For example, a report by IFRS in 2016 stated that the 30,000 companies sampled had almost $3 trillion of off-balance sheet lease commitments. In contrast to traditional leases, flexible space offerings may also help companies manage the balance sheet impact of the new accounting guidance for leases under U.S. GAAP, which requires leases to be recorded on their balance sheets as both an asset and a liability.

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Workplace culture.   People are increasingly seeking environments that humanize the work experience. Despite nearly 80% of executives acknowledging employee experience as “very important” according to a Deloitte 2017 Human Capital Trends report, only 22% reported their companies as being excellent at building a differentiated employee experience. We believe today’s workforce seeks moments of connection, collaboration and convenience, whether grabbing a coffee from the friendly office barista, taking a yoga break without having to leave the office, or getting to know others in the community during events.

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Sharing economy . People are demonstrating a greater willingness to share, driven by a desire for value, quality and variety. According to a survey published by BCG in 2017, of those who use sharing services, 57% of U.S. survey respondents said that they would give up ownership for well-priced and convenient offerings. As people increasingly embrace the sharing economy, we believe today’s workforce will continue to seek out flexible shared workspaces that provide a variety of value-added services.

Addressable market size
Individuals and organizations turn to us directly to solve their workspace needs because of the value of our integrated solution - space, community, services and technology - and the scale of our global platform. As a result, we are able to aggregate demand and match individuals and organizations to the right spaces, at the right times, at the right prices. By acting in this role of demand aggregator, we are able to choose strategically where and how fast to grow.
We view any person or organization with the need for professional workspace as a potential member. 3 Defined as the estimated number of desk jobs in U.S. cities based on data from the U.S. Census Bureau, Statistics of U.S. Businesses, and select occupations defined by International Labor Organization (managers, professionals, technicians and associate professionals, and clerical support workers) for non-U.S. cities. In the 105 cities in which we had locations as of March 31, 2019, we estimate that there are approximately 145 million potential members based on occupation and employment data from Demographia, Organization for Economic Cooperation and Development and the International Labor Organization.
We expect to expand aggressively in our existing cities as well as launch in up to 175 additional cities. We evaluate expansion in new cities based on multiple criteria, primarily our assessment of the potential member demand as well as the strategic value of having that city on our global platform. Based on data from Demographia and the Organization for Economic Cooperation and Development, we have identified our market opportunity to be 280 total target cities with an estimated potential member population of approximately 256 million people in aggregate.
3 Defined as the estimated number of desk jobs in U.S. cities based on data from the U.S. Census Bureau, Statistics of U.S. Businesses, and select occupations defined by International Labor Organization (managers, professionals, technicians and associate professionals, and clerical support workers) for non-U.S. cities.

When applying our annualized average revenue per member for the three months ended March 31, 2019 to our potential member population of 145 million people in our existing 105 cities, we estimate a total opportunity of $920 billion. Among our total potential member population of 256 million people across our 280 total target cities globally, we estimate an opportunity of $1.6 trillion.
We are able to deliver a premium experience to our members at a lower price relative to traditional alternatives. Based on data from CBRE Group and Cushman & Wakefield, we estimate the average annual occupancy spend per employee is approximately $12,000. 4 Average total occupancy cost weighted by addressable population for 73 cities globally. When this amount is applied to our potential member population of 145 million people in our existing 105 cities, we estimate an opportunity of $1.7 trillion. Among our total potential member population of 256 million people across our 280 total target cities globally, we estimate an opportunity of $3.0 trillion.
We believe that we will be able to capture a portion of this existing spend per employee given our powerful brand and leadership position, which we expect will benefit from the tailwinds of the trends enabling the re-invention of work. Based on our calculations, we have realized less than 0.3% of our opportunity in our 280 total target cities globally, and even in our ten largest markets we only have 0.5% penetration today.
4 Average total occupancy cost weighted by addressable population for 73 cities globally.

As we have scaled our business, our membership community has expanded from mostly freelancers, start-ups and small businesses to global enterprises. Based on data from the U.S. Census Bureau and Eurostat database, we estimate 38%, or 98 million people, of our target addressable population to come from enterprises.
Space-as-a-service is an entry point to the category of work. As our business model evolves, our physical platform grows and our membership base expands, we expect to use the same principles of demand aggregation to continue to offer a growing portfolio of services to meet our members’ needs. We believe these services will be a driver of higher margin revenue growth, further increasing our opportunity.

Our economics
Our strong unit economics, together with the increasing cost efficiency with which we open new locations, gives us the confidence to continue to invest in finding, building and filling buildings in order to drive long-term value creation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Our Business Model” for a detailed discussion of our unit economics.
The profitability profile of our business is a managed outcome driven by the maturity of our locations, or the length of time a location has been open to our members. We define locations that have been open for more than 24 months as mature. Once a location reaches maturity, occupancy generally stabilizes, our initial investment in build-out and in sales and marketing to drive our initial members is complete and the location begins to generate a recurring stream of revenues, contribution margin and cash flow. As we continue to pursue rapid growth, we continue to operate in a state where the majority of our locations are non-mature and have not reached stable cash flow. As of March 1, 2019, only 29% of our locations were considered mature and our occupancy for mature locations was 88%.
As we build and open more spaces in existing and new markets, we create additional capacity that lays the foundation for incremental revenue and future profits. We intend to continue to invest in growth as we believe the timing of our future profitability largely depends on levers we control.

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We can control the speed of growth of new locations. We believe decreasing our growth increases occupancy and provides us with price elasticity because of the limit on supply. We have seen this occur where we have strategically slowed growth in certain cities. For example, following the Brexit referendum, we momentarily slowed our growth in London resulting in an incremental 10 percentage points of occupancy in our London locations. We have since resumed full speed growth in London. As of March 1, 2019, our occupancy for mature locations in London was 91%.

•
We are just beginning to add value-added services to our global platform. As we proactively seek additional partnership, acquisition and innovation opportunities, we will be able to provide additional services to our existing membership base by leveraging our physical spaces and our existing relationships. We expect sales of these services will provide incremental cash flow at higher-margins than our existing revenue streams.

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We can focus on more capital efficient approaches to growing our global platform. We can do this with our Powered by We solution in which the member pays for build-out of their space as well as through management agreements, participating leases and other occupancy arrangements where the landlord pays in whole or in part for the build-out costs. Importantly, we do not subsidize or incentivize our space providers. Instead, landlords generally help subsidize our supply by providing tenant improvement allowances that help fund our build-outs. We have historically focused on optimizing tenant improvement allowances from landlords and we expect to continue to strategically focus on growth through lower capital expenditure alternatives.

Our community
Nine years ago, we had a vision. We thought that if we created a community that helped people live life with purpose, we could have a meaningful impact on the world. From the moment we started, we had conviction that there was an entrepreneurial spirit that was being underserved. We knew there were creators all around the world who were looking for a better work solution at a lower price.
We built communities first in New York, then San Francisco, Los Angeles, Boston and Seattle. In 2014, we made a bold decision to expand internationally to cities of the world at the same time that we were still building our brand and presence in the United States. We started in London, followed soon after by Tel Aviv, and by 2016, we had opened our doors in Shanghai, the first of our locations in Asia, as well as in Mexico City, the first of our locations in Latin America.
As our global community grew, we realized that the principles of community, flexibility and cost efficiency can be applied to serve the employee needs of organizations of all sizes. In 2016, we took another leap and made the strategic decision to expand our focus to meet the needs of a broader range of organizations, particularly enterprises. Enterprise organizations increasingly seek cost-efficient, flexible and scalable workplace solutions and a workplace environment that fosters strong community, promotes productivity and increases employee engagement. Our global platform directly addresses these challenges for enterprise organizations, effectively and immediately. Our enterprise memberships are our fastest growing membership type.

WeWork Salesforce Tower, San Francisco
Source: 2019 WeWork Global Impact Report

Our community team
The energy and spirit of our community lies in our community managers and their teams that work each day, often behind the scenes, to holistically support our members. We hire people who are passionate about connecting others and we train them to bring people together. This unique role, coupled with our customized technology that empowers our community team to better serve members, differentiates us from any other workspace offering. The authenticity and dedication of our community team humanizes the work experience and is integral to developing and maintaining the distinct personality and culture at each of our locations. Our community teams invest the time to get to know our members - from their personal hopes and dreams to their professional goals and challenges - and create bespoke events to help our members thrive.

Our community technology
Our community technology is integrated across all of our operations to enhance the value we deliver to our members. Our WeWork app enables our members to easily book space, connect with other members for advice or services and discover events and activities. We designed the app with a focus on personalization. As our members select space, engage with posts and rate events, we learn their preferences so we can remove friction and present more relevant recommendations. The longer our members stay with us, the better we become at matching members and companies to highly relevant services and communities.

Personalization in our app

12:22
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300 Park Ave
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4 Seats • Whiteboard • Phone
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Room 5B
300 Park Ave
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Graphic Design 101
September 12, 11:00AM - 12:00PM
135 Madison Ave, 5th Floor, lounge
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Welcome to WeWork! Join us for brunch, meet your Community Team, and learn the ins and outs of graphic design. We'll be explaining everything from getting started through how to get a job and build your career. We can't wait to meet you!
Discuss this event

Relevant events are matched to a member's interests

We believe our engaged global community is a key benefit for our members. Members help each other grow professionally and personally and we provide structured ways for members to connect with others. Through our “Ask for Help” feature, members can initiate a request for help and specify assistance and skills they need to grow their businesses. Our machine learning recommendation engine matches those requests with members who have expressed proficiency in those skills and are willing to help. Approximately 30% of posts on our member app are requests for help from the member community.

To create the best member experience, we strive to pair human judgement and creativity with algorithms that amplify ideas quickly and globally. Our community teams provide a rich source of programming ideas, and with over 2,500 events occurring per week, we can develop insights quickly on what works best for members with select interests. We then use those insights to recommend the top performing new events to relevant community teams worldwide.

Our design philosophy
We believe people are more productive when they are comfortable and happy in their work environments. We use rich textiles and materials more akin to a living room than an office. Each of our spaces is designed to make our members feel welcome and at home, and to encourage a sense of belonging. We believe that individuals are more productive when they are able to express their full and authentic self, so we aspire to be as inclusive as possible.
Our design contributes to our success. We view space as a place to bring people together and build communities. We foster collaboration by providing design elements such as exposed internal staircases, open floorplans, communal meeting rooms and centrally located refreshments.
Our spaces and their unique look-and-feel are the signature of our brand. All of our spaces follow global design guidelines, but reflect freedom of expression at local level as part of our global-local playbook. In this way, our regional design teams localize our spaces to feel authentic to their cities and neighborhoods by using local materials, furniture, artwork and finishes.
We continue to innovate and enhance space utilization with all aspects of our design, from lighting to fabrics to layout to furniture, which can provide inspiration and be used in various locations to gain efficiencies of buying at scale. Our creative assets are inventive. We have filed for industrial design and design patent protection for signature furniture and design elements.
Our locations provide us with real time data to continually improve the effectiveness of our design and construction. For example, we monitor space utilization and we use this information to improve our design to better facilitate human interaction and to minimize underutilized space. Workplace analytics is in its infancy, and we believe we are well positioned to influence and invent in this important new field. As we monitor items such as our environmental impact, our use of natural cleaning products and air and noise quality measures, we are collecting data in our effort to build the world’s most innovative and transformational workspaces.

WeWork 33 Rue la Fayette, Paris

In Paris, our office space at Rue la Fayette incorporates the building's Art Deco style and monumental glass ceiling to combine the traditional with the modern.

Our global platform
Our goal is to provide everyone from global citizens to global enterprises a better day at work at a lower price with more flexible access to beautiful, inspiring workplaces. We achieve this with a simple space-as-a-service membership model that consists of several workplace solutions that can be used individually or in combination as needed. Our global presence and local market density provide our members the flexibility to scale up or down over time or satisfy exceptional space needs on demand. Accordingly, our members can specify what they need in simpler terms of people and purpose rather than navigating the complexity of square feet calculations and staggered time commitments.
Our workplace solutions
Our membership offerings provide access to our global community in multiple ways. Each offering also provides different types of access to space.
Dedicated . Our dedicated workplace solutions provide move-in ready private office and shared workspace offerings for individuals, teams and organizations. Private offices are enclosed, lockable spaces that can accommodate teams of any size. Members can upgrade to office suites, which may include access to dedicated meeting rooms, lounges and executive offices. Our shared workspace offerings allow members to choose a flexible workstation in an open space or a permanent dedicated workstation in a shared office.
Configured. Our configured workplace solutions provide private floors or whole offices configured to member needs and brand aesthetics. In addition to these services that we provide at our core locations, we have two additional solutions to meet the needs of our larger members.

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Powered by We is a premium product configured to a member’s needs and deployed at their premises. Members can configure the space they need-from a full floor to an entire building. Leveraging our design expertise at our member’s location to encourage a sense of belonging, we can help members increase efficiency and foster community.

•	Headquarters by WeWork provides solutions designed for individual teams or companies. These spaces are operated for less, with a standalone, private office without shared space. We also rely on preconfigured layouts and basic amenities, allowing members to add more of their own brand into the design.
On-demand. Our on-demand workplace solutions provide shared workstations or shared private spaces as needed by the hour, day or month for members such as traveling executives, mobile sales teams, freelancers and remote employees. These solutions allow members to book conference rooms, have meetings, connect with members, learn about the neighborhood’s hidden treasures from the community team and more. We have membership options geared towards organizations as well as individuals.

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Our WeWork Access solution is targeted for organizations to provide their teams with unlimited access to workspaces in the geography of their choosing - whether a city, country, region or globally. Employees can book a workstation or a conference room for an hour at any location for as many days as they need.

•	Our We Membership solution is targeted for individuals. This is our pay-as-you-go plan. Anyone can book a workstation for a day or a conference room for an hour at any location.

"WeWork's global network provides unmatched flexibility and value. In the past year, we expanded to ten countries and provided workspace for more than 2,500 employees by partnering with WeWork."

ByteDance, Head of Corporate Real Estate

MEMBER CASE STUDY

Since its founding in 2012, global technology company ByteDance has expanded to 17 cities and offers products in 150 different countries. To respond to demand and scale into new markets with speed and flexibility, ByteDance partnered with WeWork.

What started with a handful of employees in two locations has grown to thousands of employees around the world. From Hong Kong to Paris, New York to Mexico City, ByteDance has leveraged WeWork's global platform to scale and provide its growing team with an amazing experience, no matter where they sit in the world.

GROWING WITH WEWORK

2016

20 members	Los Angeles
2 cities	New York

March 31, 2019

2,679 members	New York	Hong Kong
17 cities	San Diego	Beijing
	Chicago	Gurugram
	Vancouver	Warsaw
	Washington, DC	London
	San Francisco	Berlin
	Mexico City	Paris
	Seoul	Mumbai
	Singapore

New solutions . We continually seek to develop new solutions to expand the reach of our global platform and introduce new individuals and organizations to our community. For example, we run WeWork Labs, a program targeting early-stage startups and forward-thinking enterprise companies worldwide. Since founding, WeWork Labs has supported more than 1,300 start-ups in 56 locations across 32 cities in 15 countries. In addition, we are currently incubating in New York and Shanghai two new product concepts, Made by We and WeWork GO, that provide on-demand access to workspace without a membership. Launched in the first quarter of 2019, WeWork GO is now available in over 30 locations in Shanghai, Beijing and Hangzhou with plans to expand to Shenzhen, Chengdu, other mainland cities and Hong Kong during the year.
Our core amenities and services
We have always been relentlessly member-centric, continually looking for ways we can help our members grow. Our community teams meet and share experiences with our members on a regular basis. Building on these connections, we have developed a suite of solutions that can enhance our members’ lives.
Each membership plan includes valuable benefits on business services and lifestyle perks that help members increase their productivity both in and out of the office. Our established partner relationships, a suite of our own We Company offerings and the trust of hundreds of thousands of members across the globe allow us to deliver services to our members at scale. These services allow us to further connect with our members, driving higher retention, while also attracting valuable third-party partners who can utilize our platform to reach our member base. We envision a future where The We Company becomes a one-stop shop where members will have access to services from us, third parties and our partners, all enabling our members to work, live and grow more successfully.
Core amenities that we offer at our locations include:

In addition to amenities, we leverage the power of our community to negotiate competitive rates on the business services we offer to our members. Each member can choose the services it needs, access special offers and add to its membership plan. From productivity to sales and marketing, human resources and finance, we provide competitive rates on services to keep our members’ businesses running smoothly.
The density of our locations, our technology infrastructure and ability to aggregate demand across our member base allows us to offer solutions to partners who benefit from a physical touchpoint to grow their offerings . Our members benefit from differentiated access to value-added services without having to leave our locations. These services also generate ancillary revenue for us at attractive margins and enhance our member experience. We are in the early stages of developing this delivery network for solutions that can benefit from using our spaces as physical delivery zones. Examples of our recent initiatives include:

We acquired Flatiron School in October 2017 because we believe in the empowerment of a modern workforce and that our global platform could fuel its growth. Since operating under The We Company umbrella, Flatiron School has expanded from one location in New York to nine campuses across the United States and London and from only one course to offering courses globally on software engineering, data science and UI/UX design. This rapid expansion, made possible in part due to our expertise in building out space quickly, has allowed us to increase revenues from Flatiron School locations by over 1,000% over the past 17 months. In addition, Flatiron School has been able to leverage our relationships with universities to develop partnerships that benefit the university students while also providing Flatiron School graduates with access to employment opportunities with our members. This is a win-win-win acquisition: we have provided access to skills training to thousands of students, we have accelerated Flatiron School’s expansion and we have created a new high margin revenue stream.

We entered into a partnership with Rent the Runway (RTR) because we believe in making our members’ lives easier and that our global platform could provide a unique opportunity to become RTR's physical retail outpost. RTR is a subscription fashion service that allows users to rent unlimited designer styles for everyday and evening wear. We started by adding physical drop-off boxes in six cities. Due to the combination of high density of people in our locations and the convenience of co-located drop-off boxes, RTR's customer engagement has increased significantly in our initial partnership cities. As of May 31, 2019, RTR has seen over 200,000 items returned to drop-off boxes, and the partnership was recently awarded Glossy’s 2019 honor for Best Brand Collaboration. This is a win-win-win partnership: we have provided a significant convenience to hundreds of thousands of working women, we have fueled RTR's physical expansion strategy and we have monetized underutilized areas of our locations by creating a new high margin revenue stream.

We entered into a partnership with sweetgreen because we believe in the benefits of providing access to healthy, sustainable food to our members and that our global platform could serve as the physical basis for food delivery at scale without requiring direct access to a cooking facility. The mission of sweetgreen is to inspire healthier communities by connecting people to real food. In 2018, we launched a collaboration with sweetgreen on their Outpost business to bring their food directly to our spaces. We have since expanded the partnership to over 40 WeWork locations around the United States. This is a win-win-win partnership: we have provided access to a healthy lunchtime solution to our members, we provided sweetgreen with a key partner to scale a new delivery model and we have monetized underutilized areas of our locations by creating a new high margin revenue stream.

Our global-local playbook
Operating a growing physical platform at scale is highly complex. It requires an intricate balance of global strategy and local execution. We utilize a global-local playbook that enables us to effectively run our business with a global strategy that relies on local execution. The operating model shares multiple points of coordination through technology systems built to capture the unique processes, speed and efficiency of our space-as-a-service business model.
Find. Sourcing, underwriting and signing a new space is the starting point of the lifecycle of a location. We have invested heavily in the technologies and processes that optimize for the best space decisions . We have real estate teams located in each of our markets who form strong relationships with landlords and partner real estate companies. We empower on-the-ground teams to find locations in their markets, supported by a centralized repository of data, analytics and underwriting models that allow us to better predict member demand and the financial risks and attractiveness of a potential space. Our technology is designed to automate the flow of approvals, due diligence, budgets, negotiations and closings. We anticipate continuing to build new technologies to increase the flow of transactions, reduce friction and optimize the decisions we make for every new space we find.
Build . We design each space with a specific community and neighborhood in mind while leveraging our centralized procurement, supply chain, design and construction processes to create vibrant and welcoming spaces that are cost-efficient to build and cost-effective to maintain. Before we take possession of a space, we engage with engineers, designers, architects, layout experts and decorators to be ready to start the construction of a space the moment we take possession. While construction is primarily a local function, we have multiple coordination points on global design, layout, brand, sourcing and creative standards. We use purpose-built technologies and proven off-the-shelf solutions from various components of the construction industry to achieve this coordination. We get the benefit of our scale and global presence to benchmark cost opportunities for every location, across multiple cities and countries. We source both globally and locally, and our purchasing at scale gives us the opportunity to lower furniture, fixtures and equipment costs, smooth manufacturing demand and reduce delivery cycle times. Finally, our technology allows us to learn layouts, predict space defects and forecast furniture, fixture and equipment needs. Smart algorithms, new engineering techniques and a growing database of experiences allows us to start to automate many aspects of the design and layout of a raw space. We continue to iterate on the basics of our process from possession to opening of our spaces, and we expect our growth and scale to be a tailwind in efficiencies of opening new spaces for the foreseeable future.
Fill. From as early as when a space is identified, our sales team works closely with our design and development teams to start matching potential members to the right space. This coordinated approach allows us to drive demand in advance of a location opening, which increases future revenue visibility and improves profitability. We view every stage of our sales process as the beginning of a long-term relationship with a member. We utilize global sales teams, local community teams, broker partners and our online presence to help fill our spaces. We employ global, regional and location-specific strategies, as well as account-based strategies for global enterprises. Our account-based approach utilizes account managers who serve as dedicated points of contact for existing members as they grow with us across our markets or offerings. As we fill a location, we are driven by the belief that the future touchpoints our members will have with our spaces, technology and community will drive an exceptional member experience and enhance member retention. Our sales efforts are supported by a centralized technology infrastructure to track local and global patterns that help us match supply of upcoming real estate space and member demand, as well as real time algorithms to price multiple locations and product permutations available for occupancy at any given time.

Run. We aspire to create a welcoming, inclusive and collaborative environment at every location we operate. We operate our locations with local leadership teams who are empowered to make decisions while being supported by a set of global systems and standards. Every month, thousands of members move into our locations around the world. In addition, every day, thousands of requests are made by members for meetings, guests, moves, temperature changes, equipment fixes, catering, travel and other needs. Through global call centers and the technologies and tools we have built for our community teams, we are continually reducing defects, shortening turnaround times and improving the operation of our locations. We also have a detailed set of operating standards defined for all aspects of a space, from cleanliness, to security, to amenities, to hospitality that ensure consistent delivery across our platform.

We aim to continue to perfect our global-local playbook, and we continue to drive automation through the process of finding, building, filling and running spaces. We learn from the increasing amount of data we collect for every decision we make and we continue to innovate on solutions that drive our members’ successes. We believe our core expertise in leveraging our global-local playbook will allow us to continue to scale our business across new locations and new cities, while benefiting from the efficiencies of our global scale, process and technology infrastructure.

The WeWork effect
We have created a powerful ecosystem and global brand that not only benefits our members and partners, but also results in landlords, neighborhoods and cities all benefiting from shared value creation, or what we call the “WeWork effect”.
At the core of the WeWork Effect is the diversity of creativity and the culture of community that we bring to a project. Our spaces are home to distinct groups of entrepreneurial businesses, whose passions infuse and activate the spaces they occupy, and well-established enterprises that crave energy and want to capitalize on the combination of design, community and technology that we offer. Our partners benefit from being in our ecosystem in multifaceted ways, from landlords who see their assets increase in value to our cities and neighborhoods that see our engaged member base impact their environments.
Benefits for landlords
We believe and are proud that landlords are beneficiaries of the WeWork Effect. We have a wide array of landlord partners with no landlord representing more than 2% of our total square feet.

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Landlords have benefitted by attracting higher value tenants in our locations due to the economic and cultural activity we generate in and around the buildings we occupy. This effect is particularly strong in office buildings that also have retail space, due to the density and vibrancy that a WeWork tenancy brings to the building and surrounding areas. Rent growth in our locations often outpaces neighborhood rent growth, especially in neighborhoods where office space is traditionally less prevalent.

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In many locations, we lease a significant portion of the buildings we occupy and are able to quickly fill vacancies due to our broad and deep base of enterprise member relationships. With WeWork as a strong anchor tenant in place, landlords can also see value appreciation that may allow them to finance their buildings with lenders and attract buyers.

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As a tenant, there are large ranges of space sizes that we can occupy in any location. We are able to start with smaller spaces and scale up as space becomes available, start with a large allocation of space or simply fill tenant vacancies that may be limited in a high demand building.

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We are able to aggregate demand - from freelancers to small businesses to large multi-national companies - providing landlords with a bridge to all individuals and organizations looking for space solutions, regardless of the length of lease they are seeking.

Benefits for cities and neighborhoods
We are proud of the positive ripple effects that we create throughout the cities and neighborhoods where we have locations.

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Economic impact. At the time of our 2019 Global Impact Report, we directly employed more than 11,000 employees. According to the report, our 466,000 members supported an estimated 326,000 additional jobs. Our impact is localized as well: according to our 2019 Global Impact Report, 70% percent of members are new to the neighborhood where they join.

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Environmental impact. We remain dedicated to ensuring that our spaces are healthy and productive for the environment and that our members make environmentally sustainable choices. By using the space in our locations more efficiently and increasing the densification within each location, we reduce energy consumption per member compared to traditional office spaces.

•	Social and civic impact. Through our Veterans in Residence program, we provide fully sponsored work environments and business mentorship to hundreds of transitioning military veterans across the United States. We have also launched our Refugee Initiative to offer support, skills and networks to displaced individuals. We intend to continue these efforts in the future.

Our strengths
We are committed to our vision.

•	We have spent the last nine years building a founder-led, mission-driven company and executing on our vision of providing a better day at work for less.

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Our global platform provides members with flexible access to beautiful spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure.

Our member community is strong and growing.

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Our membership base has grown by over 100% every year since 2014 and over 50% of our members are located outside of the United States. Our 466,000 memberships include global enterprises across multiple industries and, notably, 37% of the Global Fortune 500. Enterprise is our fasting growing membership type, currently representing 41% of our memberships.

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As we expand, we continue to add new members at a strong pace while also strengthening our relationships with our existing members. Of the new memberships added in 2018, 35% were attributable to organizations that were already members at the end of 2017.

We built a global platform that integrates space, community services and technology.

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We have a powerful brand with a global platform spanning 485 locations in 105 cities across 28 countries. Individuals and organizations turn to us directly to solve their workplace needs. As a result, we are able to aggregate demand and match individuals and organizations to the right spaces, at the right times, at the right prices.

•	We offer a space-as-a-service model that we operationalize by using a global-local playbook powered by technology.
We have attractive economics.

•	Our run-rate revenue is $3.0 billion, with 105% year-over-year growth. Our committed revenue backlog is $3.5 billion, seven times the committed revenue backlog as of December 31, 2017.

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We operate our business so that locations are accretive to our financial performance resulting in growing contribution margin. We strategically cluster locations in cities leading to greater brand awareness and economies of scale, which, in turn, drives stronger monetization of our global platform.

Our future impact will transform the way people work, live and grow.

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We estimate that our penetration in our target markets globally is less than 0.3%. We have invested in the infrastructure for us to expand in existing and new markets as well as expand the scope of our solutions and services.

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We have created a powerful ecosystem and developed a globally recognized brand that benefits not only our members and partners, but also our landlords, neighborhoods and cities through shared value creation. We believe our powerful brand, global footprint, scalable business model, and cost advantage are significant competitive advantages that will allow us to further penetrate existing and new markets and maximize the future impact of the WeWork effect.

Our growth strategy
As of today, we estimate that our penetration in our target markets globally is less than 0.3%. We are focused on long-term sustainable growth and intend to continue to learn from our data and experiences, innovate on what drives our members’ success and execute using our purpose-built technology and mission-driven team. We believe that we have laid the foundation to capitalize on our significant market opportunity by continuing to reinvent the future of work.
We intend to grow by:

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Expanding in new and existing markets . We utilize a deliberate expansion strategy to enhance our global scale. We evaluate expansion based on multiple criteria, primarily our assessment of potential member demand and our ability to strategically cluster in a given city. We will continue to invest in markets that provide the highest returns on our investment over the long-term.

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Enhancing service offerings . As our business model evolves, our global platform expands and our membership base grows, we expect to use our deep understanding of membership needs to offer a growing portfolio of services to our members. We envision a future where The We Company becomes a one-stop shop where members will have access to services from us, from third parties and from our partners, all enabling our members to work, live and grow more successfully.

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Developing and strengthening relationships with enterprise members . We have proven our ability to meet the distinct needs of enterprise members, which has made this our fastest growing membership type. Given our track record, we plan to deepen existing relationships and forge new relationships with enterprise members.

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Lowering upfront capital costs and improving operational efficiency . As we scale, we benefit from capital and operational cost efficiencies across the lifecycle of each location. We also continue to identify opportunities to enter into leases with management agreements that reduce our initial capital requirement.

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Investing in technology . We will continue developing and enhancing our technology infrastructure and integrate it comprehensively in order to drive our expansion efforts, operating efficiencies and a better experience for our members.

Our organizational structure
WeWork Companies Inc. is a holding company for subsidiaries that provide a global network of physical locations, the infrastructure required to operate those locations and a suite of offerings. We have established a process to allocate capital across regions and divisions of our business by balancing capital intensity and maintaining a flexible organizational structure in order to maximize returns for our investors.
Regional joint ventures
In 2014, we began to expand internationally to cities of the world at the same time that we were still building our brand and presence in the United States. We started in London, followed soon after by Tel Aviv, and by 2016, we had opened our doors in Shanghai, the first of our locations in Asia, as well as in Mexico City, the first of our locations in Latin America.
To facilitate our expansion into Asia, we formed a number of joint ventures, strategic partnerships and similar entities to drive growth in a capital-efficient manner. We now operate in China, Japan and the broader Pacific region through a series of joint ventures, which we refer to as ChinaCo, JapanCo and PacifcCo, respectively. For each, we have an equity interest and receive a revenue share in exchange for providing certain intellectual property and trademark rights and services. Our key investors in ChinaCo are Softbank, Hony Capital and Trustbridge, and we own approximately 59% of the entity. Our joint venture partner in JapanCo is SoftBank and we hold a 50% interest in the joint venture. Our key investor in PacificCo is SoftBank and we own 60% of the entity. We also operate in India through a strategic partnership from which we receive a revenue and profit share.
These strategic relationships have allowed us to expand into new regions without putting our capital at risk. Our relationships with local partners have helped us establish a foothold in these key markets and laid the foundation for our future growth. We have therefore negotiated the right to buy out our strategic partners in each of these regions after a set period of time.
ARK
We recently launched ARK, an affiliate that serves as our new global real estate acquisition and management platform. ARK’s focus is acquiring, developing and managing real estate assets that will benefit from The We Company’s occupancy. ARK sponsors and manages real estate acquisition partnerships with third-party capital partners, both on an asset-specific and a pooled basis, to fund and finance acquisition and development of these assets. We expect that ARK will continue to secure and control strategic real estate opportunities that might not otherwise be available to us, and will continue to collaborate with us to apply our existing, new and developing solutions and methods to create vibrant fully-programmed ecosystems at ARK-managed assets. We expect ARK to be a key long-term partner in our growth strategy.
Other We Company offerings
Live. We have applied the WeWork formula of blending space, design, community and technology to living. WeLive offers beautifully designed, fully furnished and serviced single- and multi-person apartment units, with the benefits of a community, all connected through a broad set of technologies.  We seek to transform the housing model of yesterday into a flexible and community-driven experience for today. We strive to create a convenient, comfortable and connected space with everything you need to live, work and play in a single location.  We currently have two open WeLive locations and expect to open more in the future. In addition, we continue to look for ways to extend this mission beyond housing:  Meetup is a self-service platform that connects people who share interests, seek to organize events, desire to learn new things, or just do more of what they already love. Over 12,000 meetups get self-organized every day, with over 1.1 million total meetups taking place at our locations to date. We also expect to expand our nascent health and wellness programs to broaden the reach of our mission within our work and live spaces.
Grow. Learning is a lifelong process and we believe that education should not be limited to traditional options. WeGrow is an independent elementary school focused on supporting the growth of children’s minds, bodies and souls through an integrated curriculum. We opened the first WeGrow location in New York in 2018. We also expect to expand our education and learning programs to broaden the reach of our grow mission.

Our team
We have grown from a start-up in New York City to a truly global organization, supported by teams working in 105 cities across 28 different countries. Our employees reflect the broad ethnic and geographic footprint we currently serve.
Almost 25% of our employee base are community team members stationed within our member spaces. Our community teams are unique in that they have the privilege to personally meet and share experiences with our members. They are the frontline of our locations and the ambassadors of our mission to the world.
WeWork has been a mission-driven organization since inception. The Company has always been an extension of our founders’ ambition to effect positive change in the world. The only way we can realize our goal is to surround ourselves with like-minded team members who not only have exceptional skill-sets, but who share in our intention to make a global impact. Over time we have strengthened our team by adding members through strategic acquisitions, such as Flatiron School, Meetup, Conductor and Teem.
As of March 31, 2019, we had approximately 11,000 employees, of which approximately 6,700 were located in the United States. A small portion of our employees outside of the United States are represented by a labor union or workers’ council and covered by collective bargaining agreements.
Our intellectual property
We believe that our brand is critical to our success. Accordingly, we spend a significant amount of time and resources protecting our brand identity.
We have registered or are in the process of registering the trademarks WE, WEWORK, WEGROW and WELIVE, among our other trademarks, logos and slogans, in jurisdictions around the world.
We police our trademark portfolio globally, including by monitoring trademark registries around the world and investigating digital, on-line and common law uses in order to learn as soon as possible whether the relevant parties engage in or plan to engage in conduct that would violate our valuable trademark rights. We monitor registries through the use of robust international subscription watch services supplemented by periodic manual review. We typically discover or are informed of infringing common law uses of our trademarks by our employees, each of whom receives basic training regarding our intellectual property rights, or by our outside legal counsel.
We separately investigate and evaluate each instance of infringement to determine the appropriate course of action, including cease and desist letters, administration proceedings, cybersquatting actions or infringement actions, if any. Wherever possible, we seek to resolve these matters amicably and without litigation.
In an effort to ensure that registries in countries where we operate or intend to operate remain clear of infringing trademark registrations, we frequently file opposition actions, cancellation actions and other administrative proceedings around the world.
We have registered more than 1,300 domain names, such as we.co, wework.com and welive.com, as well as numerous other top-level domains (“TLDs”) that incorporate the WE®, WEWORK, WEGROW and WELIVE trademarks, including many new and pre-existing TLDs (such as wework.info, welive.co, wework.space and welive.properties) and many ccTLDs (such as wework.fr, wework.hk and wegrow.in). We have obtained certain other domain names in our portfolio, including those that incorporate within them our trademarks or confusingly similar variations of our trademarks, for defensive purposes or as the result of settlements with infringing parties.

Our proprietary innovation supports our growth and brand. We devote significant resources to developing the technology and methods to build our locations efficiently and to provide an outstanding member experience.
In order to maintain our competitive position, we rely on both trade secret and patent protection. Through our know-how, we transform our innovation into solutions that benefit both our operations and members. We protect our trade secrets through a variety of methods, including physical and electronic security measures, litigation and enforcement actions, and confidentiality agreements with third-party service providers, employees, consultants and others who have access to our proprietary information.
To further capture our inventive output, we secure our innovation through patent protection. From enhanced mapping features on our member app to workspace optimization to robotic construction, we seek to obtain patents within diversified fields of invention.
Our properties
We generally lease the real estate for our WeWork locations. As of March 31, 2019, we had 485 open locations across 105 cities, 28 countries and five continents, plus our corporate headquarters located at 115 W 18th Street, New York, NY 10011.
Our competition
We compete to attract members to our platform across a variety of geographies, markets and service lines. We consider ourselves to be the pioneer of the space-as-a-service model, with a significant first-mover advantage. We provide workspaces to our members with a combination of design services and technological support that differentiate our offering from traditional office environments. Nevertheless, the office space industry is highly fragmented and is served by large, national or international companies as well as by regional and local companies of varying sizes and resources. Other companies that offer workspace solutions include: traditional landlords that lease office spaces directly to individuals and organizations; global flexible workspace providers; and companies that operate at a more national, regional or local level and offer flexible workspaces to individuals and organizations.
Governmental regulation
We are subject to a wide variety of laws, rules, regulations and standards in the United States and foreign jurisdictions. Like other market participants that operate in numerous jurisdictions and in various service lines, we must comply with a number of regulatory regimes to which we are subject. United States federal, state and local and foreign laws, rules, regulations and standards include employment laws, health and safety regulations, taxation regimes and laws and regulations that govern or restrict our business and activities in certain regions and with certain persons, including economic sanctions regulations, anti-bribery laws and anti-money laundering laws. Some of our offerings also require registrations, permits, licenses and/or approvals from governmental agencies and regulatory authorities, some or all of which may be costly or time consuming to obtain.
In addition, as a developer and operator of real estate, we are subject to local land-use requirements, including regulations that govern zoning, use, building and occupancy, regulations and standards that address indoor environmental requirements, laws that require places of public accommodation and commercial facilities to meet certain requirements related to access and use by disabled persons, and various environmental laws and regulations which may require a current or previous owner or operator of real estate to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases on, under, in or from such property.

Furthermore, because we receive, store and use a substantial amount of personally identifiable information received from or generated by our members, we are also subject to laws and regulations governing data privacy, use of personal data and cybersecurity.
Legal proceedings
From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including personal injury claims, intellectual property claims, employment disputes and commercial contract disputes. In addition, we could face a wide variety of employee claims against us, including discrimination, privacy, labor and employment, ERISA and disability claims. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant management time. Although the outcome of these and other claims cannot be predicted with certainty, we are not currently a party to any litigation or regulatory proceeding that would reasonably be expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

Management
Our leadership team
The following sets forth certain information relating to our co-founders and global leadership team as of               , 2019.
Our co-founders

Adam Neumann
Co-Founder, Chief Executive Officer and Chairman of the Board
Adam, 40, is one of our co-founders and has served as our Chief Executive Officer and Chairman of the Board since our inception. He serves on our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer. We believe his strategic insight, leadership and commitment to the growth of our global team and community will provide us the leadership we need to execute our vision. Adam is married to Rebekah Neumann and is an executive officer.

Rebekah Neumann
Co-Founder and Chief Impact Officer
Rebekah is one of our co-founders and serves as our Chief Impact Officer. She previously served as our Chief Brand Officer and continues to play an active role in our brand efforts. She is also the founder and Chief Executive Officer of WeGrow. Rebekah is married to Adam Neumann.

Miguel McKelvey
Co-Founder and Chief Culture Officer
Miguel is one of our co-founders and serves as our Chief Culture Officer. He previously served as our Chief Creative Officer.

Our global leaders

Jennifer Berrent
Co-President and Chief Legal Officer
Jen, 46, has served as one of our Presidents since April 2019 and as Chief Legal Officer since June 2016. From October 2014 to April 2019, she held a variety of positions in the organization, including Chief Operating Officer, Chief Culture Officer and General Counsel. From March 2006 to October 2014, she was a lawyer at Wilmer Cutler Pickering Hale and Dorr LLP, where she served as a partner from January 2011 to October 2014. Jen is an executive officer.

Michael Gross
Vice Chair
Michael has served as a Vice Chair since 2015. Prior to his current role, he served as our Chief Financial Officer from 2013 to 2015. He previously served as Chief Executive Officer of Morgan Hotel Group.

Arthur Minson
Co-President and Chief Financial Officer
Artie, 48, has served as one of our Presidents since June 2015 and as our Chief Financial Officer since June 2016. From June 2015 to June 2016, he also served as our Chief Operating Officer. From May 2013 to June 2015, he served as Executive Vice President and Chief Financial Officer of Time Warner Cable Inc. From 2009 to April 2013, he served in a number of senior management roles at AOL Inc., including Chief Operating Officer and Chief Financial and Administrative Officer. Artie is an executive officer.

Local leadership teams
Each of our regions is supported by a team of mission-driven local leaders. Our regional managers oversee our business operations and community in each region. These regional managers are in turn supported by a team of general managers that oversee territories within these regions. Within these territories, each location is supported by a core community team that is integral to developing and maintaining the distinct personality and culture within each location. Each of these community teams is led by a community manager, who is supported by a group of community leads and community associates. We believe our local community teams, led by our community managers, are the heart and soul of our global platform.
Election of executive officers
Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Code of ethics and code of conduct
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website at www.we.co. In addition, we intend to post on our website all disclosures that are required by law or the        listing standards concerning any amendments to, or waivers from, any provision of the code. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.
Non-employee directors
In addition to Adam Neumann, our board of directors includes six non-employee directors. Several of these directors were designated by certain of our principal stockholders. Bruce Dunlevie was designated to serve on our board of directors by Bechmark, John Zhao was designated to serve on our board of directors by Hony and Ron Fisher and Mark Schwartz were designated to serve on our board of directors by SoftBank entities, in each case in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”. The stockholders’ agreement terminates automatically in accordance with its terms immediately prior to the completion of this offering.
Bruce Dunlevie has served as one of our directors since July 2012. Bruce is a seasoned veteran of venture capital with more than 20 years of experience in high-tech investing. He is a founding partner of Benchmark Capital, a venture capital firm, and has been a general partner of the firm since May 1995. He currently also serves as Lead Independent Director of ServiceSource International, Inc., a service support provider, and as director of One Medical Group, Inc. and Aquifi, Inc. Bruce brings to our board of directors extensive experience as an investor in technology and other companies on behalf of Benchmark Capital. Our board of directors also believes that Bruce’s private equity experience gives him particular insight into trends affecting companies such as ours, as well as into acquisition strategy and finance.
Ronald (Ron) Fisher has served as one of our directors since November 2017. Ron joined the SoftBank Group in October 1995 as Director and President of SoftBank Holdings Inc. and was the founder of SoftBank Capital. He became a Director of SoftBank Corp. (presently SoftBank Group Corp.) in June 1997. In June 2017 he was named Vice Chairman of SoftBank Group Corp. He was previously the CEO of Phoenix Technologies Ltd. from 1990 to 1995. Ron joined Phoenix from Interactive Systems Corporation where he served for five years as President, initially as COO and then CEO. Ron’s experience prior to Interactive Systems includes senior executive positions at Visicorp, TRW, and ICL (USA). Ron is the Vice Chairman of Sprint Corporation and is a director of Arm Holdings and Fanatics. He previously served on the board of E*Trade Financial Corp. and GSI Commerce. Ron brings to our board of directors knowledge and experience in technology industries and experience with strategic planning and leadership of complex, global organizations.
Lewis (Lew) Frankfort has served as one of our directors since July 2014. He currently serves as a director of Mindbodygreen Advanced Assessment Systems LLC and Recycle Track Systems (RTS), as well as a Member of the Board of Overseers at Columbia Business School. Since November 2014 he has served as the Chairman Emeritus of Coach, Inc., a New York design house of modern luxury accessories and lifestyle brands. From January 2014 to November 2014, he served as their Executive Chairman and from November 1995 to January 2014 he served as their Chairman and Chief Executive Officer. Lew brings to our board of directors extensive public company board and management experience, which our board of directors believes give him particular insight into business strategy, leadership and marketing.
M. Steven Langman has served as one of our directors since May 2013. He co-founded Rhône in 1996, a global private equity firm, and has served as a Managing Director since its inception. Prior to joining Rhône, Steven was a Managing Director at Lazard Frères, where he specialized in mergers and acquisitions. Before joining Lazard, he worked in the mergers and acquisitions department at Goldman Sachs. He has served, and continues to serve, on the boards of a number of Rhône portfolio companies, including WeWork Property Advisors. Steven currently serves on the board of directors of CSM Bakery Solutions, Hudson’s Bay Company, Fluidra S.A. and Vistajet Global Holdings Limited. Steven brings to our board of directors more than three decades of experience financing, analyzing and investing in public and private companies, which our board of directors believes gives him particular insight into business strategy, leadership and finance.
Mark Schwartz has served as one of our directors since March 2017. At the end of 2016, he retired from Goldman Sachs, a global investment banking, securities and investment management firm, where he had served as vice chairman of The Goldman Sachs Group, Inc. and chairman of Goldman Sachs Asia Pacific since June 2012. Mark currently serves on the board of directors of SoftBank Group Corp., One97 Communications Limited (“Paytm” in India), OYO Rooms, the Ragon Institute of Massachusetts General Hospital (“MGH”), MIT and Harvard. He is also a trustee of New York-Presbyterian Hospital and MGH and serves on various boards at Harvard College, Harvard Business School and the Harvard School of Public Health. Mark brings to our board of directors deep expertise in finance, operating in Asia, acquisition strategy and capital markets financings from his career in the financial services industry.
John Zhao has served as one of our directors since July 2016. He is the founder and Chief Executive Officer of Hony Capital, a leading investment management firm in China, and Executive Director and Executive Vice President of Legend Holdings Corporation, a diversified investment holding company. John also serves as a director of Legend Holdings, Lenovo, China Glass Holdings, Best Food Holding Company, Hospital Corporation of China, Shanghai Jin Jiang International Hotels Development, Zoomlion Heavy Industry Science and Technology, ENN Ecological Holdings and International Elite. John brings to our board of directors extensive global leadership, including overseeing foreign company expansion into the Chinese market, and experience in strategy and finance.
Board of directors
Our business affairs are managed under the direction of our board of directors. Our amended and restated bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. Our board of directors currently consists of seven directors.

Director independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and determined that          ,          and          are independent directors as defined under the rules of the          .
Board committees
Upon completion of this offering we will have an audit committee and a compensation committee, with each committee having a written charter.
Upon completion of this offering, Adam Neumann will continue to control a majority of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” under the rules of the          . Under these rules, we may elect not to comply with certain corporate governance standards, such as the requirement that our board of directors have a compensation committee composed entirely of independent directors, as independence is defined under the          listing standards. For at least some period following completion of this offering, we intend to take advantage of these exemptions. See “Risk factors—Risks relating to our business—We are a “controlled company” as defined in the            rules, and are able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies”. In the event that we cease to be a “controlled company” and our shares continue to be listed on the          , we will be required to comply with these provisions within the applicable transition periods.
Audit committee
Among other matters, the audit committee will be responsible for:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters;

•	assisting our board of directors with risk assessment and risk management and reviewing our related policies; and

•	reviewing related party transactions.
Upon completion of this offering, our audit committee will consist of          ,           and          , with          serving as chair. Rule 10A-3 under the Exchange Act and the          rules require us to have one independent audit committee member upon the listing of our Class A common stock, a majority of independent directors on our audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and an audit committee composed entirely of independent directors within one year of the effective date of the registration statement of which this prospectus forms a part. Our board of directors has affirmatively determined that each of          and          meets the definition of an “independent director” for purposes of serving on an audit committee under Rule 10A-3 and the          rules, and we intend to comply with the other independence requirements within the time periods specified.
Compensation committee
Among other matters, the compensation committee will be responsible for:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our Chief Executive Officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, equity plans.
Upon completion of this offering, our compensation committee will consist of          ,          and          , with          serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors.
Compensation committee interlocks and insider participation
None of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2018.
Director compensation
None of our directors received compensation for their service as a director during 2018. In April 2019, our board of directors approved a restricted stock award to Steven Langman for 454,546 shares of our Class A common stock in anticipation of the completion of a contemplated transaction that would significantly increase the time and effort required of Steven in his area of expertise. The grant generally vests in equal monthly installments over seven years from the grant date but will be forfeited if this transaction is not completed by the end of 2019].

Executive compensation
How we think about compensation
We know that to be successful, we need to attract, retain and reward high performers who are fully invested in our mission. While we will continue to refine our approach to compensation as the company evolves, our fundamental goal remains the same: provide a fair and competitive program at all levels, while rewarding individuals and teams with outsized impact. The following core principles form the foundation for achieving this goal:

01	02	03	04	05
Clarity	Flexibility	External Competitiveness	Internal Comparability	Recognition

Provide access to pay guidelines	Support a diverse, decentralized company to accommodate differences and changes in job requirements, markets and the economy	Align compensation with comparable jobs in the external labor market	Provide pay guidelines that ensure similar jobs are paid equitably across the company	Pay for impact, with extraordinary performance further rewarded
A culture of ownership
Nine years ago, when we were just beginning our journey, we gave all employees equity because we were convinced that launching a successful company requires each and every person to take initiative, solve problems and think like an owner of the company. We still believe that a culture of ownership is critical to our success, and intend to continue granting equity from top-to-bottom in all regions and across all functions.
The two main components of our compensation program, equity and salary, answer two basic questions:

EQUITY:	“What is your long-term impact on our growth, goals and mission?”
SALARY:	“What is the competitive rate for your role and region?”
As a result, we do not have a company-wide cash bonus program. Instead, we provide limited cash incentives to reward exceptional performance and to target specific functions identified for the year as necessary to drive and realize our growth potential.
Incentivizing our leadership team
Our leadership team is comprised of Adam Neumann, our Co-Founder, Chief Executive Officer and Chairman of the Board, together with a group of partners who offer a unique combination of skills so that we can deliver on our mission. Some of these team members are individual impact contributors who have expertise and deep abilities in a specific discipline, such as technology, real estate or creative design. Artie Minson (Co-President and Chief Financial Officer) and Jen Berrent (Co-President and Chief Legal Officer) are “portfolio partners” who are responsible for a complex set of disciplines and priorities, allowing us to efficiently collaborate across groups and scale our vision.

Consistent with our culture of ownership, Adam, Artie and Jen are predominantly compensated through equity awards to align their interests with those of our stockholders and reward the creation of long-term value. We grant new hire equity awards and we also grant equity awards from time-to-time in connection with promotions and to reward performance in order to ensure pay parity as our team members’ roles and responsibilities evolve. Information about the equity awards held by our named executive officers (“NEOs”) as of December 31, 2018 can be found below under “— Outstanding equity awards at fiscal year end for 2018 ”. Our NEOs are Adam, our Chief Executive Officer, as well as Artie and Jen, who were our only other executive officers in 2018.
In anticipation of and to drive a transformative restructuring of the Company, our compensation committee recommended, and our board of directors approved, as appropriate, in March and June 2019, a grant of option awards to members of our leadership team (including Adam, Artie and Jen) and certain other employees to purchase a total of 49,437,366 shares of our Class B common stock. The options awarded have a per-share exercise price equal to the fair market value of our Class B common stock on the applicable grant date. A substantial portion of these options have performance-based vesting conditions that are tied to the completion of this offering and a significant increase in market capitalization or the creation of significant value for our stockholders in a strategic transaction involving the Company. If fully vested and exercised, the options awarded would result in the issuance of shares that would represent approximately          % of our outstanding capital stock upon completion of this offering (or approximately          % of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). It is our expectation that, in general, each recipient of these option awards will agree to donate to charity 10% of the proceeds received with respect to this grant.
NEO employment arrangements and restrictive covenant agreements
Each of our NEOs has entered into an invention, non-disclosure, non-competition and non-solicitation agreement that protects our confidential and other proprietary information and assigns to us full right and title to inventions and other intellectual property developed by the employee that are related to our business. The agreement also contains confidentiality and, for Artie and Jen, non-disparagement obligations, which apply indefinitely, along with non-competition as well as customer and employee non-solicitation restrictions, which apply during employment and for 1-2 years following termination of employment for any reason.
In connection with this offering, we intend to enter into amended and restated employment agreements with each of Artie and Jen with substantially similar terms to reflect their partnership in leading the company as Co-Presidents. Their current employment agreements and the initial compensation amounts (including new hire equity grants) contained therein reflect the roles and responsibilities that Artie and Jen had when they joined the company in June 2015 and October 2014, respectively. Since 2018, Artie has received the minimum salary required to remain an exempt employee under applicable laws (currently, $58,500 per year). Jen’s salary is currently $1,000,000 per year. Artie has also agreed to only keep $1 of his salary and donate the rest of his after-tax salary to charity. We have not entered into an employment agreement with Adam.
Artie’s current employment agreement also provides for a guaranteed annual bonus of $90,000 payable on each of the first five anniversaries of June 1, 2015, his employment start date, provided that he remains employed with us through the applicable payment date. Artie did not receive this bonus payment in 2018, as we decided to forgive $625,000 in principal amount of a loan from us to Artie in October 2018. Jen’s current employment agreement provides that we will pay the full monthly premiums for Jen and her immediate family’s health insurance, grossed up for any taxes. In lieu of this, in 2018, we provided Jen with a cash payment of $7,731 to assist with the healthcare premiums.

Under their current employment agreements, upon a termination without cause (as defined below), resignation for good reason or, for Artie, a “non-qualifying termination” (as defined in his employment agreement), subject to the execution of a general release of claims, Artie and Jen are generally entitled to severance equal to 12 or four months, respectively, of their then-current base salary. Artie would also be entitled to continued payment of health insurance for 12 months and Jen would be entitled, to the extent that she is eligible for a non-discretionary annual bonus agreed in writing by our CEO, to a pro-rated portion of the bonus based on target performance. In the event that the qualifying termination of Artie or Jen occurs within a certain number of months following a change in control, their equity awards will become immediately vested and exercisable. Artie would also be entitled to receive severance equal to 24 months of his then-current base salary and continued payment of health insurance for a period of 18 months.
As defined in the employment agreements, “cause” generally means: (i) failure or refusal to perform reasonably assigned duties, (ii) engagement in dishonesty, gross negligence or willful misconduct, (iii) conviction of, or pleading guilty or no contest to, any felony or any crime involving moral turpitude (or, for Artie, involving theft or embezzlement) or (iv) a material breach by the employee of his or her restrictive covenants (or, for Artie, any other agreement with us). “Good reason” generally means: (i) for Artie, a material diminution duties and responsibilities or, for Jen, the assignment of duties or responsibilities that are materially inconsistent with those when she first started with us, (ii) a requirement by us that their principal place of employment be relocated more than a certain number of miles from New York City, (iii) a reduction in base salary or (iv) a material breach by us of their employment agreement. “Change in control” generally means: (i) a sale, conveyance, exchange or transfer in which any person or entity becomes the beneficial owner of our securities representing more than 50% of the total voting power of our then-outstanding voting securities, (ii) a merger or consolidation in which our voting securities do not represent, or are not converted into securities that represent, a majority of the voting power of all voting securities of the surviving entity or (iii) a sale of substantially all of our assets or our liquidation or dissolution.
Information about the compensation that our NEOs received in 2018 can be found below under “—2018 summary compensation table”.
Potential payments upon termination or change in control
Other than as described above under “—NEO employment arrangements and restrictive covenant agreements”, we do not currently have any agreements, plans or other arrangements that provide for payments upon termination or a change in control for our NEOs.
Other employee and retirement benefits
In addition to the core components of our compensation program, equity and salary, we provide a wide range of benefits that provide our employees with the flexibility to take charge of their needs. Our executive officers participate in the same health and welfare programs, as well as the same retirement programs, as our other full-time employees. In the United States, we provide a 401(k) plan, which is a tax-qualified defined contribution savings plan, for the benefit of all eligible employees, including our NEOs. Employees may make contributions, including after-tax Roth contributions, and our 401(k) plan also permits discretionary employer contributions. While no employer contributions were made in 2018, we are excited to, starting in 2019, match 100% of employee contributions to our 401(k) plan, up to a maximum of $1,800 per year. All employee contributions and employer contributions are at all times fully vested. We do not offer any defined pension plans or nonqualified deferred compensation plans to our employees.

2018 summary compensation table
The following table summarizes the total compensation paid to or earned by each of our NEOs during the year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)		All Other Compensation (1) ($)	Total ($)
Adam Neumann, Co-Founder, Chief Executive Officer and Chairman of the Board	2018	—	(2)	—	—
Artie Minson, Co-President and Chief Financial Officer	2018	51,000	(3)	625,000	676,000
Jen Berrent, Co-President and Chief Legal Officer	2018	871,154		7,731	878,885

(1)	The amounts in this column represent for Artie, loan forgiveness and, for Jen, a cash payment to assist with healthcare insurance premiums.

(2)	Adam volunteered to forgo a salary for 2018.

(3)
Since 2018, Artie has earned the minimum salary required to remain an exempt employee under applicable laws and has agreed to only keep $1 of this minimum amount, pledging to donate the rest of his after-tax salary to a charity.

Outstanding equity awards at fiscal year end for 2018
The following table summarizes the outstanding equity awards held by each of our NEOs as of December 31, 2018.

	Option awards					Stock awards			Equity Incentive Plan Awards
Name	Number of securities underlying unexercised options - exercisable (#)		Number of securities underlying unexercised options - unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)	Number of unearned shares, units or other rights that have not vested (#)		Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Adam Neumann (2)	—		—	—	—	—		—	—		—
Artie Minson	1,345,731	(3)	694,269	7.28	06/01/2025	—		—	—		—
Jen Berrent	—		—	—	—	—		—	347,424	(4)	12,865,111
	—		—	—	—	167,712	(5)	6,210,375	—		—
	8,873	(6)	6,143	7.28	06/01/2025	—		—	—		—
	42,874	(7)	14,291	16.93	12/07/2025	—		—	—		—
	11,333	(8)	8,667	18.98	02/03/2026	—		—	—		—

(1)
Market values in these columns were determined by multiplying the number of shares of stock or units, as applicable, by $37.03, which was the fair market value of our common stock on December 31, 2018, as determined by a third-party valuation firm.

(2)	Adam had not received any equity compensation from the Company as of December 31, 2018.

(3)
The stock option vests over a 5-year period from June 1, 2015, with 10% vesting on the 1-year anniversary thereof and then in monthly installments, subject to continued employment through each vesting date.

(4)
The restricted stock units vest in equal annual installments over a 7-year period from June 30, 2017, subject to continued employment through each time-vesting date, and also subject to an Acquisition or IPO (as such terms are defined in the award agreement) occurring within 10 years of the May 21, 2017 grant date as an additional vesting requirement.

(5)
The restricted stock was acquired through the early exercise of a stock option granted in connection with Jen’s employment commencement at an exercise price of $1.654 per share. The restricted stock vests in monthly installments through October 20, 2020, subject to continued employment through each vesting date.

(6)	The stock option vests in monthly installments over a 6-year period from June 1, 2015, subject to continued employment through each vesting date.

(7)	The stock option vests in equal monthly installments over a 4-year period from December 7, 2015, subject to continued employment through each vesting date.

(8)	The stock option vests in equal monthly installments over a 5-year period from February 3, 2016, subject to continued employment through each vesting date.

WeWork Companies Inc. 2019 Omnibus Incentive Plan
Prior to the completion of this offering, we intend to adopt the WeWork Companies Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”). The purposes of the 2019 Plan will be to provide additional incentives to officers, employees, non-employee directors, independent contractors and consultants of us and our affiliates (all of whom will be eligible to participate in the 2019 Plan), to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities, and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability.
The 2019 Plan will replace the 2013 Stock Incentive Plan and the 2015 Equity Incentive Plan (collectively, the “Existing Plans”), and no further grants will be made under the Existing Plans. Any awards granted under the Existing Plans will remain outstanding pursuant to their terms under the Existing Plans.

Principal stockholders
The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock immediately prior to and upon completion of this offering for:

•	each person known by us to beneficially own more than 5% of either class of our capital stock;

•	each of our executive officers named in the Summary Compensation Table under “Executive compensation—2018 summary compensation table”;

•	each of our directors; and

•	all of our directors and executive officers as a group.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days. Shares of our common stock that may be acquired by an individual or group within 60 days pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
The address of each director and executive officer shown in the table below is c/o WeWork Companies Inc., 115 West 18th Street, New York, New York 10011.

	Beneficial ownership before this offering				Beneficial ownership after this offering
	Shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned		Shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned		Total % of voting power
	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class
Greater than 5% stockholders

Directors and named executive officers
Adam Neumann
Artie Minson
Jen Berrent
Bruce Dunlevie
Ron Fisher
Lew Frankfort
Steven Langman
Mark Schwartz
John Zhao
All directors and executive officers, as a group (9 persons)

Description of capital stock
General
Upon completion of this offering, our authorized capital stock will consist of          shares of Class A common stock, par value $0.001 per share,         shares of Class B common stock, par value $0.001 per share, and          shares of preferred stock, par value $0.001 per share. Immediately following the completion of this offering, we will have         shares of Class A common stock outstanding and         shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding immediately following completion of this offering.
As of                   , after giving effect to the preferred stock conversions, there were                shares of our Class A common stock outstanding held by                holders of record and                shares of our Class B common stock outstanding held by                holders of record.
The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated bylaws that will be effective upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of our capital stock reflects the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock and the conversion of all of our outstanding junior preferred stock into shares of Class B common stock.
Class A common stock and Class B common stock
Except as described herein, our Class A common stock and Class B common stock have the same rights, are equal in all respects and are treated by us as if they were one class of shares.
Voting rights
Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as otherwise expressly provided in our restated certificate of incorporation or required by applicable law.
Dividends
Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid equally, identically and ratably, on a per share basis; provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such stock, as the case may be).
Liquidation
In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets available for distribution, if any, will be distributed among the holders of the shares of Class A common stock and Class B common stock, treated as a single class, pro rata based on the number of shares held by each such holder.
Subdivisions and combinations
If we subdivide or combine in any manner our outstanding shares of Class A common stock or Class B common stock, then all outstanding shares of Class A common stock and Class B common stock will be subdivided or combined in the same proportion and manner.
Conversion
Shares of Class A common stock are not convertible into any other class of shares. Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each share of Class B common stock shall automatically convert into one share of Class A common stock upon any transfer, except for certain transfers described in our restated certificate of incorporation.
Preferred stock
Under the terms of our restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, powers, privileges, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding.
Options
As of                , 2019, we had outstanding options to purchase an aggregate of                shares of our Class A common stock, with a weighted-average exercise price of approximately $          per share, and outstanding options to purchase an aggregate of                shares of our Class B common stock, with a weighted-average exercise price of approximately $          per share, in each case under our equity compensation plans. Options to purchase an aggregate of              shares of our Class A common stock and an aggregate of             shares of our Class B common stock were exercisable within 60 days of                , 2019.
Warrants
As of                , 2019, outstanding warrants to purchase an aggregate of                shares of our Class A common stock were held by members at our first location. These warrants are exercisable at any time prior to July 31, 2025 at an exercise price of $13.12 per share.
As of                , 2019, we also had outstanding warrants to purchase an aggregate of                shares of our Class A common stock. These warrants are exercisable at any time prior to February 8, 2026 at an exercise price of $0.001 per share.

Voting arrangements
Adam Neumann, our Co-Founder and Chief Executive Officer, and WE Holdings LLC, of which Adam Neumann serves as a managing member, have entered into voting arrangements with certain of our employees and investors. These voting arrangements, which will remain in effect after the completion of this offering, apply with respect to approximately        shares of our Class A common stock and        shares of our Class B common stock, which will represent approximately        % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) . Under these voting arrangements, the stockholders have granted to each of Adam Neumann and WE Holdings LLC an irrevocable proxy to vote the stockholders’ shares of Class A common stock and Class B common stock on all matters to be voted on by stockholders, except for shareholder votes in connection with Section 280G(b)(5) of the Internal Revenue Code of 1986, as amended (the “Code”).
Registration rights
Upon completion of this offering, we intend to enter into a registration rights agreement pursuant to which holders of approximately              shares of our outstanding common stock will be entitled to certain rights with respect to registration of their shares of common stock under the Securities Act.
Transfer agent and registrar
The transfer agent and registrar for our Class A common stock will be             .
Listing
We intend to apply to list our Class A common stock on the            under the symbol “WE”.

Description of indebtedness
Bank facilities
On November 12, 2015, we entered into a Second Amended and Restated Credit Agreement with a syndicate of lenders and J.P. Morgan Chase Bank, N.A., as administrative agent (as amended through the date hereof, the “credit agreement”). The credit agreement provides up to $650.0 million in revolving loans and letters of credit (the “senior credit facility”), subject to certain financial covenants. Borrowings under the senior credit facility bear interest at a rate per annum equal to, at our option, either (a) the Eurodollar Rate (as defined in the credit agreement) or (b) ABR (as defined in the credit agreement), in each case plus an applicable margin.
On November 21, 2017, we entered into a Letter of Credit Reimbursement Agreement with a syndicate of lenders and J.P. Morgan Chase Bank, N.A., as administrative agent (as amended through the date hereof, the “letter of credit reimbursement agreement”). The letter of credit reimbursement agreement provides for an additional $500.0 million in availability of standby letters of credit (the “Letter of Credit Facility” and, together with the senior credit facility, the “bank facilities”).
The revolving loans and letters of credit under the bank facilities will terminate in November 2020.
Any amounts borrowed under the credit agreement and reimbursement obligations under the Reimbursement agreement are guaranteed by certain of our domestic wholly-owned subsidiaries. Our obligations and the obligations of the guarantors under the credit agreement and letter of credit reimbursement agreement are secured on a pari passu basis (except with respect to certain cash collateral) by first-priority liens on substantially all of our assets, including the pledge of our equity interests in each of our and the guarantors’ direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantees and security requirements under each of the bank facilities are subject to certain customary exceptions and exclusions.
As of March 31, 2019, $925.7 million of stand‑by letters of credit were outstanding under a combination of the credit agreement and the letter of credit reimbursement agreement, the purpose of which is to guarantee payment under certain leases entered into by our wholly owned subsidiaries. We were in compliance with all of the covenants contained in the agreements governing the credit agreement and letter of credit reimbursement agreement as of March 31, 2019.
The credit agreement and the letter of credit reimbursement agreement contain certain covenants limiting our ability and the ability of our restricted subsidiaries to take certain actions.
Senior notes
On April 30, 2018, we issued $702.0 million in aggregate principal amount of 7.875% senior notes due 2025 pursuant to an indenture among the Company, the guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee. Interest on the senior notes accrues at the rate of 7.875% per annum and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The senior notes will mature on May 1, 2025.
The senior notes are guaranteed on a senior unsecured basis by all of our existing and future direct and indirect subsidiaries that guarantee the bank facilities or our other indebtedness or indebtedness of any subsidiary guarantor in excess of a specified threshold.
The senior notes are redeemable at our option, in whole or in part, at any time on or after February 1, 2025 (three months prior to their maturity date), at a redemption price equal to 100% of the principal amount of the senior notes redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. At any time prior to May 1, 2022, we may redeem up to 30% of the original principal amount of the senior notes with the proceeds of certain equity offerings at a redemption price of 107.875% of the principal amount of the senior notes, together with accrued and unpaid interest, if any, to but not including the redemption date. At any time prior to February 1, 2025 (three months prior to their maturity date), we may also redeem some or all of the senior notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus a “make-whole premium.”
The indenture governing the senior notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to take certain actions.
Upon the occurrence of specific kinds of changes of control, each holder of senior notes will have the right to cause us to repurchase some or all of their senior notes at 101% of their face amount plus accrued and unpaid interest to but not including the repurchase date. If we or our restricted subsidiaries sell assets, under certain circumstances, we will be required to use the net proceeds to make an offer to purchase senior notes at an offer price in cash in an amount equal to 100% of the principal amount of the senior notes plus accrued and unpaid interest to but not including the repurchase date.

Certain relationships and related party transactions
In addition to the executive officer and director compensation and employment arrangements discussed in “ Management ” and “ Executive compensation ”, the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been, are or would be a participant;

•	the amount involved in the transaction exceeds or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Stockholders’ agreement
We have entered into a stockholders’ agreement with the holders of our capital stock. The stockholders’ agreement grants to us a 10-day right of first refusal over most shares of our Class A common stock and Class B common stock, allowing us to purchase such shares on the same terms before the holder may sell the shares to other parties. In the event that we decline to exercise our right of first refusal, the stockholders’ agreement also grants to major holders of our senior preferred stock a similar 15-day right of first refusal, or the right to sell their own shares, on a pro rata basis, on the same terms. Since January 1, 2016, we have waived on certain occasions our right of first refusal in connection with the transfer by certain of our directors, executive officers and holders of more than 5% of a class of our capital stock and their affiliates.
The stockholders’ agreement terminates automatically in accordance with its terms immediately prior to the completion of this offering.
Registration rights agreement
Upon completion of this offering, we intend to enter into a registration rights agreement with certain holders of our common stock, including entities affiliated with certain of our directors and executive officers and holders of more than 5% of a class of our capital stock, pursuant to which they will be entitled to certain rights with respect to registration of their shares of common stock under the Securities Act. For a description of these registration rights, see “Description of capital stock—Registration rights”.
Indemnification agreements
Our restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by law, and we have entered into agreements with all of our existing directors and executive officers to that effect. We are also party to indemnification agreements with certain key team members and stockholders, including Ariel Tiger, Benchmark and the DAG entities.

Preferred stock financings
In 2016, we issued and sold an aggregate of 13,759,327 shares of our Series F preferred stock for aggregate gross proceeds of approximately $690.6 million. In 2017, we issued and sold an aggregate of 32,812,199 shares of our Series G preferred stock to SBWW Investments Limited, an affiliate of SoftBank Vision Fund L.P., for aggregate gross proceeds of approximately $1.7 billion. The following table presents the total number of shares of our preferred stock issued and sold to related parties since January 1, 2016:

Related party	Series F	Series G
JPM entities
Number of shares	298,851	—
Total purchase price	$15,000,004	$—
Hony entities
Number of shares	10,061,312	—
Total purchase price	$504,999,937	$—
Fidelity entities
Number of shares	368,817	—
Total purchase price	$18,511,755	$—
SBWW Investments Limited
Number of shares	—	32,812,199
Total purchase price	$—	$1,700,000,030

Upon the completion of this offering, all shares of our Series F preferred stock and all shares of our Series G preferred stock will convert into shares of our Class A common stock.
SoftBank financings and Creator Fund
Since January 1, 2016, SoftBank Group Corp., SoftBank Vision Fund L.P. and their respective affiliates (collectively, the “SoftBank entities”) have invested or committed to invest in us and our subsidiaries approximately $10.7 billion. In addition to the $1.7 billion invested by SBWW Investments Limited, an affiliate of SoftBank Vision Fund L.P., in connection with our Series G preferred stock financing, SoftBank entities have invested or committed to invest the following:

•	an aggregate of $1.7 billion in our regional joint ventures;

•	an aggregate of $1.3 billion pursuant to the 2017 tender offer;

•	$1.0 billion pursuant to the 2018 convertible note;

•	an aggregate of $2.5 billion pursuant to the 2018 warrant;

•	an aggregate of $1.0 billion pursuant to the 2019 tender offer; and

•	$1.5 billion pursuant to the 2019 warrant.
Convertible note and warrant agreements
On July 27, 2018, we entered into an agreement with SoftBank Group Corp. for the issuance of the 2018 convertible note in exchange for a commitment in an aggregate amount of $1.0 billion. On August 31, 2018, we drew down on the full $1.0 billion commitment. The 2018 convertible note matures on February 12, 2024, unless earlier converted in connection with certain triggering events, such as a qualifying initial public offering. Upon the completion of this offering, the 2018 convertible note will convert into                shares of Class A common stock.

On November 1, 2018, we entered into an agreement with SBWW Cayman, an affiliate of SoftBank Group Corp., pursuant to which we received funds of $2.5 billion in 2019 in exchange for the issuance of the 2018 warrant. Upon the completion of this offering, these warrants will be exercised for            shares of Class A common stock.
In January 2019, we entered into an additional agreement with SBWW Cayman pursuant to which SBWW Cayman will make a payment of $1.5 billion on April 3, 2020 in exchange for the issuance of the 2019 warrant, which will be automatically exercised on April 3, 2020 for shares of Class A common stock at a per-share price of $110 (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar recapitalization event from January 7, 2019 through April 3, 2020).
Tender offers
In connection with our Series G preferred stock financing, SBWW Investments Limited launched the 2017 tender offer to purchase up to $1.3 billion of shares of outstanding equity securities (including shares underlying vested options, exercisable warrants and convertible notes). The 2017 tender offer expired on October 25, 2017, and upon settlement SBWW Investments Limited purchased 22,871,249 shares of capital stock for an aggregate purchase price of approximately $1.3 billion.
Additionally, in connection with the 2019 warrant, SBWW Cayman launched the 2019 tender offer to purchase up to $1.0 billion of shares of outstanding equity securities (including shares underlying vested options, exercisable warrants and convertible notes). The 2019 tender offer expired on April 11, 2019, and upon settlement, SBWW Cayman purchased 18,518,518 shares of capital stock for an aggregate purchase price of approximately $1.0 billion.
Upon the completion of this offering, all shares of preferred stock acquired by the SoftBank entities in the 2017 tender offer and the 2019 tender offer will convert into shares of our Class A common stock.
Regional joint ventures
SoftBank entities have invested or committed to invest approximately $1.7 billion in these joint ventures. See “—Regional joint ventures and strategic partnerships”.
Creator Fund
During 2018, we launched a venture capital fund (the “Creator Fund”) that will promote our business through award programs (currently styled as “Creator Awards”) and such other investments in our members as we may determine. Softbank Group Capital Limited, a 99.99% equity owner in the Creator Fund, has committed $180 million to fund these awards. As of March 31, 2019, Softbank Group Capital Limited had funded $50.8 million of this amount.
In March 2019, we entered into an agreement pursuant to which Softbank Group Capital Limited will reimburse us up to $80 million for our performance of underwriting and production services for Creator Awards events between September 2017 and January 2021. Softbank Group Capital Limited funded $20 million during 2017 and an additional $40 million in 2019 related to Creator Award events that occurred during the period from September 1, 2017 through March 31, 2019. We expect to receive the remaining $20 million in January 2020.
Regional joint ventures and strategic partnerships
To facilitate our expansion into Asia, we formed a number of joint ventures, strategic partnerships and similar entities to drive growth in a capital-efficient manner. We now operate in China, Japan and the broader Pacific region through a series of joint ventures that we refer to as ChinaCo, JapanCo and

PacificCo, respectively. See “Business—Our organizational structure” for more detail about these joint ventures.
SoftBank entities and Hony entities have invested or committed to invest in ChinaCo approximately $650.0 million and $150.0 million, respectively. SoftBank entities have additionally invested or committed to invest approximately $500.0 million in each of JapanCo and PacificCo.
In April 2017, ChinaCo entered into an agreement pursuant to which Hony may receive up to 10,000,000 Class A ordinary shares of ChinaCo in consideration for services provided by John Zhao, who is a director of both our board of directors and ChinaCo’s board of directors and is the Chief Executive Officer of Hony. The shares generally vest in equal annual installments over five years from the date of the agreement.
In April 2018, we, ChinaCo and PacificCo entered into an agreement to purchase naked Hub (the “Naked Hub Agreement”). A portion of the consideration for the acquisition was shares of our Class A common stock. As of March 31, 2019, these shares have not yet been issued. In connection with this acquisition, ChinaCo provided us a promissory note, dated April 26, 2018, for an amount equal to the value of this stock consideration as set forth in the Naked Hub Agreement. This promissory note will be due and payable by ChinaCo in cash to us on upon completion of this offering.
Directors and officers
In May 2013, we issued loans to WE Holdings LLC, an entity Adam Neumann controls, totaling $10.4 million, with interest due at a rate of 0.2% per annum and a maturity date of May 30, 2016. These loans were collateralized with an aggregate of 14,559,510 shares of our common stock held by WE Holdings LLC. These collateral shares had been received by WE Holdings LLC prior to the loan transaction in exchange for services previously rendered to us. These loans also provided us the option to purchase 5,599,845 of the collateral shares for $1.85 per share, on the terms and subject to the conditions of the loan agreements. In May 2016, we exercised this option and purchased and retired the 5,599,845 shares, at which time the loans were no longer outstanding.
In February 2014, we issued additional loans to WE Holdings LLC totaling $15.0 million, with interest due at a rate of 0.2% per annum and a maturity date of February 4, 2017. These loans were collateralized with an aggregate of 2,798,825 shares of our common stock held by WE Holdings LLC. These collateral shares were received by WE Holdings LLC prior to the transaction in exchange for services previously rendered to us. These loans also provided us the option to purchase the collateral shares underlying the loans at the same price, on the terms and subject to the conditions of the loan agreements. In May 2016, we exercised this option and purchased and retired the 2,798,825 shares, at which time the loans were no longer outstanding.
In June 2016, we issued a loan to Adam Neumann totaling $7.0 million, with interest due at a rate of 0.64% per annum and a maturity date of June 14, 2019. In November 2017, Adam repaid the loan in full, including $0.1 million in interest, in cash.
In April 2019, we also issued a $362.0 million loan to Adam Neumann in connection with the early exercise of a stock option, with the shares received as a result of such option exercise subject to the vesting schedule of the option award and with the recourse promissory note secured by such shares. This loan has an interest rate of 2.89% and a maturity date of April 11, 2029. Prior to the initial filing of the registration statement of which this prospectus forms a part, this loan will be repaid or forgiven.
As of December 31, 2016, 2017 and 2018, we also had outstanding $6.3 million, $5.2 million and $4.6 million, respectively, in loans to Lew Frankfort, Jen Berrent and Artie Minson, each of which was issued in connection with restricted stock purchases and early exercises of stock options and each was secured by the relevant equity award, with interest rates ranging from 1.6% to 1.9%, which accrue and are due at maturity, ranging from 2023 to 2024. In June 2019, Lew Frankfort repaid the outstanding amounts of his loan, including interest. Since January 1, 2016, we have forgiven approximately $        million of the aggregate original principal amounts of these loans and received interest payments of approximately $        million. Prior to the initial filing of the registration statement of which this prospectus forms a part, such loans will be repaid or forgiven.
Real estate transactions
WPI Fund
Together with Rhône Group L.L.C., we have formed the WPI Fund. Steven Langman, who serves as one of our directors, co-founded and manages Rhône Group L.L.C. Steven Langman currently serves, and Adam Neumann previously served, on the management committees of the entities that advise and manage the WPI Fund. The entities that advise and manage the WPI Fund are each indirectly owned 50% by us and 50% by an affiliate of Rhône Group L.L.C.
In 2017, a subsidiary of ours received unsecured loans totaling $26.1 million, at an interest rate of 1.52%, from the WPI Fund. The loans were paid off in full in cash by us upon maturity on April 13, 2018.
On each of August 2, 2018 and November 7, 2018, we invested $25.0 million into the WPI Fund in the form of a no-interest convertible promissory note providing, among other things, for the option to release of the repayment obligation in exchange for an equity interest in equal amount, for an aggregate investment of $50.0 million. In February 2019, through the conversion of the equity interest option of each convertible promissory note, we funded a $50.0 million investment in the 424 Fifth Venture that simultaneously closed on the acquisition of an $850.0 million real estate investment located in New York City. The WPI Fund is also a 39.1% owner in the 424 Fifth Venture. Together with the WPI Fund, we secured financing for this acquisition from an affiliate of the JPM entities.
We have entered into operating lease agreements with the WPI Fund and landlord entities in which the WPI Fund has an interest, on what we believe to be commercially reasonable terms no less favorable to us than could have been obtained from unaffiliated third parties. During the years ended December 31, 2016, 2017 and 2018, no rent expense or cash payments had been recognized by us relating to these agreements as we were not yet occupying any properties owned by these entities and had not paid any rent under these leases. During the three months ended March 31, 2019, we made no cash payments but recognized $1.0 million of rent expense related to these leases. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, were approximately $423.7 million as of March 31, 2019.
Other lease agreements
We are, or have been since January 1, 2016, party to four lease agreements with landlord entities in which Adam Neumann holds ownership interests. See Note 24 to our consolidated financial statements included elsewhere in this prospectus regarding these leases. Of the landlord entities in which Adam Neumann also holds ownership interests, Miguel McKelvey also holds ownership interest in one and Ariel Tiger holds an ownership interest in another.
Adam and Miguel acquired their interests in the first landlord entity approximately two weeks before we entered into the lease agreement. Adam and Ariel acquired their interests in the second landlord entity approximately eleven months before we entered into the lease agreement. In the case of the other two entities, Adam acquired his interests in the landlord entities on the same day we signed the leases.
From time to time in the future we may enter into additional lease agreements with landlord entities and for properties in which Adam Neumann or other significant shareholders hold ownership interests. Any dispute with these landlord entities would be remedied in accordance with the terms of those leases relating to the landlord’s and tenant’s rights under those leases, which terms are substantially similar to such terms contained in our leases with other comparable third-party landlord entities, and in accordance with the requirements of applicable law.
Family relationships
In 2018, we made payments totaling $158,000 to an immediate family member of Adam Neumann, in connection with the family member’s role as the host of WeWork’s Creator Awards ceremonies. In addition during 2017 and 2018, we made payments totaling $189,054 and $162,825, respectively, to an immediate family member of Adam Neumann, who is employed as the head of our wellness offering. Adam Neumann does not have a direct financial interest in either transaction.
Membership and service agreements
We have entered into membership agreements and/or other agreements relating to the provision of Powered by We solutions with SoftBank entities and affiliates of Rhône Group L.L.C. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis. During the years ended December 31, 2016, 2017 and 2018 and three months ended March 31, 2019, we earned $0.1 million, $0.2 million, $18.8 million and $14.6 million, respectively, from such agreements with SoftBank entities. During the years ended December 31, 2016, 2017 and 2018 and three months ended March 31, 2019, we earned $0.1 million, $0.2 million, $3.2 million and $1.8 million, respectively, from such agreements with affiliates of Rhône Group L.L.C.
Policies and procedures for related party transactions
Our board of directors recognizes that transactions with related parties can present potential or actual conflicts of interest and may raise questions as to whether those transactions are consistent with our best interests and the best interests of our stockholders. Therefore, our board of directors has adopted a written policy on transactions with related parties, which is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our capital stock, and their immediate family members.
Under the policy, a related party must promptly disclose to our chief legal officer, general counsel or similar officer designated by the audit committee of the board of directors (i) any transaction in which we are a participant and that related party had or will have a direct or indirect interest and (ii) all material facts with respect thereto. Our chief legal officer, general counsel or other designated officer will make an initial assessment as to whether the transaction constitutes a related party transaction that would be reportable by us pursuant to Item 404(a) of Regulation S-K, in which case the transaction would require approval by either a majority of the members of our board of directors or all of the members of our audit committee.
Any member of the audit committee who is, or whose immediate family member is, or whose household member (other than a tenant or employee) is, a related party with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction.

Shares eligible for future sale
Prior to this offering, there has been no public market for our Class A common stock or Class B common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Class A common stock as well as our ability to raise equity capital in the future.
Upon completion of this offering, we will have                shares of Class A common stock issued and outstanding (or               shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and                shares of Class B common stock issued and outstanding.             shares of Class A common stock and               shares of Class B common stock also will be issuable upon the exercise of outstanding warrants and stock options.
Of these shares, the                shares of Class A common stock sold in this offering (or                shares, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining                shares of Class A common stock and the shares of Class B common stock will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are discussed below.
Lock-up agreements
We, each of our executive officers and directors and holders of substantially all of our Class A common stock (including securities convertible into or exchangeable for shares of our Class A common stock) have entered into lock-up agreements under which these parties have agreed not to sell or otherwise transfer their shares for a period of        days after the date of this prospectus. These lock-up restrictions are subject to certain exceptions and may be waived by                     at any time. As a result of these contractual restrictions, shares of our Class A common stock subject to lock-up agreements will not be eligible for sale, including pursuant to Rules 144 or 701 under the Securities Act as discussed below, until these agreements expire or the restrictions are waived by                     .
See “Underwriting” for a more complete description of the lock-up agreements.
Rule 144
All shares of our Class A common stock held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers and certain other related persons.
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares of our Class A common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our Class A common stock or (ii) an amount equal to the average weekly trading volume of our Class A common stock on the            during the four calendar weeks preceding such sale. Sales by affiliates under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, including the holding period of any prior owner other than one of our affiliates, will be entitled to freely sell such shares of our Class A common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144.
Rule 701
In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.
Registration statement on Form S-8
We intend to file with the SEC one or more registration statements on Form S-8 covering the shares of common stock reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.
Registration rights
Upon completion of this offering, holders of approximately              shares of our outstanding capital stock will be entitled to certain rights with respect to registration of their shares of Class A common stock under the Securities Act. For a description of these registration rights, see “Description of capital stock—Registration rights”. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

U.S. federal income tax considerations for non-U.S. holders
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our Class A common stock as a capital asset within the meaning of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, retirement plans, mutual funds, tax-exempt entities, holders who acquired our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal tax purposes, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, expatriates or holders who have a “functional currency” other than the U.S. dollar, holders who hold our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our Class A common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our Class A common stock.
This summary is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not any of the following:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal tax purposes are treated as a partner in a partnership holding shares of our Class A common stock should consult their tax advisors.

We recommend that prospective holders of our Class A common stock consult with their tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) of the ownership and disposition of our Class A common stock.
Distributions on our Class A common stock
In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such shares.
Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits”, subject to certain adjustments.
The foregoing discussion is subject to the discussion below under “— Foreign account tax compliance act”.
Gain on sale or other disposition of our Class A common stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our Class A common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we are not currently a U.S. real property holding corporation.
Foreign account tax compliance act
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on our Class A common stock to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non‑financial foreign entities unless (1) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (2) in the case of a non‑financial foreign entity, such entity certifies to the withholding agent that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, (3) the foreign financial institution or non‑financial foreign entity otherwise qualifies for an exemption from these rules or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information in clause (1) to its local tax authority, which will exchange such information with the U.S. authorities. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO A PROSPECTIVE HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON THE HOLDER’S SPECIFIC SITUATION. WE URGE PROSPECTIVE HOLDERS TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO PROSPECTIVE HOLDERS OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Underwriting
We are offering the shares of Class A common stock described in this prospectus through a number of underwriters.                 is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement that we will enter into with the underwriters, we will severally agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price after deducting the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares of Class A common stock

Total

The underwriters will be committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters will have an option to buy up to               additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise their option to purchase additional shares of Class A common stock. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares of Class A common stock are being offered hereby.
The underwriting discounts and commissions will be equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Class A common stock.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              . We have also agreed to reimburse the underwriters for certain of their expenses relating to the filing and clearance of the offering by FINRA as set forth in the underwriting agreement. Such reimbursement is deemed to be underwriting compensation by FINRA.
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.
The underwriters have informed us that they do not expect to sell more than 5% of the Class A common stock in the aggregate to accounts over which they exercise discretionary authority.
Subject to certain exceptions, we, our directors and executive officers and substantially all of the holders of our Class A common stock, and any securities convertible into or exercisable or exchangeable (directly or indirectly) for Class A common stock, have agreed not to, without the prior written consent of                     for a period of         days after the date of this prospectus, (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable (directly or indirectly) for shares of our Class A common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities (whether any such transaction described in clause (1) or (2) above is to be settled by the delivery of shares of Class A common stock or other securities, in cash or otherwise).
We will agree to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
We intend to apply to list the shares of Class A common stock on the            under the symbol “WE”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Class A common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the            , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.
Relationships with underwriters
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.
Selling restrictions outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the United Kingdom
This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons.
Any person who is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of the securities described in this prospectus may not be made in that Relevant Member State, except than an offer to the public in that Relevant Member State of the securities may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.
Notice to prospective investors in Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in Hong Kong
The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Notice to prospective investors in Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter will agree that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to prospective investors in Mexico
The shares of Class A common stock have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico. Any Mexican investor who acquires shares of Class A common stock does so at his or her own risk. The shares of Class A common stock will be initially placed with less than 100 persons in Mexico. Once placed, the shares can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.
Notice to prospective investors in Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal matters
The validity of the Class A common stock offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
Experts
The consolidated financial statements of WeWork Companies Inc. at December 31, 2017 and 2018, and for each of the three years in the period ended December 31, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Where you can find more information
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of Class A common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. Our filings with the SEC, including the registration statement, are available to you for free on the SEC’s internet website at www.sec.gov. Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC.
We also maintain an internet website at www.we.co. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

WeWork Companies Inc.
Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
WeWork Companies Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of WeWork Companies Inc. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock, noncontrolling interests and equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in period ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.
Adoption of ASU No. 2016-18 and ASU No. 2016-15
As discussed in Note 2 to the consolidated financial statements, the accompanying 2017 and 2016 consolidated financial statements have been retrospectively adjusted for the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash and ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force).
Basis of Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2015.
New York, NY
April 25, 2019

WeWork Companies Inc.
Consolidated Balance Sheets

	December 31,
(Amounts in thousands, except share and per share amounts)	2017	2018
Assets
Current assets:
Cash and cash equivalents (1)	$2,020,805	$1,744,209
Accounts receivable and accrued revenue, net of allowance of $1,713 and $4,562 in 2017 and 2018, respectively	35,582	99,525
Lease incentives receivable (including amounts due from related parties of $10,336 and $1,988 in 2017 and 2018, respectively)	117,779	232,243
Due from related parties	1,200	2,500
Other current assets (including loans to employees of $1,790 and $0 in 2017 and 2018, respectively)	251,730	385,601
Total current assets	2,427,096	2,464,078
Property and equipment, net	2,337,092	4,368,772
Restricted cash (1)	150,314	419,733
Deferred lease acquisition costs, net	31,031	69,387
Equity method and other investments	57,217	218,435
Goodwill	156,117	681,017
Intangible assets, net	84,519	159,143
Other assets (including loans to employees of $2,000 and $5,667 in 2017 and 2018, respectively)	120,686	264,351
Total assets (1)	$5,364,072	$8,644,916

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$314,267	$826,396
Members’ service retainers	195,081	396,857
Capital lease obligations, current portion	1,649	1,958
Loans payable to related parties	26,088	—
Deferred revenue (including amounts from related parties of $20,702 and $20,218 in 2017 and 2018, respectively)	48,849	113,237
Other current liabilities	64,653	270,640
Total current liabilities	650,587	1,609,088
Deferred rent (including amounts due to related parties of $18,895 and $49,140 in 2017 and 2018, respectively)	1,636,587	2,831,747
Long-term debt, net	—	748,814
Convertible related party liabilities, net	—	949,985
Capital lease obligations (including amounts due to related parties of $34,629 and $35,166 in 2017 and 2018, respectively)	50,764	50,785
Other liabilities	64,104	91,173
Deferred income taxes	4,469	2,567
Total liabilities (1)	2,406,511	6,284,159
Commitments and contingencies (Note 23)
Convertible preferred stock; 187,847,306 shares authorized at December 31, 2018, and 170,300,623 and 171,757,571 shares issued and outstanding at December 31, 2017 and 2018, respectively	3,405,435	3,498,696
Noncontrolling interests	854,577	1,320,637

WeWork Companies Inc.
Consolidated Balance Sheets—(Continued)

	December 31,
(Amounts in thousands, except share and per share amounts)	2017	2018
Equity
WeWork Companies Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 479,934,875 shares authorized at December 31, 2018, and 30,299,542 and 30,979,421 shares issued and outstanding at December 31, 2017 and 2018, respectively	30	31
Common stock Class B; par value $0.001; 183,942,797 shares authorized at December 31, 2018, and 131,787,453 and 133,660,176 shares issued and outstanding at December 31, 2017 and 2018, respectively	132	134
Additional paid-in capital	407,804	797,963
Accumulated other comprehensive income (loss)	(9,924)	15,511
Accumulated deficit	(1,700,493)	(3,311,285)
Total WeWork Companies Inc. shareholders’ equity (deficit)	(1,302,451)	(2,497,646)
Noncontrolling interests	—	39,070
Total equity (deficit)	(1,302,451)	(2,458,576)
Total liabilities and equity	$5,364,072	$8,644,916

(1)
The Company’s consolidated balance sheets include assets of consolidated variable interest entities (“VIEs”) and liabilities of the VIE for which creditors do not have recourse against the general credit of the Company. As of December 31, 2017 and 2018 , total assets of consolidated VIEs, after intercompany eliminations, were $935.8 million and $2.1 billion , respectively, including  $727.3 million and $826.0 million of cash and cash equivalents, respectively, and $20.0 million and $74.8 million of restricted cash, respectively. Total liabilities of consolidated VIEs were $92.7 million and $597.8 million as of December 31, 2017 and 2018 , respectively. See Note 5 for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Operations

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2016	2017	2018

Revenue (includes amounts from related parties of $216, $365, and $21,982 in 2016, 2017 and 2018, respectively. See Note 24)	$436,099	$886,004	$1,821,751

Expenses:
Community operating expenses (exclusive of depreciation and amortization shown separately below)	433,167	814,782	1,521,129
Other operating expenses (exclusive of depreciation and amortization shown separately below)	—	1,677	106,788
Pre-opening community expenses	115,749	131,324	357,831
Sales and marketing expenses	43,428	143,424	378,729
Growth and new market development expenses	35,731	109,719	477,273
General and administrative expenses (includes stock-based compensation of $17,367, $260,662 and $18,019 in 2016, 2017 and 2018, respectively)	115,346	454,020	357,486
Depreciation and amortization	88,952	162,892	313,514
Total expenses (includes amounts to related parties of $4,677, $7,363, and $10,770 in 2016, 2017 and 2018, respectively. See Note 24)	832,373	1,817,838	3,512,750

Loss from operations	(396,274)	(931,834)	(1,690,999)

Interest and other income (expense), net:
Income (loss) from equity method and other investments	(359)	(30,900)	(12,638)
Interest expense (includes amounts to related parties of $3,177, $3,093, and $122,852 in 2016, 2017 and 2018, respectively. See Notes 13 and 24)	(12,351)	(15,459)	(183,697)
Interest income	2,477	9,531	37,663
Foreign currency gain (loss)	(23,167)	29,441	(78,598)
Total interest and other income (expense), net	(33,400)	(7,387)	(237,270)

Pre-tax loss	(429,674)	(939,221)	(1,928,269)
Income tax benefit (provision)	(16)	5,727	850
Net loss	(429,690)	(933,494)	(1,927,419)
Net loss attributable to noncontrolling interests:
Noncontrolling interests — mezzanine	—	49,500	292,134
Noncontrolling interest — equity	—	—	24,493
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)	$(1,610,792)
Net loss per share attributable to Class A and Class B common stockholders (see Note 22):
Basic	$(2.66)	$(5.54)	$(9.87)
Diluted	$(2.66)	$(5.54)	$(9.87)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	161,324,940	159,689,116	163,148,918
Pro forma net loss per share attributable to Class A and Class B common stockholders (see Note 22):
Basic			$(4.76)
Diluted			$(4.76)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted			338,368,587

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Net loss	$(429,690)	$(933,494)	$(1,927,419)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0 in 2016, 2017, and 2018	9,463	(18,695)	7,666
Other comprehensive income (loss), net of tax	9,463	(18,695)	7,666

Comprehensive loss	(420,227)	(952,189)	(1,919,753)
Net (income) loss attributable to noncontrolling interests	—	49,500	316,627
Other comprehensive (income) loss attributable to noncontrolling interests	—	766	18,931
Comprehensive loss attributable to WeWork Companies Inc.	$(420,227)	$(901,923)	$(1,584,195)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests, and Equity
For the year ended December 31, 2016

	Convertible
	Preferred Stock		Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Interests
Balance—December 31, 2015	123,142,901	$1,002,388	$—
Issuance of Series F Preferred Stock and associated warrants	13,759,327	675,913	—
Balance—December 31, 2016	136,902,228	$1,678,301	$—

	WeWork Companies, Inc. Shareholders’ Equity (Deficit)
						Accumulated
	Common Stock		Common Stock		Additional	Other
	Class A		Class B		Paid-In	Comprehensive	Accumulated	Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	Total
Balance—December 31, 2015	7,587,640	$8	157,626,552	$158	$50,087	$(1,458)	$(386,809)	$—	$(338,014)
Issuance of Series F Preferred Stock and associated warrants	—	—	—	—	3,988	—	—	—	3,988
Issuance of stock for services rendered	44,665	—	—	—	1,594	—	—	—	1,594
Stock-based compensation	568,777	—	1,155,718	1	23,201	—	—	—	23,202
Exercise of stock options	3,830	—	233,644	—	370	—	—	—	370
Common share repurchase and retirement	—	—	(8,398,670)	(8)	6,382	—	—	—	6,374
Issuance of common stock for equity method investment	22,852	—	—	—	1,147	—	—	—	1,147
Net loss	—	—	—	—	—	—	(429,690)	—	(429,690)
Other comprehensive income (loss), net of tax	—	—	—	—	—	9,463	—	—	9,463
Balance—December 31, 2016	8,227,764	$8	150,617,244	$151	$86,769	$8,005	$(816,499)	$—	$(721,566)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests, and Equity
For the year ended December 31, 2017

	Convertible
	Preferred Stock		Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Interests
Balance—December 31, 2016	136,902,228	$1,678,301	$—
Issuance of Series G Preferred Stock	32,812,199	1,714,242	—
Conversion of convertible note	334,228	—	—
Issuance of stock for services rendered	—	—	4,840
Contributions by noncontrolling interests	—	—	900,003
Issuance of stock in connection with acquisitions	251,968	12,892	—
Net loss	—	—	(49,500)
Other comprehensive income (loss), net of tax	—	—	(766)
Balance—December 31, 2017	170,300,623	$3,405,435	$854,577

	WeWork Companies, Inc. Shareholders’ Equity (Deficit)
						Accumulated
	Common Stock		Common Stock		Additional	Other
	Class A		Class B		Paid-In	Comprehensive	Accumulated	Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	Total
Balance—December 31, 2016	8,227,764	$8	150,617,244	$151	$86,769	$8,005	$(816,499)	$—	$(721,566)
Transfer of Common Stock Class B to Class A	21,119,429	21	(21,119,429)	(21)	—	—	—	—	—
Issuance of stock for services rendered	36,018	—	—	—	3,415	—	—	—	3,415
Stock-based compensation	310,153	1	150,700	—	297,869	—	—	—	297,870
Exercise of stock options	368,070	—	1,373,984	1	8,675	—	—	—	8,676
Exercise of warrants	—	—	764,954	1	601	—	—	—	602
Issuance of stock in connection with acquisitions	238,108	—	—	—	10,475	—	—	—	10,475
Net loss	—	—	—	—	—	—	(883,994)	—	(883,994)
Other comprehensive income (loss), net of tax	—	—	—	—	—	(17,929)	—	—	(17,929)
Balance—December 31, 2017	30,299,542	$30	131,787,453	$132	$407,804	$(9,924)	$(1,700,493)	$—	$(1,302,451)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests, and Equity
For the year ended December 31, 2018

	Convertible
	Preferred Stock		Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Interests
Balance—December 31, 2017	170,300,623	$3,405,435	$854,577
Issuance of noncontrolling interests	—	—	720,513
Issuance of stock for services rendered	—	—	1,798
Issuance of stock in connection with acquisitions	1,456,948	93,261	55,105
Net loss	—	—	(292,134)
Other comprehensive income (loss), net of tax	—	—	(19,222)
Balance—December 31, 2018	171,757,571	$3,498,696	$1,320,637

	WeWork Companies, Inc. Shareholders’ Equity (Deficit)
						Accumulated
	Common Stock		Common Stock		Additional	Other
	Class A		Class B		Paid-In	Comprehensive	Accumulated	Noncontrolling
(Amounts in thousands, except share amounts)	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	Total
Balance—December 31, 2017	30,299,542	$30	131,787,453	$132	$407,804	$(9,924)	$(1,700,493)	$—	$(1,302,451)
Transfer of Common Stock Class B to Class A	18,182	—	(18,182)	—	—	—	—	—	—
Issuance of stock for services rendered	62,351	—	—	—	15,663	—	—	2,557	18,220
Stock-based compensation	419,217	1	74,538	—	85,657	—	—	184	85,842
Exercise of stock options	114,614	—	443,513	—	2,934	—	—	—	2,934
Exercise of warrants	—	—	1,577,434	2	569	—	—	—	571
Issuance of stock in connection with acquisitions	65,515	—	—	—	119,530	1,098	—	4,198	124,826
Issuance of stockholder notes receivable (see Note 21)	—	—	—	—	(19,599)	—	—	—	(19,599)
Issuance of noncontrolling interests	—	—	—	—	24,666	(2,260)	—	56,333	78,739
Transactions with principal shareholder (see Note 13)	—	—	—	—	169,961	—	—	—	169,961
Gain on transfer to consolidated variable interest entity	—	—	—	—	1,217	—	—	—	1,217
Common share repurchase and retirement	—	—	(204,580)	—	(10,439)	—	—	—	(10,439)
Net loss	—	—	—	—	—	—	(1,610,792)	(24,493)	(1,635,285)
Other comprehensive income (loss), net of tax	—	—	—	—	—	26,597	—	291	26,888
Balance—December 31, 2018	30,979,421	$31	133,660,176	$134	$797,963	$15,511	$(3,311,285)	$39,070	$(2,458,576)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Cash Flows from Operating Activities:
Net loss	$(429,690)	$(933,494)	$(1,927,419)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	88,952	162,892	313,514
Impairment of property and equipment	—	6,797	29,572
Stock-based compensation expense	22,660	295,362	69,400
Cash paid to settle employee stock awards	—	—	(13,939)
Issuance of common stock for services rendered	1,594	7,327	18,957
Noncash interest expense	2,436	3,673	127,716
Provision for allowance for doubtful accounts	2,317	4,546	6,722
(Income) loss from equity method and other investments	359	30,900	12,638
Foreign currency (gain) loss	23,415	(29,419)	80,587
Contingent consideration fair market value adjustment	—	—	76,439
Changes in operating assets and liabilities:
Accounts receivable and accrued revenue	(13,877)	(22,052)	(69,403)
Lease incentives receivable	46,234	(64,948)	(121,734)
Deferred lease acquisition costs	(7,630)	(18,258)	(40,352)
Other assets	(29,534)	(88,467)	(211,690)
Accounts payable and accrued expenses	12,862	96,360	147,627
Deferred rent	451,344	752,063	1,278,348
Deferred revenue	5,505	35,348	54,782
Other liabilities	(42)	13,391	1,618
Deferred income taxes	—	(8,029)	(10,112)
Net cash provided by (used in) operating activities	176,905	243,992	(176,729)
Cash Flows from Investing Activities:
Purchases of property and equipment	(776,074)	(1,023,953)	(2,055,020)
Capitalized software	(2,317)	(8,393)	(8,891)
Sale of software license	—	—	9,000
Change in security deposits with landlords	(9,578)	(67,124)	(95,463)
Proceeds from sale or redemption of investments	—	12,800	2,202
Contributions to investments	(19,703)	(56,483)	(121,626)
Loans to employees and related parties	(10,273)	9,796	(1,859)
Cash used for acquisitions	(580)	(243,410)	(204,141)
Net cash used in investing activities	(818,525)	(1,376,767)	(2,475,798)

WeWork Companies Inc.
Consolidated Statements of Cash Flows—(Continued)

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under capital leases	(1,116)	(1,350)	(1,869)
Proceeds from issuance of debt	—	—	768,795
Proceeds from issuance of convertible related party liabilities	—	—	1,000,000
Repayments of debt	—	—	(1,085)
Debt and equity issuance costs	(1,306)	(3,568)	(23,227)
Loans payable to related parties	—	26,088	(27,552)
Proceeds from sale of Series F Preferred Stock and associated warrants	679,901	—	—
Proceeds from sale of Series G Preferred Stock	—	1,697,761	—
Proceeds from exercise of stock options and warrants	1,228	8,939	3,505
Proceeds from issuance of noncontrolling interests	—	900,003	747,907
Payments for contingent consideration and holdback of acquisition proceeds	—	—	(14,436)
Change in members’ service retainers	49,201	96,442	206,431
Net cash provided by financing activities	727,908	2,724,315	2,658,469
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	(2,261)	(763)	(13,119)
Net increase (decrease) in cash, cash equivalents, and restricted cash	84,027	1,590,777	(7,177)
Cash, cash equivalents, and restricted cash—Beginning of period	496,315	580,342	2,171,119
Cash, cash equivalents, and restricted cash—End of period	$580,342	$2,171,119	$2,163,942

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Supplemental Cash Flow Disclosures:
Cash paid during the period for interest	$4,656	$6,685	$41,326
Cash paid during the period for income taxes, net of refunds	8	11	4,376
Cash received for tenant improvement allowances	325,294	452,090	673,415
Supplemental Disclosure of Non-cash Investing & Financing Activities:
Property and equipment included in accounts payable and accrued expenses	76,740	174,747	485,037
Issuance of common and preferred shares for acquisitions	—	23,367	274,118
Acquisition consideration holdback included in other liabilities	—	22,189	43,156
Issuance of common shares for equity method and other investments	1,147	—	—
Issuance of shares for goods received capitalized in property and equipment	—	901	1,087
Transfer of acquisition deposit to contribution to equity method investment	—	—	52,858
Net loss on issuance of Series G Preferred Stock	—	16,481	—
Vesting of shares related to early exercise of stock options	573	210	105
Common share repurchase and retirement	6,374	454	289

The following table provides a reconciliation of cash, cash equivalents, and restricted cash as reported within the accompanying consolidated balance sheets to the total of the same amounts as reported in the accompanying consolidated statements of cash flows.

	December 31,
(Amounts in thousands)	2016	2017	2018
Cash and cash equivalents	$506,597	$2,020,805	$1,744,209
Restricted cash	73,745	150,314	419,733
Cash, cash equivalents, and restricted cash	$580,342	$2,171,119	$2,163,942

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 1. Organization and Business
WeWork Companies Inc. (“WeWork”, “The We Company”, or the “Company”) was founded in 2010. Our global platform provides members with flexible access to spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure. Our members can choose among a variety of workplace solutions, including dedicated solutions that provide move-in ready private office and shared workspace options, configured workplace solutions that provide private floors or whole offices configured to member needs, and on-demand solutions that provide access to workstations as needed by the hour, day or month. We also provide our members with access to services from us, third parties and our partners, enabling our members to work, live and grow more successfully.
The Company’s operations are headquartered in New York.
All references to “we”, “us”, “our”, “WeWork”, “The We Company”, and the “Company” are references to WeWork Companies Inc. and its subsidiaries on a consolidated basis.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation — The accompanying consolidated financial statements and notes to the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company, its majority‑owned subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.
The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.
The Creator Fund, WeWork Waller Creek, ChinaCo, JapanCo, and PacificCo (each as defined and discussed in Note 5) are the Company’s only consolidated VIEs as of December 31, 2017 and 2018. The Company had no consolidated VIEs as of December 31, 2016. See Note 9 for discussion of the Company’s non-consolidated VIEs.
A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and the presentation of net income is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.
The Company’s convertible preferred stock and noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the control of the Company are classified outside of permanent equity. As it is not probable that amounts will become redeemable, no remeasurement is required. The Company will continue to monitor the probability of redemption.
The Company’s noncontrolling interests represent substantive profit-sharing arrangements and profits and losses are attributed to the controlling and noncontrolling interests using the hypothetical-liquidation-at-book-value method.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Use of Estimates — The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid marketable securities with original maturities of three months or less at the time of purchase. Cash equivalents are presented at cost, which approximates fair value.
Restricted Cash — Restricted cash consists primarily of amounts provided to banks to secure letters of credit issued under the Company’s amended and restated credit agreements as required by various leases.
Allowance for Doubtful Accounts — Management determines an allowance that reflects its best estimate of the accounts receivable due from members, related parties, landlords, and others that will not be collected. Management considers many factors in considering its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, and income trends. Recorded liabilities associated with members’ service retainers are also considered when estimating the allowance for doubtful accounts as we have the contractual right to apply members’ service retainers to outstanding receivables.
Receivables are written off when deemed uncollectable. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. As of December 31, 2017 and 2018, the Company recorded $1.7 million and $4.6 million, respectively, as an allowance for doubtful accounts.
Lease Incentives Receivable — Lease incentives receivable primarily represent amounts paid by the Company for completed leasehold improvements that are reimbursable pursuant to lease provisions with relevant landlords and receivables for broker commissions earned for negotiating certain of the Company’s leases.
Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. A variety of costs are incurred in the construction of leasehold improvements including development costs, construction costs, salaries and related costs, and other costs incurred during the period of development. After a determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The Company capitalizes costs until a project is substantially completed and occupied, or held available for occupancy, and capitalizes only those costs associated with the portions under development. Subsequent expenditures that extend the useful life of an asset are also capitalized. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease using the straight‑line method. Furniture and equipment are depreciated over three to twenty years also using the straight-line method. Costs associated with repairs and maintenance of property and equipment that do not extend the normal useful life of an asset are expensed as incurred and amounted to $4.4 million, $10.7 million, and $25.0 million for the years ended December 31, 2016, 2017, and 2018, respectively.
Business Combination — We include the financial results of businesses that we acquire from the date of acquisition. We determine the fair value of assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Transaction costs associated with business combinations are expensed as incurred, and are included in growth and new market development expenses in our consolidated statements of operations.
Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the fair value of the assets acquired less liabilities assumed in connection with the acquisition. Goodwill is not amortized, but instead is tested for impairment at least annually at each reporting unit level, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired, and is required to be written down when impaired.
The guidance for goodwill impairment testing begins with an optional qualitative assessment to determine whether it is more likely than not that goodwill is impaired. The Company is not required to perform a quantitative impairment test unless it is determined, based on the results of the qualitative assessment, that it is more likely than not that goodwill is impaired. The quantitative impairment test is prepared at the reporting unit level. In performing the impairment test, management compares the estimated fair values of the applicable reporting units to their aggregate carrying values, including goodwill. If the carrying amounts of a reporting unit including goodwill were to exceed the fair value of the reporting unit, an impairment loss is recognized within our consolidated statements of operations in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
The process of evaluating goodwill for impairment requires judgments and assumptions to be made to determine the fair value of the reporting unit, including discounted cash flow calculations, assumptions market participants would make in valuing each reporting unit and the level of the Company’s own share price.
Intangible Assets, net — The Company capitalizes purchased software and computer software development costs for internal use when the amounts have a useful life or contractual term greater than twelve months. Purchased software consists of software products and licenses which are amortized over the lesser of their estimated useful life or the contractual term. Internally developed software costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external direct costs of the development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of substantially all testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable that the expenditure will result in additional functionality. Internal use software is amortized on a straight‑line basis over its estimated useful life, generally three years. Maintenance and training costs are expensed as incurred.
Acquired intangible assets are carried at cost and finite-lived intangible asset are amortized on a straight-line basis over their estimated useful lives. We determine the appropriate useful life of our intangible assets by measuring the expected cash flows of acquired assets. The useful life of the Company’s finite-lived intangible assets range from one to ten years.
The Company tests goodwill and indefinite-lived intangible asset balances for impairment annually in the fourth quarter of each year as of October 1, or more frequently if circumstances indicate that the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

value of goodwill may be impaired. Management has concluded there was no goodwill or indefinite-lived intangible asset impairment during the years ended December 31, 2016, 2017, and 2018.
Impairment of Long‑Lived Assets — Long‑lived assets, including property and equipment, capitalized software, and other finite-lived intangible assets, are evaluated for recoverability when events or changes in circumstances indicate that the asset may have been impaired. In evaluating an asset for recoverability, the Company considers the future cash flows expected to result from the continued use of the asset and the eventual disposition of the asset. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value of the asset is recognized. During the years ended December 31, 2017 and 2018, the Company recorded $6.8 million and $29.6 million, respectively, in impairment charges and property and equipment write-offs relating to excess, obsolete, or slow-moving inventory of furniture and equipment, early termination of leases and dead deals. The impairment expense is included as a component of growth and new market development expenses in the accompanying consolidated statements of operations. There were no impairment charges recognized for the year ended December 31, 2016.
Deferred Financing Costs — Deferred financing costs consist of fees and costs incurred to obtain financing. Such costs are capitalized and amortized as interest expense using the effective interest method, over the term of the related loan. As of December 31, 2016, 2017, and 2018, the Company recorded $3.8 million, $6.2 million, and $10.7 million, respectively, of deferred financing costs, net of accumulated amortization, in other assets in the accompanying consolidated balance sheets related to the Company’s credit agreements (see Note 23). As of December 31, 2018, the Company has also recorded $16.2 million of unamortized deferred financing costs as a reduction to the long-term debt, net discussed in Note 12. For the years ended December 31, 2016, 2017, and 2018, the Company recognized $0.8 million, $1.2 million, and $3.2 million, respectively, in interest expense, relating to the amortization of deferred financing costs.
Members’ Service Retainers — Prior to moving into an office, members are generally required to provide the Company with a service retainer as detailed in their membership agreement.  In the event of non-payment of membership or other fees by a member, pursuant to the terms of the membership agreements, the amount of the service retainer may be applied against the member’s unpaid balance.
Leases and Deferred Rent Liabilities — The Company leases property for its collaborative workspaces and other locations. At the inception of each lease, management determines its classification as an operating or capital lease. For leases that qualify as operating leases, the Company recognizes the associated rent expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.
A large majority of the lease agreements contain provisions for free rent periods, rent escalation, tenant improvement allowances, brokerage commissions received by the Company for negotiating the Company’s leases, and/or contingent rent.
The Company expends cash for leasehold improvements and to build out and equip its leased locations. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. The Company may also receive a broker commission for negotiating certain of the Company’s leases. When contractually due to us, these amounts are recorded as a lease incentive receivable and an increase in the deferred rent liability on the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

consolidated balance sheets and then the deferred rent liability established is amortized on a straight-line basis over the lease term as a reduction to rent expense. The lease incentive receivable is reduced when the cash has been collected from the landlord.
Free rent periods and rent escalation clauses are also recorded on a straight-line basis over the lease term. In the initial years of a lease term that includes a free rent period and rent escalation clauses, cash payments are generally less than the rent expense recorded on a straight-line basis and the difference is recorded as an increase to the deferred rent liability on the consolidated balance sheets. In the later years of a lease term that includes a free rent period and rent escalation clauses, cash rental payments are generally higher than the amount of expense recognized on a straight-line basis and the deferred rent liability established in the earlier years of the lease term will amortize down to zero at the end of the lease. As a result, the portion of the unamortized balance of the deferred rent liability related to free rent periods and rent escalation clauses represents a future obligation to expend cash. The current portion of the deferred rent liability, that represents the net decrease in the deferred rent liability over the next twelve months, relating to the scheduled amortization of the tenant improvement allowances and broker commissions received and the amortization of the straight-line impact of free rent periods and rent escalations, is included as a component of other current liabilities on the accompanying consolidated balance sheets.
Certain leases provide for contingent rent, determined in whole or in part, based on attainment of certain performance metrics. Once the achievement of the relevant thresholds are deemed to be probable and the contingent rent is estimable, contingent rent is accrued in proportion to the relevant performance during the period. Contingent rent reported in rent expense was $3.7 million, $7.7 million, and $22.7 million for the years ended December 31, 2016, 2017, and 2018, respectively.
All rent expense incurred before a workspace location opens for business is recorded in pre-opening community expenses on the accompanying consolidated statements of operations. Once a location opens for business to its members, the location’s rent expense is included in community operating expenses on the accompanying consolidated statements of operations.
In addition, most leases require payment of real estate taxes, insurance, and certain common area maintenance costs in addition to minimum rent payments. These amounts are also included in community operating expenses or pre-opening community expenses on the accompanying consolidated statement of operations based on the status of the respective workspace location.
Costs to acquire leases are capitalized and recorded as deferred lease acquisition costs in the accompanying consolidated balance sheets. These amounts are amortized on a straight-line basis over the term of the lease as an increase to depreciation and amortization expense on the accompanying consolidated statements of operations.
For leases that qualify as capital leases, the related assets and lease obligation are initially measured at the lower of estimated fair value or present value of the minimum lease payments. The present value of minimum lease payments is calculated for payments during the lease term using the lower of the Company’s estimated incremental borrowing rate or the rate implicit in the lease, if known. Payments are allocated between a reduction of the lease obligation and interest expense using the effective interest method. Assets related to capital lease obligations are recorded in property and equipment as capital lease assets. Assets under capital leases are depreciated over the shorter of the estimated useful life or the lease term and the expense is included as a component of depreciation and amortization expense on the accompanying consolidated statements of operations.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Asset Retirement Obligations — Certain lease agreements contain provisions that require the Company to remove leasehold improvements at the end of the lease term. When such an obligation exists, the Company records an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful life. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.
Income Taxes — The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are enacted. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.
Revenue Recognition — The Company provides memberships to individuals and companies that affords these individuals and companies access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), a monthly allowance of conference room hours and prints/copies, and access to the WeWork mobile application. The price of each membership is variable, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space per office.
Membership revenue consists primarily of fees from members and is recognized monthly, on a ratable basis, over the life of the agreement, as access to office space is provided. All services included in a monthly membership allowance that remain unused at the end of a given month expire. Service revenue consists primarily of additional billings to members for the ancillary services they may access through their memberships, in excess of the monthly allowances included in membership revenue, commissions earned by the Company on various services and benefits provided to our members and management fee income for the services provided to unconsolidated locations in India . Service revenue is recognized on a monthly basis as the services are provided. Other revenue includes income generated from sponsorships and ticket sales from WeWork branded events and is recognized upon the occurrence of the event. Other revenue also includes other management and advisory fees earned, design fees earned, and revenue generated from various We Company offerings. The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) services have been provided; (3) the collection of fees is reasonably assured; and (4) the amount of fees to be paid is fixed or determinable.
The Company recognizes revenue from design and development services performed in conjunction with design and construction contracts using the percentage-of-completion method based primarily on contract cost incurred to date compared to total estimated contract cost. Contracts are generally segmented between types of services, such as design and construction, and accordingly, revenues related to each activity is recognized as those separate services are rendered.  Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Revenue recognized in excess of amounts billed is classified as accrued revenue on the accompanying balance sheets. Amounts billed to clients in excess of revenue recognized to date are classified as other current liabilities. The Company anticipates that substantially all incurred costs

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

associated with contract work in progress as of December 31, 2018 will be billed and collected in 2019. Revenues recognized in conjunction with our Powered by We solutions are included within other revenue in the following table.
Taxes collected from members and remitted to governmental authorities are presented on a net basis.
The components of revenue are as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Membership and service revenue	$434,355	$866,898	$1,697,336
Other revenue	1,744	19,106	124,415
Total revenue	$436,099	$886,004	$1,821,751

Community Operating Expenses — Community operating expenses are expensed as incurred and relate only to WeWork and WeLive locations that are open for member operations. The primary components of community operating expenses are rent expense, tenancy costs including the Company’s share of real estate and related taxes and common area maintenance charges, personnel and related expenses, stock‑based compensation expense, building operational costs such as utilities, maintenance, and cleaning, insurance costs, office expenses such as telephone, internet, and printing costs, security expenses, credit card processing fees, food and other consumables, and other costs of operating our collaborative workspace locations. Employee compensation costs included in community operating expenses relate to the salaries, bonuses and benefits relating to the teams managing our community location on a daily basis, including member relations, new member sales and member retention, and facilities management, as well as costs for corporate functions that directly support the operations of our locations, such as personnel costs associated with the Company’s billings, collections, purchasing, and accounts payable functions. Sales incentive bonuses are also paid to employees as a means of compensating the community team members responsible for location level sales and member retention efforts.
Other Operating Expenses — Other operating expenses are expensed as incurred and primarily relate to costs of operating and providing goods and services by We Company offerings that have surpassed the initial incubation phase of their development. For the year ended December 31, 2017 and 2018, this included the costs of operating and providing goods and services by Meetup, Inc., Flatiron School, Inc. and Conductor, Inc. in the period subsequent to their acquisition as described in Note 6 .
Pre-opening Community Expenses — Pre-opening community expenses are expensed as incurred and consist of expenses incurred before a WeWork collaborative workspace location opens for member operations. The primary components of pre-opening community expenses are rent expense, the Company’s share of real estate and related taxes, common area maintenance charges, utilities, cleaning, personnel and related expenses, and other costs of opening our locations.
Sales and Marketing — Sales and marketing expenses are expensed as incurred and consist primarily of advertising costs, personnel and related expenses and stock-based compensation expense related to our sales, marketing, branding, public affairs, and events teams, member referral fees, and costs associated with strategic marketing events. During the years ended December 31, 2016, 2017

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

and 2018, the Company recorded $14.8 million, $40.9 million and $91.2 million, respectively, of advertising expenses.
Growth and New Market Development Expenses — Growth and new market development expenses are expensed as incurred and consist primarily of non-capitalized design, development, warehousing, logistics and real estate costs, expenses incurred researching and pursuing new markets, solutions and services, and other expenses related to the Company’s growth and global expansion. These costs include non-capitalized personnel and related expenses for our development, design, product, research, real estate, talent acquisition, mergers and acquisitions, legal, and technology research and development teams and related professional fees and other expenses incurred such as recruiting fees, employee relocation costs, due diligence, integration costs, transaction costs, contingent consideration fair value adjustments relating to acquisitions, and other asset impairments and write-offs.
Growth and new market development expenses also include cost of goods sold in connection with our Powered by We solutions and costs of providing goods and services by We Company offerings that are still in the initial incubation stage of their development and which are not included in other operating expenses above.
General and Administrative Expenses — General and administrative expenses are expensed as incurred and consist primarily of personnel and related expenses and stock-based compensation expense related to corporate employees, technology, consulting, legal and other professional services expenses, lease costs for our corporate offices, and various other costs we incur to manage and support our business.
Stock‑Based Compensation — Stock‑based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided. Unvested stock-based awards provided to non-employees are remeasured each reporting period.
The Company estimates the fair value of stock option awards granted using the Black‑Scholes‑Merton option‑pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of the Company’s stock on the date of grant. The expected option term for options granted is calculated using the “simplified method”. This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data for the Company’s common stock price. Dividend yields are based on the Company’s history and expected future actions. The risk‑free interest rate is based on the yield curve of a zero‑coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.
Because the Company is privately held and there is no public market for our stock, the fair value of the Company’s equity is approved by the Company’s Board of Directors or the Compensation Committee

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

thereof at the time stock-based awards are granted. In estimating the fair value of our stock, the Company uses the assistance of a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.
The Company has elected to recognize forfeitures of stock-based compensation awards as they occur. Recognition of any compensation expense relating to stock grants that vest contingent on an initial public offering or “Acquisition” (as defined in the 2015 Plan detailed in Note 21) will be deferred until consummation of such initial public offering or Acquisition.
Equity Method and Other Investments — The Company accounts for equity investments under the equity method of accounting when the requirements for consolidation are not met, and the Company has significant influence over the operations of the investee. When the requirements for consolidation and significant influence are not met, the Company also uses the equity method of accounting to account for investments in limited partnerships and investments in limited liability companies that maintain specific ownership accounts unless the Company’s interest is so minor that the Company has virtually no influence over partnership operating and financial policies. Equity method investments are initially recorded at cost and subsequently adjusted for the Company’s share of net income or loss and cash contributions and distributions and are included in equity method and other investments in the accompanying consolidated balance sheets. Equity investments that do not result in consolidation and are not accounted for under the equity method are measured at fair value, with any changes in fair value recognized in net income. For any such investments that do not have readily determinable fair values, the Company elects the measurement alternative to measure the investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.
Certain of the Company’s investments in convertible notes are designated as available-for-sale debt securities and remeasured at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss). Interest income is accrued and reported within interest income on the consolidated statements of operations.
When the fair value of an available-for-sale security is less than its amortized cost, the security is considered impaired. On a quarterly basis, the Company evaluates its securities for other-than-temporary impairment (“OTTI”). If the Company intends to sell an impaired security, or it is more-likely-than-not that the Company will be required to sell an impaired security before its anticipated recovery, then the Company must recognize an OTTI through a charge to earnings equal to the entire difference between the investment’s amortized cost and its fair value at the measurement date. If the Company does not intend to sell an impaired security and it is not more-likely-than-not that it would be required to

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

sell an impaired security before recovery, the Company must further evaluate the security for impairment due to credit losses. The credit component of OTTI is recognized in earnings and the remaining component is recorded as a component of other comprehensive income. Following the recognition of an OTTI through earnings, a new amortized cost basis is established for the security. Subsequent differences between the new amortized cost basis and cash flows expected to be collected are accreted into income over the remaining life of the security as an adjustment to yield.
Foreign Currency — The U.S. dollar is the functional currency of the Company’s consolidated and unconsolidated entities operating in the United States. For the Company’s consolidated and unconsolidated entities operating outside of the United States, the Company generally assigns the relevant local currency as the functional currency as the local currency is generally the principal currency of the economic environment in which the foreign entity primarily generates and expends cash. The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at exchange rates in effect at the end of each period. Gains and losses from these remeasurements are recognized in foreign currency gain (loss) on the accompanying consolidated statement of operations. Foreign currency transactions resulted in net gains (losses) of $(23.2) million, $29.4 million, and $(78.6) million, for the years ended December 31, 2016, 2017, and 2018, respectively, and relate primarily to intercompany transactions that are not of a long-term investment nature. At each balance sheet reporting date, the Company translates the assets and liabilities of its non-U.S. dollar functional currency entities into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these entities are translated using rates that approximate those in effect during the period. Gains and losses from these translations are reported within accumulated other comprehensive income (loss) as a component of equity.
Fair Value Measurements — The Company applies fair value accounting for all financial assets and liabilities and certain non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities measured at fair value every reporting period include investments in cash equivalents, available-for-sale debt securities, certain embedded derivatives requiring bifurcation, and contingent consideration liabilities relating to business combinations. Other assets and liabilities are subject to fair value measurements only in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination, impaired cost and equity method investments and long-lived assets that are written down to fair value when they are impaired.
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of non-financial assets by market participants and the market-based risk measurements or assumptions that market participants would use in pricing assets or liabilities, such as inherent risk, transfer restrictions, and credit risk. Assets and liabilities are classified using a fair value hierarchy, which prioritizes the inputs used to measure fair value according to three levels, and bases the categorization of fair value measurements within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs that the Company incorporates in its valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The valuation techniques used to measure the fair value of money market funds were derived from quoted market prices for identical instruments in active markets. The estimated fair value of the Company’s investment in convertible notes, included in equity method and other investments in the accompanying consolidated balance sheets as of December 31, 2018, was estimated by discounting future anticipated cash flows using a discount rate which reflects the current interest rate at which a similar note with the same terms and maturities would be made to borrowers with similar credit ratings. See Note 13 for a discussion of the method for determining the estimated fair value of the embedded derivative associated with the Company’s convertible related party liabilities.
Contingent Consideration — The fair value measurements of contingent consideration liabilities established in connection with business combinations are determined as of the acquisition date based on significant unobservable inputs, including the discount rate, the price of the Company’s stock, estimated probabilities and timing of achieving specified milestones and the estimated amount of future sales. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of these inputs. Changes to the inputs described above could have a material impact on the Company’s financial position and results of operations in any given period.
Reclassifications — Certain reclassifications have been made to prior years’ financial information to conform to the current year presentation. Changes in presentation were made to provide more detailed information and insight into the Company’s operations and had no impact on total net loss or related to the retrospective adoption of new accounting pronouncements as described below.
Recently Adopted Accounting Pronouncements
In February 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which allows companies to reclassify stranded tax effects resulting from the 2017 Tax Cuts and Jobs Act (the “Tax Act”), from accumulated other comprehensive income to retained earnings. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and can be applied retrospectively for each period in which the effect of the Tax Act is recognized or in the period of adoption. The Company early adopted ASU 2018-02 in connection with the preparation of our annual financial statements for the year ended December 31, 2018 and reflected the guidance in the period of adoption. There was no material impact to the Company’s consolidated financial position, results of operations, and cash flows.
In May 2017, the FASB issued ASU No. 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The guidance clarifies the changes to the terms or conditions of a share-based payment awards that require an entity to apply modification accounting in

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Topic 718. This guidance was adopted effective January 1, 2018 and will be applied prospectively to any awards modified on or after the adoption date. The adoption of this guidance did not have material impact on the Company’s consolidated financial position, results of operations and cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force) (“ASU 2016-18”) to add and clarify guidance on the classification and presentation of restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 requires that restricted cash and restricted cash equivalents be included within cash and cash equivalents when reconciling the beginning-of-period and end-of-period totals disclosed in the statement of cash flows. Transfers between restricted and unrestricted cash accounts are not reported within the statement of cash flows. Only restricted cash receipts or payments from restricted cash directly to third parties are reported in the statement of cash flows as either an operating, investing, or financing activity, depending on the nature of the transaction. Furthermore, an additional reconciliation is required to reconcile cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to sum to the total shown in the consolidated statements of cash flows. The Company has historically disclosed the restricted cash separately on its consolidated balance sheets. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company retrospectively adopted ASU 2016-18 in connection with the preparation of our annual financial statements for the year ended December 31, 2018. The table below under “Summary of Adjustments to Prior Period Presentation” shows the impact of our retrospective adoption of ASU 2016-18 on our consolidated statements of cash flows for the years ended December 31, 2016 and 2017.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which updated the guidance on how certain cash receipts and cash payments should be presented and classified within the statement of cash flows. The guidance was effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The standard requires retrospective adoption. We elected to early adopt ASU 2016-15 in connection with the preparation of our annual financial statements for the year ended December 31, 2018. The adoption of ASU 2016-15 changed how we have historically classified cash paid related to contingent consideration and holdbacks in connection with acquisitions depending on the timing of when the payments are made. Prior to the adoption of ASU 2016-15, cash paid related to acquisitions was entirely classified as cash outflows from investing activities, regardless of the timing of payment and upon the adoption of ASU 2016-15, cash paid soon after the close of the acquisition is classified as a cash outflow from investing activities, while cash payments made after that time are classified as cash outflows from either financing or operating activities, depending on whether the amount paid is in excess of the contingent consideration recognized during the measurement period. There were no payments relating to contingent consideration or acquisition holdbacks during the years ended December 31, 2016 and 2017 that required retrospective adjustment as a result of the adoption of ASU 2016-15. During the year ended December 31, 2018, we classified $14.4 million in payments relating to acquisition holdbacks as cash outflows from financing activities in our accompanying consolidated statement of cash flows.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The adoption of ASU 2016-15 also required the Company to make an accounting policy election with respect to distributions received from equity method investees to be classified using either the cumulative earnings approach or the nature of distribution approach. In connection with the adoption of ASU 2016-15, we made the accounting policy election to classify distributions received from equity method investees using the cumulative earnings approach. There have been no distributions received from equity method investees for the years ended December 31, 2016, 2017 and 2018. The other aspects of ASU 2016-15 did not result in a change to our existing accounting policies for the preparation of the statement of cash flows.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) which changes how entities recognize, measure, present and make disclosures about certain financial assets and financial liabilities. ASU 2016-01 requires equity investments that do not result in consolidation and are not accounted for under the equity method, to be measured at fair value with any changes in fair value recognized in net income. The ASU also provides an instrument-by-instrument election to measure equity investments accounted for under ASU 2016-01 (ASC 321) that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The standard also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.
ASU 2016-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Nonpublic business entities can adopt the standard at the same time as public business entities, and both can early adopt certain provisions. The Company early adopted the provisions of ASU 2016-01 as of the third quarter of 2018 and elected the measurement alternative, to be applied prospectively, for all non-marketable equity investments that no longer qualify for cost measurement under the ASU. The adoption of this guidance did not have material impact on the Company’s consolidated financial position, results of operations and cash flows.
Summary of Adjustments to Prior Period Presentation—The following table summarizes the impact of the retrospective adoption of ASU 2016-18 on our consolidated statement of cash flows for the year ended December 31, 2016:

	As Previously Reported	ASU 2016-18 Adjustments	As Adjusted
(Amounts in thousands)
Investing Activities:
Change in restricted cash	$(31,198)	$31,198	$—
Net cash used by investing activities	(849,723)	31,198	(818,525)
Net increase in cash, cash equivalents, and restricted cash	52,829	31,198	84,027
Cash, cash equivalents, and restricted cash—beginning of year	453,768	42,547	496,315
Cash, cash equivalents, and restricted cash—end of year	506,597	73,745	580,342

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The following table summarizes the impact of the retrospective adoption of ASU 2016-18 on our consolidated statement of cash flows for the year ended December 31, 2017:

	As Previously Reported	ASU 2016-18 Adjustments	As Adjusted
(Amounts in thousands)
Investing Activities:
Change in restricted cash	$(76,666)	$76,666	$—
Net cash used by investing activities	(1,453,433)	76,666	(1,376,767)
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	(666)	(97)	(763)
Net increase in cash, cash equivalents, and restricted cash	1,514,208	76,569	1,590,777
Cash, cash equivalents, and restricted cash—beginning of year	506,597	73,745	580,342
Cash, cash equivalents, and restricted cash—end of year	2,020,805	150,314	2,171,119

Recently Issued Accounting Pronouncements
In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). This guidance expands the scope of ASC 718 to include share-based payments granted to nonemployees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance in ASC 505-50. The guidance also applies to awards granted by an investor to employees and nonemployees of an equity method investee for goods or services used or consumed in the investee’s operations. This guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other companies, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company is currently evaluating the impact that ASU 2018-07 will have on its consolidated financial position, results of operations, and cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. ASU 2016-13 will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact ASU 2016-13 will have on its consolidated financial position, results of operations, and cash flows.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and lease liability for leases with terms greater than twelve months. Recognition, measurement, and presentation of expenses will depend on classification as a finance lease or operating lease. ASU 2016-02 expands the disclosure requirements with respect to lease arrangements. ASU 2016-02 will be applied using a modified retrospective transition approach. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and is effective for all other entities for fiscal years

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. While the Company is currently evaluating the impact ASU 2016-02 will have on its consolidated financial position, results of operations, and cash flows, the expectation is the adoption will have a material impact on the Company’s consolidated balance sheet. As of December 31, 2018, the Company’s future minimum rental payments for its operating leases totaled $34.0 billion, as disclosed in Note 23. The Company expects the majority of these operating leases will be impacted by ASU 2016-02, resulting in increases in lease liabilities and right of use assets based on the present value of future lease payments. The Company expects to continue entering into new lease arrangements in the ordinary course of business.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which was codified primarily as Accounting Standards Codification No. 606 (“ASC 606”). ASC 606 supersedes existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Since issuance in May 2014, the FASB has issued several amendments to ASC 606 including implementation guidance which clarifies principal versus agent considerations in reporting revenue gross versus net, clarification of the identification and treatment for performance obligations and guidance on collectibility, noncash consideration and various other accounting and presentation matters. ASC 606, as amended, is effective for public business entities for annual reporting periods beginning after December 15, 2017, and interim reporting periods within those annual reporting periods and is effective for all other entities for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, with early adoption permitted. ASC 606 should be applied either retrospectively to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying ASC 606 recognized at the date of initial application. The Company will adopt ASU 2014-09 as of January 1, 2019 using the modified retrospective approach with a cumulative effect adjustment to opening retained earnings. The Company does not expect the adoption of ASU 2014-09 will have a material impact on the timing of recognition for the majority of the Company’s revenues, including membership revenue.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Other Current Assets
Other current assets consists of the following:

	December 31,
(Amounts in thousands)	2017	2018
Net receivable for value added tax (“VAT”)	$33,230	$92,815
Deposits on property and equipment	53,337	81,646
Acquisition deposit (1)	77,800	—
Prepaid rent expense	46,400	71,357
Prepaid real estate taxes	6,695	14,293
Prepaid common area maintenance charges	4,587	7,075
Prepaid member referral fees	9,086	49,735
Prepaid software	3,253	13,546
Other prepaid expenses and current assets	17,342	55,134
Total other current assets	$251,730	$385,601

(1)
During 2017, the Company entered into an agreement for the acquisition of a commercial real estate portfolio located in London, United Kingdom (“DSQ”) and funded approximately $77.8 million for a non-refundable deposit. Subsequent to December 31, 2017, the Company entered into a joint venture established to own, operate and manage the DSQ real estate portfolio upon the closing of the acquisition. The joint venture closed on the acquisition of DSQ in April 2018 and the Company received a reimbursement of approximately $25.0 million, which represented the difference between the deposit funded and the Company’s 10% share of the joint venture’s capital requirements. See Note 9 for additional details.

Note 4. Property and Equipment, Net
Property and equipment, net, consists of the following:

	December 31,
(Amounts in thousands)	2017	2018
Leasehold improvements	$1,908,673	$3,562,651
Capital lease assets	43,710	44,443
Equipment	170,469	371,455
Furniture	225,453	423,346
Construction in progress	280,851	538,384
Property and equipment	2,629,156	4,940,279
Less: accumulated depreciation	(292,064)	(571,507)
Total Property and equipment, net	$2,337,092	$4,368,772

Depreciation expense for the years ended December 31, 2016, 2017, and 2018 was $86.4 million, $156.6 million, and $284.1 million, respectively.
Note 5. Noncontrolling Interests
During 2018, the Company launched a fund (the “Creator Fund”) that will make investments in recipients of WeWork’s “Creator Awards” and other investments through use of a venture capital strategy. A wholly-owned subsidiary of the Company is the managing member of the Creator Fund. As of December 31, 2018, the Creator Fund had received contributions from Softbank Group Capital Limited totaling $44.7 million, representing 99.99% of the interest of the Creator Fund. An affiliate of Softbank Group

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Capital Limited is a principal stockholder with representation on the Company’s board of directors. During 2018, the Creator Fund purchased certain investments that had been previously warehoused by WeWork on behalf of the Creator Fund for $12.1 million, as a result of these purchases, the Company recognized a $1.2 million increase to additional paid in capital, which represents the difference between the cash received and the carrying value of the investments transferred. See Note 9 for additional details of investments acquired by the Creator Fund. The portion of consolidated equity attributable to the interest of the Creator Fund’s investors in the Creator Fund is reflected as noncontrolling interests, within the equity section of the accompanying consolidated balance sheet as of December 31, 2018.
During 2018, the Company formed a 50% owned and consolidated joint venture entity (“WeWork Waller Creek”) to facilitate a 5% unconsolidated investment in a joint venture that acquired a parcel of land and development project in Texas (“Waller Creek”) (see Note 9 for additional details). The Company is the managing member of the WeWork Waller Creek entity. As of December 31, 2018, the Company and the other WeWork Waller Creek investor have each funded $3.2 million related to the closing of the land purchase. The portion of the consolidated equity attributable to the interest of WeWork Waller Creek’s other investor is reflected as a noncontrolling interest, within the mezzanine section of the accompanying consolidated balance sheet as of December 31, 2018.
During 2018, a consolidated subsidiary of the Company (“ChinaCo”) sold to investors $500.0 million of Series B Preferred Stock at a price of $18.319 per share and a liquidation preference of $18.319 per share. During 2017, ChinaCo sold to investors $500.0 million of Series A Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share. The portion of consolidated equity attributable to ChinaCo’s Series A and B Preferred shareholders are reflected as noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheets as of December 31, 2017 and 2018. See Note 6 for a discussion of the Class A Ordinary shares issued during 2018 by ChinaCo in connection with an acquisition. There were no Class A Ordinary shares outstanding as of December 31, 2017. The portion of consolidated equity attributable to ChinaCo’s Class A Ordinary shareholders are reflected as noncontrolling interests, within the equity section of the accompanying consolidated balance sheet as of December 31, 2018.
Pursuant to the terms of the shareholders’ agreement of ChinaCo, as long as certain investors remain shareholders of ChinaCo, ChinaCo will be the exclusive operator of the Company’s businesses in the “Greater China” territory, defined in the agreement to include China, Hong Kong, Taiwan and Macau. After the fifth anniversary of the later of (i) the initial ChinaCo Series B Preferred Stock closing date and (ii) the date of ChinaCo’s latest bona fide financing transaction (or set of related transactions) in which ChinaCo receives gross proceeds of at least $50.0 million, the Company may elect to purchase, at fair value, all ChinaCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, shares of WeWork’s Class A Common Stock, or a combination thereof. For a period of one year (which one year period may be tolled in certain circumstances) following the fifth anniversary of the later of (i) the initial ChinaCo Series B Preferred Stock closing date and (ii) the date of ChinaCo’s latest bona fide financing transaction in which ChinaCo receives gross proceeds of at least $50.0 million, the lead investor in the ChinaCo Series B financing will have the right to elect to have ChinaCo complete a liquidity event, which may include, at our option, an initial public offering of ChinaCo, a sale of ChinaCo, a sale of Series B Preferred Stock held by participating Series B Preferred Stockholders of ChinaCo, or a purchase of such participating holders’ interest in ChinaCo by the Company or by ChinaCo. The lead investor will only be able to exercise this liquidity event right if it retains all of its holdings of Series B Preferred Stock of ChinaCo that it acquired in the ChinaCo Series B financing or otherwise.
During 2017, a consolidated subsidiary of the Company (“JapanCo”) entered into an agreement with investors for the sale of a 50% membership interest in JapanCo for an aggregate contribution of $500.0 million which will be funded over a period of time. As of December 31, 2017 and 2018, JapanCo had received contributions totaling $200.0 million and $300.0 million, respectively. Pursuant to the terms of the agreement an additional $100.0 million is required to be contributed in each of 2019 and 2020. The portion of consolidated equity attributable to the outside investors’ interests in JapanCo are

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

reflected as noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheets as of December 31, 2017 and 2018. As long as the investors remain shareholders of JapanCo, JapanCo will be the exclusive operator of the Company’s WeWork branded co-working businesses in Japan. After July 13, 2024 and, prior to that date, in the event of default on the contributions to be made, the Company may elect to purchase, at fair value, all JapanCo membership interests held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
During 2017, a consolidated subsidiary of the Company (“PacificCo”) entered into an agreement with an investor for the sale of $500.0 million of Series A-1 Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share on terms and subject to conditions substantially identical to the terms and conditions of the ChinaCo transaction described above. The initial closing occurred on October 30, 2017 and all of the PacificCo Series A-1 Preferred Stock was issued at that time, however the Company received contributions totaling $200.0 million at the initial closing and an additional $100.0 million during the year ended December 31, 2018. Pursuant to the terms of the agreement an additional $100.0 million is required to be contributed in each of 2019 and 2020. The portion of consolidated equity attributable to PacificCo’s Series A-1 Preferred shareholders are reflected as noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheets as of December 31, 2017 and 2018. As long as the investor remains a shareholder of PacificCo, PacificCo will be the exclusive operator of the Company’s businesses in selected markets in Asia other than those included in the Greater China and Japan territories described above, including but not limited to Singapore, Korea, the Philippines, Malaysia, Thailand, Vietnam and Indonesia. After October 30, 2024, the Company may elect to purchase, at fair value, all PacificCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
As of December 31, 2018, the Creator Fund, WeWork Waller Creek, ChinaCo, JapanCo and PacificCo are the Company’s only consolidated VIEs. The Company is considered to be the primary beneficiary as we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the right to receive benefits that could potentially be significant to the VIEs. As a result, these entities remain consolidated subsidiaries of the Company and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our consolidated balance sheets, consolidated statements of operations, and consolidated statements of comprehensive loss, respectively.
The following table includes selected consolidated financial information of our consolidated VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018, as included in our consolidated financial statements, and in each case after intercompany eliminations. The Company did not have consolidated VIEs during the year ended December 31, 2016.

	December 31, 2017		December 31, 2018
(Amounts in thousands)	Asia JVs(1)	Other VIEs	Asia JVs(1)	Other VIEs(2)
Consolidated VIE balance sheet information:
Cash and cash equivalents	$727,278	$—	$813,818	$12,210
Property and equipment, net	91,798	—	491,801	—
Restricted cash	19,999	—	74,846	—
Total assets	935,780	—	2,023,329	46,549
Long-term debt, net	—	—	9,795	—
Total liabilities	92,653	—	597,685	83
Total net assets (3)	843,127	—	1,425,644	46,466

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

	Year Ended December 31, 2017		Year Ended December 31, 2018
(Amounts in thousands)	Asia JVs(1)	Other VIEs	Asia JVs(1)	Other VIEs(2)
Consolidated VIE statement of operations information:
Net loss	$(58,652)	$—	$(373,776)	$(146)
Consolidated VIE cash flow information:
Net cash used in operating activities	(34,179)	—	(120,831)	(71)
Net cash used in investing activities	(98,190)	—	(516,814)	(23,601)
Net cash provided by financing activities	910,634	—	763,229	47,905

(1)
The “Asia JVs” include ChinaCo, JapanCo and PacificCo. JapanCo and PacificCo are prohibited from declaring dividends without the approval of an affiliate of SoftBank Group Capital Limited. As a result, any net assets of JapanCo and PacificCo would be considered restricted net assets to WeWork Companies Inc. In addition, certain subsidiaries of ChinaCo are incorporated in China and are subject to laws and regulations of the People’s Republic of China (“PRC”). As a result of local PRC laws and restrictions, assets held by ChinaCo may not be freely transferable to the United States. The net assets of the Asia JVs include preferred stock issued to affiliates of SoftBank and other investors that includes a liquidation preference and is redeemable upon the occurrence of an event that is not solely within the control of the Company. Excluding the redeemable stock, the net assets of the Asia JVs is negative.

(2)	The “Other VIEs” includes all other consolidated VIEs, other than the Asia JVs discussed separately in (1) and include the Creator Fund and WeWork Waller Creek.

(3)	Total net assets represents total assets less total liabilities after the total assets and total liabilities have both been reduced to remove amounts that eliminate in consolidation.
The assets of consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs’ owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to the Company’s Asia JVs discussed in (1) above, third-party approval for the distribution of available net assets is not required for the Company’s other consolidated VIEs.
Note 6. Acquisitions
In September 2018, the Company acquired 100% of the equity of Teem Technologies, Inc. (“Teem”) for total cash consideration of $94.2 million. At closing, $18.4 million of the cash consideration was held back. As of December 31, 2018, $18.4 million of the cash held back at closing was included in other current liabilities on the accompanying consolidated balance sheet. Teem was founded in 2009 and offers a software-as-a-service workplace management solution that offers booking, guest management, indoor navigation, and real-time space analytics tools.
In April 2018, ChinaCo, PacificCo, and a consolidated wholly owned subsidiary of the Company (“WeWork Australia”), acquired 100% of the issued and outstanding stock of naked Hub Holdings Ltd. (“NH Holdings”), naked Hub Vietnam Holdings Limited (“NH Vietnam”), and naked Hub Australia Pty Ltd (“NH Australia” and, together with NH Holdings and NH Vietnam, “Naked Hub”). The total consideration for the acquisition of Naked Hub was $480.3 million, in the form of cash, Class A Ordinary Shares of ChinaCo, and Class A Common Stock of the Company.
Naked Hub, founded in 2015, was formerly the co-working arm of Shanghai-based luxury resort company Naked Retreats. As of the acquisition date, Naked Hub had approximately 8,000 members across 25 locations, primarily in Shanghai, Beijing, Australia, Hong Kong and Vietnam. This acquisition has increased the Company’s market presence in Asia.
PacificCo acquired 100% of the equity of NH Vietnam for $14.4 million and WeWork Australia acquired 100% of the equity of NH Australia for $16.2 million, both all cash transactions.
ChinaCo acquired 100% of the equity of NH Holdings for total consideration of $449.7 million, consisting of $177.0 million in cash and $272.7 million in ChinaCo Class A Ordinary Shares and Class A Common Stock of the Company. At closing, the Company transferred $146.3 million in cash and $179.7 million in ChinaCo Class A Ordinary Shares. The remaining consideration included a holdback of $15.9 million payable in cash and contingent consideration consisting of $14.7 million payable in

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

cash and $93.1 million payable in a combination of ChinaCo Class A Ordinary Shares and Class A Common Stock of the Company. ChinaCo will reimburse the Company for any shares of the Company issued on ChinaCo’s behalf in connection with the acquisition. The Company determined the fair value of the contingent consideration, based on the likelihood of reaching set milestones. Each period, the contingent consideration will be remeasured to fair market value through the statement of operations. During the year ended December 31, 2018, the Company recorded a loss of $(80.6) million related to the remeasurement of the contingent consideration payable in stock offset by $4.2 million of gain related to the remeasurement of the contingent consideration payable in cash, included in growth and new market development expenses on the accompanying consolidated statements of operations. The change in fair value of the contingent consideration was driven by changes in the Company's projected obligation to issue additional ChinaCo Class A Ordinary Shares based on the anti-dilution provisions of the acquisition agreement, changes in the likelihood of achieving certain milestones, and an increase in the fair market value of the ChinaCo Class A Ordinary Shares and the Company's Class A Common Stock during the period. During the year ended December 31, 2018, ChinaCo issued $44.0 million of additional Class A Ordinary Shares in connection with the anti-dilution protection related to the contingent consideration of this acquisition. As of December 31, 2018, there was $15.9 million in cash holdback, $10.5 million in contingent consideration payable in cash, and $129.8 million in contingent consideration payable in a combination of Class A Ordinary Shares of ChinaCo and Class A Common Stock of the Company included in other current liabilities on the accompanying consolidated balance sheet.
In March 2018, the Company completed the acquisition of 100% of the equity of Conductor, Inc. (“Conductor”) for a total consideration of $113.6 million. The total consideration included $15.8 million in cash and $97.8 million in Series AP-1 Preferred Stock. At closing, $0.2 million of the cash and $31.6 million of the Series AP-1 Preferred Stock acquisition consideration was held back. As of December 31, 2018, $0.2 million of cash and $10.0 million of the Series AP-1 Preferred Stock that were held back at closing remain included in other current liabilities and additional paid in capital, respectively on the consolidated balance sheet. Conductor was founded in 2006 and is a marketing services software company that provides search engine optimization and enterprise content marketing solutions. The acquisition will allow WeWork to enhance its member experience by offering marketing solutions to help our members to strengthen their brands and scale their businesses. In addition, we believe this acquisition will allow the Company to reduce marketing expense by bringing it in-house.
During the year ended December 31, 2018, the Company acquired 100% of the equity of three other companies, in various lines of business, for total consideration of $11.0 million. The total consideration included $7.9 million in cash and $3.1 million in Series AP-2 Preferred Stock. As of December 31, 2018, the consolidated balance sheet included other current liabilities of $0.2 million and other liabilities of $0.5 million related to cash consideration holdbacks and additional paid-in capital of $0.6 million related to the equity consideration holdbacks.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The preliminary allocation of the total acquisition consideration during the year ended December 31, 2018 is estimated as follows:

(Amounts in thousands)	Total 2018 Acquisitions
Cash and cash equivalents	$44,925
Property and equipment	33,723
Capitalized software	16,300
Goodwill	553,458
Finite-lived intangible assets	83,840
Indefinite-lived intangible assets	4,100
Deferred tax liabilities	(9,201)
Deferred revenue	(11,638)
Other assets acquired and liabilities assumed, net	(16,393)
Total consideration	$699,114

In December 2017, the Company completed a merger to acquire 100% of the equity of Meetup, Inc. (“Meetup”) for total cash consideration of approximately $156.0 million. At closing, $15.0 million of the acquisition consideration was held back. As of December 31, 2018, $7.8 million of the cash holdback is included in other current liabilities on the accompanying consolidated balance sheet. As of December 31, 2017, $7.5 million of the cash holdback is included in other current liabilities and $7.5 million is included in other liabilities on the accompanying consolidated balance sheet. Meetup was founded in 2002 and is a web based platform that brings people together for face to face interactions, called Meetups, in thousands of markets around the world. WeWork and Meetup plan to use technology to foster greater community and to create new and innovative ways of bringing people together.
In October 2017, the Company completed a merger to acquire 100% of the equity of Flatiron School, Inc. (“Flatiron”) for total consideration of approximately $28.0 million. The total consideration included $15.0 million in cash, $4.0 million in Class A Common Stock and $9.0 million in Series G Preferred Stock. At closing, $2.1 million of the cash, $0.6 million of the Class A Common Stock, and $1.3 million of the Series G Preferred Stock acquisition consideration were held back. The cash holdback is included in other current liabilities and the equity holdbacks are included as a component of additional paid-in capital on the accompanying consolidated balance sheet as of December 31, 2017. As of December 31, 2018, all holdbacks had been released. Flatiron was founded in 2012 and is based in New York, NY. Flatiron provides web development and iOS immersive courses in New York as well as online courses, corporate trainings, and pre-college programs. Through this acquisition, WeWork now offers in-person and online courses as a way for members and employees to expand their knowledge and skill set. We believe this acquisition will allow WeWork members to access both an educational platform and knowledgeable and highly skilled coders.
During 2017, the Company acquired 100% of the equity of three other businesses, in various lines of business, for total consideration of approximately $33.9 million. The total consideration included $23.2 million in cash, $3.9 million in Class A Common Stock, and $6.8 million in Series G Preferred Stock. At closing, $5.0 million of the cash and $2.3 million of the equity acquisition consideration were held back and are included in other current liabilities and additional paid-in capital, respectively, on the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

accompanying consolidated balance sheets as of December 31, 2017. As of December 31, 2018, all holdbacks had been released.
All 2018 and 2017 acquisitions were accounted for as business combinations and the total consideration was allocated to the identifiable assets acquired and liabilities assumed based on their fair values (using primarily Level 3 inputs) as of the closing date of each acquisition, with amounts exceeding the net fair value recognized as goodwill. The goodwill is non-tax deductible and primarily attributable to expected synergies from the integration of the operations of the acquired companies and WeWork. Preliminary purchase price allocations are finalized upon post-closing procedures.
These business acquisitions were not material to our consolidated financial statements, either individually or in the aggregate. Accordingly, pro forma results of these business acquisitions have not been presented.
During the year ended December 31, 2018, the Company released acquisition holdbacks of $14.4 million of cash, $1.7 million of Class A Common Stock (representing 65,515 shares of Class A Common Stock) and $24.3 million of preferred stock (representing 49,152 shares of Series G Preferred Stock, 338,324 shares of Series AP-1 Preferred Stock and 878 shares of Series AP-2 Preferred Stock) relating to acquisitions following the satisfaction of requirements per the terms of the relevant acquisition agreements. During the year ended December 31, 2017, no holdback amounts were released.
During the years ended December 31, 2016, 2017 and 2018, the Company incurred transaction costs relating to acquisitions totaling none, $1.6 million and $7.0 million, respectively.
Note 7. Goodwill
Goodwill includes the following activity during the years ended December 31, 2017 and 2018:

	Year Ended December 31,
(Amounts in thousands)	2017	2018
Balance at beginning of period	$5,317	$156,117
Goodwill acquired	150,330	553,458
Other measurement period adjustments	—	(1,471)
Effect of foreign currency exchange rate changes	470	(27,087)
Balance at end of period	$156,117	$681,017

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 8. Intangible Assets, Net
Intangible assets, net consist of the following:

		December 31, 2017
(Amounts in thousands)	Weighted-Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.7	$41,782	$(9,800)	$31,982
Other finite-lived intangible assets - customer relationships and other	9.8	26,273	(106)	26,167
Indefinite-lived intangible assets - trademarks		26,370	—	26,370
Total intangible assets, net		$94,425	$(9,906)	$84,519

		December 31, 2018
(Amounts in thousands)	Weighted-Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.2	$56,986	$(24,522)	$32,464
Other finite-lived intangible assets - customer relationships and other	8.5	131,945	(12,521)	119,424
Indefinite-lived intangible assets - trademarks		7,255	—	7,255
Total intangible assets, net		$196,186	$(37,043)	$159,143

Amortization expense of intangible assets was $5.6 million, and $27.1 million for the years ended December 31, 2017, and 2018, respectively.
Amortization expense related to intangible assets as of December 31, 2018 is expected to be as follows:

(Amounts in thousands)	Total
2019	$34,391
2020	27,508
2021	16,022
2022	12,562
2023	12,485
2024 and beyond	48,920
Total	$151,888

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 9. Equity Method and Other Investments
The Company’s investments consist of the following:

		December 31,
(Amounts in thousands, except percentages)		2017	2018
Investee	Investment Type	Carrying Value	Carrying Value	Cost Basis	Percentage Ownership
DSQ (1)	Equity method investment / Note receivable	$—	$52,291	$53,067	10%
WPI Fund (2)	Equity method investment / Investment in convertible notes	7,759	66,592	65,568	4%
The Wing (3)	Equity method investment / Equity securities	38,000	59,163	52,000	23%
210 North Green (4)	Equity method investment	697	—	—	—%
Waller Creek (5)	Equity method investment	—	6,464	6,464	5%
Creator Fund Investments(6)	Various	4,833	28,008	27,880	Various
IndiaCo (7)	Investment in convertible notes	5,928	5,319	5,248	N/A
Other	Various	—	598	738	Various
Total equity method and other investments		$57,217	$218,435	$210,965

(1)
During 2017, the Company entered into an agreement for the acquisition of DSQ and as of December 31, 2017 had funded approximately $77.8 million for a non-refundable deposit relating to this purchase agreement, as discussed in Note 3. The Company subsequently assigned its right to purchase DSQ to a new joint venture established to own, operate and manage DSQ. The joint venture closed on the acquisition of DSQ in April 2018 and the Company received a reimbursement of approximately $25.0 million, which represented the difference between the deposit funded and the Company’s 10% share of the joint venture’s total capital contribution requirements. The net balance of $53.1 million, represents the Company’s investment in the joint venture including capitalized legal costs associated with the investment. The investment balance as of December 31, 2018, includes a note receivable with an outstanding balance of $25.1 million that accrues interest at a rate of 6.08% and matures in April 2028. The remaining $27.2 million investment is an equity method investment. The Company was a tenant in one of the properties within DSQ prior to the acquisition by the joint venture and subsequent to the acquisition signed new leases for additional space in other locations within DSQ. See Note 24 for additional details.

(2)
During 2017, the Company subscribed for a total of $27.0 million in capital commitments to a new real estate investment fund (the “WPI Fund”), including its commitments as a 50% owner of the unconsolidated entity that is the general partner of the WPI Fund and its commitments as a limited partner of the WPI Fund. The Company is also a 50% owner in the unconsolidated entity that is the asset manager for the WPI Fund. The other 50% owner of both the general partner and the asset manager of the WPI Fund, is an affiliate of Rhône Group L.L.C. Rhône Group L.L.C. is also a shareholder of WeWork Companies Inc. and Rhône Group L.L.C.’s controlling member is also a director of WeWork Companies Inc. Of the total capital commitments, the Company had funded approximately $15.5 million as of December 31, 2018 . During 2018, the Company also funded an additional $50.0 million for a convertible note to a wholly-owned subsidiary of the WPI Fund. During February 2019, this note converted into equity in the 424 Fifth Venture as defined and discussed in Note 26 . The WPI Fund expects to invest primarily in real estate with current or expected vacancy that would be suitable for, and that would benefit from, WeWork occupancy as well as potential investments in properties at which or near where WeWork is already a tenant.

(3)
During 2017, the Company acquired a 25% interest, comprised of common and preferred shares, in Refresh Club, Inc. (“The Wing”) for $38.0 million, which was accounted for as an equity method investment. The Wing is a network of co-working and community spaces for women and its mission is to create space for women to advance their pursuits and build community together. During 2018, the Company acquired an additional $14.0 million of preferred shares in connection with a new round of financing by The Wing, which resulted in the Company’s ownership decreasing to 23%. The preferred shares, including both the preferred shares acquired during 2017 and the preferred shares acquired during 2018, were determined to be equity securities without a readily determinable fair value and are measured using the measurement alternative. The common shares acquired during 2017 remained an equity method investment. As this additional round of financing in 2018 represented an orderly market transaction, the preferred shares acquired during 2017 were revalued based primarily on level 3 inputs of the fair value hierarchy, including the enterprise value implied by the new round of financing and other inputs. The Company recorded an associated $8.0 million gain, which is reflected in the income (loss) from equity method and other investments on the accompanying consolidated statement of operations for the year ended December 31, 2018.

(4)
As of December 31, 2017, the Company held a 5% investment in the landlord entity at the Company’s leased location at 210 North Green in Chicago, Illinois. In January 2018, the Company received $2.2 million for the sale of this investment. The $1.5 million gain has been deferred as a result of the Company’s continuing involvement through its capital lease at this location. See Note 24 for additional details.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

(5)
During 2018, the Company acquired a 5% interest in Waller Creek, through WeWork Waller Creek, for $6.5 million. Waller Creek is a joint venture established to acquire a parcel of land in Texas and develop, manage, operate, and eventually sell the developed property. Waller Creek closed on the $126.0 million acquisition of land in December 2018.

(6)
During 2018, the Company launched the Creator Fund that will make investments in recipients of WeWork’s Creator Awards and other investments through use of a venture capital strategy. The Creator Fund is a consolidated subsidiary owned 99.99% by related party noncontrolling interest holders. The Creator Fund has invested in other companies through Simple Agreements for Future Equity (“SAFE”), equity securities, or convertible notes. SAFE investments will convert into equity issued in the subject entity’s next qualifying equity financing round, typically, at either the issue price or a discount to the issue price. The SAFE is also senior to any equity claims upon a change of control and/or dissolution of the subject entity prior to the conversion of the security. As the Creator Fund does not have significant influence over these investees and the investments do not have a readily determinable fair value, these investments are recognized at the initial cost basis, subject to impairment and remeasured using the measurement alternative. Under the measurement alternative, changes in fair value are recognized in connection with orderly market transactions. During the years ended December 31, 2017, and 2018, the Creator Fund made investments totaling $5.4 million and $22.5 million respectively.

(7)
In November 2016, the Company entered into an agreement with WeWork India Services Private Limited (“IndiaCo”), an affiliate of Embassy Property Developments Private Limited (“Embassy”), to subscribe for convertible debentures to be issued by IndiaCo in an aggregate principal amount of INR, which equated to $5.2 million as of December 31, 2018. The Company fully funded this investment in April 2017. The debentures will earn interest at a coupon rate of 6% per annum and have a maximum term of twenty years. The Company also has a buy-out option that it may exercise to purchase Embassy’s equity shares in IndiaCo, at fair value, after June 30, 2021 or earlier upon the occurrence of certain triggering events. The debentures are convertible into equity shares of IndiaCo upon certain trigger events which include: (i) changes in control, and (ii) defaults in regards to certain agreed upon provisions. IndiaCo will construct and operate workspace locations in India using WeWork’s branding, advice, and sales model. Per the terms of the agreement, the Company will receive an advisory fee from IndiaCo based on an agreed upon profit allocation. The Company earned none, $0.5 million and $3.7 million, respectively, in advisory fee income from IndiaCo during the years ended December 31, 2016, 2017 and 2018, respectively. The advisory fee income is included within revenue in the accompanying consolidated statements of operations.

The Company early adopted the provisions of ASU 2016-01 as of the third quarter of 2018 and elected the measurement alternative, to be applied prospectively, for all non-marketable equity investments that no longer qualify for cost measurement under the ASU. On a quarterly basis, management qualitatively assesses whether each equity security measured under the measurement alternative is impaired. When the qualitative assessment indicates that impairment exists, the investment is written down to fair value, with the full difference between the fair value of the investment and its carrying amount recognized in earnings.
As of December 31, 2018 , the WPI Fund, The Wing, IndiaCo and certain other entities, in which the Company has invested, are unconsolidated VIEs. In all cases, the Company is not the primary beneficiary, as the Company does not have the power to direct the activities of the entity that most significantly impact the entity’s economic performance. None of the debt held by these investments is recourse to us. Our maximum loss is limited to the amount of our net investment in these VIEs and any unfunded commitments as discussed below.
During the years ended December 31, 2016, 2017 and 2018, the Company recorded approximately $(0.4) million, $(30.9) million, and $(12.6) million, respectively, for its share of net losses related to its equity method and other investments included in income (loss) from equity method and other investments in the consolidated statement of operations.
During the years ended December 31, 2017 and 2018, the Company contributed a total of $56.5 million, and $174.5 million, respectively, to its investments and received distributions on sale of its investments totaling $12.8 million and $2.2 million, respectively. As of December 31, 2018 the Company had a total of $21.6 million in unfunded capital commitments to its investments; however, if requested, in each case, the Company may elect to contribute additional amounts in the future.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 10. Other Current Liabilities
Other current liabilities consists of the following:

	December 31,
(Amounts in thousands)	2017	2018
Current portion of acquisition holdbacks (1)	$14,665	$42,677
Contingent consideration relating to acquisitions payable in stock (1)	—	129,811
Contingent consideration relating to acquisitions payable in cash (1)	—	10,520
Current portion of long-term debt	—	2,706
Current portion of deferred rent	38,143	71,034
Other current liabilities	11,845	13,892
Total other current liabilities	$64,653	$270,640

(1)	See Note 6 for further details on holdbacks, contingent consideration, and the related acquisitions.
Note 11. Deferred Rent
The deferred rent liability includes the following activity during the years ended December 31, 2017 and 2018:

	December 31,
(Amounts in thousands)	2017	2018
Balance at beginning of period	$900,731	$1,674,730
Additions relating to lease incentives	535,123	819,042
Adjustments for impact of straight-lining of rent	272,927	542,842
Amortization of lease incentives	(53,864)	(93,835)
Effect of foreign currency exchange rate changes	19,813	(39,998)
Total at end of period	1,674,730	2,902,781
Less: Current portion of deferred rent	(38,143)	(71,034)
Total long-term deferred rent at end of period	$1,636,587	$2,831,747

See Note 17 for further details regarding the Company’s rent expense and leasing arrangements.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 12. Long-Term Debt, Net
Long-term debt, net consists of the following:

(Amounts in thousands, except percentages)	Maturity Year	Interest Rate	December 31, 2018
Senior notes:	2025	7.875%
Outstanding principal balance			$702,000
Less: Unamortized debt issuance costs			(16,222)
Total senior notes, net			685,778

Other Loans:	2021 - 2026	2.5% - 6.2%
Outstanding principal balance			65,742
Less: Current portion of Other Loans			(2,706)
Total non-current portion Other Loans, net			63,036

Total Long-Term Debt, Net			$748,814

Senior Notes — In April 2018, the Company issued $702 million in aggregate principal amount of unsecured senior notes due 2025 (the “senior notes”) at a 7.875% interest rate in a private offering pursuant to Rule 144A under the Securities Act and Regulation S under the Securities Act. The Company’s gross proceeds of $702.0 million , from the issuance of the senior notes, were recorded net of debt issuance costs of $17.4 million . The debt issuance costs are deferred and will be amortized into interest expense over the term of the senior notes using the effective interest method. Interest on the senior notes accrues from April 30, 2018, the issue date of the senior notes, and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem the senior notes, in whole or in part, at any time prior to maturity, subject to certain make-whole premiums. The senior notes mature on May 1, 2025 at 100% of par.
Upon the occurrence of certain change of control triggering events, the Company may be required to repurchase the senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the date of repurchase. The senior notes contain certain restrictive covenants that limit the Company’s ability to create certain liens, to enter into certain affiliated transactions and to consolidate or merge with, or convey, transfer or lease all or substantially all of its assets, subject to important qualifications and exceptions.
The senior notes rank equally in right of payment with any existing and future senior indebtedness of the Company, and are senior in right of payment to any existing and future subordinated obligations of the Company, are effectively subordinated to all secured indebtedness of the Company (including obligations under the credit facilities discussed in Note 23 ) to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all liabilities of any subsidiary that does not guarantee the senior notes.
The senior notes are unconditionally guaranteed on a senior basis by each of our subsidiaries that guarantees obligations under the Company’s credit facilities or certain other indebtedness of the Company or a guarantor. As of the issuance date, each restricted subsidiary that guaranteed obligations under the credit facilities discussed in Note 23 also guaranteed the senior notes.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

During the year ended December 31, 2018 , the Company recorded interest expense of $37.0 million and amortization of deferred financing costs of $1.2 million related to the senior notes, which are both included as a component of interest expense on the accompanying consolidated statements of operations.
Other Loans — During the year ended December 31, 2018, the Company entered into other loans (the “Other Loans”) with original principal amounts of $66.5 million and interest rates ranging from 2.5% to 6.2%. During the year ended December 31, 2018, the Company recorded interest expense of $1.7 million related to these Other Loans.
Principal Maturities — Combined aggregate principal payments for long-term debt, including the senior notes and Other Loans as of December 31, 2018 , are as follows:

(Amounts in thousands)	Total
2019	$2,706
2020	2,877
2021	12,855
2022	3,253
2023	3,459
2024 and beyond	742,592
Total minimum payments	$767,742

Note 13. Convertible Related Party Liabilities, Net
Convertible related party liabilities, net consist of the following:

December 31,
(Amounts in thousands)	2018
Convertible Note:
Convertible Note outstanding principal balance	$1,000,000
Less: Value of embedded redemption derivative liability at issuance	(178,784)
Less: Original issue discount at issuance	(169,961)
Plus: Imputed interest expense	22,359
Total Convertible Note, net	673,614

Convertible Note Embedded Redemption Derivative:
Value of embedded redemption derivative liability at issuance	178,784
Plus: Change in fair value of embedded redemption derivative recorded as interest expense	97,587
Total Convertible Note Embedded Redemption Derivative	276,371

Total Convertible Related Party Liabilities, Net	$949,985

In July 2018, the Company entered into an agreement for the issuance of a convertible promissory note (the “Convertible Note”) with SoftBank Group Corp. for a commitment in an aggregate amount of $1.0 billion . An affiliate of SoftBank Group Corp. is a principal stockholder with representation on the Company’s board of directors. On August 31, 2018, the Company drew down on the full $1.0 billion

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

commitment. Interest accrues beginning on September 1, 2019, at a rate of 2.80%, compounded annually, and is payable upon maturity.
The Convertible Note matures on February 12, 2024, unless converted earlier. Unless earlier converted or repaid in connection with a Qualifying IPO (as defined below) or the sale of the Company, all of the outstanding principal and interest due under the Convertible Note will convert into preferred stock of the Company upon a preferred stock financing providing to the Company gross proceeds of at least $2.0 billion (including the value of the Convertible Note). The Company’s obligations under the Convertible Note are subordinate to the Company’s obligations under its existing credit facilities (see Note 23 ) and its senior notes (see Note 12 ).
As the Convertible Note includes an interest-free period and the interest rate is also below the market effective rate for a similar borrowing, an original issue discount of $170.0 million was recorded based on the fair value of the Convertible Note at the date of issuance. As the discount was provided by a related party and principal shareholder, it was treated as a capital contribution and recorded in additional paid in capital on the accompanying consolidated balance sheet as of December 31, 2018. The Company estimated the fair value of the Convertible Note using a probability-weighted valuation scenario model.
The Convertible Note additionally contains embedded redemption features that were required to be assessed as derivatives. The Company determined that the features converting the Convertible Note into shares upon a qualifying preferred stock financing or Qualifying IPO and prepayment upon a sale of the Company were required to be bifurcated and accounted for under derivative accounting. These embedded features have been accounted for together as a single compound derivative. The Company estimated the fair value of the compound derivative by comparing the value of the Convertible Note to a similar note without redemption features, the difference between the two values representing the value of the bifurcated redemption features. The bifurcation of the embedded redemption features represented a value of $178.8 million at the date of issuance. The embedded redemption derivative is presented within the convertible related party liabilities, net on the accompanying consolidated balance sheet as of December 31, 2018, and is accounted for in the same manner as a freestanding derivative pursuant to ASC 815, Derivatives and Hedging, with subsequent changes in fair value recorded as additional interest expense each period.
The fair value measurements of the debt discount and the embedded redemption features are considered to be Level 3 fair value measurements in the fair value hierarchy as per ASC 820, Fair Value Measurements, as they were determined using observable and unobservable inputs.
During the year ended December 31, 2018, the Company recorded interest expense of $22.4 million which represents the imputed interest on the Convertible Note at an effective interest rate of 10.66% and also recorded interest expense of $97.6 million, which represents the change in fair value of the embedded redemption feature.
In January 2019, the Company and SoftBank agreed to modify certain provisions of the Convertible Note, See Note 26 for additional details regarding this subsequent event.
Note 14. Fair Value Measurements
The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2017
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$1,100,728	$—	$—	$1,100,728
Other investments — available-for-sale convertible notes	—	—	6,032	6,032
Total assets measured at fair value	$1,100,728	$—	$6,032	$1,106,760

	December 31, 2018
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$1,388,877	$—	$—	$1,388,877
Other investments — available-for-sale convertible notes	—	—	5,319	5,319
Total assets measured at fair value	$1,388,877	$—	$5,319	$1,394,196

Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$—	$—	$129,811	$129,811
Other current liabilities — contingent consideration relating to acquisitions payable in cash	—	—	10,520	10,520
Convertible related party liabilities — derivative liability related to Convertible Note	—	—	276,371	276,371
Total liabilities measured at fair value	$—	$—	$416,702	$416,702

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2017 and 2018.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The tables below provide a summary of the changes in assets and liabilities recorded at fair value and classified as Level 3:

	Year Ended December 31,
(Amounts in thousands)	2017	2018
Assets:
Balance at beginning of period	$5,372	$6,032
Purchases	5,345	63
Issuance of forward contract (1)	94,629	—
Redemption of forward contract (1)	(94,629)	—
Fair value adjustment included in income (loss) from equity method and other investments	(6,120)	—
Conversions	—	(177)
Accrued interest income	217	382
Foreign currency translation gains (losses) included in other comprehensive income	1,218	(176)
Foreign currency gain (loss) included in net income	—	(805)
Balance at end of period	$6,032	$5,319

	Year Ended December 31,
(Amounts in thousands)	2017	2018
Liabilities:
Balance at beginning of period	$—	$—
Additions to contingent consideration liabilities relating to acquisitions (2)	—	107,712
Settlements of contingent consideration liabilities through issuance of ChinaCo stock (2)	—	(43,958)
Change in fair value of contingent consideration liabilities payable in stock included in growth and new market development expenses (2)	—	80,633
Change in fair value of contingent consideration liabilities payable in cash included in growth and new market development expenses (2)	—	(4,194)
Additions to embedded redemption derivative (3)	—	178,784
Change in fair value of embedded redemption derivative (3)	—	97,587
Foreign currency translation gains (losses) included in other comprehensive income	—	138
Balance at end of period	$—	$416,702

(1)	See Note 19 for further details on the Tranche Right.

(2)	See Note 6 for further details on the contingent consideration and the related acquisitions.

(3)	See Note 13 for further details on the embedded redemption derivative.
During the year ended December 31, 2018, there were no unrealized gains or (losses) relating to level 3 assets held as of December 31, 2018. During the year ended December 31, 2018, there were unrealized losses of $97.6 million included in interest expense and $76.4 million of unrealized losses included in growth and new market development expenses relating to level 3 liabilities held as of December 31, 2018.
During the year ended December 31, 2017, other than the $(6.1) million of fair value adjustment there were no unrealized gains or (losses) relating to level 3 assets held as of December 31, 2017. The Company does not intend to sell its investments in available-for-sale convertible notes and it is more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The estimated fair value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to their short maturity periods. As of December 31, 2018 , the estimated fair value of the Company’s senior notes, excluding unamortized debt issuance costs, was approximately $623.5 million based on recent trading activity. For the remainder of the Company’s long-term debt, the carrying value approximated the fair value as of  December 31, 2018 .
Note 15. Community Operating Expenses
Community operating expenses relate to locations that are open for member operations. The components of community operating expenses are as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Lease costs:
Rent expense (see Note 17)	$241,588	$458,521	$851,679
Tenancy costs	41,880	76,194	152,229
Total lease costs	283,468	534,715	1,003,908

Employee compensation and benefits (excluding stock-based compensation)	61,409	102,801	184,171
Stock-based compensation	2,032	18,718	22,793
Other community operating expenses	86,258	158,548	310,257
Total community operating expenses	$433,167	$814,782	$1,521,129

Other community operating expenses primarily consist of cleaning, office, consumables, and repairs and maintenance expenses.
Note 16. Pre-opening Community Expenses
Pre-opening community expenses consist of expenses incurred before a location opens for member operations. The components of pre-opening community expenses are as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Rent expense (see Note 17)	$103,613	$112,851	$316,168
Tenancy costs	5,357	11,684	29,402
Other pre-opening community expenses	6,779	6,789	12,261
Total pre-opening community expenses	$115,749	$131,324	$357,831

Note 17. Rent Expense
Rent expense incurred before a location opens for member operations is recorded in pre-opening community expenses on the accompanying consolidated statements of operations. Once a location opens for member operations, rent expense is included in community operating expenses on the accompanying consolidated statement of operations. Rent expense for Meetup, Inc., Flatiron School, Inc. and Conductor, Inc. is included in other operating expenses on the accompanying consolidated statement of operations, while rent expense for other We Company offerings is included in growth and new market development expenses on the accompanying consolidated statement of operations. Rent expense for the Company’s corporate offices is included in general and administrative expenses on the accompanying consolidated statements of operations.
A large majority of the Company’s lease agreements contain provisions for free rent periods, rent escalation, tenant improvement allowances, brokerage commissions received by the Company for negotiating the Company’s leases, and/or contingent rent. For leases that qualify as operating leases, the Company recognizes the associated rent expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.
Rent contractually paid or payable for each period presented below represents cash payments for base and contingent rent payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.
The non-cash adjustment to record free rent periods and rent escalation clauses on a straight-line basis over the term of the lease beginning on the date of initial possession is presented as “adjustments for impact of straight-lining of rent” below.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The Company expends cash for leasehold improvements and to build out and equip its leased locations. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. The Company may also receive a broker commission for negotiating certain of the Company’s leases. When contractually due to us, these amounts are recorded as a lease incentive receivable and an increase in the deferred rent liability on the consolidated balance sheets and then the deferred rent liability established is amortized on a straight-line basis over the lease term as a reduction to rent expense. The amortization of cash received for tenant improvement allowances and broker commissions is presented as “amortization of lease incentives” below.

	Year Ended December 31, 2016
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General & Administrative Expenses	Growth and New Market Development Expenses	Total
Rent contractually paid or payable	$171,330	$10,822	$—	$2,355	$—	$184,507
Adjustments for impact of straight-lining of rent	92,723	94,526	—	1,497	—	188,746
Amortization of lease incentives	(22,465)	(1,735)	—	(276)	—	(24,476)
Total rent expense	$241,588	$103,613	$—	$3,576	$—	$348,777

	Year Ended December 31, 2017
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General & Administrative Expenses	Growth and New Market Development Expenses	Total
Rent contractually paid or payable	$347,305	$6,973	$317	$4,409	$—	$359,004
Adjustments for impact of straight-lining of rent	162,313	108,285	—	2,329	—	272,927
Amortization of lease incentives	(51,097)	(2,407)	—	(360)	—	(53,864)
Total rent expense	$458,521	$112,851	$317	$6,378	$—	$578,067

	Year Ended December 31, 2018
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General & Administrative Expenses	Growth and New Market Development Expenses	Total
Rent contractually paid or payable	$672,421	$51,334	$4,112	$14,325	$277	$742,469
Adjustments for impact of straight-lining of rent	268,125	268,593	36	5,209	879	542,842
Amortization of lease incentives	(88,867)	(3,759)	—	(1,208)	(1)	(93,835)
Total rent expense	$851,679	$316,168	$4,148	$18,326	$1,155	$1,191,476

Note 18. Income Taxes
U.S. Income Tax Reform
The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduced the U.S. corporate statutory tax rate from 35% to 21%, allowed for immediate expensing of certain qualified capital property, and eliminated the net operating loss carryback but allowed for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income. In addition, the Tax Act imposed a one-time mandatory tax on previously deferred foreign earnings and created a new limitation on the deductibility of interest expense.
The US Treasury issued several proposed regulations supplementing the Tax Act in 2018, including further guidance clarifying the calculation of the mandatory tax on previously unrepatriated earnings, interest expense limitations under Internal Revenue Code (“IRC”) Section 163(j), application of the existing foreign tax credit rules, and expanding details for application of the base erosion tax on affiliate payments.
Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculation of the provisions of the Tax Act. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we made reasonable estimates of the effects of the Tax Act in our financial statements for the year ended December 31, 2017, as permitted under Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, which was also included in ASU No. 2018-05, Income Taxes (Topic 740), Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“SAB 118”). As a result of the Tax Act,

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

the Company recorded a U.S. deferred tax benefit of $7.0 million for the year ended December 31, 2017. The U.S. deferred tax benefit consisted of a $3.2 million deferred tax benefit related to the remeasurement of the Company’s U.S. deferred tax liabilities related to indefinite-lived trademarks due to the reduction in the U.S. federal corporate tax rate, as well as a $3.8 million deferred tax benefit related to the release of the Company’s U.S. valuation allowance due to the limitation on Net Operating Loss (“NOL”) utilization and changes to the NOL carryforward period introduced by the Tax Act. The remeasurement of the Company’s U.S. deferred taxes due to the reduction in the U.S. federal corporate tax rate resulted in a reduction of definite-lived deferred tax assets by $149.1 million offset by an equal release of the Company’s valuation allowance, resulting in no net income impact during the year ended December 31, 2017. As we collected and prepared necessary data and interpreted additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, we made adjustments, over the course of 2018, to the provisional amounts including refinements to deferred taxes. Our accounting for these items was complete as of December 31, 2018, the end of the measurement period for purposes of SAB 118, and adjustments related to the provisional items were immaterial.
The changes to existing U.S. tax laws as a result of the Tax Act which had the most significant impact on the Company’s provision for income taxes as of December 31, 2018 are as follows:
Section 163(j) - Interest Limitation
The Tax Act amended IRC Section 163(j) to further limit deductible business interest to the sum of business interest income, 30% of adjusted taxable income, and floor plan financing interest expense. Any business interest expense disallowed in the current year may be carried forward indefinitely. As a result of the change in tax law, the Company recognized a deferred tax asset of $6.7 million, fully offset by a valuation allowance, as of December 31, 2018.
The components of pre-tax loss are as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
U.S.	$(331,657)	$(737,941)	$(1,162,229)
Foreign	(98,017)	(201,280)	(766,040)
Total pre-tax income loss	$(429,674)	$(939,221)	$(1,928,269)

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The Company’s provision (benefit) for income taxes is as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Current tax expense (benefit):
Federal	$—	$—	$—
State and local	—	—	—
Foreign	16	2,302	9,263
Total current tax expense	16	2,302	9,263

Deferred tax expense (benefit):
Federal	—	(6,834)	(1,741)
State and local	—	(1,097)	(6,777)
Foreign	—	(98)	(1,595)
Total deferred tax expense (benefit)	—	(8,029)	(10,113)
Income tax expense (benefit)	$16	$(5,727)	$(850)

The Company’s effective income tax rate differed from the U.S. Federal statutory rate of 21% primarily because of the following:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Income tax expense at the U.S. Federal tax rate (35% for 2016 & 2017, 21% for 2018)	$(150,386)	$(328,728)	$(404,937)
State income taxes, inclusive of valuation allowance	—	(237)	(5,354)
Effect of foreign operations	19,944	23,524	(14,355)
Stock-based compensation	4,734	82,752	4,251
Non-deductible expenses	—	—	16,196
Non-deductible financial instrument expense	—	—	27,768
Other, net	2,760	(5,485)	3,463
Effect of U.S. tax law changes	—	149,096	—
Valuation allowance	122,964	73,351	372,118
Income tax provision (benefit)	$16	$(5,727)	$(850)

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Deferred income taxes reflect the effect of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The tax effects of the temporary differences were as follows:

	December 31,
(Amounts in thousands)	2017	2018
Deferred tax assets:
Deferred rent	$419,864	$630,481
Accrued expenses	1,066	6,773
Deferred stock-based compensation	10,356	24,256
Deferred financing obligation	27,164	29,370
Unrealized gain (loss) on foreign exchange	—	14,859
Net operating loss	230,750	563,955
Interest	—	1,880
Other	3,036	5,580
Total deferred tax assets	692,236	1,277,154
Valuation allowance	(401,460)	(848,421)
Total net deferred tax assets	290,776	428,733

Deferred tax liabilities:
Property and equipment	(271,003)	(390,240)
Finite-lived intangibles	(14,839)	(38,896)
Indefinite-lived intangibles	(8,205)	(2,164)
Unrealized gain (loss) on foreign exchange	(925)	—
Other	(273)	—
Total deferred tax liabilities	(295,245)	(431,300)
Net deferred tax liability	$(4,469)	$(2,567)

The Company records a valuation allowance in jurisdictions where it is more likely than not that deferred tax assets will not be realized. The Company’s three-year cumulative loss in its operations was significant negative evidence for the Company to record a full valuation allowance in most jurisdictions; however in certain jurisdictions, the Company did not record a valuation allowance where the Company had profitable operations, or recorded only a partial valuation allowance due to the existence of deferred tax liabilities that will partially offset the Company’s net operating loss carryforwards in future years. During the year ended December 31, 2018, the Company released $8.5 million of U.S. valuation allowance due to taxable temporary differences related to U.S. acquisitions.
As of December 31, 2018, the Company had U.S. federal income tax net operating loss carryforwards of $1.5 billion, of which $789.7 million may be carried forward indefinitely and $732.2 million will begin to expire starting in 2033 if not utilized. The Company had U.S. state income tax net operating loss carryforwards of $1.2 billion with varying expiration dates, which will begin to expire starting in 2028 if not utilized. As of December 31, 2018, the Company had foreign net operating loss carryforwards of $604.0 million (with various expiration dates), of which approximately $313.0 million have indefinite carryforward periods.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Certain of these federal, state and foreign net operating loss carryforwards may be subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization amounts.
The Company has not recorded deferred income taxes applicable to the undistributed earnings of its foreign subsidiary that are indefinitely reinvested in foreign operations. Any undistributed earnings will be used to fund international operations and to make investments outside of the United States. Withholding taxes may be payable on future distributions. Deferred income taxes also have not been recorded on any outside basis differences inherent in the foreign subsidiaries.
The Company went through an analysis of its various tax positions and did not identify any material uncertain tax positions for the years ended December 31, 2016, 2017 and 2018.
The Company files income tax returns in U.S. federal, U.S. state and foreign jurisdictions. All tax years remain open to examination by the taxing authorities due to the Company’s NOL carryforwards.
Note 19. Convertible Preferred Stock
As of December 31, 2016, 2017, and 2018, the Company had outstanding the following series of convertible preferred stock, each par value $0.001 per share:

	December 31, 2016		December 31, 2017
(Amounts in thousands)	Shares Issued and Outstanding	Carrying Amount	Shares Issued and Outstanding	Carrying Amount
Series A	38,393	$17,350	38,393	$17,350
Series B	22,165	40,995	22,165	40,995
Series C	28,070	154,699	28,404	154,699
Series D-1	11,939	198,541	11,939	198,541
Series D-2	9,380	155,996	9,380	155,996
Series E	13,194	433,507	13,194	433,507
Series F	13,759	675,913	13,759	675,913
Series G	—	—	33,065	1,727,134
Acquisition	—	—	—	—
Junior	2	1,300	2	1,300
Total	136,902	$1,678,301	170,301	$3,405,435

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

	December 31, 2018
(Amounts in thousands, except per share amounts)	Conversion Price per Share	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Carrying Amount
Series A	$0.46	$17,500	38,393	38,393	$17,350
Series B	1.85	41,039	22,165	22,165	40,995
Series C	5.36	152,227	29,189	28,404	154,699
Series D-1	16.65	198,800	11,939	11,939	198,541
Series D-2	16.65	156,200	9,381	9,380	155,996
Series E	32.89	433,934	13,194	13,194	433,507
Series F	50.19	690,612	14,942	13,759	675,913
Series G	57.90	2,017,338	34,742	33,114	1,729,997
Acquisition	72.65	102,272	13,900	1,408	90,398
Junior	866.67	1,300	2	2	1,300
Total		$3,811,222	187,847	171,758	$3,498,696

On various dates during the year ended December 31, 2016, the Company issued and sold an aggregate of 13,759,327 shares of its Series F Preferred Stock and approximately 250,000 warrants for the purchase of shares of Class A Common Stock at $0.001 for total net proceeds of $679.9 million (the “Series F Financing”). Approximately $675.9 million of the net proceeds were allocated to the Series F Preferred Stock and the remaining $4.0 million were allocated to the issuance of the warrants, recorded through additional paid-in capital.
During the year ended December 31, 2017, the Company issued and sold an aggregate of 32,812,199 shares of its Series G Preferred Stock for net proceeds of $1,697.8 million (“Series G Financing”) and issued a total of 251,968 shares of Series G Preferred Stock in connection with acquisitions.
The Series G Financing closed in three tranches during the year ended December 31, 2017. Per the terms of the agreement, if the second closing did not occur on or before June 30, 2017, the investor was required to purchase the shares at a price above fair market value. This legally binding commitment represented a forward option to sell 11.5 million shares of Series G Preferred Stock at a purchase price above its fair market value (“Tranche Right”) as of June 30, 2017. The Tranche Right was able to be legally separated and transferred to a party separate from the holder of the initial Series G Preferred Stock and was considered legally detachable from the Series G Preferred Stock. As such, the instrument was separately exercisable, as the execution of the June 2017 closing did not extinguish or otherwise impact the initial Series G Preferred Stock issued. Both criteria made the Tranche Right a freestanding instrument. Although the Tranche Right was to issue preferred stock rather than an obligation to repurchase the stock, the underlying shares of Series G Preferred Stock are redeemable upon the occurrence of an event outside the Company’s control, and thus the Tranche Right represented an obligation to repurchase shares pursuant to liability accounting.
The Company recorded the $94.6 million fair market value of the Tranche Right forward option as an other investment on its balance sheet as of June 30, 2017, with a corresponding increase to income from equity method and other investments during the three months ended June 30, 2017 on the accompanying statement of operations. During the three months ended September 30, 2017, the Tranche Right was redeemed and reduced the carrying value of the Series G Preferred Stock by $94.6 million.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

During the fourth quarter of 2017, the investor and the Company closed a third tranche of Series G Financing. The agreement allowed the investor to purchase an additional 15.5 million shares of Series G Preferred Stock at a purchase price below the fair market value per share. This was considered a non-arm’s-length transaction as the investor is a significant shareholder of the Company. The third tranche of Series G Financing closed on October 25, 2017 and resulted in a $(111.0) million loss included in income (loss) from equity method and other investments during the three months ended December 31, 2017. The Company recorded a total net loss of $(16.4) million during the year ended December 31, 2017 in conjunction with the three Series G Financing closings.
In connection with a tender offer that occurred during the year ended December 31, 2017, the Company approved a partial conversion of a $6.0 million convertible note that was convertible into 1,119,530 shares of Series C Preferred Stock. The Company issued 334,228 shares of Series C Preferred Stock in connection with this partial conversion. The original $6.0 million convertible note was included as a component of the carrying amount of the Series C Preferred Stock upon its inception during 2014. As of December 31, 2017 and 2018 , the remaining balance of the convertible note, included as a component of the carrying amount of the Series C Preferred Stock, is $4.2 million and represents the right to convert into 785,302 shares of Series C Preferred Stock.
In March 2018, the Board of Directors of the Company designated 13,900,000 shares of authorized preferred stock as Acquisition Preferred Stock (“Acquisition Preferred Stock”) which may be divided and issued from time to time in one or more series as designated by the Board of Directors. During the year ended December 31, 2018, the Board of Directors designated 1,600,000 shares of Acquisition Preferred Stock as Series AP-1 Acquisition Preferred Stock (“Series AP-1”) and 40,000 shares of Acquisition Preferred Stock as Series AP-2 Acquisition Preferred Stock (“Series AP-2”). During the year ended December 31, 2018, the Company issued a total of 1,407,796 shares of Acquisition Preferred Stock in connection with the acquisitions discussed in Note 6.
During the year ended December 31, 2018, the Company issued a total of 49,152 shares of Series G Preferred Stock in connection with the release of equity holdback amounts related to acquisitions.
The Series A, B, C, D-1, D-2, E, F and G Preferred Stock are referred to as the “Senior Preferred Stock.” The rights and preferences of the Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are as follows:
Conversion—The Senior Preferred Stock and Acquisition Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock in effect at the time of conversion. The conversion price for each series of Senior Preferred Stock and Acquisition Preferred Stock was initially equal to the original issue price for such series of Senior Preferred Stock or Acquisition Preferred Stock, respectively, subject to adjustment as provided in the Company’s restated certificate of incorporation. As of December 31, 2018, all shares of Senior Preferred Stock and Acquisition Preferred Stock are convertible into shares of Class A Common Stock on a one-to-one basis and all shares of Junior Preferred Stock are convertible into shares of Class B Common Stock on a one-to-one basis.
Upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $250.0 million of gross proceeds to the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Company (a “Qualifying IPO”), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Senior Preferred Stock (voting together as a single class on an as converted to common stock basis), all outstanding shares of preferred stock of the Company will automatically be converted into shares of Class A Common Stock, at the then-effective conversion rate for such series of preferred stock (subject to certain additional consent rights in favor of holders of each of the Series C Preferred Stock, Series D-1 and D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Acquisition Preferred Stock), and such shares may not be reissued by the Company. For purposes of this conversion, each share of Junior Preferred Stock will convert into the number of shares of Class B Common Stock equal to the original issue price of the Junior Preferred Stock divided by the price per share of common stock issued in connection with a Qualifying IPO.
Redemption—The Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are not redeemable at the option of any holder thereof (except in limited circumstances as set forth in the Company’s restated certificate of incorporation).
Voting—The holders of Senior Preferred Stock and Acquisition Preferred Stock have the right to one vote for each share of Class A Common Stock into which such Senior Preferred Stock or Acquisition Preferred Stock could then be converted, except as expressly provided by the Company’s restated certificate of incorporation or as provided by law. Except as expressly provided by the Company’s restated certificate of incorporation or as provided by law, the holders of Class A Common Stock, Class B Common Stock, Senior Preferred Stock and Acquisition Preferred Stock vote together as a single class on an as converted to common stock basis on all matters upon which holders of Class A Common Stock, Class B Common Stock, Senior Preferred Stock and Acquisition Preferred Stock have the right to vote.
At any time when a specified number of shares of Senior Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority or two-thirds of the then outstanding shares of Senior Preferred Stock, consenting or voting (as the case may be) separately as a class on an as converted to common stock basis.
Additionally, at any time when a specified number of shares of Acquisition Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s restated certificate of incorporation) the holders of at least a majority of the then outstanding shares of Acquisition Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.
The holders of the shares of Series A Preferred Stock and Series F Preferred Stock, exclusively and as a separate class, are each entitled to elect one director of the Company, the holders of the shares of Class B Common Stock, exclusively and as a separate class, are entitled to elect five directors of the Company, and the holders of the shares of Series G Preferred Stock, exclusively and as a separate class are entitled to elect two directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of record of the common stock and of any other class of voting

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

stock, exclusively and voting together as a single class on an as-converted to common stock basis, are entitled to elect the balance of the total number of directors of the Company. Except as provided by law or by the other provisions of the Company’s restated certificate of incorporation, holders of the Junior Preferred Stock are not entitled to vote on any matter presented to the stockholders.
Dividends—Dividends on the Senior Preferred Stock are noncumulative and are payable when and if declared by the Company’s Board of Directors, and prior and in preference to any declaration or payment of dividends on any other series or class of capital stock. After dividends in the full preferential amount are paid to the holders of Senior Preferred Stock, any additional dividends declared by the Company’s Board of Directors shall be declared ratably among all holders of Common Stock, Senior Preferred Stock and Acquisition Preferred Stock, pro rata based on the number of shares held by each holder on an as converted basis. The holders of Junior Preferred Stock are not entitled to receive any dividends.
Anti‑Dilution—The conversion ratio for the Senior Preferred Stock is adjusted on a broad weighted-average basis in the event of an issuance (or deemed issuance) below the applicable Senior Preferred Stock price, as adjusted.
Liquidation—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain mergers, consolidations or asset sales:

•
First, the holders of shares of each series of Senior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, on a pari passu basis, but before any payment is made to the holders of Junior Preferred Stock, Acquisition Preferred Stock or common stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Senior Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Class A Common Stock in accordance with the Company’s restated certificate of incorporation immediately prior to such transaction;

•
Second, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, the holders of shares of Acquisition Preferred Stock and Junior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, before any payment is made to the holders of common stock, an amount per share equal to the original issue price for the Junior Preferred Stock and in the case of Acquisition Preferred Stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Acquisition Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Acquisition Preferred Stock been converted into Class A Common Stock in accordance with the Company’s restated certificate of incorporation immediately prior to such transaction; and

•
Third, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, Junior Preferred Stock, and Acquisition Preferred Stock, the remaining assets of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Stockholders’ Agreement—Pursuant to the terms of an amended and restated stockholders’ agreement, no transfers by any of the parties are permitted other than certain permitted transfers described in the stockholders’ agreement. Certain major investors have a right of first refusal and right of co‑sale, on a pro rata basis and subordinate to the Company’s right of first refusal, on transfers of any stock held by certain parties to the stockholders’ agreement.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 20. Shareholders' Equity
Common Stock—Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time, into one fully paid and nonassessable share of Class A Common Stock. Shares of Class B Common Stock also automatically convert into shares of Class A Common Stock in the event of a transfer (other than in the case of certain permitted transfers).
The holders of the shares of Class A Common Stock are entitled to one vote per share and the holders of the shares of Class B Common Stock are entitled to ten votes per share. The holders of the shares of Class B Common Stock, exclusively and as a separate class, are also entitled to elect five directors of the Company. All classes of common stock are ranked equally and are entitled to the same treatment with respect to cash dividends and the same rights to participate in the distribution of proceeds upon liquidation, sale or dissolution of the Company.
On March 22, 2018, the Company amended its restated certificate of incorporation to increase the total authorized number of shares of Class A Common Stock from 459,934,875 to 479,934,875 shares.
Warrants—As of December 31, 2018, outstanding warrants to acquire shares of the Company’s stock were as follows:

Convertible Into	Number of Shares	Exercise Price	Expiration Date
Class A Common Stock	6,128	$13.12	July 31, 2025
Class A Common Stock	250,000	$0.001	February 8, 2026
	256,128

During the year ended December 31, 2018, certain warrant holders exercised warrants and acquired an aggregate of 1,577,434 shares of Class B Common Stock. The Company received $0.6 million in proceeds from these warrant exercises.
2018 Warrant Issued to Related Party —On November 1, 2018, the Company entered into a warrant agreement with SBWW Cayman, an affiliate of which is a principal stockholder with representation on the Company’s board of directors, pursuant to which the Company agreed to issue shares of the Company’s capital stock (the “2018 warrant”). Under the terms of the 2018 warrant, in exchange for the issuance of the Company’s capital stock in the future, SBWW Cayman will make a payment of $1.5 billion on each of January 15, 2019 and April 15, 2019. The Company may elect to cancel either of these payments on the date such payment is due. The Company may also elect to defer the January 15, 2019 payment to April 15, 2019. Unless earlier exercised in connection with a Qualifying IPO, a qualifying preferred stock financing, a sale of the Company or certain insolvency events, the right of SBWW Cayman to receive shares of the Company’s capital stock will be automatically exercised on September 30, 2019 at a per-share price of $110. During the year ended December 31, 2018, the Company recognized a capital contribution of $69.0 million and an equal off-setting amount within additional paid-in capital representing the fair value of the arrangement prior to being drawn. The measurement of the 2018 warrant is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs. This 2018 warrant was amended in January 2019, see Note 26 for additional details regarding this subsequent event.
2017 Tender Offer —In October 2017, with the approval of the Company, an investor executed a $1.3 billion tender offer for acquisition of all eligible outstanding convertible preferred and common stock, including the shares underlying exercisable options, warrants and convertible notes of the Company.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Holders of Series G Preferred Stock and Junior Preferred Stock were not eligible to participate in this offering.
At the close of the tender offer, 22,871,249 shares of Class A Common Stock were acquired by the investor for $949.0 million . All shares of Class B Common Stock sold in the tender offer were, in accordance with their terms, converted to shares of Class A Common Stock prior to their transfer to the investor. In addition, 7,968,505 shares of Senior Preferred Stock were acquired by the investor for $351.0 million . The convertible preferred stock acquired in this offering retained their original rights and preferences.
Of the 22,871,249 shares of Class A Common Stock, 9,415,659 shares were acquired from employees of the Company at a price of $51.81 per share, which resulted in $271.0 million of additional stock-based compensation expense during the year ended December 31, 2017.
Common Stock Repurchase—In November 2018, the Company’s board of directors approved the repurchase from an employee of 204,580 shares of Class B Common Stock (including shares underlying vested and exercisable options) at a price of $51.81 per share. As the repurchase price was above the fair market value of the shares acquired, this repurchase resulted in $10.4 million of additional stock-based compensation expense during the year ended December 31, 2018.
Nonrecourse Stockholder Loans—On May 30, 2013, the Company issued Stockholder Loans (the “2013 Stockholder Loans”) totaling $10.4 million maturing on May 30, 2016, with interest due at a rate of 0.2% per annum. The 2013 Stockholder Loans were collateralized with an aggregate of 14,559,510 shares of the Company’s common stock owned by the borrowers (the “2013 Collateral Shares”). The 2013 Collateral Shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to the Company.
The 2013 Stockholder Loans also provided the Company the option to purchase 5,599,845 of the 2013 Collateral Shares for $1.85 per share (“Purchased Call Option”), subject to the terms and conditions of the loan agreements. In May 2016 the Company purchased and retired the 5,599,845 shares and settled the 2013 Stockholder Loans by exercising its Purchased Call Option. As a result, the liability component related to the Purchase Call Option was settled through an increase to additional paid in capital in the amount of $6.4 million in May 2016.
On February 4, 2014, the Company issued additional loans to certain stockholders (the “2014 Stockholder Loans”) totaling $15.0 million maturing on February 4, 2017 with interest due at a rate of 0.2% per annum. The 2014 Stockholder Loans were collateralized with an aggregate of 2,798,825 shares of the Company’s common stock owned by the borrowers (the “2014 Collateral Shares”). The 2014 Collateral Shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to the Company. The 2014 Stockholder Loans also provided the Company the option to purchase the 2014 Collateral Shares at the same price underlying the 2014 Stockholder Loans, subject to the terms and conditions of the loan agreements. In May 2016 the Company exercised its option, purchased and retired the 2,798,825 shares and the 2014 Stockholder Loans were settled.
Note 21. Stock-Based Compensation
Effective May 31, 2013, the Company adopted an equity‑based compensation plan, the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), authorizing the grant of equity-based awards (including stock options and restricted stock) to its management, employees, non‑employee directors and other

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

non-employees. The total number of shares of Class B Common Stock that could be granted under the 2013 Plan was 37,689,450.
Effective February 4, 2015, the Company adopted a second equity‑based compensation plan, the 2015 Equity Incentive Plan, as amended (the “2015 Plan”), authorizing the grant of equity-based awards (including stock options, restricted stock and restricted stock units) to its management, employees, non‑employee directors and other non-employees. Following the adoption of the 2015 Plan, no further grants were made under the 2013 Plan. On June 12, 2018, the Company amended and restated the 2015 Plan to increase the total number of shares of common stock that are reserved for grant and issuance under the 2015 Plan to 32,392,596. As of December 31, 2018, 2,118,006 shares of Class A Common Stock remained available for further grants under the 2015 Plan.
Stock Options—Stock options outstanding consist primarily of time‑based options to purchase Class A or Class B Common Stock, the majority of which vest over a five‑year period and have a ten‑year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company and, with respect to certain awards, satisfaction of various performance criteria.
The following table summarizes the stock option activity during the year ended December 31, 2018:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2017	26,856,354	$9.55	7.2	$453,814
Granted	11,802,852	$26.65
Exercised	(558,330)	$5.46
Forfeited/canceled	(2,355,935)	$23.08
Outstanding, December 31, 2018	35,744,941	$14.37	7.1	$809,823
Exercisable, December 31, 2018	20,498,594	$7.33	5.9	$608,770
Vested and expected to vest, December 31, 2018	35,134,190	$14.11	7.1	$805,328
Vested and exercisable, December 31, 2018	19,791,046	$7.34	5.9	$587,646

The weighted‑average grant date fair value of options granted during the years ended December 31, 2016, 2017, and 2018 were $7.80, $10.31, and $11.51, respectively.
The Company estimates the fair value of stock option awards granted using the Black-Scholes Model and a single option award approach. The assumptions used to value stock options issued during the years ended December 31, 2016, 2017, and 2018, were as follows:

	Year Ended December 31,
	2016	2017	2018
Fair value of common stock	$ 18.98 - 21.57	$ 21.57 - 26.45	$ 26.45 - 26.75
Weighted average expected term (years)	6.28	6.42	6.19
Weighted average expected volatility	40.0%	40.0%	40.0%
Risk-free interest rate	1.03 - 2.23%	1.78 - 2.32%	2.41 - 2.99%
Dividend yield	—	—	—

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

For the years ended December 31, 2016, 2017, and 2018, the Company recorded total stock‑based compensation expense of $12.0 million, $16.9 million, and $44.3 million, respectively, related to stock options awarded to employees and non-employee directors. As of December 31, 2016, 2017, and 2018, the unrecognized stock‑based compensation expense from outstanding options awarded to employees and non-employee directors was approximately $32.2 million,$71.5 million and $136.9 million, respectively, expected to be recognized over a weighted‑average period of approximately 3.9 years, 4.2 years and 3.9 years, respectively. For the years ended December 31, 2017 and 2018, the tax benefit realized from stock options exercised was $70.0 million and $13.1 million, respectively.
For the years ended December 31, 2016, 2017, and 2018, the Company recorded $0.7 million, $1.3 million, and $1.1 million, respectively of general and administrative expenses related to stock options awarded to non-employee contractors for services rendered. For the year ended December 31, 2018, the Company also recorded $1.9 million of growth and new market development expenses related to stock options awarded to non-employee contractors for services rendered. As of December 31, 2016, 2017, and 2018, there was $3.4 million, $4.5 million, and $8.1 million of total unrecognized expense related to stock options awarded to contractors expected to be recognized over a weighted‑average period of approximately 3.4 years, 3.4 years and 4.2 years, respectively.
For the years ended December 31, 2016, 2017, and 2018, the Company recognized none, $0.9 million, and $1.1 million, respectively, of charges for stock options awarded to non-employees relating to goods received and services provided that was capitalized and recorded as a component of property and equipment on the accompanying consolidated balance sheets. As of December 31, 2017, and 2018, there was $1.0 million and $1.2 million of total unrecognized cost related to these stock options expected to be recognized over a weighted‑average period of approximately 3.3 years and 2.3 years, respectively.
Early Exercise of Stock Options—The Company allows certain employees and directors to exercise stock options granted under the 2013 Plan prior to vesting. The shares received as a result of the early exercise of unvested stock options are subject to a repurchase right by the Company at the original exercise price for a period equal to the original vesting period.
During 2014, certain individuals early exercised stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, these individuals each provided a 1.9% interest bearing recourse note, for an aggregate of $2.5 million, $2.7 million, and $2.7 million as of December 31, 2016, 2017, and 2018, respectively. As a result of the early exercises, the individuals received shares of restricted Class B Common Stock which will vest over a specified period of time (which period of time is consistent with the original vesting schedule of the stock options grant). The restricted Class B Common Stock is subject to repurchase at the original exercise price by the Company over the original vesting term. The recourse notes mature in November 2023 and are included as a component of equity.
Restricted Stock—Grants of the Company’s restricted stock or restricted stock units consist primarily of time-based awards that are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. Certain awards contain additional performance conditions for vesting described below.
During 2015, certain executives of the Company were issued 440,864 shares of restricted Class A Common Stock and 500,000 shares of restricted Class B Common Stock in exchange for recourse promissory notes with principal balances totaling $10.2 million, $6.2 million, and $5.6 million as of

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

December 31, 2016, 2017, and 2018, respectively. These restricted shares of Class A Common Stock vest primarily over a five year period. The recourse promissory notes pay interest rates ranging from 1.6% to 1.8% and have maturities of approximately nine years and are recorded as a component of equity. In addition, during 2015 one of the officers also paid $0.7 million for another 90,000 shares of restricted Class B Common Stock, of which 45,000 vested immediately and the remainder vest ratably over the 13th month through the 36th month period from the date of acquisition or exercise. As of December 31, 2018, the full 90,000 shares were vested. During the year ended December 31, 2018, the Company forgave $0.6 million of principal balance of the recourse promissory notes and recognized the forgiveness amount as a component of general and administrative expense on the accompanying consolidated statement of operations.
In June 2018, certain executives of the Company were issued 756,039 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling $20.2 million as of December 31, 2018. These restricted shares vest over a five year period and are subject to repurchase by the Company during the vesting period at the original issue price. The recourse notes pay interest rates ranging from 2.5% to 2.9% and have maturities of between seven to nine years and are recorded as a component of equity.
The Company reflects restricted stock and restricted stock units as issued and outstanding shares of common stock when vested and when the Class A Common Stock or Class B Common Stock has been delivered to the individual. The following table summarizes the Company’s restricted stock and restricted stock unit activity for the year ended December 31, 2018:

	Shares	Weighted Average Grant Date Value
Unvested, December 31, 2017	2,922,520	$19.66
Granted (1)	2,926,215	26.62
Vested (2) (3)	(792,036)	20.65
Forfeited/canceled	(215,517)	26.45
Unvested, December 31, 2018(4)	4,841,182	$23.42

(1)
Includes (a) 1,603,106 restricted stock units granted during the year ended December 31, 2018, which will vest over a five to seven year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant, (b) 343,965 restricted stock units granted during the year ended December 31, 2018 that previously required an occurrence of an initial public offering or Acquisition (as defined in the 2015 Plan) to vest but were modified during the year ended December 31, 2018 to vest over a three year service period and (c) 979,144 restricted stock units granted during the year ended December 31, 2018 that vest over a five year service period.

(2)
Includes 157,746 restricted stock units which vested during the year ended December 31, 2018, however the underlying common shares have not been issued to the individual. As of December 31, 2018, a total of $7.6 million (relating to 349,140 shares of previously vested restricted stock units that have not been settled) was included as a component of additional paid-in capital on the accompanying balance sheet.

(3)
Includes 60,345 restricted stock units which vested during the year ended December 31, 2018 in which the employee had elected to cash-settle the award upon vesting. The Company made cash payments totaling $3.5 million during the year ended December 31, 2018 for these cash-settled restricted stock units.

(4)
The unvested balance includes a total of 1,953,102 restricted stock and restricted stock units that will vest over their remaining service period and 2,888,080 restricted stock units that will vest annually over a three to seven year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant.

The fair value of restricted stock that vested during the years ended December 31, 2016, 2017, and 2018 was $38.2 million, $18.5 million, and $29.3 million, respectively.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

For the years ended December 31, 2016, 2017, and 2018, the Company recorded total stock‑based compensation expense of $10.7 million, $7.6 million, and $14.7 million, respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. As of December 31, 2016, 2017, and 2018, there was $32.3 million, $24.3 million, and $27.1 million, respectively, of total unrecognized stock‑based compensation expense related to unvested restricted stock and restricted stock units awarded to employees and non-employee directors expected to be recognized over a weighted‑average period of approximately 3.7 years, 3.1 years, and 3.0 years, respectively.
For the years ended December 31, 2016, 2017, and 2018, the Company recorded $0.9 million, $1.2 million, and $1.6 million of general and administrative expenses, respectively, associated with restricted stock issued to non-employee contractors for services rendered. As of December 31, 2016, 2017, and 2018, there was $1.3 million, $1.3 million, and none, respectively, of total unrecognized expense related to unvested restricted stock awarded to contractors expected to be recognized over a weighted‑average period of approximately 1.9 years, 0.7 years, and 0.0 years, respectively.
Total Stock‑Based Compensation Expense—The total of all stock-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Stock-based compensation included in:
Community operating expenses	$2,032	$18,718	$22,793
Other operating expenses	—	355	4,522
Sales and marketing expenses	775	4,244	6,343
Growth and new market development expenses	2,486	11,383	17,723
General and administrative expenses	17,367	260,662	18,019
Total stock-based compensation expense	$22,660	$295,362	$69,400

Stock-Based Awards to Non-Employees—From time to time, the Company issues common stock, restricted stock or stock options to acquire common stock to non-employee contractors for services rendered. The stock options and shares of the common stock granted, vested, exercised, forfeited/canceled during the year ended December 31, 2018 are included in the above tables together with the employee awards.
Stock options granted in 2016 to non-employees included an option to purchase 500,000 shares of Class A Common Stock that will vest upon the achievement of certain member count and profitability-based targets that must be met during a four year vesting period and an option to purchase up to 120,000 shares of Class A Common Stock determined quarterly by a vesting schedule that evaluates the average price per usable square foot for accepted goods in comparison to a benchmark average price as set out in the option agreement. In February 2018, the non-employee with the option to purchase 500,000 shares of Class A Common Stock converted to an employee, and the vesting conditions of the option awards remained unchanged.
The tables above do not include any grants of restricted shares in the Company’s consolidated subsidiaries. In April 2017, one of the Company’s consolidated subsidiaries, ChinaCo, granted a shareholder, in connection with services to be provided by a consultant affiliated with such shareholder,

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

the right to subscribe to 10,000,000 of ChinaCo’s Class A ordinary shares which will vest annually over a five year period and had a grant date value of $3.51 per ChinaCo Class A ordinary share. The consultant is also a member of the Company’s and ChinaCo’s board of directors; however, the services required per the terms of grant are greater in scope than the individual’s responsibilities as a standard director. As of December 31, 2018, two million of these shares were vested and issued. During the years ended December 31, 2016, 2017, and 2018, the Company recorded none, $4.8 million, and $14.4 million, respectively, of general and administrative expenses, associated with the rights to subscribe to ChinaCo Class A ordinary shares granted to non-employee contractors for services rendered. This expense was recorded as an increase in the equity allocated to noncontrolling interests on the Company’s consolidated balance sheet as of December 31, 2018. As of December 31, 2018, there was $60.1 million of total unrecognized expense related to unvested ChinaCo ordinary shares expected to be recognized over a weighted‑average period of approximately 3.3 years.
In December 2018, one of the Company’s consolidated subsidiaries, PacificCo, entered into an agreement for the Company to operate workspaces within spaces leased by the counterparty in the region. As part of the arrangement, the Company will issue PacificCo Class B ordinary non-voting shares to the counterparty upon achievement of certain performance milestones based on the amount of usable square feet leased by the counterparty that are ultimately used to operate our workspaces. The milestone consideration is subject to an aggregate cap of $20.0 million of PacificCo Class B non-voting ordinary shares. The maximum number of shares eligible for vesting will be determined based on the $20.0 million divided by $10.00 per share or if the PacificCo ordinary shares are listed on a national exchange or trading system, the average closing price of the ordinary shares for 30 days prior to the date such shares are issued. As of the December 2018 grant date, the PacificCo Class B ordinary shares had a fair value of $4.93 per share. The Company accrues expense when the achievement of the performance milestones becomes probable, and has not recognized any expense in relation to this arrangement during the year ended December 31, 2018.
Note 22.  Net loss per share
We compute net loss per share of Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in our net losses.
Our participating securities includes Series A, B, C, D-1, D-2, E, F, G and Acquisition Preferred Stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend on a pari passu basis in the event that a dividend is paid on common stock, and holders of certain vested RSUs that have a non-forfeitable right to dividends in the event that a dividend is paid on common stock. The holders of our Junior Preferred Stock are not entitled to receive dividends and are not included as participating securities. The holders of Series A, B, C, D-1, D-2, E, F, G and Acquisition Preferred Stock as well as the holders of certain vested RSUs with a non-forfeitable right to dividends, do not have a contractual obligation to share in our losses. As such, our net losses for the years ended December 31, 2016, 2017 and 2018 were not allocated to these participating securities.
Basic net loss per share is computed by dividing net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of shares of our Class A common stock and Class B common stock outstanding during the period.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

For the computation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of fully diluted common shares outstanding. In the years ended December 31, 2016, 2017 and 2018, our potential dilutive shares, such as stock options, restricted stock, RSUs, warrants, convertible notes, and shares of convertible Series A, B, C, D-1, D-2, E, F, G, Acquisition and Junior Preferred Stock were not included in the computation of diluted net loss per share as the effect of including these shares in the computation would have been anti-dilutive.
The numerators and denominators of the basic and diluted net loss per share computations for our common stock are calculated as follows for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2016	2017	2018
Numerator:
Net loss attributed to WeWork Companies Inc.	$(429,690)	$(883,994)	$(1,610,792)
Net loss attributable to Class A and Class B common stockholders	$(429,690)	$(883,994)	$(1,610,792)
Denominator:
Basic shares:
Weighted-average shares - Basic	161,324,940	159,689,116	163,148,918
Diluted shares:
Weighted-average shares - Diluted	161,324,940	159,689,116	163,148,918
Net loss per share attributable to Class A and Class B common stockholders:
Basic	$(2.66)	$(5.54)	$(9.87)
Diluted	$(2.66)	$(5.54)	$(9.87)

The following table presents the total weighted-average number of potentially dilutive shares that were excluded from the computation of diluted net loss per share attributable to Class A and Class B common stockholders because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31,
	2016	2017	2018
Convertible Preferred Stock Series A, B, C, D-1, D-2, E, F, G, and Acquisition	130,262,290	150,447,821	171,369,355
Convertible Preferred Stock Series Junior	1,500	1,500	1,500
Convertible notes	1,119,530	1,065,504	3,848,814
Stock options not subject to performance conditions	12,046,959	16,087,094	16,023,662
Unvested restricted stock/RSUs not subject to performance conditions	1,874,389	607,695	955,301
Vested RSUs with non-forfeitable dividend rights	—	43,605	272,185
Warrants	2,528,340	2,355,035	1,178,715

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Pro forma Net Loss per share (unaudited)
Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding convertible preferred stock into Class A common stock other than our Junior Preferred Stock which automatically converts to Class B common stock in connection with a qualifying initial public offering and our convertible notes that automatically ultimately convert into Class A common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The liquidation and dividend rights are identical among Class A and Class B common stock, and both classes of common stock share equally in our earnings and losses.
In addition, if the qualifying initial public offering had occurred on December 31, 2018, we would have recorded $16.7 million of stock-based compensation expense related to RSUs with both service-based and performance conditions, that will vest on the satisfaction of the performance condition in connection with the completion of a qualifying initial public offering. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation. Since these RSUs have not yet met the respective service-based conditions, these shares are not included as part of pro forma basic shares but included in potentially pro forma dilutive shares as of December 31, 2018, the effect of which were anti-dilutive.
The numerators and denominators of the basic and diluted pro forma net loss per share computations for our common stock are calculated as follows for the year ended December 31, 2018:

Year Ended December 31,
(Amounts in thousands, except share and per share data)	2018
Numerator:
Net loss attributed to WeWork Companies Inc. as reported	$(1,610,792)
Net loss attributable to Class A and Class B common stockholders for pro forma computation	$(1,610,792)
Denominator:
Basic Shares:
Weighted-average shares outstanding used for basic net loss per share computation	163,148,918
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, G, and Acquisition preferred stock to Class A common stock	171,369,355
Pro forma adjustment to reflect assumed conversion of convertible notes to Class A common stock	3,848,814
Pro forma adjustment to reflect assumed conversion of Junior Preferred Stock to Class B common stock	1,500
Number of shares used for pro forma basic net loss per share computation	338,368,587
Diluted shares:
Weighted-average shares - Diluted	338,368,587
Pro forma net loss per share attributable to Class A and Class B common stockholders:
Basic	$(4.76)
Diluted	$(4.76)

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Note 23.  Commitments and Contingencies
Lease Commitments—
Operating leases
Future minimum rental payments under operating leases, inclusive of escalation clauses and exclusive of contingent rent payments, that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 2018 are as follows:

(Amounts in thousands)	Total
2019	$1,380,418
2020	1,895,554
2021	2,102,426
2022	2,212,941
2023	2,273,717
2024 and beyond	24,100,363
Total minimum payments	$33,965,419

Capital leases
The Company’s assets subject to capital leases had a gross carrying value of $44.4 million and accumulated amortization of $8.5 million as of December 31, 2018. Future minimum payments with respect to obligations under the Company’s capital leases as of December 31, 2018 are as follows:

(Amounts in thousands)	Total
2019	$5,616
2020	5,673
2021	5,772
2022	5,901
2023	6,033
2024 and beyond	44,977
Total minimum payments	73,972
Less amount representing interest	(21,229)
Present value of net minimum obligations	52,743
Less current portion	(1,958)
Long-term portion	$50,785

Credit Agreement—In November 2015, the Company amended and restated its credit facility to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial covenants. In August 2016, March 2017, November 2017, June 2018, and August 2018, the Company executed amendments to the credit agreement which amended certain of the financial and other covenants. In November 2017 and as amended in August 2018, the Company entered into a new letter of credit facility pursuant to the letter of credit reimbursement agreement, that provides for an additional $500.0 million in availability of standby letters of credit. The revolving loans and letters of credit under the credit agreement and the letter of credit reimbursement agreement will terminate in November 2020.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

The credit agreement and the letter of credit reimbursement agreement contain customary representations, warranties, covenants (including certain financial covenants) and events of default applicable to the Company and its subsidiaries that could give rise to accelerated repayment. The Company was in compliance with all of the covenants required by the credit agreement as of December 31, 2018.
Any amount borrowed under the credit agreement and reimbursement obligations under the letter of credit reimbursement agreement are guaranteed by the Company and certain of the Company’s domestic wholly-owned subsidiaries. The obligations under the revolving credit facility and letter of credit facility are secured on a pari passu basis (except with respect to certain cash collateral) by a lien on substantially all of the Company’s assets and substantially all of the assets of substantially all of the Company’s subsidiaries that are guarantors, as applicable, including the pledge of the equity interests in each of the Company’s, and the guarantors’, direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantee and security requirements under each of these facilities are subject to certain customary exceptions and exclusions.
As of December 31, 2017 and 2018, $481.7 million and $832.3 million, respectively, of stand‑by letters of credit were outstanding under a combination of the credit facility and the letter of credit facility, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s wholly owned subsidiaries. These letters of credit were secured by restricted cash of $130.3 million and $344.9 million, respectively, at December 31, 2017 and 2018. There were no borrowings outstanding under the credit agreement as of December 31, 2017 and 2018.
In addition, the Company has also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s consolidated VIEs. There was $2.4 million, and $59.6 million of stand‑by letters of credit outstanding under these other arrangements secured by $20.0 million and $74.8 million of restricted cash at December 31, 2017 and 2018, respectively.
Construction Commitments—In the ordinary course of its business, the Company enters into certain agreements to purchase construction and related contracting services related to the build-outs of the Company’s operating locations that are enforceable and legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. The Company’s purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with the Company’s construction schedule. As of December 31, 2017 and 2018, the Company had issued approximately $89.1 million, and $270.3 million, respectively, in such outstanding construction commitments.
Legal Matters—The Company is, from time‑to‑time, party to litigation arising in the normal course of its business or litigation that is adequately covered by insurance. In the normal course of business, the Company also actively monitors violations of our valuable trademark rights and pursues legal action as determined appropriate. Management believes that none of these actions will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Asset Retirement Obligations—As of December 31, 2017 and 2018, the Company had asset retirement obligations of $53.3 million, and $90.5 million, respectively, recorded within other liabilities. Asset retirement obligations include the following activity during the years ended December 31, 2017 and 2018:

	Year Ended December 31,
(Amounts in thousands)	2017	2018
Balance at beginning of period	$33,533	$53,336
Liabilities incurred in the current period	16,453	33,782
Liabilities settled in the current period	—	—
Accretion of liability	2,653	4,462
Revisions in estimated cash flows	—	—
Effect of foreign currency exchange rate changes	697	(1,110)
Balance at end of period	$53,336	$90,470

Note 24.  Other Related Party Transactions
During the year ended December 31, 2016, 2017, and 2018, the Company earned $0.1 million, $0.2 million, and $18.8 million, respectively, in revenue from the sale of memberships and other services to an affiliate of a principal stockholder with representation on the Company’s board of directors.
During the years ended December 31, 2016, 2017, and 2018, the Company earned $0.1 million, $0.2 million, and $3.2 million, respectively, in revenue from the sale of memberships and other services to other related parties that have significant influence over the Company through representation on the Company’s board of directors.
As of December 31, 2018, the Company recorded a receivable of $2.5 million from an individual that is a principal stockholder, executive officer and director of the Company, relating to reimbursement of expenditures made, included as due from related parties on the accompanying consolidated balance sheets. The receivable was fully collected in February 2019. In addition, during the year ended December 31, 2018, the Company recorded revenue of $0.1 million, relating to services rendered to a principal stockholder, executive officer and director of the Company.
The Company has entered into three separate operating lease agreements for space in buildings that are partially owned by an individual that is a principal stockholder, executive officer and director of the Company. A significant shareholder of the Company’s Class B stock is also a partial owner of one of the buildings. During the years ended December 31, 2016, 2017, and 2018, the Company recognized $3.7 million, $6.1 million, and $5.8 million, respectively, of rent expense related to these leases and made cash payments totaling $1.2 million, $3.7 million, and $6.1 million, respectively. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $222.9 million as of December 31, 2018.
The Company has entered into a capital lease agreement for space in a building partially owned by a principal stockholder, executive officer and director of the Company. A significant shareholder of the Company’s Class B stock is also a partial owner of the building. During the years ended December 31, 2016, 2017, and 2018, the Company recognized $1.8 million, $1.7 million, and $1.7 million, respectively, of interest expense related to this capital lease and made cash payments totaling

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

$1.9 million, $1.9 million, and $1.9 million, respectively. Future payments with respect to obligations under this capital lease, are approximately $18.8 million as of December 31, 2018.
As of December 31, 2017, the Company held a 5% investment in the landlord entity at the Company’s leased location at 210 North Green in Chicago, Illinois. In January 2018, the Company received $2.2 million for the sale of this investment and it is no longer included in the balance of equity method and other investments as of December 31, 2018. The $1.5 million gain on sale has been deferred as a result of the Company’s continuing involvement through its capital lease at this location. During the years ended December 31, 2016, 2017, and 2018, the Company recognized $1.4 million, $1.3 million, and $1.1 million, respectively, of interest expense related to this lease which is accounted for as a capital lease and made cash payments totaling $2.0 million, $2.0 million, and $2.0 million, respectively. Future payments with respect to obligations under this capital leases, are approximately $28.5 million as of December 31, 2018. See Note 9 for additional details.
As of December 31, 2018, the Company has several operating lease agreements for space in buildings owned by entities in which the Company has an equity method investment. During the years ended December 31, 2016, 2017, and 2018, the Company recognized $0.9 million, $0.8 million and $3.3 million, respectively, of rent expense related to these leases and made cash payments totaling $0.8 million, $1.1 million, and $1.1 million, respectively. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $309.7 million as of December 31, 2018.
As of December 31, 2018, the Company has several operating lease agreements for space in buildings that are owned by the WPI Fund. The Company is a 50% owner of the unconsolidated entities that are the general partner and asset manager of the WPI Fund. The other 50% owner of both the general partner and the asset manager of the WPI Fund, is an affiliate of Rhône Group L.L.C. Rhône Group L.L.C. is also a shareholder of WeWork Companies Inc. and Rhône Group L.L.C.’s controlling member is also a director of WeWork Companies Inc. During the years ended December 31, 2016 , 2017 , and 2018 , no rent expense or cash payments had been recognized as possession of the leased space had not occurred. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $277.7 million as of December 31, 2018 .
During 2017, the Company also received unsecured loans totaling $26.1 million , at an interest rate of 1.52% , from the WPI Fund. The loans were paid off in full by the Company upon maturity on April 13, 2018. During the years ended December 31, 2017 and 2018 the Company recognized $0.1 million and $0.2 million , respectively, of interest expense related to this unsecured loan.
As of December 31, 2017 and 2018, the Company had $3.8 million and $5.7 million, respectively, in outstanding recourse promissory notes to certain employees of the Company. As of December 31, 2018, the promissory notes include interest rates ranging from 1.7% to 2.6% and have maturities ranging from 2023 to 2027. As of December 31, 2017, $1.8 million was recorded in other current assets and $2.0 million was recorded in other assets on the accompanying consolidated balance sheets. As of December 31, 2018, $5.7 million was recorded in other assets on the accompanying consolidated balance sheets.
During the year ended December 31, 2018, the Company recognized expenses of $0.9 million for services provided by an entity that is a principal stockholder with representation on the Company’s board of directors. During the years ended December 31, 2016, and 2017, the Company did not recognize any expenses related to services provided by this vendor.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

During the years ended December 31, 2017, and 2018, the Company recognized expenses of $0.2 million and $0.3 million, respectively, for services provided by a vendor in which the Company has an equity method investment. During the year ended December 31, 2016, the Company did not recognize any expenses related to services provided by this vendor.
During the year ended December 31, 2018, the Company recognized expenses totaling $0.2 million, in connection with promotional services performed by an immediate family member of a principal stockholder, executive officer and director of the Company for the Creator Awards ceremonies. During the years ended December 31, 2016, and 2017, the Company did not recognize any expenses related to services performed by this individual. In addition, during the years ended December 31, 2016, 2017 and 2018, the Company recognized expenses totaling $0.1 million, $0.2 million and $0.2 million, respectively, for an employee of the Company, whom is an immediate family member of a principal stockholder, executive officer and director of the Company.
Note 25.  Concentration
The Company’s revenues and total property and equipment, by country, are as follows:

	Year Ended December 31,
(Amounts in thousands)	2016	2017	2018
Revenue:
United States	$330,554	$607,332	$1,073,680
United Kingdom	81,176	153,095	275,615
Greater China	2,883	30,057	99,529
Other foreign countries	21,486	95,520	372,927
Total revenue	$436,099	$886,004	$1,821,751

	December 31,
(Amounts in thousands)	2017	2018
Property and equipment:
United States	$1,854,543	$2,997,154
United Kingdom	299,388	537,568
Greater China	56,598	247,654
Other foreign countries	418,627	1,157,903
Total property and equipment	$2,629,156	$4,940,279

Our concentration in specific territories magnifies the risk to us of localized economic conditions in those territories or other territories within the same region. For the year ended December 31, 2018 , we generated the majority of our revenue from locations in the United States and the United Kingdom. The majority of our United States revenue was generated from our locations in the greater New York City, San Francisco, Los Angeles, Washington, D.C. and Boston markets. In the United Kingdom, 97% of our property and equipment and 98% of revenues are related to our locations in the greater London area. In the United States, the Company generally uses metropolitan statistical areas (as defined by the United States Census Bureau) to define its greater metropolitan markets. The nearest equivalent is used internationally.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

During the years ended December 31, 2016, 2017 and 2018, no single member accounted for greater than 10% of the Company’s revenues.
Although the Company deposits its cash with multiple high credit quality financial institutions, its deposits, at times, may exceed federally insured limits. The Company believes no significant concentration risk exists with respect to its cash and cash equivalents.
Note 26.  Subsequent Events
The Company has evaluated subsequent events from December 31, 2018 through April 25, 2019, which is the date the financial statements were available for issuance, and has determined that there are no subsequent events requiring adjustments to or disclosure in the consolidated financial statements, other than as discussed below.
In January 2019, the Company and SBWW Cayman agreed to modify certain provisions of the Convertible Note and the 2018 warrant. The Convertible Note, as amended (“Amended Convertible Note”), will automatically convert to the Company’s capital stock at the same time as the 2018 warrant, as amended (the “amended 2018 warrant”), which, assuming no other exercise events prior to December 31, 2019, will now be automatically exercised on December 31, 2019, for a fixed per share price of $110. The interest accrual start date per the Amended Convertible Note was also extended to December 31, 2019.
Under the amended 2018 warrant, the amount of a payment to be made in April 2019 from SBWW Cayman to the Company (the “April 2019 Payment”) was reduced from $1.5 billion to $1.0 billion and the amendment modified the conversion price per share to be a fixed price of $110. The April 2019 Payment is subject, under the amended 2018 warrant, to increase by not more than $500 million, as discussed below. In January 2019 the Company drew down on the first tranche of the amended 2018 warrant and received $1.5 billion in cash from SBWW Cayman. In April 2019 the Company drew down on the second tranche of the amended 2018 warrant and received $1.0 billion in cash from SBWW Cayman.
In January 2019, the Company entered into a warrant with SBWW Cayman pursuant to which the Company agreed to issue shares of the Company’s capital stock (the “2019 warrant”). Under the terms of the 2019 warrant, in exchange for the issuance of the Company’s capital stock, SBWW Cayman will make a payment of $1.5 billion on April 3, 2020. The right of SBWW Cayman to receive shares of the Company’s capital stock will be automatically exercised on April 3, 2020 at a per-share price of $110. Additionally, under the terms of the 2019 warrant, SBWW Cayman agreed to launch a tender offer to purchase up to $1.0 billion of shares of currently-outstanding equity securities (including vested options, exercisable warrants and convertible notes) from equity holders of the Company. If SBWW Cayman purchases less than $1.0 billion in connection with the tender offer, the April 2019 Payment may be increased by the difference between the dollar amount of the aggregate purchases in the tender offer and $1.0 billion, but such amount shall not exceed $500 million in any event. In April 2019, the tender offer closed and SBWW Cayman purchased the full $1.0 billion of currently-outstanding equity securities.
The Convertible Note and the 2019 warrant were reissued on March 7, 2019, in connection with the assignment of the Convertible Note and the 2019 warrant, respectively, from SoftBank Group Corp. to SBWW Cayman.
In February 2019, the Company invested $50 million for a 17.4% interest in a joint venture that simultaneously closed on the acquisition of a $850 million real estate investment located in New York City (the “ 424 Fifth Venture ”). The WPI Fund is also a 39.1% owner in the 424 Fifth Venture . The 424 Fifth Venture was initially capitalized with a total of $287 million of equity and a debt facility of up to $900 million, of which, approximately $600 million was drawn down at closing. The Company also entered into agreements with wholly owned subsidiaries of the 424 Fifth Venture to manage the redevelopment of the property, and subsequently manage the operations and lease the property from the 424 Fifth Venture after the redevelopment is completed. The lease agreement includes total future minimum rental payments of approximately $1.7 billion over the 20 year lease. The Company’s $50 million contribution to the 424 Fifth Venture was funded through the February 2019 conversion of the $50 million convertible note previously issued by the Company to a wholly-owned subsidiary of the WPI Fund during the year ended December 31, 2018.
In February 2019, the Board of Directors of the Company designated and authorized 45,454,548 shares of preferred stock as Series G-1 Preferred Stock (“Series G-1 Preferred Stock”). The Series G-1 Preferred Stock has a conversion price and liquidation preference of $110 per share and may, in certain circumstances, be issued upon the conversion of the Amended Convertible Note, Amended 2018 warrant and 2019 warrant.
In March 2019, the Company’s board of directors approved, and the Company issued, option awards to members of the Company’s senior management and other employees in respect of 48,510,093 shares of the Company’s Class B common stock. In March 2019, the Company also amended its Certificate of Incorporation to increase the number of authorized shares of the Company’s common stock in connection with these option grants. The options have a per-share exercise price equal to the fair market value of the Company’s Class B common stock on the date of grant. A substantial portion of the grant has performance-based vesting conditions, including vesting conditions tied to a sale of the Company, an initial public offering and significant increases in market capitalization, and sales of the Company’s outstanding preferred stock at various valuations.
In April 2019, the Company issued a $362 million loan to Adam Neumann in connection with the early exercise of a stock option, with the shares received as a result of such option exercise subject to the vesting schedule of the option award and with the recourse promissory note secured by such shares. This promissory note has an interest rate of 2.89% and a maturity of 2029.
In April 2019, the Company's board of directors approved a restricted stock award to a director for 454,546 shares of the Company's Class A common stock, which is subject to completion of a contemplated transaction. The grant generally vests in equal monthly installments over 7 years from the grant date.
In April 2019, the Board of Directors designated 1,100,000 shares of Acquisition Preferred Stock as Series AP-3 Acquisition Preferred Stock (“Series AP-3 Stock”). The Series AP-3 Stock has an original issue price of $110 per share and rights similar to those of the Company’s other outstanding shares of Acquisition Preferred Stock.
In April 2019, the Company entered into an agreement to acquire Managed by Q Inc., an office management platform, for a total contract price of $220.0 million to be paid in $100.0 million in cash and the remaining in Series AP-3 Acquisition Preferred Stock.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2018

Subsequent to December 31, 2018, the Company has continued to enter into new lease commitments and letters of credit in connection with continued domestic and international expansion occurring in the ordinary course of business.

WeWork Companies Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	December 31,	March 31,	Pro Forma March 31,
(Amounts in thousands, except share and per share amounts)	2018	2019	2019
Assets
Current assets:
Cash and cash equivalents (1)	$1,744,209	$2,499,383	$2,499,383
Accounts receivable and accrued revenue, net of allowance of $4,562 and $5,370 as of December 31, 2018 and March 31, 2019, respectively)	99,525	146,411	146,411
Lease incentives receivable (including amounts due from related parties of $1,988 and $2,022 as of December 31, 2018 and March 31, 2019, respectively)	232,243	251,490	251,490
Due from related parties	2,500	—	—
Other current assets	385,601	469,846	469,846
Total current assets	2,464,078	3,367,130	3,367,130
Property and equipment, net	4,368,772	5,894,230	5,894,230
Restricted cash (1)	419,733	488,004	488,004
Deferred lease acquisition costs, net	69,387	73,646	73,646
Equity method and other investments	218,435	176,321	176,321
Goodwill	681,017	686,971	686,971
Intangible assets, net	159,143	158,740	158,740
Other assets (including loans to employees of $5,667 and $10,815 as of December 31, 2018 and March, 31 2019, respectively)	264,351	341,282	341,282
Total assets (1)	$8,644,916	$11,186,324	$11,186,324

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$826,396	$1,006,404	$1,006,404
Members’ service retainers	396,857	447,749	447,749
Capital lease obligations, current portion	1,958	1,761	1,761
Deferred revenue (including amounts from related parties of $20,218 and $25,514 as of December 31, 2018 and March 31, 2019, respectively)	113,237	148,175	148,175
Other current liabilities	270,640	362,107	362,107
Total current liabilities	1,609,088	1,966,196	1,966,196
Deferred rent (including amounts due to related parties of $49,140 and $49,253 as of December 31, 2018 and March 31, 2019, respectively)	2,831,747	3,279,203	3,279,203
Convertible related party liabilities, net	949,985	1,790,974	—
Long-term debt, net	748,814	1,353,134	1,353,134
Capital lease obligations (including amounts due to related parties of $35,166 and $6,638 as of December 31, 2018 and March 31, 2019, respectively)	50,785	40,435	40,435
Other liabilities	91,173	101,951	101,951
Deferred income taxes	2,567	2,596	2,596
Total liabilities (1)	6,284,159	8,534,489	6,743,515
Commitments and contingencies (Note 23)
Convertible preferred stock; 233,301,854 shares authorized as of March 31, 2019, and 171,757,571 and 171,912,199 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively, and no shares authorized, issued and outstanding, pro forma	3,498,696	3,508,571	—
Noncontrolling interests	1,320,637	1,231,566	1,231,566

WeWork Companies Inc.
Condensed Consolidated Balance Sheets—(Continued)

	December 31,	March 31,	Pro Forma March 31,
(Amounts in thousands, except share and per share amounts)	2018	2019	2019
Equity
WeWork Companies Inc. shareholders' equity (deficit):
Common stock Class A; par value $0.001; 576,471,000 shares authorized as of March 31, 2019, and 30,979,421 and 31,472,202 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively, and 226,895,476 shares issued and outstanding, pro forma	31	31	227
Common stock Class B; par value $0.001; 234,910,597 shares authorized as of March 31, 2019, and 133,660,176 and 133,543,345 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively, and 133,544,845 shares issued and outstanding, pro forma	134	134	134
Additional paid-in capital	797,963	1,097,471	6,418,976
Accumulated other comprehensive income (loss)	15,511	17,404	17,404
Accumulated deficit	(3,311,285)	(3,487,406)	(3,509,562)
Total WeWork Companies Inc. shareholders' equity (deficit)	(2,497,646)	(2,372,366)	2,927,179
Noncontrolling interests	39,070	284,064	284,064
Total equity (deficit)	(2,458,576)	(2,088,302)	3,211,243
Total liabilities and equity	$8,644,916	$11,186,324	$11,186,324

(1)
The Company's condensed consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of December 31, 2018 and March 31, 2019 , total assets of consolidated VIEs, after intercompany eliminations, were $2.1 billion and $3.0 billion respectively, including $826.0 million and $679.8 million of cash and cash equivalents, respectively, and $74.8 million and $81.4 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $597.8 million and $1.2 billion as of December 31, 2018 and March 31, 2019 , respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except as disclosed in Note 14 relating to certain performance guarantees of the 424 Fifth Venture loans and certain lease guarantees totaling $36.7 million as of March 31, 2019, provided by WeWork Companies Inc. to certain landlords of the VIEs. See Note 6 for additional details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,
(Amounts in thousands, except share and per share amounts)	2018	2019
Revenue (includes amounts from related parties of $1,169 and $55,985 for the three months ended March 31, 2018 and 2019, respectively. See Note 24)	$342,163	$728,336

Expenses:
Community operating expenses (exclusive of depreciation and amortization shown separately below)	288,152	581,502
Other operating expenses (exclusive of depreciation and amortization shown separately below)	15,161	36,163
Pre-opening community expenses	73,232	115,554
Sales and marketing expenses	62,811	150,999
Growth and new market development expenses	58,679	138,117
General and administrative expenses (includes stock-based compensation of $5,002 and $79,407 for the three months ended March 31, 2018 and 2019, respectively)	78,194	218,537
Depreciation and amortization	62,043	124,855
Total expenses (includes amounts to related parties of $1,894 and $6,115 for the three months ended March 31, 2018 and 2019, respectively. See Note 24)	638,272	1,365,727

Loss from operations	(296,109)	(637,391)

Interest and other income (expense), net:
Income (loss) from equity method and other investments	283	(1,600)
Interest expense (includes amounts to related parties of $(569) expense and $8,220 of a credit to expense for the three months ended March 31, 2018 and 2019, respectively. See Notes 13 and 24)	(5,205)	(13,039)
Interest income	7,008	16,449
Foreign currency gain (loss)	17,347	9,830
Gain from change in fair value of related party financial instruments (See Note 13)	—	366,512
Total interest and other income (expense), net	19,433	378,152

Pre-tax loss	(276,676)	(259,239)
Income tax benefit (provision)	2,192	(5,030)
Net loss	(274,484)	(264,269)
Net loss attributable to noncontrolling interests:
Noncontrolling interests — mezzanine	43,022	93,665
Noncontrolling interest — equity	—	(7,218)
Net loss attributable to WeWork Companies Inc.	$(231,462)	$(177,822)
Net loss per share attributable to Class A and Class B common stockholders (see Note 22):
Basic	$(1.43)	$(1.08)
Diluted	$(1.43)	$(1.08)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	162,202,359	164,776,642
Pro forma net loss per share attributable to Class A and Class B common stockholders (see Note 22):
Basic		$(0.50)
Diluted		$(0.50)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted		357,927,293

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)

	Three Months Ended March 31,
(Amounts in thousands, except share and per share amounts)	2018	2019
Net loss	$(274,484)	$(264,269)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0 for the three months ended March 31, 2018 and 2019	2,740	6,487
Other comprehensive income (loss), net of tax	2,740	6,487

Comprehensive loss	(271,744)	(257,782)
Net (income) loss attributable to noncontrolling interests	43,022	86,447
Other comprehensive (income) loss attributable to noncontrolling interests	(12,177)	(4,594)
Comprehensive loss attributable to WeWork Companies Inc.	$(240,899)	$(175,929)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Condensed Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests and Equity
For the Three Months Ended March 31, 2018
(unaudited)

	Convertible
	Preferred Stock		Noncontrolling
(Amounts in thousands, except share and per share amounts)	Shares	Amount	Interests
Balance—December 31, 2017	170,300,623	$3,405,435	$854,577
Issuance of stock for services rendered	—	—	1,798
Issuance of stock in connection with acquisitions	1,036,954	66,154	—
Net loss	—	—	(43,022)
Other comprehensive income (loss), net of tax	—	—	12,177
Balance—March 31, 2018	171,337,577	$3,471,589	$825,530

	WeWork Companies Inc. Shareholders' Equity (Deficit)
							Accumulated
	Common Stock		Common Stock		Additional		Other
	Class A		Class B		Paid-In		Comprehensive	Accumulated
(Amounts in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Capital		Income (Loss)	Deficit		Total
Balance—December 31, 2017	30,299,542	$30	131,787,453	$132	$407,804	—	$(9,924)	$(1,700,493)	—	$(1,302,451)
Issuance of stock for services rendered	7,602	—	—	—	1,381		—	—		1,381
Stock-based compensation	66,755	—	37,125	—	11,810		—	—		11,810
Exercise of stock options	9,544	—	7,283	—	238		—	—		238
Exercise of warrants	—	—	416,520	—	326		—	—		326
Issuance of stock in connection with acquisitions	23,311	—	—	—	31,633		—	—		31,633
Net loss	—	—	—	—	—		—	(231,462)		(231,462)
Other comprehensive income (loss), net of tax	—	—	—	—	—		(9,437)	—		(9,437)
Balance—March 31, 2018	30,406,754	$30	132,248,381	$132	$453,192		$(19,361)	$(1,931,955)		$(1,497,962)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Condensed Consolidated Statement of Changes in Convertible Preferred Stock, Noncontrolling Interests and Equity
For the Three Months Ended March 31, 2019
(unaudited)

	Convertible
	Preferred Stock		Noncontrolling
(Amounts in thousands, except share and per share amounts)	Shares	Amount	Interests
Balance—December 31, 2018	171,757,571	$3,498,696	$1,320,637
Issuance of noncontrolling interests	—	—	—
Issuance of stock for services rendered	—	—	—
Issuance of stock in connection with acquisitions	154,628	9,875	—
Net income (loss)	—	—	(93,665)
Other comprehensive income (loss), net of tax	—	—	4,594
Balance—March 31, 2019	171,912,199	$3,508,571	$1,231,566

	WeWork Companies Inc. Shareholders' Equity (Deficit)
						Accumulated
	Common Stock		Common Stock		Additional	Other
	Class A		Class B		Paid-In	Comprehensive	Accumulated	Noncontrolling
(Amounts in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	Total
Balance—December 31, 2018	30,979,421	$31	133,660,176	$134	$797,963	$15,511	$(3,311,285)	$39,070	$(2,458,576)
Adoption of ASC 606 (Note 2)	—	—	—	—	—	—	1,701	—	1,701
Transfer of Common Stock Class B to Class A	311,661	—	(311,661)	—	—	—	—		—
Issuance of stock for services rendered	7,588	—	—	—	4,541	—	—	944	5,485
Stock-based compensation	104,569	—	26,416	—	9,987	—	—	360	10,347
Exercise of stock options	68,963	—	168,414	—	1,850	—	—	—	1,850
Issuance of stock in connection with acquisitions	—	—	—	—	(9,875)	—	—	—	(9,875)
Issuance of noncontrolling interests	—	—	—	—	10,912	—	—	236,472	247,384
Transactions with principal shareholder (see Note 13)	—	—	—	—	282,093	—	—	—	282,093
Net income (loss)	—	—	—	—	—	—	(177,822)	7,218	(170,604)
Other comprehensive income (loss), net of tax	—	—	—	—	—	1,893	—	—	1,893
Balance—March 31, 2019	31,472,202	$31	133,543,345	$134	$1,097,471	$17,404	$(3,487,406)	$284,064	$(2,088,302)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Cash Flows from Operating Activities:
Net loss	$(274,484)	$(264,269)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62,043	124,855
Impairment of property and equipment	375	3,680
Stock-based compensation expense	11,968	145,189
Issuance of common stock for services rendered	2,971	5,202
Noncash interest expense	1,335	(8,432)
Provision for allowance for doubtful accounts	1,216	2,336
(Income) loss from equity method and other investments	(283)	1,600
Foreign currency (gain) loss	(16,712)	(10,194)
Change in fair value of financial instruments	—	(366,512)
Contingent consideration fair market value adjustment	—	(52,327)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenue	(22,426)	(49,609)
Lease incentives receivable	4,576	(18,383)
Deferred lease acquisition costs	(10,879)	(4,925)
Other assets	(10,188)	(108,943)
Accounts payable and accrued expenses	4,348	60,539
Deferred rent	231,203	456,946
Deferred revenue	15,578	54,509
Other liabilities	(8,231)	(15,832)
Deferred income taxes	(3,074)	(226)
Net cash used in operating activities	(10,664)	(44,796)
Cash Flows from Investing Activities:
Purchases of property and equipment	(267,539)	(598,998)
Capitalized software	(1,439)	(4,666)
Sale of software license	9,000	—
Change in security deposits with landlords	(16,644)	(38,282)
Proceeds from sale or redemption of investments	2,202	—
Contributions to investments	(4,294)	(8,716)
Loans to employees and related parties	(2,650)	(5,007)
Cash used for acquisitions, net of cash acquired	(11,504)	(872,586)
Net cash used in investing activities	(292,868)	(1,528,255)

WeWork Companies Inc.
Condensed Consolidated Statements of Cash Flows—(Continued)

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under capital leases	(399)	(409)
Proceeds from issuance of debt	—	625,171
Proceeds from convertible related party liabilities	—	1,500,000
Repayments of debt	—	(664)
Debt and equity issuance costs	(66)	(24,373)
Proceeds from exercise of stock options and warrants	564	1,857
Proceeds from issuance of noncontrolling interests	—	247,385
Payments for contingent consideration and holdback of acquisition proceeds	(2,650)	(8,685)
Additions to members’ service retainers	95,440	167,331
Refunds of members’ service retainers	(62,649)	(117,964)
Net cash provided by financing activities	30,240	2,389,649
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	9,683	6,847
Net Increase (Decrease) in cash, cash equivalents, and restricted cash	(263,609)	823,445
Cash, cash equivalents, and restricted cash—Beginning of period	2,171,119	2,163,942
Cash, cash equivalents, and restricted cash—End of period	$1,907,510	$2,987,387

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Supplemental Cash Flow Disclosure:
Cash paid during the period for interest (net of capitalized interest of $0 and $1,191 during 2018 and 2019, respectively)	$2,270	$4,786
Cash paid during the period for income taxes	118	5,165
Cash received for tenant improvement allowances	137,045	196,749
Supplemental Disclosure of Non-cash Investing & Financing Activities Information:
Property and equipment included in accounts payable and accrued expenses	215,938	597,944
Additions to property and equipment from amortization of deferred financing costs	—	1,031
Issuance of common and preferred shares for acquisitions	97,787	9,875
Acquisition consideration holdback included in other liabilities	206	43,328
Conversion of equity method investment to equity in consolidated 424 Fifth Venture	—	50,000

The following table provides a reconciliation of cash, cash equivalents, and restricted cash as reported within the accompanying condensed consolidated balance sheets to the total of the same amounts as reported in the accompanying condensed consolidated statements of cash flows.

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Cash and cash equivalents	$1,744,209	$2,499,383
Restricted cash	419,733	488,004
Cash, cash equivalents, and restricted cash	$2,163,942	$2,987,387

The accompanying notes are an integral part of these condensed consolidated financial statements.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 1. Organization and Business
WeWork Companies Inc. (“WeWork”, “The We Company”, or the “Company”) was founded in 2010. Our global platform provides members with flexible access to spaces, powered by a culture of inclusivity, the energy of a global and diverse community and the connectivity of a broad technology infrastructure. Our members can choose among a variety of workplace solutions, including dedicated solutions that provide move-in ready private office and shared workspace options, configured workplace solutions that provide private floors or whole offices configured to member needs, and on-demand solutions that provide access to workstations as needed by the hour, day or month. We also provide our members with access to services from us, third parties and our partners, enabling our members to work, live and grow more successfully.
The Company’s operations are headquartered in New York.
All references to “we”, “us”, “our”, “WeWork”, “The We Company”, and the “Company” are references to WeWork Companies Inc. and its subsidiaries on a consolidated basis.
Note 2. Summary of Significant Accounting Policies
Basis of Quarterly Presentation — The accompanying unaudited condensed consolidated financial statements and notes to the condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting. In accordance with such rules and regulations, certain information and accompanying note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted, although the Company believes the disclosures included herein are adequate to make the information presented not misleading. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are considered necessary for the fair presentation of the financial position of the Company at March 31, 2019 and the results of operations for the interim periods presented. The operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto included elsewhere in this prospectus.
Principles of Consolidation — The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its majority‑owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.
The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.
The Creator Fund, WeWork Waller Creek, ChinaCo, JapanCo, PacificCo, ARK, 424 Fifth Venture (each as defined and discussed in Note 6 ) are the Company's only consolidated VIEs as of March 31, 2019 . See Note 10 for discussion of the Company’s non-consolidated VIEs.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the condensed consolidated balance sheets and the presentation of net income is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.
The Company's convertible preferred stock and noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the control of the Company are classified outside of permanent equity. As it is not probable that amounts will become redeemable, no remeasurement is required. The Company will continue to monitor the probability of redemption.
The Company's noncontrolling interests represent substantive profit-sharing arrangements and profits and losses are attributed to the controlling and noncontrolling interests using the hypothetical-liquidation-at-book-value method.
Unaudited Pro Forma Balance Sheet Information — In connection with a qualifying initial public offering, as described in Note 19, (i) all outstanding convertible preferred stock other than the Junior Preferred Stock will automatically convert into shares of Class A common stock, (ii) all shares of Junior Preferred Stock will automatically convert into shares of Class B common stock (iii) the Convertible Note and the Amended 2018 warrant, both as defined in Note 13 will automatically convert into shares of Class A common stock and (iv) the convertible note discussed in Note 19 will automatically ultimately convert to Class A common stock. The unaudited pro forma balance sheet information gives effect to the conversion of the convertible preferred stock, the convertible notes and the warrant as of March 31, 2019.
Additionally, as described in Note 21, we granted restricted stock units (“RSUs”) and stock options to employees which included both service-based and performance conditions to vest in the underlying common stock. Certain of the stock options, also include additional market-based conditions. The performance condition is satisfied on either: (i) a change in control event, such as a sale of all or substantially all of our assets or a merger involving the sale of a majority of the outstanding shares of our voting capital stock, or (ii) the effective date of our registration statement in connection with a qualifying initial public offering. We expect to record stock-based compensation expense related to the vesting of RSUs and stock options on the effective date of our initial public offering. Accordingly, the unaudited pro forma balance sheet information at March 31, 2019 gives effect to stock-based compensation expense of approximately $22.2 million associated with these RSUs and stock options, for which the portion of the service period had been rendered as of March 31, 2019. This pro forma adjustment related to stock-based compensation expense of approximately $22.2 million has been reflected as an increase to additional paid-in capital and accumulated deficit.
Use of Estimates — The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Restricted Cash — Restricted cash consists primarily of amounts provided to banks to secure letters of credit issued under the Company’s amended and restated credit agreements as required by various leases.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Equity Method and Other Investments — The Company accounts for equity investments under the equity method of accounting when the requirements for consolidation are not met, and the Company has significant influence over the operations of the investee. When the requirements for consolidation and significant influence are not met, the Company also uses the equity method of accounting to account for investments in limited partnerships and investments in limited liability companies that maintain specific ownership accounts unless the Company’s interest is so minor that the Company has virtually no influence over partnership operating and financial policies. Equity method investments are initially recorded at cost and subsequently adjusted for the Company’s share of net income or loss and cash contributions and distributions and are included in equity method and other investments in the accompanying condensed consolidated balance sheets. Equity investments that do not result in consolidation and are not accounted for under the equity method are measured at fair value, with any changes in fair value recognized in net income. For any such investments that do not have readily determinable fair values, the Company elects the measurement alternative to measure the investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.
Certain of the Company’s investments in convertible notes are designated as available-for-sale debt securities and remeasured at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss). Interest income is accrued and reported within interest income on the condensed consolidated statements of operations.
When the fair value of an available-for-sale security is less than its amortized cost, the security is considered impaired. On a quarterly basis, the Company evaluates its securities for other-than-temporary impairment (“OTTI”). If the Company intends to sell an impaired security, or it is more-likely-than-not that the Company will be required to sell an impaired security before its anticipated recovery, then the Company must recognize an OTTI through a charge to earnings equal to the entire difference between the investment’s amortized cost and its fair value at the measurement date. If the Company does not intend to sell an impaired security and it is not more-likely-than-not that it would be required to sell an impaired security before recovery, the Company must further evaluate the security for impairment due to credit losses. The credit component of OTTI is recognized in earnings and the remaining component is recorded as a component of other comprehensive income. Following the recognition of an OTTI through earnings, a new amortized cost basis is established for the security. Subsequent differences between the new amortized cost basis and cash flows expected to be collected are accreted into income over the remaining life of the security as an adjustment to yield.
Stock‑Based Compensation — Stock‑based compensation expense attributable to equity awards granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense for awards that actually vest is recognized based on when the goods or services are provided.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The Company estimates the fair value of stock option awards granted using the Black‑Scholes‑Merton option‑pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of the Company’s stock on the date of grant. The expected option term for options granted is calculated using the simplified method. This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data for the Company’s common stock price. Dividend yields are based on the Company’s history and expected future actions. The risk‑free interest rate is based on the yield curve of a zero‑coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options generally have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.
Because the Company is privately held and there is no public market for our stock, the fair value of the Company’s equity is approved by the Company’s Board of Directors or the Compensation Committee thereof at the time stock-based awards are granted. In estimating the fair value of our stock, the Company uses the assistance of a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.
The Company has elected to recognize forfeitures of stock-based compensation awards as they occur. Recognition of any compensation expense relating to stock grants that vest contingent on an initial public offering or Acquisition (as defined in the 2015 Plan detailed in Note 21 ) will be deferred until consummation of such initial public offering or Acquisition.
Fair Value Measurements — The Company applies fair value accounting for all financial assets and liabilities and certain non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities measured at fair value every reporting period include investments in cash equivalents, available-for-sale debt securities, certain embedded derivatives requiring bifurcation, and contingent consideration liabilities relating to business combinations. Other assets and liabilities are subject to fair value measurements only in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination, impaired cost and equity method investments and long-lived assets that are written down to fair value when they are impaired.
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of non-financial assets by market participants and the market-based risk measurements or assumptions that market participants would use in pricing assets or liabilities, such as inherent risk, transfer restrictions, and credit risk. Assets and liabilities are classified using a fair value hierarchy, which prioritizes the inputs used to measure fair value according

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

to three levels, and bases the categorization of fair value measurements within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs that the Company incorporates in its valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The valuation techniques used to measure the fair value of money market funds were derived from quoted market prices for identical instruments in active markets. The estimated fair value of the Company’s investment in convertible notes, included in equity method and other investments in the accompanying condensed consolidated balance sheets as of March 31, 2019 , was estimated by discounting future anticipated cash flows using a discount rate which reflects the current interest rate at which a similar note with the same terms and maturities would be made to borrowers with similar credit ratings. See Note 13 for a discussion of the method for determining the estimated fair value of the Company's convertible related party liabilities.
Contingent Consideration — The fair value measurements of contingent consideration liabilities established in connection with business combinations are determined as of the acquisition date based on significant unobservable inputs, including the discount rate, the price of the Company's stock, estimated probabilities and timing of achieving specified milestones and the estimated amount of future sales. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of these inputs. Changes to the inputs described above could have a material impact on the Company's financial position and results of operations in any given period.
Income Taxes — The Company calculates its quarterly income tax provision pursuant to Accounting Standard Codification (“ASC”) 740-270, which provides that a Company cannot recognize a tax benefit in its annual effective tax rate for any jurisdiction with a pre-tax book loss and full valuation allowance (“excluded jurisdictions”). For the three months ended March 31, 2018 and 2019 , the Company recorded an income tax benefit of $2.2 million and provision of $(5.0) million , respectively, resulting in effective tax rates of (0.79)% and 1.94% , respectively.
The Company analyzed its various tax positions and did not identify any material uncertain tax positions for the three months ended March 31, 2018 and 2019 .
The Company files income tax returns in U.S. federal, U.S. state and foreign jurisdictions. All tax years remain open to examination by the taxing authorities.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Recently Adopted Accounting Pronouncements
In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). This guidance expands the scope of ASC 718 to include share-based payments granted to nonemployees in exchange for goods or services used or consumed in an entity’s own operations and supersedes the guidance in ASC 505-50. The guidance also applies to awards granted by an investor to employees and nonemployees of an equity method investee for goods or services used or consumed in the investee’s operations. This guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other companies, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of ASC 606. As of January 1, 2019 the Company early adopted the provisions of ASU 2018-07, concurrent with the adoption of ASC 606. The adoption of this guidance did not have material impact on the Company's condensed consolidated financial position, results of operations and cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force) (“ASU 2016-18”) to add and clarify guidance on the classification and presentation of restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 requires that restricted cash and restricted cash equivalents be included within cash and cash equivalents when reconciling the beginning-of-period and end-of-period totals disclosed in the statement of cash flows. Transfers between restricted and unrestricted cash accounts are not reported within the statement of cash flows. Only restricted cash receipts or payments from restricted cash directly to third parties are reported in the statement of cash flows as either an operating, investing, or financing activity, depending on the nature of the transaction. Furthermore, an additional reconciliation is required to reconcile cash, cash equivalents, and restricted cash reported within the condensed consolidated balance sheets to sum to the total shown in the condensed consolidated statements of cash flows. The Company has historically disclosed the restricted cash separately on its consolidated balance sheets. ASU 2016-18 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company retrospectively adopted ASU 2016-18 in connection with the preparation of our annual consolidated financial statements for the year ended December 31, 2018 and accordingly has also adjusted the presentation of cash flows for the three months ended March 31, 2018 as presented in the accompanying condensed consolidated statement of cash flows. The table below under “Summary of Retrospective Adjustments to Prior Period Cash Flow Presentation” shows the impact of our retrospective adoption of ASU 2016-18 on our condensed consolidated statements of cash flows for the three months ended March 31, 2018 .
In August 2016, the FASB issued ASU No. 2016-15,  Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) , which updated the guidance on how certain cash receipts and cash payments should be presented and classified within the statement of cash flows. The guidance was effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The standard requires retrospective

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

adoption. We elected to early adopt ASU 2016-15 in connection with the preparation of our annual consolidated financial statements for the year ended December 31, 2018 and accordingly have also adjusted the presentation of cash flows for the three months ended March 31, 2018 as presented in the accompanying condensed consolidated statement of cash flows. The adoption of ASU 2016-15 changed how we have historically classified cash paid related to contingent consideration and holdbacks in connection with acquisitions depending on the timing of when the payments are made. Prior to the adoption of ASU 2016-15, cash paid related to acquisitions was entirely classified as cash outflows from investing activities, regardless of the timing of payment and upon the adoption of ASU 2016-15, cash paid soon after the close of the acquisition is classified as a cash outflow from investing activities, while cash payments made after that time are classified as cash outflows from either financing or operating activities, depending on whether the amount paid is in excess of the contingent consideration recognized during the measurement period. During the three months ended March 31, 2018 , the Company reclassified $2.7 million in payments relating to acquisition holdbacks in connection with the adoption of ASU 2016-15. The table below under “Summary of Retrospective Adjustments to Prior Period Cash Flow Presentation” shows the impact of our retrospective adoption of ASU 2016-15 on our condensed consolidated statements of cash flows for the three months ended March 31, 2018 .
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers , (“ASU 2014-09”), which was codified primarily as ASC No. 606 (“ASC 606”). ASC 606 supersedes existing revenue recognition guidance and prescribes a single comprehensive model for entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services.The FASB also subsequently issued several amendments to ASC 606 including implementation guidance which clarified principal versus agent considerations in reporting revenue gross versus net, clarification of the identification and treatment for performance obligations and guidance on collectibility, noncash consideration and various other accounting and presentation matters. ASC 606 also permits entities to use several practical expedients upon adoption. ASC 606, as amended, was effective for public business entities for annual reporting periods beginning after December 15, 2017, and interim reporting periods within those annual reporting periods and was effective for all other entities for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019, with early adoption permitted. ASC 606 should be applied either retrospectively to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying ASC 606 recognized at the date of initial application.
As of January 1, 2019 and in connection with the preparation of these interim financial statements, the Company adopted ASC 606 and the related amendments using the modified retrospective transition approach applied to contracts which were not completed as of the date of adoption. The cumulative impact of adopting ASC 606 was a net decrease to the January 1, 2019 opening balance of accumulated deficit of $1.7 million . The impact was primarily related to (i) $1.4 million of additional revenue reflected in prior periods from the sale of a software license that was previously deferred under ASC 605 and (ii) $0.3 million relating to the recognition of previously deferred gains associated with prior failed sale transactions. The adoption of the new standard did not have a material impact on the Company's condensed consolidated financial position, results of operations or cash flows for any period presented as the pattern of recognition of revenue for the majority of the Company's contracts did not change with the adoption of ASC 606.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Summary of Modified Retrospective Adjustments to Balance Sheet Presentation —The following table summarizes the impact of the modified retrospective adoption of Topic 606 as of January 1, 2019 on the Company's condensed consolidated balance sheet:

	As of January 1, 2019
	Balance as of December 31, 2018	Adjustments due to ASC 606	Balance as of January 1, 2019
(Amounts in thousands)
Deferred revenue	$113,237	$(1,413)	$111,824
Capital lease obligations	50,785	(10,138)	40,647
Property and equipment, net	4,368,772	(9,850)	4,358,922
Accumulated deficit	(3,311,285)	1,701	(3,309,584)

See Note 3 for additional information on the Company's revenues and the application of ASC 606.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Summary of Retrospective Adjustments to Prior Period Cash Flow Presentation —The following table summarizes the impact of the retrospective adoption of ASU 2016-18 and ASU 2016-15 on our condensed consolidated statement of cash flows for the three months ended March 31, 2018:

	As Previously Reported	ASU 2016-15 Adjustments	ASU 2016-18 Adjustments	As Adjusted
(Amounts in thousands)
Investing Activities:
Change in restricted cash	$(15,930)	$—	$15,930	$—
Cash used for acquisitions	(15,429)	2,650	1,275	(11,504)
Net cash used by investing activities	(312,723)	2,650	17,205	(292,868)
Financing Activities:
Payments for contingent consideration and holdback of acquisition proceeds	—	(2,650)	—	(2,650)
Net cash provided by financing activities	32,890	(2,650)	—	30,240
Effects of exchange rate changes on cash and cash equivalents	8,499	—	1,184	9,683
Net increase in cash, cash equivalents, and restricted cash	(281,998)	—	18,389	(263,609)
Cash, cash equivalents, and restricted cash—beginning of year	2,020,805	—	150,314	2,171,119
Cash, cash equivalents, and restricted cash—end of year	1,738,807	—	168,703	1,907,510

Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. ASU 2016-13 will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact ASU 2016-13 will have on its condensed consolidated financial position, results of operations, and cash flows.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and lease liability for leases with terms greater than twelve months. Recognition, measurement, and presentation of expenses will depend on classification as a finance lease or operating lease. ASU 2016-02 expands the disclosure requirements with respect to lease arrangements. ASU 2016-02 will be applied using a modified retrospective transition approach. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and is effective for all other entities for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. While the Company is currently evaluating the impact ASU 2016-02 will have on its condensed consolidated financial position, results of operations, and cash

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

flows, the expectation is the adoption will have a material impact on the Company's condensed consolidated balance sheet. As of March 31, 2019 , the Company’s future minimum rental payments for its operating leases totaled $37.6 billion , as disclosed in Note 23 . The Company expects the majority of these operating leases will be impacted by ASU 2016-02, resulting in increases in lease liabilities and right of use assets based on the present value of future lease payments. The Company expects to continue entering into new lease arrangements in the ordinary course of business.
Note 3. Revenue Recognition
As of January 1, 2019, the Company adopted ASC 606 and the related amendments using the modified retrospective transition approach applied to those contracts which were not completed as of January 1, 2019. The results for reporting periods beginning after January 1, 2019 are presented under ASC 606 while prior period amounts are not adjusted and continue to be reported in accordance with Topic 605. Other than the policies discussed below, and as otherwise discussed in Note 2 , no material changes have been made to the Company’s significant accounting policies disclosed in Note 2 to the Company’s audited annual consolidated financial statements included elsewhere in this prospectus.
The Company recognizes revenue under the five-step model required under ASC 606, which requires the Company to identify the relevant contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified and recognize revenue when (or as) each performance obligation is satisfied.
The Company’s primary revenue categories, related performance obligations, and associated recognition patterns are as follows:
Membership and Service Revenue — The Company sells memberships to individuals and companies that provide access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), a monthly allowance of conference room reservation hours, printing and copying and access to the WeWork mobile application. The price of each membership is based on factors such as the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space per office.
Membership revenue consists primarily of fees from members, net of discounts and is recognized over time, evenly on a ratable basis, over the life of the agreement, as services are provided and the performance obligation is satisfied. All services included in a monthly membership allowance that remain unused at the end of a given month expire. Certain of the Company's membership contracts with its members relate to “configured” spaces which meet the definition of a lease under ASC 840. The Company estimates approximately $8 million and $35 million of its membership revenue for the three months ended March 31, 2018 and 2019, respectively, relate to membership contracts accounted for as leases in accordance with ASC 840.
Service revenue consists of additional billings to members for the ancillary services they may access through their memberships in excess of monthly allowances included in membership revenue, commissions earned by the Company on various services and benefits provided to our members and management fee income for services provided to unconsolidated locations in India. Members may elect whether they want to add on additional services at the inception of their agreement. Additional fees for add-on services are included in the transaction price when elected by the member. To the extent a member elects an add-on service subsequent to the commencement of a commitment period, the additional add on fee will be added to transaction price at that point in time.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Other Revenue — Other revenue includes income generated from sponsorships and ticket sales from WeWork branded events and is recognized upon the occurrence of the event. Other revenue also includes other management and advisory fees earned, design fees earned and revenue generated from various We Company offerings. The Company recognizes these revenues over time, on a monthly basis, as the services are performed.
Other revenue also includes revenue earned for design and development services performed, which are recognized as revenue over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. The Company identifies only the specific costs incurred which contribute to the Company’s progress in satisfying the performance obligation. Contracts are generally segmented between types of services, such as consulting contracts, design and construction contracts, and operate contracts. Revenues related to each respective type of contract are recognized as or when the respective performance obligations are satisfied. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. The Company performs ongoing profitability analyses of its design and build services contracts accounted for using a cost-to-cost measure of progress in order to determine the accuracy of the latest estimates of revenues, costs and profit margins. Changes to total contract revenue, and estimated cost or losses, if any, are recognized on a cumulative catch-up basis in the period in which they are determined and may result in increases or decreases in revenues or costs. Significant judgment is required when estimating total cost including future labor and expected efficiencies, as well as whether a loss is expected to be incurred on the project. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the customer. If the costs are recoverable, contract costs are capitalized and amortized over time consistent with the transfer of the services to which the asset relates.
Billing terms and conditions generally vary by contract category. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., upfront, monthly, or quarterly) or upon achievement of contractual milestones. For most of our standard memberships which are typically invoiced monthly, our payment terms are immediate. In most cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company has determined that its contracts do not include a significant financing component. The Company elects the financing component practical expedient and does not adjust the promised amount of consideration in contracts where the time between cash collection and performance is less than one year.
Members’ Service Retainers — Prior to moving into an office, members are generally required to provide the Company with a service retainer as detailed in their membership agreement.  In the event of non-payment of membership or other fees by a member, pursuant to the terms of the membership agreements, the amount of the service retainer may be applied against the member’s unpaid balance. The Company recognizes members' service retainers as a liability as the Company expects to refund some or all of that consideration to the member.
Contract Assets and Receivables — The Company classifies the right to consideration in exchange for solutions or services provided to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Contracts that contain both contract assets and liabilities are recorded on a net basis. Contract assets that are expected to be billed beyond the next 12 months are considered long-term contract assets and included in other assets.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Deferred Revenue — Deferred revenue represents collections from customers for which revenue has not been recognized to date. Deferred revenue is classified as a current liability as it is expected to be recognized as revenue within the next twelve months.
Assets Recognized from the Costs to Obtain a Contract with a Customer — Incremental costs (e.g., member referral fees and employee sales incentives) of obtaining a contract are capitalized and amortized into expense on a straight-line basis over the underlying contract period if the Company expects to recover those costs. The incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The costs associated with significant member referral fees are amortized over the underlying contract period, even if the contract term is less than twelve months. As of December 31, 2018 and March 31, 2019 , the Company had $49.7 million and $61.4 million , respectively of prepaid member referral fees included in other current assets and had $6.2 million and $14.8 million, respectively of prepaid member referral fees included in other assets on the accompanying condensed consolidated balance sheets. During the three months ended March 31, 2019 the Company recognized $21.1 million of amortization of capitalized contract costs. The amortization of these costs is included as a component of sales and marketing expenses in the accompanying condensed consolidated statements of operations.
Taxes collected from customers and remitted to governmental authorities are presented on a net basis.
ASC 606 Transition Disclosures
The impact of adopting ASC 606 for the three months ended March 31, 2019 was an increase to revenue of approximately $1.0 million.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Contract Balances
The following table provides information about contract assets and deferred revenue from contracts with customers recognized in accordance with ASC 606:

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Contract assets (included in accounts receivable and accrued revenue, net)	$13,621	$14,960
Contract assets (included in other current assets)	$8,453	$13,790
Contract assets (included in other assets)	$11,340	$14,117
Deferred revenue	$(101,926)	$(119,463)

Revenue recognized during the three months ended March 31, 2019, which was included in deferred revenue as of January 1, 2019, was $69.9 million.
Remaining Performance Obligations and Total Committed Revenue Backlog
The following table presents the transaction price allocated to the Company's remaining performance obligations that represent contracted customer revenues that have not yet been recognized as revenue as of March 31, 2019, that will be recognized as revenue in future periods, over the life of the customer contracts, in accordance with either ASC 606 or ASC 840:

(Amounts in thousands)	ASC 606 Revenue		ASC 840 Revenue		Total Committed Revenue Backlog(1)
Remaining 2019	$1,320,097	172,261	$168,812	1,382,446	$1,488,909
2020	802,694	299,438	185,213	763,908	987,907
2021	342,217	90,230	130,170	312,815	472,387
2022	160,632	33,822	85,823	139,097	246,455
2023	96,235	28,405	57,723	89,786	153,958
2024 and beyond	100,151	17,715	14,131	93,500	114,282
Total	$2,822,026	641,871	$641,872		$3,463,898

(1)
Total non-cancelable contractual commitments, net of discounts, remaining under agreements entered into as of a March 31, 2019, which will be recognized as revenue subsequent to such date. The combination of the remaining performance obligation to be recognized as revenue under ASC 606 plus the remaining contract value of the Company’s member contracts that qualify as leases is comparable to what the Company refers to as “committed revenue backlog”. The Company has excluded from these amounts contracts with variable consideration where revenue is recognized using the right to invoice practical expedient.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Disaggregation of Revenue
The following table provides disaggregated detail of the Company's revenue by major source for the three months ended March 31, 2018 and 2019:

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Membership and service revenue	$325,455	$628,134
Other revenue	16,708	100,202
Total revenue	$342,163	$728,336

Note 4. Other Current Assets
Other current assets consists of the following:

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Net receivable for value added tax (“VAT”)	$92,815	$97,978
Deposits on property and equipment	81,646	73,791
Acquisition deposits	—	15,347
Prepaid rent expense	71,357	88,447
Prepaid real estate taxes	14,293	12,919
Prepaid common area maintenance charges	7,075	13,864
Prepaid member referral fees	49,735	61,382
Prepaid software	13,546	33,615
Other prepaid expenses and current assets	55,134	72,503
Total other current assets	$385,601	$469,846

Note 5. Property and Equipment, Net
Property and equipment, net, consists of the following:

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Leasehold improvements	$3,562,651	$4,144,199
Capital lease assets	44,443	35,580
Land (1)	—	356,473
Equipment	371,455	417,155
Furniture	423,346	494,132
Construction in progress (1)	538,384	1,132,191
Property and equipment	4,940,279	6,579,730
Less: accumulated depreciation	(571,507)	(685,500)
Total Property and equipment, net	$4,368,772	$5,894,230

(1)
The land and construction in progress balances as of March 31, 2019 include the 2019 acquisition of a $852.8 million real estate development project by the 424 Fifth Venture, including $2.8 million of capitalized transaction costs, which was allocated $356.5 million to land and $496.3 million to construction in progress as described in Note 6 .

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Depreciation expense for the three months ended March 31, 2018 and 2019 was $57.2 million and $114.4 million , respectively.
Note 6. Noncontrolling Interests
During 2019, the Company invested $50 million for a 17.4% interest in a joint venture that simultaneously closed on the acquisition of a $852.8 million real estate investment located in New York City (the “424 Fifth Venture”), including $2.8 million of capitalized transaction costs. The WPI Fund, as defined and discussed in Note 10 , is also a 39.1% owner in the 424 Fifth Venture. The 424 Fifth Venture was initially capitalized with a $50 million investment from the Company, $112.5 million from the WPI Fund (as defined in Note 10 ), $125.0 million of equity from other investors and a debt facility of up to $900 million, of which $617.4 million was drawn as of March 31, 2019. The Company also entered into agreements with wholly owned subsidiaries of the 424 Fifth Venture to manage the redevelopment of the property, and to subsequently manage the operations and lease the property from the 424 Fifth Venture after the redevelopment is completed. The lease agreement includes total future minimum rental payments of approximately $1.7 billion over the 20-year lease, of which payments totaling $1.2 billion are guaranteed by WeWork Companies Inc. The Company's $50 million contribution to the 424 Fifth Venture was funded through the February 2019 conversion of the $50 million convertible note that was previously issued by the Company to a wholly-owned subsidiary of the WPI Fund during the year ended December 31, 2018. The 424 Fifth Venture is a consolidated variable interest entity in which the Company is its primary beneficiary through its equity ownership, development management agreement and its master lease arrangement with the 424 Fifth Venture. The portion of consolidated equity attributable to the interest of the 424 Fifth Venture's other investors is reflected as noncontrolling interests within the equity section of the accompanying condensed consolidated balance sheet as of March 31, 2019 . The acquisition of real estate by the 424 Fifth Venture was accounted for as an asset acquisition and the purchase price was allocated among the assets purchased, including land of $356.5 million and building of $496.3 million. As of March 31, 2019, the real estate is under development and as a result is included within the Company's construction in progress balance within the property and equipment detailed in Note 5 .
During 2019, the Company formed a new real estate investment vehicle (“ARK”) and secured from a third-party investor $500 million in capital commitments to ARK and an additional $500 million in capital commitments to future related real estate ventures the Company expects to form within the next two years (“Additional ARK Funds”). The Company serves as the general partner and manager of ARK and will also manage or co-manage the Additional ARK Funds. As of March 31, 2019, the Company has $12.5 million in capital commitments to ARK, which committed amount may increase to a maximum aggregate commitment of $25.0 million in proportion to additional third-party capital commitments secured. ARK and the Additional ARK Funds will pursue real estate and real estate–related investments that would benefit from the Company’s occupancy or involvement or the involvement of the limited partners of ARK or the Additional ARK Funds, either on a global basis or, in the case of Additional ARK Funds, pursuant to more-targeted investment mandates. As of March 31, 2019, ARK had not closed on the acquisition of any real estate investments; however it had entered into a contract in the amount of $49.0 million for the acquisition of a commercial real estate building located in Austin, Texas in which the Company has an existing lease and a $4.0 million acquisition deposit was funded as of March 31, 2019. A total of $3.9 million of contributions from the third-party investor in ARK were received during the three months ended March 31, 2019. The portion of consolidated equity attributable to the interest of ARK's investors is reflected as noncontrolling interests within the equity section of the accompanying condensed consolidated balance sheet as of March 31, 2019 .

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

During 2018, the Company launched a fund (the Creator Fund) that will make investments in recipients of WeWork's “Creator Awards” and other investments through use of a venture capital strategy. A wholly-owned subsidiary of the Company is the managing member of the Creator Fund. As of March 31, 2019 , the Creator Fund had received contributions from Softbank Group Capital Limited totaling $50.8 million, representing 99.99% of the interest of the Creator Fund, including $6.0 million received during the three months ended March 31, 2019 . An affiliate of Softbank Group Capital Limited is a principal stockholder with representation on the Company's board of directors. The portion of consolidated equity attributable to the interest of the Creator Fund's investors in the Creator Fund is reflected as noncontrolling interests, within the equity section of the accompanying condensed consolidated balance sheet as of December 31, 2018 and March 31, 2019 .
During 2018, the Company formed a 50% owned and consolidated joint venture entity (“WeWork Waller Creek”) to facilitate a 5% unconsolidated investment in a joint venture that acquired a parcel of land and development project in Texas (“Waller Creek”), see Note 10 for additional details. The Company is the managing member of WeWork Waller Creek. As of December 31, 2018 the Company and the other WeWork Waller Creek investor have each funded $3.2 million related to the closing of the land purchase. No additional contributions were made during the three months ended March 31, 2019. The portion of the consolidated equity attributable to the interest of WeWork Waller Creek's other investor is reflected as a noncontrolling interest, within the mezzanine section of the accompanying condensed consolidated balance sheet as of December 31, 2018 and March 31, 2019 .
During 2018, a consolidated subsidiary of the Company (“ ChinaCo”) sold to investors $500.0 million of Series B Preferred Stock at a price of $18.319 per share and a liquidation preference of $18.319 per share. During 2017, ChinaCo sold to investors $500.0 million of Series A Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share. The portion of consolidated equity attributable to ChinaCo's Series A and B Preferred shareholders are reflected as noncontrolling interests, within the mezzanine section of the accompanying condensed consolidated balance sheets as of December 31, 2018 and March 31, 2019 . See Note 7 for a discussion of the Class A Ordinary shares issued during 2018 by ChinaCo in connection with an acquisition. The portion of consolidated equity attributable to ChinaCo's Class A Ordinary shareholders are reflected as noncontrolling interests, within the equity section of the accompanying condensed consolidated balance sheet as of December 31, 2018 and March 31, 2019 .
Pursuant to the terms of the shareholders' agreement of ChinaCo, as long as certain investors remain shareholders of ChinaCo, ChinaCo will be the exclusive operator of the Company’s businesses in the “Greater China” territory, defined in the agreement to include China, Hong Kong, Taiwan and Macau. After the fifth anniversary of the later of (i) the initial ChinaCo Series B Preferred Stock closing date and (ii) the date of ChinaCo's latest bona fide financing transaction (or set of related transactions) in which ChinaCo receives gross proceeds of at least $50.0 million, the Company may elect to purchase, at fair value, all ChinaCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, shares of WeWork's Class A Common Stock, or a combination thereof. For a period of one year (which one year period may be tolled in certain circumstances) following the fifth anniversary of the later of (i) the initial ChinaCo Series B Preferred Stock closing date and (ii) the date of ChinaCo's latest bona fide financing transaction in which ChinaCo receives gross proceeds of at least $50.0 million, the lead investor in the ChinaCo Series B financing will have the right to elect to have ChinaCo complete a liquidity event, which may include, at our option, an initial public offering of ChinaCo, a sale of ChinaCo, a sale of Series B Preferred Stock held by participating Series B Preferred Stockholders of ChinaCo, or a

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

purchase of such participating holders' interest in ChinaCo by the Company or by ChinaCo. The lead investor will only be able to exercise this liquidity event right if it retains all of its holdings of Series B Preferred Stock of ChinaCo that it acquired in the ChinaCo Series B financing or otherwise.
During 2017, a consolidated subsidiary of the Company (“JapanCo”) entered into an agreement with investors for the sale of a 50% membership interest in JapanCo for an aggregate contribution of $500.0 million which will be funded over a period of time. As of December 31, 2018, JapanCo had received contributions totaling 300.0 million. Pursuant to the terms of the agreement an additional $100.0 million is required to be contributed in each of 2019 and 2020. The portion of consolidated equity attributable to the outside investors' interests in JapanCo are reflected as noncontrolling interests, within the mezzanine section of the accompanying condensed consolidated balance sheets as of December 31, 2018 and March 31, 2019 . A s long as the investors remain shareholders of JapanCo, JapanCo will be the exclusive operator of the Company’s WeWork branded co-working businesses in Japan. After July 13, 2024 and, prior to that date, in the event of default on the contributions to be made, the Company may elect to purchase, at fair value, all JapanCo membership interests held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
During 2017, a consolidated subsidiary of the Company (“PacificCo”) entered into an agreement with an investor for the sale of $500.0 million of Series A-1 Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share on terms and subject to conditions substantially identical to the terms and conditions of the ChinaCo transaction described above. The initial closing occurred on October 30, 2017 and all of the PacificCo Series A-1 Preferred Stock was issued at that time, however the Company received contributions totaling $200.0 million at the initial closing and an additional $100.0 million during the year ended December 31, 2018 . Pursuant to the terms of the agreement an additional $100.0 million is required to be contributed in each of 2019 and 2020. The portion of consolidated equity attributable to PacificCo's Series A-1 Preferred shareholders are reflected as noncontrolling interests, within the mezzanine section of the accompanying condensed consolidated balance sheets as of December 31, 2018 and March 31, 2019 . As long as the investor remains a shareholder of PacificCo , PacificCo will be the exclusive operator of the Company’s businesses in selected markets in Asia other than those included in the Greater China and Japan territories described above, including but not limited to Singapore, Korea, the Philippines, Malaysia, Thailand, Vietnam and Indonesia. After October 30, 2024, the Company may elect to purchase, at fair value, all PacificCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
As of March 31, 2019 , the 424 Fifth Venture, ARK, the Creator Fund, WeWork Waller Creek, ChinaCo, JapanCo and PacificCo are the Company's only consolidated VIEs. The Company is considered to be the primary beneficiary as we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the right to receive benefits that could potentially be significant to the VIEs. As a result, these entities remain consolidated subsidiaries of the Company and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our condensed consolidated balance sheets, condensed consolidated statements of operations, and condensed consolidated statements of comprehensive loss, respectively.
The following table includes selected consolidated financial information as of December 31, 2018 and March 31, 2019 and for the three months ended March 31, 2018 and 2019 of our consolidated VIEs, as

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

included in our condensed consolidated financial statements and in each case, after intercompany eliminations.

	December 31, 2018		March 31, 2019
(Amounts in thousands)	Asia JVs(1)	Other VIEs	Asia JVs(1)	Other VIEs
Consolidated VIE balance sheet information:
Cash and cash equivalents	$813,818	$12,210	$652,313	$27,510
Property and equipment, net	491,801	—	605,087	870,589
Restricted cash	74,846	—	81,405	—
Total assets	2,023,329	46,549	2,051,102	948,008
Long-term debt, net	9,795	—	17,453	596,776
Total liabilities	597,685	83	644,250	603,844
Total net assets (3)	1,425,644	46,466	1,406,852	344,164

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2019
(Amounts in thousands)	Asia JVs(1)	Other VIEs	Asia JVs(1)	Other VIEs
Consolidated VIE statement of operations information:
Net loss	$(41,379)	$—	$(43,190)	$(387)
Consolidated VIE cash flow information:
Net cash used in operating activities	(16,223)	—	(31,592)	(63)
Net cash used in investing activities	(35,774)	—	(143,116)	(873,658)
Net cash provided by financing activities	5,879	—	19,101	889,987

(1)
The “Asia JVs” include ChinaCo, JapanCo and PacificCo. An affiliate of SoftBbank Group Capital Limited is required to approve the declaration of any dividends to be distributed by the JapanCo and PacificCo consolidated VIEs. As a result, any net assets of JapanCo and PacificCo would be considered restricted net assets to the Company. In addition, certain subsidiaries of ChinaCo are incorporated in China and subject to PRC laws and regulations, as a result, assets may not be freely transferable to the U.S. due to the local laws and restrictions. The net assets of the Asia JVs include preferred stock issued to affiliates of SoftBank and other investors that includes a liquidation preference and is redeemable upon the occurrence of an event that is not solely within the control of the Company. Excluding the redeemable stock, the net assets of the Asia JVs is negative.

(2)	The “Other VIEs” includes all other consolidated VIEs, other than the Asia JVs discussed separately in (1) and include the 424 Fifth Venture, ARK, the Creator Fund and WeWork Waller Creek.

(3)	Total net assets represents total assets less total liabilities after the total assets and total liabilities have both been reduced to remove amounts that eliminate in consolidation.
The assets of consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs' owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to the Company’s Asia JVs discussed in (1) above, third-party approval for the distribution of available net assets is not required for the Company’s Other VIEs.
Note 7. Acquisitions
In September 2018, the Company acquired 100% of the equity of Teem Technologies, Inc. (“Teem”) for total cash consideration of $94.2 million . At closing, $18.4 million of the cash consideration was held back and included in other current liabilities as of December 31, 2018 and March 31, 2019 on the accompanying condensed consolidated balance sheets. Teem was founded in 2009 and offers a

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

software-as-a-service workplace management solution that offers booking, guest management, indoor navigation, and real-time space analytics tools.
In April 2018, ChinaCo, PacificCo and a consolidated wholly owned subsidiary of the Company (“WeWork Australia”), acquired 100% of the issued and outstanding stock of naked Hub Holdings Ltd. (“NH Holdings”), naked Hub Vietnam Holdings Limited (“NH Vietnam”), and naked Hub Australia Pty Ltd (“NH Australia” and, together with NH Holdings and NH Vietnam, “Naked Hub”). The total consideration for the acquisition of Naked Hub was $480.3 million , in the form of cash, Class A Ordinary Shares of ChinaCo, and Class A Common Stock of the Company.
Naked Hub, founded in 2015, was formerly the co-working arm of Shanghai-based luxury resort company Naked Retreats. As of the acquisition date, Naked Hub had approximately 8,000 members across 25 locations, primarily in Shanghai, Beijing, Australia, Hong Kong and Vietnam. This acquisition has increased the Company's market presence in Asia.
PacificCo acquired 100% of the equity of NH Vietnam for $14.4 million and WeWork Australia acquired 100% of the equity of NH Australia for $16.2 million , both all cash transactions.
ChinaCo acquired 100% of the equity of NH Holdings for total consideration of $449.7 million , consisting of $177.0 million in cash and $272.7 million in ChinaCo Class A Ordinary Shares and Class A Common Stock of the Company. At closing, the Company transferred $146.3 million in cash and $179.7 million in ChinaCo Class A Ordinary Shares. The remaining consideration included a holdback of $15.9 million payable in cash and contingent consideration consisting of $14.7 million payable in cash and $93.1 million payable in a combination of ChinaCo Class A Ordinary Shares and Class A Common Stock of the Company. ChinaCo will reimburse the Company for any shares of the Company issued on ChinaCo's behalf in connection with the acquisition. The Company determined the fair value of the contingent consideration, based on the likelihood of reaching set milestones. Each period, the contingent consideration will be remeasured to fair market value through the statement of operations. During the three months ended March 31, 2019 , the Company recorded a gain of $52.3 million related to the remeasurement of the contingent consideration payable in stock, included in growth and new market development expenses on the accompanying condensed consolidated statements of operations. The change in fair value of the contingent consideration was driven by changes in the Company's projected obligation to issue additional ChinaCo Class A Ordinary Shares based on the anti-dilution provisions of the acquisition agreement, changes in the likelihood of achieving certain milestones, and an increase in the fair market value of the ChinaCo Class A Ordinary Shares and the Company's Class A Common Stock during the period. During the year ended December 31, 2018, ChinaCo issued $44.0 million of additional Class A Ordinary Shares in connection with the anti-dilution protection related to the contingent consideration of this acquisition.
As of December 31, 2018 , there was $15.9 million in cash holdback, $10.5 million in contingent consideration payable in cash, and $129.8 million in contingent consideration payable in a combination of Class A Ordinary Shares of ChinaCo and Class A Common Stock of the Company included in other current liabilities on the accompanying condensed consolidated balance sheet. As of March 31, 2019 , there was $15.9 million in cash holdback, $1.8 million in contingent consideration payable in cash, and $77.5 million in contingent consideration payable in a combination of Class A Ordinary Shares of ChinaCo and Class A Common Stock of the Company included in other current liabilities on the accompanying condensed consolidated balance sheet.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

In March 2018, the Company completed the acquisition of 100% of the equity of Conductor, Inc. (“Conductor”) for a total consideration of $113.6 million . The total consideration included $15.8 million in cash and $97.8 million in Series AP-1 Preferred Stock. As of December 31, 2018, $0.2 million of cash and $10.0 million of the Series AP-1 Preferred Stock that were held back at closing remain included in other current liabilities and additional paid in capital, respectively on the condensed consolidated balance sheet. As of March 31, 2019 , all holdbacks have been released and the Company received $0.2 million as a purchase price reduction, which was recorded as a measurement period adjustment to goodwill. Conductor was founded in 2006 and is a marketing services software company that provides search engine optimization and enterprise content marketing solutions.
During 2018 , the Company acquired 100% of the equity of three other companies, in various lines of business, for total consideration of $11.0 million . The total consideration included $7.9 million in cash and $3.1 million in Series AP-2 Preferred Stock. As of December 31, 2018 and March 31, 2019 , the condensed consolidated balance sheets included other current liabilities of $0.2 million and other liabilities of $0.5 million related to cash consideration holdbacks and additional paid-in capital of $0.6 million related to the equity consideration holdbacks.
All 2019 and 2018 acquisitions, other than the real estate asset investment described in Note 6, were accounted for as business combinations and the total consideration was allocated to the identifiable assets acquired and liabilities assumed based on their fair values (using primarily Level 3 inputs) as of the closing date of each acquisition, with amounts exceeding the net fair value recognized as goodwill. The goodwill is non-tax deductible and primarily attributable to expected synergies from the integration of the operations of the acquired companies and WeWork. Preliminary purchase price allocations are finalized upon post-closing procedures.
These business acquisitions were not material to our condensed consolidated financial statements, either individually or in the aggregate. Accordingly, pro forma results of these business acquisitions have not been presented.
During the three months ended March 31, 2019 , the Company released acquisition holdbacks of $0.4 million of cash, and $10.0 million of preferred stock and paid cash contingent consideration of $8.7 million relating to acquisitions following the satisfaction of requirements per the terms of the relevant acquisition agreements. During the three months ended March 31, 2018 , the Company released acquisition holdbacks of $2.7 million of cash and $0.6 million of equity, representing 23,311 shares of Class A Common Stock relating to acquisitions following the satisfaction requirements per the terms of the agreement.
During the three months ended March 31, 2018 and 2019 , the Company incurred transaction costs relating to business combinations totaling $2.4 million and $0.3 million , respectively.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 8. Goodwill
Goodwill includes the following activity during the year ended December 31, 2018 and the three months ended March 31, 2019 :

	Year Ended	Three Months Ended
(Amounts in thousands)	December 31, 2018	March 31, 2019
Balance at beginning of period	$156,117	$681,017
Goodwill acquired	553,458	1,377
Other measurement period adjustments	(1,471)	(3,093)
Effect of foreign currency exchange rate changes	(27,087)	7,670
Balance at end of period	$681,017	$686,971

Note 9. Intangible Assets, Net
Intangible assets, net consist of the following:

		December 31, 2018
(Amounts in thousands)	Weighted-Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.2	$56,986	$(24,522)	$32,464
Other finite-lived intangible assets - customer relationships and other	8.5	131,945	(12,521)	119,424
Indefinite-lived intangible assets - trademarks		7,255	—	7,255
Total intangible assets, net		$196,186	$(37,043)	$159,143

		March 31, 2019
(Amounts in thousands)	Weighted-Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.2	$65,914	$(28,854)	$37,060
Other finite-lived intangible assets - customer relationships and other	8.3	132,439	(18,014)	114,425
Indefinite-lived intangible assets - trademarks		7,255	—	7,255
Total intangible assets, net		$205,608	$(46,868)	$158,740

Amortization expense of intangible assets was $4.4 million and $9.7 million for the three months ended March 31, 2018 and 2019 , respectively.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Amortization expense related to intangible assets as of March 31, 2019 is expected to be as follows:

(Amounts in thousands)	Total
Remainder of 2019	$27,810
2020	30,506
2021	19,483
2022	13,167
2023	12,604
2024 and beyond	47,915
Total	$151,485

Note 10. Equity Method and Other Investments
The Company's investments consists of the following:

		December 31, 2018	March 31, 2019
(Amounts in thousands, except percentages)		Carrying	Carrying	Cost	Percentage
Investee	Investment Type	Value	Value	Basis	Ownership
DSQ(1)	Equity method investment / Note receivable	$52,291	$51,469	$53,068	10%
WPI Fund(2)	Equity method investment	66,592	16,964	15,568	4%
The Wing(3)	Equity method investment / Equity securities	59,163	58,971	52,000	23%
Waller Creek(4)	Equity method investment	6,464	6,583	6,539	5%
Creator Fund Investments(5)	Various	28,008	36,239	36,573	Various
IndiaCo(6)	Investment in convertible notes	5,319	5,498	5,248	N/A
Other	Various	598	597	738	Various
Total equity method and other investments		$218,435	$176,321	$169,734

(1)
During 2018, a venture in which the Company owns a 10% equity interest closed on the acquisition of a commercial real estate portfolio located in London, United Kingdom (“DSQ”). The investment balance as of March 31, 2019 , includes a note receivable with an outstanding balance of $25.7 million that accrues interest at a rate of 6.08% and matures in April 2028. The remaining $25.8 million investment is the carrying value of the Company's equity method investment. The Company was a tenant in one of the properties within DSQ prior to the acquisition by the joint venture and subsequent to the acquisition the Company has signed new leases for additional space in other locations within DSQ. See Note 24 for additional details.

(2)
During 2017, the Company subscribed for a total of $27.0 million in capital commitments to a new real estate investment fund (the “WPI Fund”), including its commitments as a 50% owner of the unconsolidated entity that is the general partner of theWPI Fund and its commitments as a limited partner of the WPI Fund. The Company is also a 50% owner in the unconsolidated entity that is the asset manager for the WPI Fund. The other 50% owner of both the general partner and the asset manager of the WPI Fund, is an affiliate of Rhône Group L.L.C. Rhône Group L.L.C. is also a shareholder of the Company and Rhône Group L.L.C.'s controlling member is also a director of the Company. Of the total capital commitments, the Company had funded approximately $15.5 million as of March 31, 2019 . During 2018, the Company also funded an additional $50.0 million in exchange for a convertible note to a wholly-owned subsidiary of the WPI Fund. In February 2019, this note converted into a 17.4% equity interest in the Company's consolidated 424 Fifth Venture as discussed in Note 6 . The WPI Fund expects to invest primarily in real estate with current or expected vacancy that would be suitable for, and that would benefit from, WeWork occupancy as well as potential investments in properties at which or near where WeWork is already a tenant.

(3)
During 2017, the Company acquired a 25% interest, comprised of common and preferred shares, in Refresh Club, Inc. (“The Wing”) for $38.0 million , which was accounted for as an equity method investment. The Wing is a network of co-working and community spaces for women and its mission is to create space for women to advance their pursuits and build community together. During 2018, the Company acquired an additional $14.0 million of preferred shares in connection with a new round of financing by The Wing, which resulted in the Company’s ownership decreasing to 23%. The preferred shares, including both the preferred shares acquired during 2017 and the preferred shares acquired during 2018, were determined to be equity securities without a readily determinable fair value and are

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

measured using the measurement alternative. The common shares acquired during 2017 remained an equity method investment. As this additional round of financing in 2018 represented an orderly market transaction, the December 31, 2018 carrying value of the preferred shares acquired during 2017 include an unrealized gain of $8.0 million based primarily on level 3 inputs of the fair value hierarchy, including the enterprise value implied by the 2018 round of financing and other inputs.

(4)
During 2018, the Company acquired a 5% interest in Waller Creek, through WeWork Waller Creek, for $6.5 million . Waller Creek is a joint venture established to acquire a parcel of land in Texas and develop, manage, operate, and eventually sell the developed property. Waller Creek closed on the $126.0 million acquisition of land in December 2018.

(5)
During 2018, the Company launched the Creator Fund that will make investments in recipients of WeWork's Creator Awards and other investments through use of a venture capital strategy. The Creator Fund is a consolidated subsidiary owned 99.99% by related party noncontrolling interest holders. The Creator Fund has invested in other companies through Simple Agreements for Future Equity (“SAFE”), equity securities, or convertible notes. SAFE investments will convert into equity issued in the subject entity’s next qualifying equity financing round, typically, at either the issue price or a discount to the issue price. The SAFE is also senior to any equity claims upon a change of control and/or dissolution of the subject entity prior to the conversion of the security. As the Creator Fund does not have significant influence over these investees and the investments do not have a readily determinable fair value, these investments are recognized at the initial cost basis, subject to impairment and remeasured using the measurement alternative. Under the measurement alternative, changes in fair value are recognized in connection with orderly market transactions. During the three months ended March 31, 2018 and 2019 , the Creator Fund made investments totaling $2.7 million and $8.7 million respectively.

(6)
In 2016, the Company entered into an agreement with WeWork India Services Private Limited (“IndiaCo”), an affiliate of Embassy Property Developments Private Limited (“Embassy”), to subscribe for convertible debentures to be issued by IndiaCo in an aggregate principal amount of INR, which equated to $5.2 million as of March 31, 2019 . The Company fully funded this investment in April 2017. The debentures will earn interest at a coupon rate of 6% per annum and have a maximum term of twenty years. The Company also has a buy-out option that it may exercise to purchase Embassy’s equity shares in IndiaCo, at fair value, after June 30, 2021 or earlier upon the occurrence of certain triggering events. The debentures are convertible into equity shares of IndiaCo upon certain trigger events which include: (i) changes in control, and (ii) defaults in regards to certain agreed upon provisions. IndiaCo will construct and operate workspace locations in India using the Company’s branding, advice, and sales model. Per the terms of the agreement, the Company will also receive a management fee from IndiaCo based on an agreed upon profit allocation. The Company earned $0.5 million and $1.5 million , respectively, in management fee income from IndiaCo during the three months ended March 31, 2018 and 2019 , respectively, included within revenue in the accompanying condensed consolidated statements of operations.

As of March 31, 2019 , the WPI Fund, The Wing, IndiaCo and certain other entities in which the Company has invested are unconsolidated VIEs. In all cases, the Company is not the primary beneficiary, as the Company does not have the power to direct the activities of the entity that most significantly impact the entity’s economic performance. None of the debt held by these investments is recourse to the Company. The Company's maximum loss is limited to the amount of our net investment in these VIEs and any unfunded commitments as discussed below.
During the three months ended March 31, 2018 and 2019 , the Company recorded approximately $0.3 million and $(1.6) million , respectively, for its share of income (loss) related to its equity method and other investments included in income (loss) from equity method and other investments in the condensed consolidated statement of operations.
During the three months ended March 31, 2018 and 2019 , the Company contributed a total of $4.3 million and $8.7 million , respectively, to its investments and received distributions on sale of its investments totaling $2.2 million for the three months ended March 31, 2018 . There were no distributions received during the three months ended March 31, 2019 . As of March 31, 2019 the Company had a total of $68.3 million in unfunded capital commitments to its investments; however, if requested, in each case, the Company may elect to contribute additional amounts in the future.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 11. Other Current Liabilities
Other current liabilities consists of the following:

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Current portion of acquisition holdbacks (1)	$42,677	$42,849
Contingent consideration relating to acquisitions payable in stock (1)	129,811	77,484
Contingent consideration relating to acquisitions payable in cash (1)	10,520	1,809
Current portion of long-term debt	2,706	2,733
Current portion of deferred rent	71,034	84,884
2019 tender offer liability (See Note 21)	—	133,835
Other current liabilities	13,892	18,513
Total other current liabilities	$270,640	$362,107

(1)	See Note 7 for further details on holdbacks, contingent consideration, and the related acquisitions.
Note 12. Deferred Rent
The deferred rent liability includes the following activity during the year ended December 31, 2018 and the three months ended March 31, 2019 :

	Year Ended	Three Months Ended
(Amounts in thousands)	December 31, 2018	March 31, 2019
Balance at beginning of period	$1,674,730	$2,902,781
Additions relating to lease incentives	819,042	333,216
Adjustments for impact of straight-lining of rent	542,842	194,198
Amortization of lease incentives	(93,835)	(34,294)
Effect of foreign currency exchange rate changes	(39,998)	(31,814)
Total at end of period	$2,902,781	$3,364,087
Less: Current portion of deferred rent	(71,034)	(84,884)
Total long-term deferred rent at end of period	$2,831,747	$3,279,203

See Note 18 for further details regarding the Company's rent expense and leasing arrangements.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 13. Convertible Related Party Liabilities, Net
Convertible related party liabilities, net consist of the following:

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Convertible Note (original and as amended, respectively):
Convertible Note outstanding principal balance	$1,000,000	$1,000,000
Less: Value of embedded redemption derivative liability at issuance and amendment, respectively (1)	(178,784)	(25,295)
Less: Original issue discount at issuance and amendment, respectively	(169,961)	(286,815)
Plus: Imputed interest expense	22,359	15,311
Total Convertible Note Excluding Embedded Derivative	673,614	703,201

(1) Convertible Note Embedded Redemption Derivative:
Value of embedded redemption derivative liability at issuance and amendment, respectively	178,784	25,295
Plus/(Less): Change in fair value included in interest expense	97,587	(25,295)
Total Convertible Note Embedded Redemption Derivative, at Fair Value	276,371	—
Total Convertible Note	949,985	703,201

Amended 2018 Warrant Liability:
Cash received on initial draw on Amended 2018 warrant	—	1,500,000
Less: Cost basis of related party financial instrument included in additional paid in capital	—	(45,715)
Less: Gain from change in fair value of related party financial instruments	—	(366,512)
Total Warrant Liability, at Fair Value	—	1,087,773

Total Convertible Related Party Liabilities, Net	$949,985	$1,790,974

Convertible Note —During 2018, the Company entered into an agreement for the issuance of a convertible promissory note (the “Convertible Note”) with SoftBank Group Corp. and in August 2018, the Company drew down on the full $1.0 billion commitment. An affiliate of SoftBank Group Corp. is a principal stockholder with representation on the Company's board of directors.
The Convertible Note was originally scheduled to begin accruing interest beginning on September 1, 2019, at a rate of 2.80%, compounded annually, and originally required repayment upon maturity on February 12, 2024, unless converted earlier. If not earlier converted or repaid in connection with a qualifying initial public offering as defined or the sale of the Company, all of the outstanding principal and interest due under the original terms of the Convertible Note would have converted into preferred stock of the Company upon a preferred stock financing providing to the Company gross proceeds of at least $2.0 billion (including the value of the Convertible Note).
In January 2019, the Company and SBWW Cayman agreed to modify certain provisions of the Convertible Note. The Convertible Note, as amended, will now automatically convert to the Company’s capital stock at the same time as the Amended 2018 warrant, defined below, which, assuming no other exercise events prior to December 31, 2019, will now be automatically exercised on December 31,

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

2019, for a fixed per share price of $110. The interest accrual start date per the Convertible Note was also extended to December 31, 2019.
Based on the nature and significance of the modifications to the terms of the Convertible Note, the modification was accounted for as an extinguishment of the original convertible note and issuance of a new convertible note. As the Convertible Note is payable to a principal stockholder, the Company recognized the change in fair value of the Convertible Note before and after modification, as an increase to additional paid in capital in the amount of $236.4 million.
As the Convertible Note includes an interest-free period and the interest rate is also below the market effective rate for a similar borrowing, an original issue discount of $170.0 million was recorded upon the initial draw in August 2018 and an original issue discount of $286.8 million was recorded upon the modification in January 2019, each based on the fair value of the Convertible Note on the relevant date. As the borrowing at a discount was provided by a principal stockholder, the original discount of $170.0 million and the $116.9 million incremental increase in value of the discount upon amendment were both treated as capital contributions and included in additional paid in capital on the accompanying condensed consolidated balance sheet as of December 31, 2018 and March 31, 2019, respectively. In addition, the Company recognized $119.5 million of additional capital contributions during the three months ended March 31, 2019, relating to a change in fair value upon amendment of the terms of the Convertible Note. The Company estimated the fair values of the Convertible Note using a probability-weighted valuation scenario model.
The Convertible Note's original and amended terms also contain embedded redemption features that are required to be bifurcated and separately accounted for as derivatives. These embedded features have been accounted for together as a single compound derivative. The Company estimated the fair value of the compound derivative at inception, upon amendment and at each reporting period, by comparing the value of the Convertible Note to a similar note without redemption features, the difference between the two values representing the value of the bifurcated redemption features. The bifurcation of the embedded redemption features represented a value of $178.8 million at the date of issuance and $25.3 million upon the subsequent amendment. As of March 31, 2019, the embedded redemption derivative had a fair value of zero as the probability of the redemption became remote upon the draw of the Amended 2018 warrant discussed below. The embedded redemption derivative is presented with the Convertible Note within the balance of convertible related party liabilities, net on the accompanying condensed consolidated balance sheet as of December 31, 2018 and March 31, 2019, and is accounted for in the same manner as a freestanding derivative pursuant to ASC 815, Derivatives and Hedging , with subsequent changes in fair value recorded as an increase to or a reduction of interest expense each period.
The fair value measurements of the debt discount and the embedded redemption features are considered to be Level 3 fair value measurements in the fair value hierarchy as per ASC 820, Fair Value Measurements , as they were determined using observable and unobservable inputs.
During the three months ended March 31, 2019 , the Company recorded interest expense of $16.6 million which represents the imputed interest on the Convertible Note at an effective interest rate of 10% and also recorded a reduction of interest expense of $1.7 million which represents the decline in the fair value of the embedded redemption derivative liability from January 1, 2019 through the January 2019 amendment and a reduction of interest expense of $25.3 million which represents the decline in the fair value of the embedded redemption derivative liability from the January 2019 amendment through March 31, 2019. The Company’s obligations under the Convertible Note are subordinate to the

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Company’s obligations under its existing credit facilities (see Note 24) and its senior notes (see Note 14 ).
Amended 2018 Warrant —On November 1, 2018, the Company entered into a warrant agreement with SBWW Cayman, pursuant to which the Company agreed to issue to SBWW Cayman shares of the Company’s capital stock (the “2018 warrant”). Under the terms of the 2018 warrant, in exchange for the issuance of the Company’s capital stock in the future, SBWW Cayman originally agreed to make a payment of $1.5 billion on each of January 15, 2019 and April 15, 2019. Unless earlier exercised in connection with a qualifying initial public offering, a qualifying preferred stock financing, a sale of the Company or certain insolvency events, the right of SBWW Cayman to receive shares of the Company’s capital stock would have been automatically exercised on September 30, 2019 at a per-share price of $110, pursuant to its original terms. During the year ended December 31, 2018, the Company recognized a capital contribution of $69.0 million and an equal off-setting amount within additional paid-in capital representing the fair value of the arrangement upon execution.
In January 2019, the Company and SBWW Cayman agreed to modify certain provisions of the 2018 warrant (as amended, the “amended 2018 warrant”). Under the terms of amended 2018 warrant, the January 2019 payment amount from SBWW Cayman to the Company was not changed, the April 2019 payment was reduced from $1.5 billion to $1.0 billion, and the conversion date was changed from September 30, 2019 to December 31, 2019. The amendment also modified the conversion price per share to be a fixed conversion price of $110 under all settlement scenarios. In January 2019 the Company drew down on the amended 2018 warrant and received $1.5 billion in cash. Upon the draw, the Company reclassified $45.7 million of the equity asset associated with the original fair market value of the related party instrument established upon entering into the arrangement in November 2018 as an increase to additional paid in capital and a reduction in the warrant liability. As of March 31, 2019, the amended 2018 warrant was valued at $1.1 billion. During the three months ended March 31, 2019, the Company recorded a gain totaling $366.5 million resulting from an increase in fair value of the related party instrument. The amended 2018 warrant is classified as a liability in accordance with ASC 480 , Distinguishing Liabilities from Equity (“ASC 480”) , as the warrant embodies a potential cash settlement obligation to repurchase shares that is outside of the Company's control. In accordance with ASC 480, the warrant liability will be remeasured to fair value each reporting period, with changes recognized in the gain (loss) from change in fair value of financial instruments on the accompanying condensed consolidated statements of operations. The measurement of the amended 2018 warrant is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs.
2019 Warrant —In conjunction with the Amended 2018 warrant, the Company also entered into an additional warrant with SBWW Cayman, pursuant to which the Company agreed to issue shares of the Company's capital stock (the “2019 warrant”). Under the terms of the 2019 warrant, in exchange for the issuance of the Company’s capital stock, SBWW Cayman will make a payment of $1.5 billion on April 3, 2020. The right of SBWW Cayman to receive shares of the Company’s capital stock will be automatically exercised on April 3, 2020 at a per-share price of $110. During the three months ended March 31, 2019 , the Company recognized an additional capital contribution of $219.7 million and an equal off-setting amount within additional paid-in capital representing the fair value of the 2019 warrant and modification of the 2018 warrant prior to being drawn. The measurement of the Amended 2018 warrant and 2019 warrant is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 14. Long-Term Debt, Net
Long-term debt, net consists of the following:

	Maturity	Interest	December 31,	March 31,
(Amounts in thousands)	Year	Rate	2018	2019
Senior Notes:	2025	7.875%
Outstanding principal balance			$702,000	$702,000
Less: Unamortized debt issuance costs			(16,222)	(15,644)
Total senior notes, net			685,778	686,356

424 Fifth Venture Loans:
Mortgage Loan	2022(1)	LIBOR(2) + 3.45%	—	312,744
Senior Mezzanine Loan	2022(1)	LIBOR (2) + 5.27%	—	93,823
Junior Mezzanine Loan	2022(1)	LIBOR (2) + 7.40%	—	210,821
Less: Unamortized debt issuance costs			—	(20,612)
Total 424 Fifth Venture Loans, net			—	596,776

Other Loans:	2021 - 2026	2.5% - 6.2%
Outstanding principal balance			65,742	72,735
Less: Current portion of Other Loans			(2,706)	(2,733)
Total non-current portion Other Loans, net			63,036	70,002

Total Long-Term Debt, Net			$748,814	$1,353,134

(1)	Excludes two one-year extension options available subject to extension fees and certain conditions.

(2)	The 424 Fifth Venture loan agreements include a LIBOR floor of 2.513% and a LIBOR cap of 4%. The LIBOR interest rate cap expires on February 9, 2021.
Senior Notes — In April 2018, the Company issued $702 million in aggregate principal amount of unsecured senior notes due 2025 (the “senior notes”) at a 7.875% interest rate in a private offering pursuant to Rule 144A under the Securities Act and Regulation S under the Securities Act. The Company's gross proceeds of $702.0 million , from the issuance of the senior notes, were recorded net of debt issuance costs of $17.4 million . The debt issuance costs are deferred and will be amortized into interest expense over the term of the senior notes using the effective interest method. Interest on the senior notes accrues and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem the senior notes, in whole or in part, at any time prior to maturity, subject to certain make-whole premiums. The senior notes mature on May 1, 2025 at 100% of par.
Upon the occurrence of certain change of control triggering events, the Company may be required to repurchase the senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the date of repurchase. The senior notes contain certain restrictive covenants that limit the Company's ability to create certain liens, to enter into certain affiliated transactions and to consolidate or merge with, or convey, transfer or lease all or substantially all of its assets, subject to important qualifications and exceptions.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The senior notes rank equally in right of payment with any existing and future senior indebtedness of the Company, and are senior in right of payment to any existing and future subordinated obligations of the Company, and are effectively subordinated to all secured indebtedness of the Company (including obligations under the credit facilities discussed in Note 23) to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all liabilities of any subsidiary that does not guarantee the senior notes.
The senior notes are unconditionally guaranteed on a senior basis by each of our subsidiaries that guarantees obligations under the Company's credit facilities or certain other indebtedness of the Company or a guarantor. As of the issuance date, each restricted subsidiary that guaranteed obligations under the credit facilities discussed in Note 23 also guaranteed the senior notes.
During the three months ended March 31, 2019 , the Company recorded interest expense of $13.8 million and amortization of deferred financing costs of $0.6 million related to the senior notes, which are both included as a component of interest expense on the accompanying condensed consolidated statements of operations.
424 Fifth Venture Loans — As of March 31, 2019 , the Company has three loans outstanding relating to the 424 Fifth Venture real estate investment and development project (collectively, the “424 Venture Loans”). As of March 31, 2019, the aggregate outstanding principal balance of the 424 Venture Loans is $617.4 million , excluding the $20.6 million balance of unamortized deferred financing costs netted within the balance on the accompanying condensed consolidated balance sheet.
On February 8, 2019, the 424 Fifth Venture entered into an interest-only mortgage loan agreement (the “Mortgage Loan”) in the amount of up to $500.0 million. As of March 31, 2019, $312.7 million was outstanding under the Mortgage Loan. The interest spread payable under the Mortgage Loan increases by 25 basis points on the 18-month anniversary of the closing based on certain elections by the Company.
On February 8, 2019, the 424 Fifth Venture also entered into an interest-only mezzanine loan agreement (the “Senior Mezzanine Loan”) in the amount of up to $150.0 million. As of March 31, 2019, $93.8 million was outstanding under the Senior Mezzanine Loan. The interest spread payable under the Senior Mezzanine Loan increases by 25 basis points on the 18-month anniversary of the closing based on certain elections by the Company.
On February 8, 2019, the 424 Fifth Venture entered into an interest-only junior mezzanine loan agreement (the “Junior Mezzanine Loan”) in the amount of up to $250.0 million. As of March 31, 2019, $210.8 million was outstanding under the Junior Mezzanine Loan.
During the three months ended March 31, 2019 , the weighted average interest rate on the 424 Fifth Venture Loans was 7.6% , and $6.7 million of interest expense was capitalized and included within the Company's construction in progress balance as a component of property and equipment, net on the accompanying condensed consolidated balance sheet, as the property is currently under development and not ready for its intended use. The 424 Fifth Venture Loans are secured only by the assets and equity of the 424 Fifth Venture, and are non-recourse to the Company, subject to certain customary performance guarantees standard for real estate and construction financing.
Other Loans — As of March 31, 2019 , the Company has various other loans (the “Other Loans”) with original principal amounts of $74.2 million and interest rates ranging from 2.5% to 6.2%. During the

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

three months ended March 31, 2019 , the Company recorded interest expense of $0.9 million related to these Other Loans.
Principal Maturities — Combined aggregate principal payments for long-term debt, including the senior notes, Other Loans, and 424 Fifth Venture Loans as of March 31, 2019 , are as follows:

(Amounts in thousands)	Total
Remainder of 2019	$1,822
2020	2,877
2021	12,780
2022	628,373
2023	3,459
2024 and beyond	742,812
Total minimum payments	$1,392,123

Note 15. Fair Value Measurements
The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2018
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$1,388,877	$—	$—	$1,388,877
Other investments — available-for-sale convertible notes	—	—	5,319	5,319
Total assets measured at fair value	$1,388,877	$—	$5,319	$1,394,196

Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$—	$—	$129,811	$129,811
Other current liabilities — contingent consideration relating to acquisitions payable in cash	—	—	10,520	10,520
Convertible related party liabilities — embedded redemption derivative	—	—	276,371	276,371
Total liabilities measured at fair value	$—	$—	$416,702	$416,702

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

	March 31, 2019
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$2,073,239	$—	$—	$2,073,239
Other investments — available-for-sale convertible notes	—	—	5,498	5,498
Total assets measured at fair value	$2,073,239	$—	$5,498	$2,078,737

Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$—	$—	$77,484	$77,484
Other current liabilities — contingent consideration relating to acquisitions payable in cash	—	—	1,809	1,809
Convertible related party liabilities — embedded redemption derivative	—	—	—	—
Convertible related party liabilities — Amended 2018 warrant	—	—	1,087,773	1,087,773
Total liabilities measured at fair value	$—	$—	$1,167,066	$1,167,066

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2018 or the three months ended March 31, 2019 .
The tables below provide a summary of the changes in assets and liabilities recorded at fair value and classified as Level 3:

	Year Ended	Three Months Ended
(Amounts in thousands)	December 31, 2018	March 31, 2019
Assets:
Balance at beginning of period	$6,032	$5,319
Purchases	63	—
Conversions	(177)	—
Accrued interest income	382	76
Foreign currency translation gains (losses) included in other comprehensive income	(176)	—
Foreign currency gain (loss) included in net income	(805)	103
Balance at end of period	$5,319	$5,498

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

	Year Ended December 31, 2018
(Amounts in thousands)	Contingent Consideration Payable in Stock	Contingent Consideration Payable in Cash	Embedded Redemption Derivative	Total
Liabilities:
Balance at beginning of period	$—	$—	$—	$—
Additions	92,973	14,739	178,784	286,496
Settlements	(43,958)	—	—	(43,958)
Change in fair value (1)	80,633	(4,194)	97,587	174,026
Foreign currency translation gains (losses) included in other comprehensive income	163	(25)	—	138
Balance at end of period	$129,811	$10,520	$276,371	$416,702

(1)
During the year ended December 31, 2018, $76.4 million of the change in fair value was included as a component of growth and new market development expenses and $97.6 million was included as a component of interest expense.

	Three Months Ended March 31, 2019
(Amounts in thousands)	Contingent Consideration Payable in Stock	Contingent Consideration Payable in Cash	Embedded Redemption Derivative	2018 Warrant	Total
Liabilities:
Balance at beginning of period	$129,811	$10,520	$276,371	$—	$416,702
Additions	—	—	25,295	1,093,091	1,118,386
Settlements	—	(8,711)	(274,617)	—	(283,328)
Change in fair value (1)	(52,327)	—	(27,049)	(5,318)	(84,694)
Balance at end of period	$77,484	$1,809	$—	$1,087,773	$1,167,066

(1)
During the three months ended March 31, 2019, $52.3 million of the change in fair value was included as a reduction of growth and new market development expenses, $27.0 million was included as a reduction of interest expense and $5.3 million was included as a component of the gain from change in fair value of related party financial instruments on the accompanying condensed consolidated statement of operations.

During the year ended December 31, 2018 and the three months ended March 31, 2019 , there were no unrealized gains or (losses) relating to level 3 assets held as of December 31, 2018 and March 31, 2019 , respectively. The Company does not intend to sell its investments in available-for-sale convertible notes and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
During the year ended December 31, 2018 , there were unrealized losses of $97.6 million included in interest expense and $76.4 million of unrealized losses included in growth and new market development expenses relating to level 3 liabilities held as of December 31, 2018 .
During the three months ended March 31, 2019 , there were unrealized gains of $25.3 million included as a reduction in interest expense, $52.3 million of unrealized gains included as reduction in growth and new market development expenses, and $5.3 million of unrealized gains included in gain (loss) from change in fair value of financial instruments relating to level 3 liabilities held as of March 31, 2019 .
The estimated fair value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to their short maturity periods. As of March 31, 2019 , the estimated fair value of the Company’s senior notes, excluding unamortized debt issuance costs, was approximately $644.8 million based on recent trading activity. For the remainder of the Company's long-term debt, the carrying value approximated the fair value as of  March 31, 2019 .

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 16. Community Operating Expenses
Community operating expenses relate to locations that are open for member operations. The components of community operating expenses are as follows:

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Lease costs:
Rent expense (see Note 18)	$162,506	$324,645
Tenancy costs	27,251	64,621
Total lease costs	189,757	389,266

Employee compensation and benefits (excluding stock-based compensation)	38,952	65,245
Stock-based compensation	2,833	22,657
Other community operating expenses	56,610	104,334
Total community operating expenses	$288,152	$581,502

Note 17. Pre-opening Community Expenses
Pre-opening community expenses consist of expenses incurred before a location opens for member operations. The components of pre-opening community expenses are as follows:

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Rent expense (see Note 18)	$64,284	$102,538
Tenancy costs	7,414	8,045
Other pre-opening community expenses	1,534	4,971
Total pre-opening community expenses	$73,232	$115,554

Note 18. Rent Expense
Rent expense incurred before a location opens for member operations is recorded in pre-opening community expenses on the accompanying condensed consolidated statements of operations. Once a location opens for member operations, rent expense is included in community operating expenses on the accompanying condensed consolidated statement of operations. Rent expense for Meetup, Inc., Flatiron School, Inc. and Conductor, Inc. is included in other operating expenses on the accompanying condensed consolidated statement of operations, while rent expense for other We Company offerings is included in growth and new market development expenses on the accompanying condensed consolidated statement of operations. Rent expense for the Company’s corporate offices is included in general and administrative expenses on the accompanying condensed consolidated statements of operations.
A large majority of the Company’s lease agreements contain provisions for free rent periods, rent escalation, tenant improvement allowances, brokerage commissions received by the Company for negotiating the Company’s leases, and/or contingent rent. For leases that qualify as operating leases, the Company recognizes the associated rent expense on a straight-line basis over the term of the lease

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.
Rent contractually paid or payable for each period presented below represents cash payments for base and contingent rent payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.
The non-cash adjustment to record free rent periods and rent escalation clauses on a straight-line basis over the term of the lease beginning on the date of initial possession is presented as “adjustments for impact of straight-lining of rent” below.
The Company expends cash for leasehold improvements and to build out and equip its leased locations. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. The Company may also receive a broker commission for negotiating certain of the Company’s leases. When contractually due to us, these amounts are recorded as a lease incentive receivable and an increase in the deferred rent liability on the condensed consolidated balance sheets and then the deferred rent liability established is amortized on a straight-line basis over the lease term as a reduction to rent expense. The amortization of cash received for tenant improvement allowances and broker commissions is presented as “amortization of lease incentives” below.
The Company’s rent expense is comprised of the following:

	Three Months Ended March 31, 2018
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General & Administrative Expenses	Growth and New Market Development Expenses	Total
Rent contractually paid or payable for the period	$125,871	$8,147	$702	$2,735	$—	$137,455
Adjustments for impact of straight-lining of rent	54,992	56,881	—	728	—	112,601
Amortization of lease incentives	(18,357)	(744)	—	(65)	—	(19,166)
Total rent expense	$162,506	$64,284	$702	$3,398	$—	$230,890

	Three Months Ended March 31, 2019
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General & Administrative Expenses	Growth and New Market Development Expenses	Total
Rent contractually paid or payable for the period	$255,885	$14,204	$1,576	$8,338	$328	$280,331
Adjustments for impact of straight-lining of rent	100,190	90,119	(21)	3,709	201	194,198
Amortization of lease incentives	(31,430)	(1,785)	—	(1,076)	(3)	(34,294)
Total rent expense	$324,645	$102,538	$1,555	$10,971	$526	$440,235

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 19. Convertible Preferred Stock
As of December 31, 2018 and March 31, 2019 , the Company had outstanding the following series of convertible preferred stock, each par value $0.001 per share:

	December 31, 2018		March 31, 2019
	Shares		Conversion			Shares
(Amounts in thousands, except share and per share amounts)	Issued and	Carrying	Price per	Liquidation	Shares	Issued and	Carrying
	Outstanding	Amount	Share	Preference	Authorized	Outstanding	Amount
Series A	38,393	$17,350	$0.46	$17,500	38,393	38,393	$17,350
Series B	22,165	40,995	1.85	41,039	22,165	22,165	40,995
Series C	28,404	154,699	5.36	152,227	29,189	28,404	154,699
Series D-1	11,939	198,541	16.65	198,800	11,939	11,939	198,541
Series D-2	9,380	155,996	16.65	156,200	9,381	9,380	155,996
Series E	13,194	433,507	32.89	433,934	13,194	13,194	433,507
Series F	13,759	675,913	50.19	690,612	14,942	13,759	675,913
Series G	33,114	1,729,997	57.90	2,017,338	34,742	33,114	1,729,997
Series G-1	—	—	110.00	—	45,455	—	—
Acquisition	1,408	90,398	72.58	113,405	13,900	1,562	100,273
Junior	2	1,300	866.67	1,300	2	2	1,300
Total	171,758	$3,498,696		$3,822,355	233,302	171,912	$3,508,571

In March 2018, the Board of Directors of the Company designated 13,900,000 shares of authorized preferred stock as Acquisition Preferred Stock (“Acquisition Preferred Stock”) which may be divided and issued from time to time in one or more series as designated by the Board of Directors. As of March 31, 2019 , the Board of Directors had designated a total of 1,600,000 shares of Acquisition Preferred Stock as Series AP-1 Acquisition Preferred Stock (“Series AP-1”) and 40,000 shares of Acquisition Preferred Stock as Series AP-2 Acquisition Preferred Stock (“Series AP-2”).
During the year ended December 31, 2018, the Company issued a total of 1,407,796 shares of Acquisition Preferred Stock in connection with the acquisitions discussed in Note 7 , including 1,036,954 shares of Series AP-1 issued during the three months ended March 31, 2018 in connection with the acquisition of Conductor.
During the three months ended March 31, 2019 , the Company issued a total of 154,628 shares of Acquisition Preferred Stock in connection with the acquisitions discussed in Note 7 .
During the year ended December 31, 2018, the Company issued a total of 49,152 shares of Series G Preferred Stock in connection with the release of equity holdback amounts related to acquisitions.
During 2014, the Company issued a convertible note that is convertible into shares of Series C Preferred Stock. The convertible note was included as a component of the carrying amount of the Series C Preferred Stock upon its inception during 2014. As of March 31, 2019 and December 31, 2018 , the remaining balance of the convertible note, included as a component of the carrying amount of the Series C Preferred Stock, is $4.2 million and represents the right to convert into 785,302 shares of Series C Preferred Stock.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The Series A, B, C, D-1, D-2, E, F, G and G-1 Preferred Stock are referred to as the “Senior Preferred Stock.” The rights and preferences of the Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are as follows:
Conversion —The Senior Preferred Stock and Acquisition Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock in effect at the time of conversion. The conversion price for each series of Senior Preferred Stock and Acquisition Preferred Stock was initially equal to the original issue price for such series of Senior Preferred Stock or Acquisition Preferred Stock, respectively, subject to adjustment as provided in the Company’s restated certificate of incorporation. As of March 31, 2019, all shares of Senior Preferred Stock and Acquisition Preferred Stock are convertible into shares of Class A Common Stock on a one-to-one basis and all shares of Junior Preferred Stock are convertible into shares of Class B Common Stock on a one-to-one basis.
Upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $250.0 million of gross proceeds to the Company (a “Qualifying IPO”), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Senior Preferred Stock (voting together as a single class on an as converted to common stock basis), all outstanding shares of preferred stock of the Company will automatically be converted into shares of Class A Common Stock, at the then-effective conversion rate for such series of preferred stock (subject to certain additional consent rights in favor of holders of each of the Series C Preferred Stock, Series D-1 and D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Acquisition Preferred Stock), and such shares may not be reissued by the Company. For purposes of this conversion, each share of Junior Preferred Stock will convert into the number of shares of Class B Common Stock equal to the original issue price of the Junior Preferred Stock divided by the price per share of common stock issued in connection with a Qualifying IPO.
Redemption —The Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are not redeemable at the option of any holder thereof (except in limited circumstances as set forth in the Company’s restated certificate of incorporation).
Voting —The holders of Senior Preferred Stock and Acquisition Preferred Stock have the right to one vote for each share of Class A Common Stock into which such Senior Preferred Stock or Acquisition Preferred Stock could then be converted, except as expressly provided by the Company’s restated certificate of incorporation or as provided by law. Except as expressly provided by the Company’s restated certificate of incorporation or as provided by law, the holders of Class A Common Stock, Class B Common Stock, Senior Preferred Stock and Acquisition Preferred Stock vote together as a single class on an as converted to common stock basis on all matters upon which holders of Class A Common Stock, Class B Common Stock, Senior Preferred Stock and Acquisition Preferred Stock have the right to vote.
At any time when a specified number of shares of Senior Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority or two-thirds of the then outstanding shares of Senior Preferred Stock,

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.
Additionally, at any time when a specified number of shares of Acquisition Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s restated certificate of incorporation) the holders of at least a majority of the then outstanding shares of Acquisition Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.
The holders of the shares of Series A Preferred Stock and Series F Preferred Stock, exclusively and as a separate class, are each entitled to elect one director of the Company, the holders of the shares of Class B Common Stock, exclusively and as a separate class, are entitled to elect five directors of the Company, and the holders of the shares of Series G Preferred Stock, exclusively and as a separate class are entitled to elect two directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of record of the common stock and of any other class of voting stock, exclusively and voting together as a single class on an as-converted to common stock basis, are entitled to elect the balance of the total number of directors of the Company. Except as provided by law or by the other provisions of the Company’s restated certificate of incorporation, holders of the Junior Preferred Stock are not entitled to vote on any matter presented to the stockholders.
Dividends —Dividends on the Senior Preferred Stock are noncumulative and are payable when and if declared by the Company’s Board of Directors, and prior and in preference to any declaration or payment of dividends on any other series or class of capital stock. After dividends in the full preferential amount are paid to the holders of the Senior Preferred Stock, any additional dividends declared by the Company's Board of Directors shall be declared ratably among all holders of Common Stock, Senior Preferred Stock and Acquisition Preferred Stock, pro rata based on the number of shares held by each holder on an as converted basis. The holders of Junior Preferred Stock are not entitled to receive any dividends.
Anti ‑ Dilution —The conversion ratio for the Senior Preferred Stock is adjusted on a broad weighted-average basis in the event of an issuance (or deemed issuance) below the applicable Senior Preferred Stock price, as adjusted .
Liquidation —In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain mergers, consolidations or asset sales:

•
First, the holders of shares of each series of Senior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, on a pari passu basis, but before any payment is made to the holders of Junior Preferred Stock, Acquisition Preferred Stock or common stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Senior Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into Class A Common Stock in accordance with the Company’s restated certificate of incorporation immediately prior to such transaction;

•	Second, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, the holders of shares of Acquisition Preferred Stock and Junior Preferred

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Stock then outstanding are entitled to be paid out of the assets of the Company, before any payment is made to the holders of common stock, an amount per share equal to the original issue price for the Junior Preferred Stock and in the case of Acquisition Preferred Stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Acquisition Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Acquisition Preferred Stock been converted into Class A Common Stock in accordance with the Company’s restated certificate of incorporation immediately prior to such transaction; and

•
Third, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, Junior Preferred Stock, and Acquisition Preferred Stock, the remaining assets of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Stockholders’ Agreement —Pursuant to the terms of an amended and restated stockholders’ agreement, no transfers by any of the parties are permitted other than certain permitted transfers described in the stockholders’ agreement. Certain major investors have a right of first refusal and right of co‑sale, on a pro rata basis and subordinate to the Company’s right of first refusal, on transfers of any stock held by certain parties to the stockholders’ agreement.
Note 20. Shareholders' Equity
Common Stock —Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time, into one fully paid and nonassessable share of Class A Common Stock. Shares of Class B Common Stock also automatically convert into shares of Class A Common Stock in the event of a transfer (other than in the case of certain permitted transfers).
The holders of the shares of Class A Common Stock are entitled to one vote per share and the holders of the shares of Class B Common Stock are entitled to ten votes per share. The holders of the shares of Class B Common Stock, exclusively and as a separate class, are also entitled to elect five directors of the Company. All classes of common stock are ranked equally and are entitled to the same treatment with respect to cash dividends and the same rights to participate in the distribution of proceeds upon liquidation, sale or dissolution of the Company.
On March 22, 2018, the Company amended its restated certificate of incorporation to increase the total authorized number of shares of Class A Common Stock from 459,934,875 to 479,934,875 shares.
On March 29, 2019, the Company amended its restated certificate of incorporation to increase the total authorized number of shares of Class A Common Stock from 479,934,875 to 576,471,000 shares and to increase the total authorized number of shares of Class B Common Stock from 183,942,797 to 234,910,597 shares.
Warrants —As of March 31, 2019 , outstanding warrants to acquire shares of the Company’s stock were as follows:

Convertible Into	Number of Shares	Exercise Price	Expiration Date
Class A Common Stock	6,128	$13.12	July 31, 2025
Class A Common Stock	250,000	$0.001	February 8, 2026
	256,128

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

During the year ended December 31, 2018, certain warrant holders exercised warrants and acquired an aggregate of 1,577,434 shares of Class B Common Stock. The Company received $0.6 million in proceeds from these warrant exercises.
Common Stock Repurchase —In November 2018, the Company's board of directors approved the repurchase from an employee of 204,580 shares of Class B Common Stock (including shares underlying vested and exercisable options) at a price of $51.81 per share. As the repurchase price was above the fair market value of the shares acquired, this repurchase resulted in $10.4 million of additional stock-based compensation expense during the year ended December 31, 2018.
Note 21. Stock-Based Compensation
Effective May 31, 2013, the Company adopted an equity‑based compensation plan, the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), authorizing the grant of equity-based awards (including stock options and restricted stock) to its management, employees, non‑employee directors and other non-employees. The total number of the Company’s common shares that could be granted under the 2013 Plan was 37,689,450.
Effective February 4, 2015, the Company adopted a second equity‑based compensation plan, the 2015 Equity Incentive Plan, as amended (the “2015 Plan”), authorizing the grant of equity-based awards (including stock options, restricted stock and restricted stock units) to its management, employees, non‑employee directors and other non-employees. Following the adoption of the 2015 Plan, no further grants were made under the 2013 Plan. On March 14, 2019, the Company amended and restated the 2015 Plan to increase the total number of the Company’s common shares that are reserved for grant and issuance under the 2015 Plan to 45,531,780 shares of Class A Common Stock and 50,967,800 shares of Class B Common Stock. As of March 31, 2019 , there were 684,791 shares of Class A Common Stock and 2,457,707 shares of Class B Common Stock and equivalents that remained available for further grants under the 2015 Plan.
Stock Options —Stock options outstanding consist primarily of time‑based options to purchase Class A or Class B Common Stock, the majority of which vest over a five‑year period and have a ten‑year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company and, with respect to certain awards, satisfaction of various performance criteria.
The following table summarizes the stock option activity during the three months ended March 31, 2019 :

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value
	Shares	Price	Life in Years	(In thousands)
Outstanding, December 31, 2018	35,744,941	$14.37	7.1	$809,823
Granted (1)	54,313,978	$38.25
Exercised	(207,453)	$7.84
Forfeited/canceled	(825,165)	$25.86
Outstanding, March 31, 2019	89,026,301	$28.86	8.8	$763,969,224
Exercisable, March 31, 2019	21,802,455	$8.46	5.9	$631,838,213
Vested and expected to vest, March 31, 2019	54,686,699	$23.02	8.0	$788,493,559
Vested and exercisable, March 31, 2019	21,207,207	$8.50	5.9	$613,838,522

(1)
Included in options granted are options to purchase 33,034,684 shares of the Company’s Class B common stock, which were granted in March 2019 and will vest monthly over a service period of two to five years once the performance-based vesting conditions are met, including vesting conditions tied to a sale of the Company, an initial public offering and significant increases in market capitalization, and sales of the Company's outstanding preferred stock at various valuations. The fair value of these options were estimated through the use of the Monte Carlo Model.

The weighted‑average grant date fair value of options granted during the year ended December 31, 2018 and the three months ended March 31, 2019 were $11.51 and $16.57 , respectively.
The Company estimates the fair value of stock option awards granted using the Black-Scholes Model and a single option award approach. The assumptions used to value stock options issued during the year ended December 31, 2018 and the three months ended March 31, 2019 , were as follows:

	December 31,	March 31,
	2018	2019
Fair value of common stock	$ 26.45 - 26.75	$ 37.44 - 38.86
Weighted average expected term (years)	6.19	6.38
Weighted average expected volatility	40.0%	40.0%
Risk-free interest rate	2.41 - 2.99%	2.41 - 2.70%
Dividend yield	—	—

For the three months ended March 31, 2018 and 2019 , the Company recorded total stock‑based compensation expense of $10.0 million and $22.0 million, respectively, related to stock options awarded to employees and non-employee directors. As of March 31, 2019 , the unrecognized stock‑based compensation expense from outstanding options awarded to employees and non-employee directors was approximately $1.2 billion , expected to be recognized over a weighted‑average period of approximately 8.2 years.
For the three months ended March 31, 2018 and 2019 , the Company recorded $0.5 million and $0.2 million of general and administrative expenses related to stock options awarded to non-employee contractors for services rendered, respectively. For the three months ended March 31, 2018 and 2019 , the Company recorded none and $0.4 million of growth and new market development expenses related to stock options awarded to non-employee contractors for services rendered, respectively. As of March 31, 2019 , there was $7.5 million of total unrecognized expense related to stock options expected to be recognized over a weighted‑average period of approximately 4.0 years.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

For the three months ended March 31, 2018 and 2019 , $0.2 million and $0.3 million , respectively, of expense relating to stock options awarded to non-employees relating to goods received and services provided was capitalized and recorded as a component of property and equipment on the accompanying condensed consolidated balance sheets. As of March 31, 2019 there was $1.0 million of total unrecognized cost related to these stock options expected to be recognized over a weighted‑average period of approximately 2.0 years.
Early Exercise of Stock Options —The Company allows certain employees and directors to exercise stock options granted under the 2013 Plan prior to vesting. The shares received as a result of the early exercise of unvested stock options are subject to a repurchase right by the Company at the original exercise price for a period equal to the original vesting period.
During 2014, certain individuals early exercised stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, these individuals each provided a 1.9% interest bearing recourse note, for an aggregate of $2.7 million and $2.7 million as of December 31, 2018 and March 31, 2019 , respectively. As a result of the early exercises, the individuals received shares of restricted Class B Common Stock which will vest over a specified period of time (which period of time is consistent with the original vesting schedule of the stock options grant). The restricted Class B Common Stock is subject to repurchase at the original exercise price by the Company over the original vesting term. The recourse notes mature in November 2023 and are included as a component of equity.
Restricted Stock —Grants of the Company's restricted stock or restricted stock units consist primarily of time-based awards that are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. Certain awards contain additional performance conditions for vesting described below.
During 2015, certain executives of the Company were issued 440,864 shares of restricted Class A Common Stock and 500,000 shares of restricted Class B Common Stock in exchange for recourse promissory notes with principal balances totaling $5.6 million and $5.7 million as of December 31, 2018 and March 31, 2019 , respectively. These restricted shares vest primarily over a five year period. The recourse notes pay interest rates ranging from 1.6% to 1.8% and have maturities of approximately nine years and are recorded as a component of equity. In addition, during 2015 one of the officers also paid $0.7 million for another 90,000 shares of restricted Class B Common Stock, of which 45,000 shares vested immediately and the remainder vest ratably over the 13th month through the 36th month period from the date of acquisition or exercise. As of December 31, 2018, the full 90,000 shares were vested. During the year ended December 31, 2018, the Company also forgave $0.6 million of principal balance of the recourse promissory notes and recognized the forgiveness amount as a component of general and administrative expense during the fourth quarter of 2018.
In June 2018, certain executives of the Company were issued 756,039 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling $20.2 million as of December 31, 2018 and March 31, 2019 . These restricted shares vest over a five year period and are subject to repurchase by the Company during the vesting period at the original issue price. The recourse notes pay interest rates ranging from 2.5% to 2.9% and have maturities of between seven to nine years and are recorded as a component of equity.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The Company reflects restricted stock and restricted stock units as issued and outstanding shares of common stock when vested and when the Class A Common Stock or Class B Common Stock has been delivered to the individual. The following table summarizes the Company's restricted stock and restricted stock unit activity for the three months ended March 31, 2019 :

		Weighted Average
	Shares	Grant Date Value
Unvested, December 31, 2018	4,841,182	$23.42
Granted (1)	224,316	37.44
Vested (2)	(172,984)	18.47
Forfeited/canceled	(52,306)	36.97
Unvested, March 31, 2019 (3)	4,840,208	$24.29

(1)
Includes 110,768 restricted stock units granted during the three months ended March 31, 2019 , which will vest over a five to seven-year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant.

(2)
Includes 40,461 restricted stock units which vested in the three months ended March 31, 2019 , however the underlying common shares have not been issued to the individual. As of March 31, 2019 , a total of 389,601 shares representing $8.4 million was included as a component of additional paid-in capital on the accompanying balance sheet relating to previously vested restricted stock units that have not been settled.

(3)
The unvested balance includes a total of 1,892,217 restricted stock and restricted stock units that will vest over their remaining service period and 2,947,991 restricted stock units granted, which will vest annually over a three to seven year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant.

The fair value of restricted stock that vested during the three months ended March 31, 2018 and March 31, 2019 was $4.3 million and $6.5 million , respectively.
For the three months ended March 31, 2018 and 2019 , the Company recorded total stock‑based compensation expense of $2.2 million and $3.3 million, respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. As of March 31, 2019 there was $28.9 million of total unrecognized stock‑based compensation expense related to unvested restricted stock and restricted stock units awarded to employees and non-employee directors expected to be recognized over a weighted‑average period of approximately 3.1 years.
For the three months ended March 31, 2018 , the Company recorded $0.7 million of general and administrative expenses associated with restricted stock issued to non-employee contractors for services rendered. As of March 31, 2019 there was no unrecognized expense related to restricted stock issued to non-employee contractors for services rendered.
2019 tender offer —In January 2019, and in connection with the agreements for the 2019 warrant, the Company entered into an agreement with SBWW Cayman where SBWW Cayman agreed to launch a tender offer to purchase up to $1 billion of the Company's equity securities (including securities underlying vested options, exercisable warrants and convertible notes) from equity holders of the Company (the “2019 tender offer”).
The tender offer was completed in April 2019 and at its close 3.1 million shares of Class A Common Stock were acquired from employees of the Company at a price per share of $54, which resulted in approximately $120.0 million of additional stock-based compensation expense, $0.8 million of capitalized stock-based compensation charges and $13.0 million recorded as a reduction of additional paid in capital during the three months ended March 31, 2019 and $133.8 million recorded as a liability within other current liabilities on the accompanying condensed consolidated balance sheet as of March 31, 2019. The additional stock-based compensation expense and additional obligation was recorded as

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

the shares were purchased from employees at a price above the fair market value of the shares. The liability recorded as of March 31, 2019 will be resolved through an increase to additional paid in capital in April 2019 upon completion of the tender.
Total Stock‑Based Compensation Expense —The total of all non-cash adjustments relating to stock-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items:

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Stock-based compensation included in:
Community operating expenses	$2,833	$22,657
Other operating expenses	814	3,490
Sales and marketing expenses	1,670	9,821
Growth and new market development expenses	1,649	29,814
General and administrative expenses	5,002	79,407
Total stock-based compensation expense	$11,968	$145,189

Stock-Based Awards to Non-Employees— From time to time, the Company issues common stock, restricted stock or stock options to acquire common stock to non-employee contractors for services rendered. The stock options and shares of common stock granted, vested, exercised, forfeited/canceled during the three months ended March 31, 2019 are included in the above tables together with the employee awards.
Stock options granted in 2016 to non-employees included an option to purchase 500,000 shares of Class A Common Stock that will vest upon the achievement of certain member count and profitability-based targets that must be met during a four year vesting period and an option to purchase up to 120,000 shares of Class A Common Stock determined quarterly by a vesting schedule that evaluates the average price per usable square foot for accepted goods in comparison to a benchmark average price as set out in the option agreement. In February 2018, the non-employee with the option to purchase 500,000 shares of Class A Common Stock converted to an employee, and the vesting conditions of the option awards remained unchanged.
The tables above do not include any grants of restricted shares in the Company's consolidated subsidiaries. In April 2017, the Company's consolidated subsidiary, ChinaCo, granted a shareholder, in connection with services to be provided by a consultant affiliated with such shareholder, the right to subscribe to 10,000,000 of ChinaCo's Class A ordinary shares which will vest annually over a five year period and had a grant date value of $3.51 per ChinaCo Class A ordinary share. The consultant is also a member of the Company's and ChinaCo's board of directors; however, the services required per the terms of grant are greater in scope than the individual's responsibilities as a standard director. As of March 31, 2019 , a total of two million of these shares were vested and issued. During the three months ended March 31, 2018 and 2019 , the Company recorded $1.8 million and $4.5 million, respectively, of general and administrative expenses, associated with the rights to subscribe to ChinaCo ordinary shares granted to non-employee contractors for services rendered. This expense was recorded as an increase in the equity allocated to noncontrolling interests on the Company's condensed consolidated balance sheet as of March 31, 2019 .

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

As of March 31, 2019 , there was $55.6 million of total unrecognized expense related to unvested ChinaCo ordinary shares expected to be recognized over a weighted‑average period of approximately 3.1 years.
Note 22.  Net loss per share
We compute net loss per share of Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in our net losses.
Our participating securities includes Series A, B, C, D-1, D-2, E, F, G and Acquisition Preferred Stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend on a pari passu basis in the event that a dividend is paid on common stock, and holders of certain vested RSUs that have a non-forfeitable right to dividends in the event that a dividend is paid on common stock. The holders of our Junior Preferred Stock are not entitled to receive dividends and are not included as participating securities. The holders of Series A, B, C, D-1, D-2, E, F, G and Acquisition Preferred Stock as well as the holders of certain vested RSUs with a non-forfeitable right to dividends, do not have a contractual obligation to share in our losses. As such, our net losses for the three months ended March 31, 2018 and 2019 were not allocated to these participating securities.
Basic net loss per share is computed by dividing net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of shares of our Class A common stock and Class B common stock outstanding during the period.
For the computation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of fully diluted common shares outstanding. For the three months ended March 31, 2018 and 2019, our potential dilutive shares, such as stock options, restricted stock, RSUs, warrants, convertible notes, and shares of convertible Series A, B, C, D-1, D-2, E, F, G, Acquisition and Junior Preferred Stock were not included in the computation of diluted net loss per share as the effect of including these shares in the computation would have been anti-dilutive.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The numerators and denominators of the basic and diluted net loss per share computations for our common stock are calculated as follows for the three months ended March 31, 2018 and 2019:

	Three Months Ended March 31,
(Amounts in thousands, except share and per share data)	2018	2019
Numerator:
Net loss attributed to WeWork Companies Inc.	$(231,462)	$(177,822)
Net loss attributable to Class A and Class B common stockholders	$(231,462)	$(177,822)
Denominator:
Basic shares:
Weighted-average shares - Basic	162,202,359	164,776,642
Diluted shares:
Weighted-average shares - Diluted	162,202,359	164,776,642
Net loss per share attributable to Class A and Class B common stockholders:
Basic	$(1.43)	$(1.08)
Diluted	$(1.43)	$(1.08)

The following table presents the total weighted-average number of potentially dilutive shares that were excluded from the computation of diluted net loss per share attributable to Class A and Class B common stockholders because their effect would have been anti-dilutive for the periods presented:

	Three Months Ended March 31,
	2018	2019
Convertible Preferred Stock Series A, B, C, D-1, D-2, E, F, G, and Acquisition	170,391,872	171,757,789
Convertible Preferred Stock Series Junior	1,500	1,500
Convertible notes	785,302	9,876,211
Stock options not subject to performance conditions	15,654,857	18,130,420
Unvested restricted stock/RSUs not subject to performance conditions	885,777	1,077,440
Vested RSUs with non-forfeitable dividend rights	211,670	371,618
Warrants	1,733,016	11,769,106

Pro forma Net Loss per share (unaudited)
Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding convertible preferred stock into Class A common stock other than our Junior Preferred Stock which automatically converts to Class B common stock in connection with a qualifying initial public offering and our convertible notes that automatically ultimately convert into Class A common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The liquidation and dividend rights are identical among Class A and Class B common stock, and both classes of common stock share equally in our earnings and losses.
In addition, if the qualifying initial public offering had occurred on March 31, 2019, we would have recorded $22.2 million of stock-based compensation expense related to RSUs and options with both service-based and performance conditions, that will vest on the satisfaction of the performance condition in connection with the completion of a qualifying initial public offering. Stock-based

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

compensation expense associated with these RSUs and options is excluded from this pro forma presentation. Since these stock options are not automatically exercised upon a qualifying initial public offering and the RSUs and options have not yet met the respective service-based conditions, these shares are not included as part of pro forma basic shares but are included in potentially pro forma dilutive shares as of March 31, 2019, the effect of which were anti-dilutive.
The numerators and denominators of the basic and diluted pro forma net loss per share computations for our common stock are calculated as follows for the three months ending March 31, 2019:

Three Months Ended March 31,
(Amounts in thousands, except share and per share data)	2019
Numerator:
Net loss attributed to WeWork Companies Inc. as reported	$(177,822)
Net loss attributable to Class A and Class B common stockholders for pro forma computation	$(177,822)
Denominator:
Basic Shares:
Weighted-average shares outstanding used for basic net loss per share computation	164,776,642
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, G, and Acquisition preferred stock to Class A common stock	171,757,789
Pro forma adjustment to reflect assumed conversion of convertible notes to Class A common stock	9,876,211
Pro forma adjustment to reflect assumed conversion of Amended 2018 warrant to Class A common stock	11,515,151
Pro forma adjustment to reflect assumed conversion of Junior Preferred Stock to Class B common stock	1,500
Number of shares used for pro forma basic net loss per share computation	357,927,293
Diluted shares:
Weighted-average shares - Diluted	357,927,293
Pro forma net loss per share attributable to Class A and Class B common stockholders:
Basic	$(0.50)
Diluted	$(0.50)

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Note 23. Commitments and Contingencies
Lease Commitments —
Operating leases
Future minimum rental payments under operating leases, inclusive of escalation clauses and exclusive of contingent rent payments, that have initial or remaining non-cancellable lease terms in excess of one year as of March 31, 2019 are as follows:

(Amounts in thousands)	Total
Remainder of 2019	$1,148,723
2020	2,097,682
2021	2,369,593
2022	2,494,023
2023	2,563,826
2024 and beyond	26,971,062
Total minimum payments	$37,644,909

Capital leases
The Company’s assets subject to capital leases had a gross carrying value of $35.6 million and accumulated amortization of $9.0 million as of March 31, 2019 . Future minimum payments with respect to obligations under the Company’s capital leases as of March 31, 2019 are as follows:

(Amounts in thousands)	Total
Remainder of 2019	$4,250
2020	5,673
2021	5,772
2022	5,901
2023	6,033
2024 and beyond	44,977
Total minimum payments	72,606
Less amount representing interest	(30,410)
Present value of net minimum obligations	42,196
Less current portion	(1,761)
Long-term portion	$40,435

Credit Agreement — In November 2015, the Company amended and restated its credit facility to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial covenants. At various points during 2016 through 2019, the Company has executed amendments to the credit agreement which amended certain of the financial and other covenants. In November 2017 and as later amended, the Company entered into a new letter of credit facility pursuant to the letter of credit reimbursement agreement, that provides for an additional $500.0 million in availability of standby letters of credit. The revolving loans and letters of credit under the credit agreement and the letter of credit reimbursement agreement will terminate in November 2020.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

The credit agreement and the letter of credit reimbursement agreement contain customary representations, warranties, covenants (including certain financial covenants) and events of default applicable to the Company and its subsidiaries that could give rise to accelerated repayment. The Company was in compliance with all of the covenants required by the credit agreement as of March 31, 2019 .
Any amount borrowed under the credit agreement and reimbursement obligations under the letter of credit reimbursement agreement are guaranteed by the Company and certain of the Company’s domestic wholly-owed subsidiaries. The obligations under the revolving credit facility and letter of credit facility are secured on a pari passu basis (except with respect to certain cash collateral) by a lien on substantially all of the Company’s assets and substantially all of the assets of substantially all of the Company’s subsidiaries that are guarantors, as applicable, including the pledge of the equity interests in each of the Company’s, and the guarantors', direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantee and security requirements under each of these facilities are subject to certain customary exceptions and exclusions.
As of December 31, 2018 and March 31, 2019 , $832.3 million and $925.7 million , respectively, of stand‑by letters of credit were outstanding under a combination of the credit facility and the letter of credit facility, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s wholly-owned subsidiaries. These letters of credit were secured by restricted cash of $344.9 million and $406.6 million , respectively, at December 31, 2018 and March 31, 2019 . There were no borrowings outstanding under the credit agreement as of December 31, 2018 and March 31, 2019 .
In addition, the Company has also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s consolidated VIEs. There was $59.6 million and $64.5 million of stand‑by letters of credit outstanding under these other arrangements that are secured by $74.8 million and $81.4 million of restricted cash at December 31, 2018 and March 31, 2019 , respectively.
Construction Commitments — In the ordinary course of its business, the Company enters into certain agreements to purchase construction and related contracting services related to the build-outs of the Company’s operating locations that are enforceable and legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. The Company’s purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with the Company’s construction schedule. As of December 31, 2018 and March 31, 2019 , the Company had issued approximately $270.3 million and $600.9 million , respectively, in such outstanding construction commitments.
Legal Matters —The Company is, from time‑to‑time, party to litigation arising in the normal course of its business or litigation that is adequately covered by insurance. In the normal course of business, the Company also actively monitors violations of our valuable trademark rights and pursues legal action as determined appropriate. Management believes that none of these actions will have a material effect on the condensed consolidated financial position, results of operations or cash flows of the Company.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

Asset Retirement Obligations — As of December 31, 2018 and March 31, 2019 , the Company had asset retirement obligations of $90.5 million and $101.4 million recorded within other liabilities. Asset retirement obligations include the following activity during the year ended December 31, 2018 and the three months ended March 31, 2019 :

(Amounts in thousands)	Year Ended December 31, 2018	Three Months Ended March 31, 2019
Balance at beginning of period	$53,336	$90,470
Liabilities incurred in the current period	33,782	9,277
Liabilities settled in the current period	—	—
Accretion of liability	4,462	1,430
Revisions in estimated cash flows	—	—
Effect of foreign currency exchange rate changes	(1,110)	262
Balance at end of period	$90,470	$101,439

Note 24. Other Related Party Transactions
On March 21, 2019, the Company entered into an agreement with an affiliate of a principal stockholder with representation on the Company's board of directors that is also the 99.99% equity owner in the Creator Fund, related to reimbursement of funds to the Company related to the underwriting and for production services performed by the Company for Creator Awards events held or to be held between September 2017 and January 2021. Pursuant to the terms of the contract, in consideration of the Company’s performance of its obligations, the affiliate has made or will make payments totaling $80 million. Any portion of the total $80 million contracted payments not used in connection with the execution of services by December 31, 2020 will be fully reimbursable by the Company to the affiliate. The affiliate funded $20.0 million during 2017, as a deposit in anticipation of signing a contract with the Company, which was recorded as deferred revenue on the accompanying condensed consolidated as of December 31, 2018. During the three months ended March 31, 2019, the Company received an additional $40 million in cash pursuant to the terms of the contract and recognized $39.5 million as other revenue, relating to services provided by the Company in support of Creator Award events that occurred during the period from September 1, 2017 through March 31, 2019. As of March 31, 2019, the Company has $20.5 million recorded within deferred revenue on the accompanying condensed consolidated balance sheet which will be recorded as revenue as services relating to the Creator Awards events occur between April 1, 2019 and December 31, 2020. Pursuant to the terms of the contract, the remaining $20 million payable to the Company is scheduled to be received in January 2020.
During the three months ended March 31, 2018 , and 2019 , the Company earned $0.8 million and $14.6 million , respectively, in revenue from the sale of memberships and other services to an affiliate of a principal stockholder with representation on the Company's board of directors.
During the three months ended March 31, 2018 , and 2019 , the Company earned $0.3 million and $1.8 million , respectively, in revenue from the sale of memberships and other services to other related parties that have significant influence over the Company through representation on the Company's board of directors.
As of December 31, 2018 , the Company recorded a receivable of $2.5 million from an individual that is a principal stockholder, executive officer and director of the Company, relating to reimbursement of

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

expenditures made, included as due from related parties on the accompanying condensed consolidated balance sheets. The receivable was fully collected in February 2019. In addition, during the three months ended March 31, 2019 , the Company recorded revenue of approximately $60,000 , relating to services rendered to a principal stockholder, executive officer and director of the Company.
The Company has entered into three separate operating lease agreements for space in buildings that are partially owned by an individual that is a principal stockholder, executive officer and director of the Company. A significant shareholder of the Company's Class B stock is also a partial owner of one of the buildings. During the three months ended March 31, 2018 , and 2019 , the Company recognized $1.5 million and $1.4 million , respectively, of rent expense related to these leases and made cash payments totaling $1.5 million and $1.6 million , respectively. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $221.7 million as of March 31, 2019 .
The Company has entered into a capital lease agreement for space in a building partially owned by a principal stockholder, executive officer and director of the Company. A significant shareholder of the Company's Class B stock is also a partial owner of the building. During the three months ended March 31, 2018 and 2019 , the Company recognized $0.4 million and $0.4 million , respectively, of interest expense related to this capital lease and made cash payments totaling $0.5 million and $0.5 million , respectively. Future payments with respect to obligations under this capital lease are approximately $18.3 million as of March 31, 2019 .
As of March 31, 2019 , the Company has several operating lease agreements for space in buildings owned by entities in which the Company has an equity method investment. During the three months ended March 31, 2018 and 2019 , the Company recognized $0.2 million and $3.1 million , respectively, of rent expense related to these leases and made cash payments totaling $0.3 million and $0.3 million , respectively. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $316.9 million as of March 31, 2019 .
As of March 31, 2019 , the Company has several operating lease agreements for space in buildings that are owned by the WPI Fund. The Company is a 50% owner of the unconsolidated entities that are the general partner and asset manager of the WPI Fund. The other 50% owner of both the general partner and the asset manager of the WPI Fund, is an affiliate of Rhône Group L.L.C. Rhône Group L.L.C. is also a shareholder of the Company and Rhône Group L.L.C.'s controlling member is also a director of the Company. During the three months ended March 31, 2018 and 2019 , the Company recognized none and $1.0 million , respectively, of rent expense related to these leases and made no cash payments in either period. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $423.7 million as of March 31, 2019 .
During 2017, the Company also received unsecured loans totaling $26.1 million , at an interest rate of 1.52% , from the WPI Fund. During the three months ended March 31, 2018 , the Company recognized approximately $15,000 of interest expense related to these unsecured loans. The loans were paid off in full by the Company upon maturity on April 13, 2018.
As of December 31, 2018 and March 31, 2019 , the Company had $5.7 million and $10.8 million , respectively, in outstanding recourse promissory notes to certain employees of the Company. As of March 31, 2019 , the promissory notes include interest rates ranging from 1.7% to 2.6% and have maturities ranging from 2023 to 2028. As of December 31, 2018 and March 31, 2019 , $5.7 million and

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

$10.8 million , respectively, was recorded in other assets on the accompanying condensed consolidated balance sheets.
During the three months ended March 31, 2019 , the Company closed on the acquisition of the 424 Fifth Venture from an entity that shares a common board member with the Company. See Note 6 for additional details.
During the three months ended March 31, 2018 and 2019 , the Company recognized expenses of approximately $32,000 and $0.4 million for services provided by an entity that is a principal stockholder with representation on the Company's board of directors.
During the three months ended March 31, 2018 and 2019 , the Company recognized expenses of $0.1 million and $0.1 million , respectively, for services provided by a vendor in which the Company has an equity method investment.
During the three months ended March 31, 2018 and 2019 , the Company recognized expenses totaling approximately $45,000 and $20,000 , respectively, in connection with promotional services performed by an immediate family member of a principal stockholder, executive officer and director of the Company for the Creator Awards ceremonies. In addition, during the three months ended March 31, 2018 and 2019 , the Company recognized expenses totaling $40,000 and $41,000 , respectively, for an employee of the Company, whom is an immediate family member of a principal stockholder, executive officer and director of the Company.
Note 25. Concentration
The Company’s revenues and total property and equipment, by country, are as follows:

	Three Months Ended March 31,
(Amounts in thousands)	2018	2019
Revenue:
United States	$213,760	$414,081
United Kingdom	57,503	98,872
Greater China	7,795	42,390
Other foreign countries	63,105	172,993
Total revenue	$342,163	$728,336

	December 31,	March 31,
(Amounts in thousands)	2018	2019
Property and equipment:
United States	$2,997,154	$4,210,062
United Kingdom	537,568	610,165
Greater China	247,654	301,128
Other foreign countries	1,157,903	1,458,375
Total property and equipment	$4,940,279	$6,579,730

Note 26. Subsequent Events
The Company has evaluated subsequent events from March 31, 2019 through June 19, 2019, which is the date the financial statements were available for issuance, and has determined that there are no subsequent events requiring adjustments to or disclosure in the condensed consolidated financial statements, other than as discussed below.
In April 2019, the Company issued a $362 million loan to Adam Neumann in connection with the early exercise of a stock option, with the shares received as a result of such option exercise subject to the vesting schedule of the option award and with the recourse promissory note secured by such shares. This promissory note has an interest rate of 2.89% and a maturity of 2029.
In April 2019, the Company's board of directors approved a restricted stock award to a director for 454,546 shares of the Company's Class A common stock, which is subject to completion of a contemplated transaction. The grant generally vests in equal monthly installments over 7 years from the grant date.
In April 2019, the Board of Directors designated 1,100,000 shares of Acquisition Preferred Stock as Series AP-3 Acquisition Preferred Stock (“Series AP-3 Stock”). The Series AP-3 Stock has an original issue price of $110 per share and rights similar to those of the Company’s other outstanding shares of Acquisition Preferred Stock.

WeWork Companies Inc.
Notes to Condensed Consolidated Financial Statements
March 31, 2019
(unaudited)

In May 2019, the Company closed on the acquisition of Managed by Q Inc., an office management platform, for a total contract price of approximately $220.0 million, paid $100.0 million in cash and the remaining in Series AP-3 Acquisition Preferred Stock.
In April 2019, the Company drew down on the second tranche of the amended 2018 warrant and received $1.0 billion in cash from SBWW Cayman.
Subsequent to March 31, 2019 , the Company has continued to enter into new lease commitments and letters of credit in connection with continued domestic and international expansion occurring in the ordinary course of business.

           Shares

Class A Common Stock

Prospectus

             , 20

Until                    , 20        , all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus
Item 13. Other Expenses of Issuance and Distribution.
Estimated expenses, other than underwriting discounts and commissions, of the sale of the Registrant’s Class A common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*

*	To be furnished by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
Upon completion of this offering, the Registrant’s restated certificate of incorporation will provide that the Registrant will indemnify, to the fullest extent permitted under the DGCL, each person who was or is a party or threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer or while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee in such Proceeding.
In addition, the Registrant’s restated certificate of incorporation will also allow the Registrant to indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Registrant or, while an employee or agent of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding, including in defending any Proceeding in advance of its final disposition.
The Registrant has entered into or will enter into indemnification agreements with each of its current directors and executive officers. Each indemnification agreement provides or is expected to provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide or will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to the Registrant if it is found that such indemnitee is not entitled to such indemnification under applicable law.
The Registrant maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement the Registrant enters into in connection with the sale of the Registrant’s Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, the Registrant, the Registrant’s directors, the Registrant’s officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant or the Registrant’s directors or the Registrant’s officers or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2016. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.

(a)	Preferred stock financings
Between March 8, 2016 and December 1, 2016, the Registrant issued and sold an aggregate of 13,759,327 shares of Series F preferred stock for aggregate gross proceeds payable to the Registrant of approximately $690.6 million.
On March 13, 2017, the Registrant issued and sold 5,790,388 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $300.0 million. On June 30, 2017, the Registrant issued and sold an additional 11,568,336 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $700.0 million. On October 30, 2017, the Registrant issued and sold an additional 15,453,475 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $700.0 million.

(b)	Acquisitions
On June 30, 2017, the Registrant acquired 100% of the capital stock of Fieldlens, Inc. in exchange for the issuance of 129,615 shares of Series G preferred stock, of which 23,249 shares were subject to holdback obligations. On June 30, 2018, all of the 23,249 holdback shares were released.
On August 24, 2017, the Registrant acquired 100% of the capital stock of Unomy Ltd. in exchange for the issuance of 53,902 shares of Class A common stock, of which 13,931 shares were subject to holdback obligations. The Registrant also issued an additional 377 shares of Class A common stock for a purchase price adjustment in connection with the Unomy acquisition.

On October 4, 2017, the Registrant acquired 100% of the capital stock of Spacemob Pte. Ltd. in exchange for the issuance of 96,372 shares of Class A common stock, of which 29,276 shares were subject to holdback obligations.
On October 11, 2017, the Registrant acquired 100% of the capital stock of Flatiron School, Inc. in exchange for the issuance of 154,355 shares of Class A common stock and 171,505 shares of Series G preferred stock, of which 23,314 shares and 25,903 shares, respectively, were subject to holdback obligations.
On March 22, 2018, the Registrant agreed to issue up to 1,600,000 shares of Series AP-1 preferred stock in connection with the Registrant’s acquisition of 100% of the capital stock of Conductor, Inc.
On April 11, 2018, the Registrant agreed to issue shares of Class A common stock in connection with the acquisition of 100% of the capital stock of naked Hub Holdings Ltd. by a subsidiary of the Registrant.  On                         , 2019, the Registrant issued                    shares of Class A common stock in connection with this acquisition.
On May 17, 2018, the Registrant agreed to issue up to 39,996 shares of Series AP-2 preferred stock in connection with the Registrant’s acquisition of 100% of the capital stock of MissionU PBC.
On May 3, 2019, the Registrant acquired 100% of the capital stock of Managed by Q Inc. in exchange for the issuance of 943,489 shares of Series AP-3 preferred stock.

(c)	Stock options and restricted stock
Since January 1, 2016, the Registrant has granted to its employees and others options to purchase an aggregate of               shares of Class A common stock under its equity compensation plans at a weighted average exercise price of $        per share.
Since January 1, 2016, the Registrant has granted to its employees and others options to purchase an aggregate of             shares of Class B common stock under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has issued and sold to its employees and others an aggregate of               shares of Class A common stock in connection with the exercise of options granted under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has granted to its employees and other service providers restricted stock awards and restricted stock units for an aggregate of          shares of Class A common stock under its equity compensation plans.
Since January 1, 2016, the Registrant has granted to its employees and other service providers restricted stock awards for an aggregate of           shares of Class B common stock under its equity compensation plans.
Since January 1, 2016, the Registrant has issued and sold to its employees and others an aggregate of               shares of Class B common stock in connection with the exercise of options granted under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has issued          shares of Class A common stock to consultants for services to be rendered to the Registrant by such consultants.

(d)	Warrants and convertible notes
Since January 1, 2016, the Registrant has issued          shares of Class A common stock in connection with the exercise of warrants at a weighted average exercise price of $     per share.

Since January 1, 2016, the Registrant has issued          shares of Class B common stock in connection with the exercise of warrants at a weighted average exercise price of $     per share.
Since January 1, 2016, the Registrant has issued          shares of Series C preferred stock in connection with the partial conversion of a convertible note. The outstanding principal amount remaining under this convertible note will be automatically converted to                shares of Series C preferred stock, which will then be converted to                shares of Class A common stock, upon the completion of this offering.
On August 31, 2018, the Registrant issued a convertible note to SB WW Holdings (Cayman) Limited pursuant to that certain Agreement for Investment and Convertible Promissory Note dated July 28, 2018 between the Registrant and SoftBank Group Corp. The convertible note has a principal amount of $1,000,000,000. The outstanding principal amount, including accrued interest thereon, will be automatically converted to shares of Class A common stock upon the completion of this offering at a price per share equal to $110 (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar recapitalization event upon the completion of this offering).
On November 1, 2018, the Registrant entered into a warrant agreement with SB WW Holdings (Cayman) Limited pursuant to which the Registrant agreed to issue to SB WW Holdings (Cayman) Limited warrants exercisable for shares of the Registrant’s capital stock. Warrants issued to SB WW Holdings (Cayman) Limited upon receipt of funding on January 15, 2019 and April 15, 2019 will be automatically exercised upon the completion of this offering for                  shares of Class A common stock.
On January 7, 2019, the Registrant entered into a warrant agreement with SB WW Holdings (Cayman) Limited pursuant to which the Registrant agreed to issue to SB WW Holdings (Cayman) Limited a warrant exercisable for shares of the Registrant’s capital stock.  The warrant will be issued to SB WW Holdings (Cayman) Limited upon receipt of funding on April 3, 2020.

(e)	Senior notes
On April 30, 2018, the Registrant issued $702,000,000 aggregate principal amount of 7.875% senior notes due 2025.
Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

(b)
Financial statement schedules: All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect prior to the closing of the Registrant’s initial public offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect prior to the closing of the Registrant’s initial public offering
4.1*	Form of Class A Common Stock Certificate of the Registrant
4.2*	Form of Class B Common Stock Certificate of the Registrant
4.3*	Ninth Amended and Restated Registration Rights Agreement, dated as of , by and among the Registrant and the stockholders from time to time party thereto
4.4*	Form of Warrant to Purchase Class A Common Stock
4.5*	Indenture, relating to the Registrant’s 7.875% Senior Notes due 2025, by and between the Registrant and Wells Fargo Bank, National Association, dated April 30, 2018
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Indemnification Agreement
10.2*	WeWork Companies Inc. 2013 Stock Incentive Plan
10.3*	WeWork Companies Inc. 2015 Equity Incentive Plan
10.4*	WeWork Companies Inc. 2019 Omnibus Incentive Plan
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Ernst & Young LLP
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to the Registration Statement)

*	To be filed by amendment.

Signatures and powers of attorney
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on              , 20    .

WeWork Companies Inc.

By:
Arthur Minson
Co-President and Chief Financial Officer
Each of the undersigned officers and directors of the Registrant hereby severally constitutes and appoints Adam Neumann, Arthur Minson and Jennifer Berrent, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 20

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20